
09011121


Yum!
2008
Annual Customer
Mania Report

Putting the pieces in place

TO BECOME THE DEFINING GLOBAL COMPANY THAT FEEDS THE WORLD


TACO BELL


Pizza Hut




LONG JOHN SILVERS


A&W
ALL AMERICAN FOOD

Yum!

FINANCIAL HIGHLIGHTS

(In millions, except for per share amounts)

Year-end	2008	2007	% B/(W) change
Company sales	$ 9,843	$ 9,100	8
Franchise and license fees	1,436	1,316	9
Total revenues	$11,279	$ 10,416	8
Operating profit	$ 1,506	$ 1,357	11
Net income	$ 964	$ 909	6
Diluted earnings per common share	$ 1.96	$ 1.68	17
Cash flows provided by operating activities	$ 1,521	$ 1,551	(2)

AVERAGE U.S. SALES PER SYSTEM UNIT [a]

(In thousands)

Year-end	2008	2007	2006	2005	2004	5-year growth [b]
KFC	$ 967	$ 994	$ 977	$ 954	$ 896	2%
Pizza Hut	854	825	794	810	794	3%
Taco Bell	1,241	1,120	1,176	1,168	1,069	4%

(a) Excludes license units.
(b) Compounded annual growth rate.

CONTENTS

ABOUT THE PAPER USED FOR THIS REPORT


PRINTED WITH
SOY INK

The inks used in the printing of this report contain an average of 25% - 35% vegetable oils from plant derivatives, a renewable resource. They replace petroleum based inks as an effort to also reduce volatile organic compounds (VOCs).

The cover and first 12 pages of this report were printed using FSC-certified paper made with 50% recycled content including 24% post-consumer waste.

DEAR

PARTNERS,

I'm sure you would agree that a company gets the best results and the best people when it is in pursuit of greatness. After all, when given a choice, who in the world really wants to wake up every day, go to work and muddle in mediocrity when you have a chance to be a part of something special. That's why I'm proud to report that our people are pumped up about **PUTTING THE PIECES IN PLACE TO BECOME THE DEFINING GLOBAL COMPANY THAT FEEDS THE WORLD.**



DAVID C. NOVAK
CHAIRMAN AND CHIEF EXECUTIVE OFFICER
YUM! BRANDS, INC.

Now I also know this all could sound like a pipe dream if you didn't have a track record and the resources to achieve it. So I'm pleased to report that our confidence that we can achieve such a bold goal stems from the substance I will share with you in this report and begins with a track record of doing what we say, or as I like to say at Yum!, walking the talk.



That's why I'm especially humbled to tell you on behalf of our dedicated teams and franchisees around the world, that we achieved 14% Earnings Per Share (EPS) growth for 2008. That's the seventh straight year we've achieved at least 13% growth and once again exceeded our +10% annual EPS growth target. In so doing, we grew worldwide system sales +7% and same store sales +3%, contributing to what is now 21 consecutive quarters of same store sales growth. Perhaps even more importantly, we strengthened our claim as the number one retail developer of new units outside the United States by opening a record 1,495 units, the eighth straight year we've opened more than 1,000 new units. With this quality growth, we generated cash from operations of over $1.5 billion and returned an all time high of nearly $2 billion to our shareholders through share repurchases and dividends. I'm especially pleased we achieved these results in a year tainted by unprecedented commodity inflation, a slowing economy, declining consumer confidence and the collapse of the financial markets. Performance in tough times like these reinforces the underlying power of our global portfolio of leading brands to deliver consistent double digit EPS growth because of their universal appeal, convenience and affordability. Nevertheless, our stock took a tumble like the rest of the market, declining 21% in 2008 although we significantly outperformed the broader market as measured by the S&P 500 which was down 41%.

Stepping back, over the past decade we have truly become a global company with 55% of our total revenue and nearly 60% of our operating profits coming from outside the United States, versus 24% of total revenue and 20% of operating profit when we started our company in 1997. When we combine this with the inarguable fact that we operate in more than 110 countries, have over one million team members and have such recognized brands, we believe we are in the scalable and enviable position to build a global company that sets the standard for others to follow which is to become The Defining Global Company that Feeds the World.

TO US THIS MEANS CONTINUING TO BUILD AND CREATE:




Pizza Hut



A FAMOUS RECOGNITION CULTURE WHERE EVERYONE COUNTS.

We already serve as a best practice for other companies because of the way we use fun recognition to celebrate the achievement of others and drive results. And our success starts with the fundamental belief that everyone at every level can truly make a difference. This belief inspires us all to do our very best. We intend to capitalize on our spirited work environment by using it as a magnet to attract and retain the best talent and make Customer Mania come alive in every person and in every store as we go for operational excellence. As it stands today, this culture is well established at our restaurant support centers and above store but is inconsistently executed at our restaurants where it counts most. A defining global company will have its customers recognizing its passion for making them happy and we will settle for nothing less.

DYNAMIC, VIBRANT BRANDS EVERYWHERE.

We want our brands in every country to be always connecting with our customers, always reaching for new innovations and excellence, and always leading. To this end, we are in the process of cascading our Achieving Breakthrough Results (ABR) training to our managers around the world. The charge is to have an army of ABR "black belts" who achieve the kind of breakthroughs that will make headlines in our industry. We believe this is the most ambitious training initiative ever conducted in our industry and will help us achieve more - faster - much in the same vein Six Sigma has done for manufacturing companies.

A COMPANY WITH A HUGE HEART.

This means truly caring about others. This means opening doors and providing great career paths that allow people to work their way up from the bottom to the top. That also means using our talent, time and imagination to save lives and improve our environment. That's why we have partnered with the United Nations World Food Programme and have an annual hunger relief campaign that raised nearly $20 million in cash and in-kind contributions in 2008. That's the equivalent of 80 million meals, saving nearly 1.8 million children from starvation. In addition, our team members donated five million volunteer hours to this incredible cause. Equally important is our commitment to health and nutrition, including an online exercise program to help educate consumers about maintaining a balanced lifestyle. In China, our team has created an incredible 3-on-3 basketball tournament with 24,000 teams participating in 400 plus Chinese cities. The bottom line is we do lots of good in the communities we serve and to learn more I ask you to check out our company's first Corporate Responsibility Report which is published online at Yum.com. Great companies have always focused on more than making money and we are doing just that.

RESULTS, AGAIN AND AGAIN.

I think you'd all agree the only way you can be recognized as "defining" is to continue to put the numbers on the board that make you a winner with your customers and shareholders. And admittedly, given the current state of the financial markets and economy, 2009 represents our most challenging year yet. In the response to the financial uncertainties posed by declining investment values and rising unemployment, consumers have trimmed their discretionary spending to conserve cash and rebuild savings. As a consequence they are dining out less frequently and when they do go out to eat, they aggressively seek value. To succeed under these conditions restaurant concepts must launch a two pronged attack: offer superior value, and provide differentiated and relevant products. While it's true that we enjoy some measure of insulation by virtue of our position in the lower end of the dining out space arguably capturing trade down business from higher end concepts that are more exposed to an economic slowdown—we are not immune to the effects of a weakening economy. Therefore, to sustain our track record of success, we are sharpening our value offerings and providing innovative products that uniquely satisfy customer needs and leverage the capacity of our assets. What's more, we are confident that our considerable financial strength matches the staying power of our brands. In fact, we stand to gain from any near term industry consolidation. That said, we think it's also more important than ever to focus on the keys to our long-term growth. And the good news for us is we have four very clear growth strategies we are pursuing with urgency and purpose. Strategies that have served us well and put real meat on the bone in our quest to become

THE DEFINING GLOBAL COMPANY THAT FEEDS THE WORLD.

#1

BUILD LEADING BRANDS ACROSS CHINA IN EVERY SIGNIFICANT CATEGORY.



With KFC and Pizza Hut, we have already established two of the most loved brands in the fast food and casual dining category and we are now successfully developing Pizza Hut Home Service. We are even creating our own Chinese quick service restaurant chain, East Dawning, tailored to the local favorites based on the amazing insight that Chinese people's favorite cuisine is, believe it or not, Chinese food!

While the China economy has at least temporarily declined from it's robust double digit growth to what is projected to be 6% growth in 2009, we continue to believe we are in the first inning of a nine inning ball game with a business that has already achieved tremendous scale (3,000+ units) and nearly a half billion dollars in profit. In fact, there is no question we are uniquely and competitively positioned to capitalize on what we believe will be and remains the biggest growth opportunity for the restaurant industry in the 21st century.

Consider this, there are 300 million people in the U.S. and there are already over 600 million cell phone users in China out of a general population of 1.3 billion. There has been double digit personal income growth the past four years with over 18 million people entering the cities each year. The market share for chain restaurants is less than 3% in China with plenty of room to grow. There is high purchase intent of Western brands and consumer demand for quality is growing sharply.

Furthermore, China is our highest returning international business with a cash payback on investments of approximately two years which is why we are investing our own capital to be primarily company owned and operated. As we have built the business, we've put in place a world class infrastructure to give us a long-term competitive advantage. We uniquely own our own food distribution system that has allowed us to expand KFC into more than 500 cities in China and make Pizza Hut available in nearly 100 cities. We have one of the largest real estate and construction teams of any retailer in the world that opened over 500 traditional restaurants in 2008 as we generated 7% same store sales growth in China. We have also developed target manufacturing capability for our proprietary dessert line of egg tarts and pizza dough making. And we continue to grow our people capability ahead of the business by recruiting and retaining talent with highly sought after and well paying jobs. In fact, our China executive team and store operations are best in class in the Yum! world.



I often get asked the question of how big we think we can be in China. Our best long range forecast is over 20,000 restaurants. The way we look at it, KFC can be every bit as big as McDonald's is in the U.S., ultimately reaching 15,000+ units; Pizza Hut Casual Dining can equal the casual dining leader in the U.S., Applebee's, achieving 2,000+ units; Pizza Hut Home Service can match category leading Dominos in the U.S., achieving 5,000+ units: and East Dawning is attacking the Chinese equivalent to the hamburger category in the U.S., so who knows how high is up?


Pizza Hut

I also often get asked the question: what can go wrong? Well, in the past five years, we've had challenges like dealing with SARS, the threat of Avian Flu, and an ingredient supply issue with each having significant short term impact. In each case we bounced back stronger than before, and in fact, have generated 23% compounded annual profit growth rate in the China Division over the past five years. Now we have a slowing 6% GDP growth rate that still makes China the fastest growing major economy in the world. My hunch is we can definitely perform well in this kind of an environment. And while we will most certainly have our future ups and downs, I'm more convinced than ever that one day we will have more restaurants and profits in China than we do in the U.S., so we wouldn't trade places with anyone. That's my story and I'm sticking with it!!

CHINA DIVISION ONGOING GROWTH MODEL: 20% OPERATING PROFIT GROWTH; +20% SYSTEM SALES GROWTH IN MAINLAND CHINA.


4008-123-123





#2

DRIVE AGGRESSIVE INTERNATIONAL EXPANSION & BUILD STRONG BRANDS EVERYWHERE.

Yum! Restaurants International (YRI), which operates in over 110 countries and territories outside of China and the U.S., had its best year yet in 2008. YRI delivered same store sales growth of 4%, system sales growth of 10% and operating profit growth of 10%, resulting in record operating profit of over a half billion dollars. We have a high return franchising model with over 90% of our new restaurants being built by franchisees thus generating over $650 million in franchise fees, requiring minimal capital on our part. To date, we have not seen a slowdown in the development pace. And while KFC and Pizza Hut are already global brands, we have barely scratched the surface of our potential to reach a combined population of five billion people.



We opened a record 924 new traditional restaurants across six continents in 2008. That's the eighth straight year we've opened more than 700 new restaurants at YRI, a big number in relation to any international business. Our ever increasing scale fuels growth as more restaurants and more sales lead to more marketing and an even stronger organization. This global infrastructure, coupled with our over 700 dedicated franchisees, is our single biggest competitive advantage at YRI. For this we are largely indebted to PepsiCo who, prior to our spin-off in 1997, invested 40 years and billions of dollars to establish the global network we've turned into a nearly 13,000 unit powerhouse. The reality is it would take the same time and commitment for our competition to reach our size and scale, and frankly, we don't expect most U.S. competitors to have significant international businesses for a long time to come.

We're focused on profitably driving international expansion in three global arenas–franchise only markets, established company owned markets, and emerging, underdeveloped markets with huge populations.

When you look at our core franchise and company business in total for the year, I'm especially pleased with the consistent growth we are seeing from our great franchise business units. YRI continued to generate strong system sales growth, excluding foreign currency translation of 8% for the full year. I would especially like to congratulate the following teams for outstanding system sales growth performance: Asia (excluding China Division) +8%, Continental Europe +11%, Middle East +24% and Latin America +12%.

In our emerging markets like India, Russia and Vietnam, we can leverage our core strategic advantage and capability to develop global markets. For instance, last year I had the opportunity to visit Vietnam, where there are 85 million people. We are in our early days there, but we are making great progress with 56 KFC restaurants open to date and a plan this year to open up additional Pizza Huts as well.

We are clearly mindful of the need to develop new growth opportunities, and that's why we are constantly testing and building global sales growth initiatives that will take our brands to even higher sales levels. Successful examples include the KFC breakfast menus in Asia and the United Kingdom; fish at KFC restaurants in the Middle East and Caribbean, Pizza Hut Tea Time in Indonesia, marketing the Pizza Hut enhanced dine-in experience in Hong Kong, and a new drink innovation – Krushers – in Australia. Krushers began with a one-unit test in Australia early in 2008, and we now have them in over 100 restaurants in 10 countries. Our customers love it and it is becoming a sustainable sales layer to build on in more countries.

Pizza Home Delivery (PHD), our new delivery focused brand, is operating in 11 countries with 64 restaurants and we are seeing encouraging results as we test and prove out this new pizza delivery concept.

Finally, given the popularity of Taco Bell and the fact that it is the second most profitable brand in the U.S., we are committed to developing it into our third global mega-brand based on our successful expansion in Guatemala, Costa Rica and the Philippines. We launched Taco Bell in Mexico and Dubai in 2008, with plans to expand it into India and Spain this year.

Also in 2008, we enjoyed a $100 million pretax gain from the sale of our minority interest in KFC Japan – a positive example of the financial discipline we use in making ownership decisions.

YRI made $528 million in operating profit during 2008, and together with China, accounts for about 60% of our operating profits compared to just 20% in 1997. With the benefit of increasing global prosperity, our strong global competitive positioning, massive, under-penetrated markets, aggressive franchisee-led growth and exciting new growth drivers, you can see why we view YRI as our division with the greatest long-term potential.



We are now truly a global powerhouse with a realistic new-unit development opportunity that is unmatched by anyone in restaurants or retail. In fact, we think YRI's global potential will reach at least 40,000 restaurants to go along with our projected 20,000 restaurant estimate for China.

INTERNATIONAL DIVISION ONGOING GROWTH MODEL: 10% OPERATING PROFIT GROWTH; AT LEAST 6% SYSTEM SALES GROWTH.


Детский
обед
KFC

#3

DRAMATICALLY IMPROVE U.S. BRAND POSITIONS, CONSISTENCY & RETURNS.

Our two largest U.S. businesses, Taco Bell and Pizza Hut, both delivered solid same store sales and profit growth for the full year in 2008. KFC, however, continues to lag behind the rest of our U.S. brands and it, along with unprecedented commodity inflation, were drivers of under performing profit performance in the U.S. business overall.

We are confident we're taking the right steps to deliver stronger brand positioning, higher returns and consistent growth performance to unlock the value inherent in our 18,000 U.S. restaurants. Our category-leading U.S. based brands have continually demonstrated outstanding unit economics on a stand-alone basis and generated $715 million in franchise and license fees in 2008, but we have fallen short in our goal to grow profits by at least 5% every year.

As we go forward, we have a laser-like focus to better leverage our substantial U.S. restaurant asset base with sales growth in these five areas:

1) MORE OPTIONS FOR CONSUMERS ACROSS OUR MENU
2) MORE CONTEMPORARY BEVERAGE OPTIONS & UNIQUE DESSERTS
3) EXPANDED DAY PARTS
4) BROADER PROTEIN OFFERINGS
5) CONTEMPORARY ASSETS


NEW
FRUTISTA
FREEZE
MANGO STRAWBERRY

Taco Bell is the best-positioned brand in this macro economic environment with the #1 value rating of any other brand in the industry. We're also proud of Taco Bell for being a leader in the industry through the use of a multi-layer marketing approach throughout the year to help drive trial and build awareness.

In 2008, we launched the hugely successful Frutista Freeze at Taco Bell and enhanced the brand's Why Pay More value menu. Consider this: Taco Bell's 89-cent Cheesy Double Beef burrito has 38% more food and 30% more beef than McDonald's value-priced Double Cheeseburger. Now that's a great value!

Last year, too, Taco Bell introduced its Volcano Taco, which opened a major area of innovation around our core product of tacos; and we are aggressively going after the dinner day part with unique packaging and bundled meals. The pipeline at Taco Bell is full and only getting fuller.

We fully recognize that Pizza Hut is in a challenging category, but we pulled away from the pack in 2008, when we introduced our Tuscani Pastas (Creamy Chicken Alfredo, Meaty Marinara, Premium Bacon Mac' N Cheese) and we have more to come in 2009. The new pastas, one of Pizza Hut's most important and successful product launches in its 50-year history, helped make Tuscani Pastas a $500 million product line that provides customers with an affordable break from weekday kitchen duty.



Pizza Hut also got a bounce last year out of its Pizza Mia which is great for groups that want a lot of pizza at a low price – $5 each when you buy three. P'Zone is another great value for individuals. It weighs in at over a pound and sells for $6.99. Pizza Hut is gaining solid momentum, too, with its WingStreet conversions. We're opening approximately 100 new WingStreets a month with national scale within our sights in 2009. This branded line of flavored chicken wings will be in a position to advertise on national television by the end of 2009.


Pizza
Mia

KFC, our only major soft spot, had a challenging year. President Gregg Dedrick retired and he was replaced by Roger Eaton, who brings tremendous experience leading our businesses, including seven years running the Australian market, where he delivered consistent same store sales growth in a highly competitive, highly penetrated market. Most recently, he was Yum!'s Chief Operating and Development Officer. Roger is a great leader who hit the ground running and who is already driving initiatives and leveraging successes we've had in other markets around the globe.

Last year KFC introduced its great-tasting, value-priced toasted chicken wrap, Original Recipe Strips, and made its $10 grocery store challenge with a seven-piece family meal that you can't buy for $9.99 at a grocery store. That was part of the strategy of providing dinner value to customers in today's environment.

We're encouraged that KFC's turnaround is underway, but we still must overcome two obstacles: non-fried options and value. In the non-fried arena, we're laying the foundation for a second quarter 2009 launch of Kentucky Grilled Chicken by investing in new ovens with the unanimous support of our franchisees. The grilled product has undergone the longest test in KFC history and consumer reaction to the product is great. They love the taste and the fact that we are addressing the pent up desire for a non-fried product from KFC.

KFC also introduced a new value menu in early 2009, along with an advertising campaign showcasing the brand's "Fresh Tastes Best" campaign. This campaign focuses on KFC restaurants having a trained cook on hand to bread all Original Recipe chicken on the bone fresh daily.


Grilled

I should mention, too, how proud I am that our U.S. brands will be the first chains in the industry to post product calorie information on their respective menu boards in company-owned restaurants nationwide by January 1, 2011. All meals can be part of a balanced diet and we recognize our responsibility to continue to educate consumers about their choices.

Finally, we are driving even more urgency around our operations and executing to our standards. We know we can run much better restaurants and provide much more consistent quality and service that our customers expect.

U.S. BRAND ONGOING GROWTH MODEL: 5% OPERATING PROFIT GROWTH; 2-3% SAME STORE SALES GROWTH.



#4

DRIVE INDUSTRY LEADING LONG-TERM SHAREHOLDER & FRANCHISEE VALUE.

The good news is that at 20%, our Return On Invested Capital (ROIC) ranks us high among other global companies. So, we're going forward from a position of real strength.

Any way you look at it, Yum! Brands is an incredible cash machine, with each of our divisions generating free cash flow – or effectively funding their own capital investments. As this capital is deployed to high-return opportunities – for example, new restaurants in China, where the cash payback is approximately two years – we expect total returns to remain strong. These returns will further improve as we continue to refranchise restaurants, which will increase our franchise fees – currently amounting to $1.4 billion – with minimal capital investment.

We're proud of the fact that for 2008 we were one of the few companies that could make significant capital investments (over $900 million), AND make great investments in large scale buybacks (reducing outstanding shares by 9%) AND pay a meaningful dividend (2.5% yield) AND grow EPS in the double digits. I think it's safe to say there are not that many companies that could do this.

SHAREHOLDER AND FRANCHISEE VALUE ONGOING MODEL:
MAINTAIN AN INDUSTRY LEADING RETURN ON INVESTED CAPITAL OF 20%; RETURN MEANINGFUL VALUE TO SHAREHOLDERS THROUGH SHARE REPURCHASES AND A DIVIDEND PAY-OUT RATIO OF 35-40% OF NET INCOME.


KFC
Kentucky Fried Chicken
WingStreet
Pizza Hut

WINNING BIG:
GOING FOR BREAKTHROUGH

As I stated earlier, our vision for Yum! Brands is to become The Defining Global Company that Feeds the World, and I see so much opportunity for us as we go forward. I know I am saying this at a time when we are all going through a very tough economic environment, but we look forward to a better 2009. In fact, I have never been more optimistic about our future and our ability to grow our company in the next 10 years as we did in our first 10 years.

Our How We Win Together (HWWT) culture continues to be our biggest asset and what really makes our company special. I was pleased last year when all of our global above restaurant associates reinforced those HWWT principles by successfully completing our Achieving Breakthrough Results (ABR) training – what I believe will be the biggest catalyst for breakthrough performance in our history. This year, I am excited to say, we are going to drive Yum!'s culture even deeper with the cascade of ABR training into all company-owned and franchisee-owned restaurants. That's a huge challenge that will produce BIG results.

To close, I would like to thank our more than one million dedicated team members, restaurant managers, franchise partners and outstanding directors who are committed to our culture and to winning big in everything they do. I would also like to congratulate Sam Su, President of Yum! Restaurants China, for being appointed to the Yum! Board of Directors as Vice Chairman, in recognition of his many significant contributions to the company. In addition, I would like to welcome Bob Walter, past Chairman of Cardinal Health, Inc., as our newest board member. I think we have the best talent in the world. The passion our people have was never more evident than during our annual World Hunger Relief initiative in support of the United Nations World Food Programme (WFP) and other hunger relief agencies. I got a closer look at mass hunger and poverty in September when I flew to Haiti with the executive director of the WFP for a firsthand look at the needs there. That's when I decided that the first million dollars collected from our 2008 campaign would go to helping those people I saw and met in Haiti.

This year, too, Yum! published its first ever Corporate Responsibility Report, "Serving The World." We take very seriously our responsibility to our associates, our customers and the communities in which we do business. While we know we have more to do in this area of corporate social responsibility, we're committed to making a positive difference in the world, and we will keep working on these serious global issues as a leader in the industry.

From our business results to our corporate responsibility, our people are focused on putting the pieces in place to become The Defining Global Company that Feeds the World.

Stay tuned. The best is yet to come!

YUM! TO YOU



David C. Novak
Chairman and Chief Executive Officer

Yum! dynasty growth model

our goal

Be the Best in the World at Building Great Brands and Running Great Restaurants!

our passion

Customer Mania... put a YUM on customers' faces around the world

our formula for success

People Capability First... satisfied customers and profitability follow

how we lead (with intentionality)

Step Change Thinkers
Know How Builders
Action Drivers
People Growers

how we grow

Build leading brands in China in every significant category

Drive aggressive, International expansion and build strong brands everywhere

Dramatically improve U.S. brand positions, consistency and returns

Drive industry-leading, long-term shareholder and franchisee value

how we win together (HWWT)²

Believe in All People
We Are Customer Maniacs
Recognize! Recognize! Recognize!
Go for Breakthrough
Build Know How
Take the Hill Teamwork

...as one system


Yum!


A&W
ALL AMERICAN FOOD

KFC

LONG JOHN SILVER'S

Pizza Hut

TACO BELL

YUM! Brands, Inc.
1441 Gardiner Lane
Louisville, Kentucky 40213

April 7, 2009

Dear Fellow Shareholders:

On behalf of your Board of Directors, we are pleased to invite you to attend the 2009 Annual Meeting of Shareholders of YUM! Brands, Inc. The meeting will be held Thursday, May 21, 2009, at 9:00 a.m., local time, in the YUM! Conference Center at 1900 Colonel Sanders Lane in Louisville, Kentucky.

This year we are pleased to take advantage of the Securities and Exchange Commission rule allowing companies to furnish proxy materials to their shareholders over the Internet. We believe that this e-proxy process expedites shareholders' receipt of proxy materials, while also lowering the costs and reducing the environmental impact of our Annual Meeting.

Whether or not you plan to attend the meeting, your vote is important and we encourage you to vote promptly. You may vote your shares via a toll-free telephone number or over the Internet. If you received a paper copy of the proxy card by mail, you may sign, date and mail the proxy card in the envelope provided. Instructions regarding the three methods of voting are contained on the Notice or proxy card.

If you plan to attend the meeting, please bring your Notice, admission ticket from your proxy card or proof of your ownership of YUM common stock as of March 23, 2009 as well as a valid picture identification. Your vote is important. Whether or not you attend the meeting, we encourage you to consider the matters presented in the proxy statement and vote as soon as possible.

Sincerely,

David C. Novak
Chairman of the Board and Chief Executive Officer

Proxy Statement

Important Notice Regarding the Availability of Proxy Materials for the Shareholders Meeting to Be Held on May 21, 2009—this Notice and proxy statement is available at *www.yum.com/investors/investor_materials.asp* and the Annual Report on Form 10-K is available at *www.yum.com/investors/annualreport/*.

YUM! Brands, Inc.

1441 Gardiner Lane

Louisville, Kentucky 40213

Notice of Annual Meeting of Shareholders

Time:	9:00 a.m. on Thursday, May 21, 2009
Place:	YUM! Conference Center 1900 Colonel Sanders Lane Louisville, Kentucky 40213
Items of Business:	(1) To elect thirteen (13) directors to serve until the 2010 Annual Meeting of Shareholders and until their respective successors are duly elected and qualified. (2) To ratify the selection of KPMG LLP as our independent auditors for the fiscal year ending December 26, 2009. (3) To approve the Company's Executive Incentive Compensation Plan. (4) To consider and vote on 5 shareholder proposals described in the attached proxy statement, if properly presented at the meeting. (5) To transact such other business as may properly come before the meeting.
Who Can Vote:	You can vote if you were a shareholder of record as of the close of business on March 23, 2009.
Annual Report:	A copy of our 2008 Annual Report on Form 10-K is included with this proxy statement.
Web site:	You may also read the Company's Annual Report and this notice and proxy statement on our Web site at *www.yum.com/investors/annualreport/* and *www.yum.com/investors/investor_materials.asp*.
Date of Mailing:	This notice, the proxy statement and the form of proxy are first being mailed to shareholders on or about April 7, 2009.

Proxy Statement

By Order of the Board of Directors



Christian L. Campbell
Secretary

YOUR VOTE IS IMPORTANT

It is important that your shares are represented and voted at the Annual Meeting. Whether or not you plan to attend the meeting, please provide your proxy by following the instructions on your Notice or proxy card. On April 7, 2009, we mailed to our shareholders a Notice containing instructions on how to access this proxy statement and our Annual Report and vote online. If you received a Notice by mail, you will not receive a printed copy of the proxy materials in the mail, unless you request a copy. Instead, you should follow the instructions included in the Notice on how to access and review all of the important information contained in the proxy statement and Annual Report. The Notice also instructs you on how you may submit your vote by proxy over the Internet. If you received the proxy statement and Annual Report in the mail, please submit your proxy by marking, dating and signing the proxy card included and returning it promptly in the envelope enclosed. If you are able to attend the meeting and wish to vote your shares personally, you may do so at any time before the proxy is exercised.

If you hold your common stock in street name and do not provide voting instructions to your broker, your shares will not be voted on any proposal for which your broker does not have discretionary authority to vote. Brokers do not have discretionary authority to vote on any of the proposals, except the election of directors, the ratification of the selection of KPMG LLP as our independent auditors for fiscal year 2009 and the Company's proposal to approve the Executive Incentive Compensation Plan.

TABLE OF CONTENTS

YUM! BRANDS, INC.

1441 Gardiner Lane

Louisville, Kentucky 40213

PROXY STATEMENT

For Annual Meeting of Shareholders To Be Held On
May 21, 2009

The Board of Directors (the "Board of Directors" or the "Board") of YUM! Brands, Inc., a North Carolina corporation ("YUM" or the "Company"), solicits the enclosed proxy for use at the Annual Meeting of Shareholders of the Company to be held at 9:00 a.m. (Eastern Daylight Saving Time), on Thursday, May 21, 2009, in the YUM! Conference Center, at 1900 Colonel Sanders Lane, Louisville, Kentucky. This proxy statement contains information about the matters to be voted on at the Annual Meeting and the voting process, as well as information about our directors and most highly paid executive officers.

GENERAL INFORMATION ABOUT THE MEETING

What is the purpose of the Annual Meeting?

At our Annual Meeting, shareholders will vote on several important Company matters. In addition, our management will report on the Company's performance over the last fiscal year and, following the meeting, respond to questions from shareholders.

Why am I receiving these materials?

You received these materials because our Board of Directors is soliciting your proxy to vote your shares at the Annual Meeting. As a shareholder, you are invited to attend the meeting and are entitled to vote on the items of business described in this proxy statement.

Why did I receive a one-page Notice in the mail regarding the Internet availability of proxy materials this year instead of a full set of proxy materials?

As permitted by Securities and Exchange Commission rules, we are making this proxy statement and its Annual Report available to our shareholders electronically via the Internet. On April 7, 2009, we mailed to our shareholders a Notice containing instructions on how to access this proxy statement and our Annual Report and vote online. If you received a Notice by mail, you will not receive a printed copy of the proxy materials in the mail, unless you request a copy. The Notice instructs you on how to access and review all of the important information contained in the proxy statement and Annual Report. The Notice also instructs you on how you may submit your proxy over the Internet. If you received a Notice by mail and would like to receive a printed copy of our proxy materials, you should follow the instructions for requesting such materials contained on the Notice.

We encourage you to take advantage of the availability of the proxy materials on the Internet in order to help reduce the environmental impact of the Annual Meeting.

Who may attend the Annual Meeting?

All shareholders of record as of March 23, 2009, or their duly appointed proxies, may attend the meeting. Seating is limited and admission is on a first-come, first-served basis. Please refer to "How can I attend the meeting?" on page 4 for information about what you will need to bring to the meeting.

What am I voting on?

You will be voting on the following 8 items of business at the Annual Meeting:

- The election of thirteen (13) directors to serve until the next Annual Meeting of Shareholders and until their respective successors are duly elected and qualified;
- The ratification of the selection of KPMG LLP as our independent auditors for the fiscal year ending December 26, 2009;
- The approval of the Company's Executive Incentive Compensation Plan;
- The consideration of a shareholder proposal relating to a Shareholder Rights Plan;
- The consideration of a shareholder proposal relating to an Advisory Shareholder Vote to Ratify Compensation;
- The consideration of a shareholder proposal relating to Food Supply Chain Security and Sustainability;
- The consideration of a shareholder proposal relating to Healthcare Reform Principles; and
- The consideration of a shareholder proposal relating to Animal Welfare.

We will also consider other business that properly comes before the meeting.

Who may vote?

You may vote if you owned YUM common stock as of the close of business on the record date, March 23, 2009. Each share of YUM common stock is entitled to one vote. As of March 23, 2009, YUM had 460,802,208 shares of common stock outstanding.

How does the Board of Directors recommend that I vote?

Our Board of Directors recommends that you vote your shares:

- "FOR" each of the nominees named in this proxy statement for election to the Board,
- "FOR" the ratification of the selection of KPMG LLP as our independent auditors,
- "FOR" the proposal to approve the Company's Executive Incentive Compensation Plan, and
- "AGAINST" the shareholder proposals.

How do I vote before the meeting?

There are three ways to vote before the meeting:

- By Internet—If you have Internet access, we encourage you to vote on *www.proxyvote.com* by following instructions on the Notice or proxy card;
- By telephone—by making a toll-free telephone call from the U.S. or Canada to 1(800) 690-6903 (if you have any questions about how to vote over the phone, call 1(888) 298-6986); or
- By mail—If you received your proxy materials by mail, you can vote by completing, signing and returning the enclosed proxy card in the postage-paid envelope provided.

If you choose to vote through the Internet, you will be responsible for any costs associated with electronic access, such as usage charges from Internet service providers and telephone companies.

If you are a participant in the Direct Stock Purchase Plan, the administrator of this program, as the shareholder of record, may only vote the shares for which it has received directions to vote from participants.

If you are a participant in the YUM! Brands 401(k) Plan ("401(k) Plan"), Federal law requires us to send you proxy materials by mail. The trustee of the 401(k) Plan will only vote the shares for which it has received directions to vote from participants.

Proxies submitted through the Internet or by telephone as described above must be received by 11:59 p.m., Eastern Daylight Saving Time, on May 20, 2009. Proxies submitted by mail must be received prior to the meeting. Proxies submitted by 401(k) Plan participants must be received by 12:00 p.m., Eastern Daylight Saving Time on May 19, 2009.

Also, if you hold your shares in the name of a bank or broker, your ability to vote by telephone or the Internet depends on their voting processes. Please follow the directions on your Notice carefully. A number of brokerage firms and banks participate in a program provided through Broadridge Financial Solutions, Inc. ("Broadridge") that offers telephone and Internet voting options. If your shares are held in an account with a brokerage firm or bank participating in the Broadridge program, you may vote those shares telephonically by calling the telephone number shown on the voting instruction form received from your brokerage firm or bank, or through the Internet at Broadridge's voting Web site (*www.proxyvote.com*). Votes submitted through the Internet or by telephone through the Broadridge program must be received by 11:59 p.m., Eastern Daylight Saving Time, on May 20, 2009.

Can I vote at the meeting?

Shares registered directly in your name as the shareholder of record may be voted in person at the Annual Meeting. Shares held in street name may be voted in person only if you obtain a legal proxy from the broker or nominee that holds your shares giving you the right to vote the shares. Even if you plan to attend the meeting, we encourage you to vote your shares by proxy. You may still vote your shares in person at the meeting even if you have previously voted by proxy.

Can I change my mind after I vote?

You may change your vote at any time before the polls close at the meeting. You may do this by:

- signing another proxy card with a later date and returning it to us prior to the meeting;
- voting again by telephone or through the Internet prior to 11:59 p.m., Eastern Daylight Saving Time, on May 20, 2009;
- giving written notice to the Secretary of the Company; or
- voting again at the meeting.

Your attendance at the meeting will not have the effect of revoking a proxy unless you notify our Corporate Secretary in writing before the polls close that you wish to revoke a previous proxy.

Who will count the votes?

Representatives of American Stock Transfer and Trust Company will count the votes and will serve as the independent inspector of election.

What if I return my proxy card but do not provide voting instructions?

If you vote by proxy card, your shares will be voted as you instruct by the individuals named on the proxy card. If you sign and return a proxy card but do not specify how your shares are to be voted, the persons named as proxies on the proxy card will vote your shares in accordance with the recommendations of the Board. These recommendations are:

- **FOR** the election of the thirteen (13) nominees for director named in this proxy statement;
- **FOR** the ratification of the selection of KPMG LLP as our independent auditors for the fiscal year 2009;
- **FOR** the approval of the Company's Executive Incentive Compensation Plan; and
- **AGAINST** the shareholder proposals.

What does it mean if I receive more than one proxy card?

It means that you have multiple accounts with brokers and/or our transfer agent. Please vote all of these shares. We recommend that you contact your broker and/or our transfer agent to consolidate as many accounts as possible under the same name and address. Our transfer agent is American Stock Transfer and Trust Company, which may be reached at 1(888) 439-4986.

Will my shares be voted if I do not provide my proxy?

Your shares may be voted if they are held in the name of a brokerage firm, even if you do not provide the brokerage firm with voting instructions. Brokerage firms have the authority under the New York Stock Exchange rules to vote shares for which their customers do not provide voting instructions on certain "routine" matters.

The election of directors, the proposal to ratify the selection of KPMG LLP as our independent auditors for fiscal year 2009 and the proposal to approve the Executive Incentive Compensation Plan are considered routine matters for which brokerage firms may vote shares for which they have not received voting instructions. The other proposals to be voted on at our meeting are not considered "routine" under applicable rules. When a proposal is not a routine matter and the brokerage firm has not received voting instructions from the beneficial owner of the shares with respect to that proposal, the brokerage firm cannot vote the shares on that proposal. This is called a "broker non-vote."

How can I attend the meeting?

The Annual Meeting is open to all holders of YUM common stock as of the close of business on March 23, 2009, or their duly appointed proxies. You will need a valid picture identification and either an admission ticket or proof of ownership of YUM's common stock to enter the meeting. If you are a registered owner, your Notice will be your admission ticket. If you received the proxy statement and Annual Report by mail, you will find an admission ticket attached to the proxy card sent to you. If you plan to attend the meeting, please so indicate when you vote and bring the ticket with you to the meeting. If your shares are held in the name of a bank, broker or other holder of record, your admission ticket is the left side of your voting information form. If you do not bring your admission ticket, you will need proof of ownership to be admitted to the meeting. A recent brokerage statement or letter from a bank or broker is an example of proof of ownership. If you arrive at the meeting without an admission ticket, we will admit you only if we are able to verify that you are a YUM shareholder. Your admittance to the Annual Meeting will depend upon availability of seating. All shareholders will be required to present valid picture identification prior to admittance. IF YOU DO NOT HAVE VALID PICTURE IDENTIFICATION AND EITHER AN ADMISSION TICKET OR PROOF THAT YOU OWN YUM COMMON STOCK, YOU MAY NOT BE ADMITTED INTO THE MEETING.

Please note that cameras, sound or video recording equipment, cellular telephones, blackberries and other similar devices, large bags, briefcases and packages will not be allowed in the meeting room.

May shareholders ask questions?

Yes. Representatives of the Company will answer shareholders' questions of general interest following the meeting. In order to give a greater number of shareholders an opportunity to ask questions, individuals or groups will be allowed to ask only one question and no repetitive or follow-up questions will be permitted.

How many votes must be present to hold the meeting?

Your shares are counted as present at the meeting if you attend the meeting in person or if you properly return a proxy by Internet, telephone or mail. In order for us to conduct our meeting, a majority of the outstanding shares of YUM common stock, as of March 23, 2009, must be present in person or represented by proxy at the meeting. This is referred to as a quorum. Abstentions and broker non-votes will be counted for purposes of establishing a quorum at the meeting.

How many votes are needed to elect directors?

You may vote "FOR" each nominee or "AGAINST" each nominee, or "ABSTAIN" from voting on one or more nominees. Unless you mark "AGAINST" or "ABSTAIN" with respect to a particular nominee or nominees or for all nominees, your proxy will be voted "FOR" each of the director nominees named in this proxy statement. In an uncontested election, a nominee will be elected as a director if the number of "FOR" votes exceeds the number of "AGAINST" votes. Abstentions will be counted as present but not voted. Full details of the Company's majority voting policy are set out in our Corporate Governance Principles at *www.yum.com/governance/principles.asp* and at page 11 under "What other Significant Board Practices does the Company have?—Majority Voting Policy."

Proxy Statement

How many votes are needed to approve the other proposals?

Each of the Company's proposals and the shareholder proposals will be considered separately. The approval of the Executive Incentive Compensation Plan and ratification of the selection of KPMG LLP as our independent auditors, and the shareholder proposals must receive the "FOR" vote of a majority of the shares, present in person or represented by proxy, and entitled to vote at the meeting. For each of these items, you may vote "FOR", "AGAINST" OR "ABSTAIN." Abstentions will be counted as shares present and entitled to vote at the meeting. Accordingly, abstentions will have the same effect as a vote "AGAINST" the proposals. Broker non-votes will not be counted as shares present and entitled to vote with respect to the particular matter on which the broker has not voted. Thus, broker non-votes will not affect the outcome of any of these proposals.

What if other matters are presented for consideration at the Annual Meeting?

As of the date of this proxy statement, our management knows of no matters that will be presented for consideration at the meeting other than those matters discussed in this proxy statement. If any other matters properly come before the meeting and call for a vote of shareholders, validly executed proxies in the enclosed form returned to us will be voted in accordance with the recommendation of the Board of Directors, or, in the absence of such a recommendation, in accordance with the judgment of the proxy holders.

GOVERNANCE OF THE COMPANY

The business and affairs of YUM are managed under the direction of the Board of Directors. The Board believes that good corporate governance is a critical factor in achieving business success and in fulfilling the Board's responsibilities to shareholders. The Board believes that its practices align management and shareholder interests. Highlights of our corporate governance practices are described below.

What is the composition of the Board of Directors and how often are members elected?

Our Board of Directors presently consists of 13 directors whose terms expire at this Annual Meeting.

As discussed in more detail later in this section, the Board has determined that 10 of our 13 continuing directors are independent under the rules of the New York Stock Exchange ("NYSE").

How often did the Board meet in fiscal 2008?

The Board of Directors met 6 times during fiscal 2008. Each director attended at least 75% of the meetings of the Board and the committees of which he or she was a member (held during the period he or she served as a director).

What is the Board's policy regarding director attendance at the Annual Meeting of Shareholders?

The Board of Directors' policy is that all directors should attend the Annual Meeting. All directors attended the Company's 2008 Annual Meeting of Shareholders.

What are the committees of the Board?

The Board of Directors has standing Audit, Compensation, Nominating and Governance and Executive/Finance Committees.

Name of Committee and Members	Functions of the Committee	Number of Meetings in Fiscal 2008
Audit: J. David Grissom, Chair Robert Holland, Jr. Kenneth G. Langone Jonathan S. Linen Thomas C. Nelson	• Possesses sole authority regarding the selection and retention of independent auditors • Reviews and has oversight over the Company's internal audit function • Reviews and approves the cost and scope of audit and non-audit services provided by the independent auditors • Reviews the independence, qualification and performance of the independent auditors • Reviews the adequacy of the Company's internal systems of accounting and financial control • Reviews the annual audited financial statements and results of the audit with management and the independent auditors • Reviews the Company's accounting and financial reporting principles and practices including any significant changes	9

Proxy Statement

Name of Committee and Members	Functions of the Committee	Number of Meetings in Fiscal 2008
	• Advises the Board with respect to Company policies and procedures regarding compliance with applicable laws and regulations and the Company's Worldwide Code of Conduct and Policy on Conflict of Interest	

The Board of Directors has determined that all of the members of the Audit Committee are independent within the meaning of applicable SEC regulations and the listing standards of the NYSE and that Mr. Grissom, the chair of the Committee, is qualified as an audit committee financial expert within the meaning of SEC regulations. The Board has also determined that Mr. Grissom has accounting and related financial management expertise within the meaning of the listing standards of the NYSE and that each member is financially literate within the meaning of the NYSE listing standards.

Name of Committee and Members	Functions of the Committee	Number of Meetings in Fiscal 2008
Compensation: Thomas M. Ryan, Chair David W. Dorman Massimo Ferragamo Bonnie Hill Robert Walter* *Joined Committee in January 2009	• Oversees the Company's executive compensation plans and programs and reviews and recommends changes to these plans and programs • Monitors the performance of the chief executive officer and other senior executives in light of corporate goals set by the Committee • Reviews and approves the compensation of the chief executive officer and other senior executive officers • Reviews management succession planning	4

The Board has determined that all of the members of the Compensation Committee are independent within the meaning of the listing standards of the NYSE and are non-employee directors within the meaning of Section 16 of the Securities Exchange Act of 1934.

Name of Committee and Members	Functions of the Committee	Number of Meetings in Fiscal 2008
Nominating and Governance: Robert Walter, Chair* David Dorman* Massimo Ferragamo* Bonnie Hill* Thomas M. Ryan *Joined Committee in January 2009	• Identifies and proposes to the Board suitable candidates for Board membership • Advises the Board on matters of corporate governance • Reviews and reassesses from time to time the adequacy of the Company's Corporate Governance Guidelines • Receives comments from all directors and reports annually to the Board with assessment of the Board's performance • Prepares and supervises the Board's annual review of director independence	4

The Board has determined that all of the members of the Nominating and Governance Committee are independent within the meaning of the listing standards of the NYSE.

Name of Committee and Members	Functions of the Committee	Number of Meetings in Fiscal 2008
Executive/Finance: David C. Novak, Chair J. David Grissom Kenneth G. Langone	• Exercises all of the powers of the Board in the management of the business and affairs of the Company consistent with applicable law while the Board is not in session	0

How are directors compensated?

Employee Directors. Employee directors do not receive additional compensation for serving on the Board of Directors.

Non-Employee Directors Annual Compensation. The annual compensation for each director who is not an employee of YUM is discussed under "Director Compensation" beginning on page 76.

How much YUM stock do the directors own?

Stock ownership information for each director nominee is shown in the table on page 37.

How does the Board determine which directors are considered independent?

The Company's Corporate Governance Principles, adopted by the Board, require that we meet the listing standards of the NYSE. The full text of the Principles can be found on the Company's Web site (*www.yum.com/governance/principles.asp*). A copy may also be obtained upon request from the Company's Corporate Secretary.

Pursuant to the Principles, the Board undertook its annual review of director independence in January 2009. During this review, the Board considered transactions and relationships between each director or any member of his or her immediate family and the Company and its subsidiaries and affiliates. As provided in the Principles, the purpose of this review was to determine whether any such relationships or transactions were inconsistent with a determination that the director is independent.

As a result of this review, the Board affirmatively determined that all of the directors are independent of the Company and its management under the rules of the NYSE, with the exception of David Novak, Jing-Shyh S. Su and Jackie Trujillo. Mr. Novak and Mr. Su are not considered independent directors because of their employment by the Company. Mrs. Trujillo is considered a non-independent outside director because the Board determined that, under the NYSE independence standards, Mrs. Trujillo has a material relationship with YUM by virtue of her employment during 2004 as Chairman of Harman Management Corporation ("Harman"), one of YUM's largest franchisees, and her continued relationship with Harman as Chairman Emeritus. We provide additional information regarding royalties and other amounts paid by Harman to YUM on page 9.

In determining that the other directors did not have a material relationship with the Company, the Board determined that Messrs. Dorman, Ferragamo, Grissom, Holland, Langone, Linen, Nelson and Walter and Ms. Hill had no other relationship with the Company other than their relationship as director. The Board did note, as discussed in the next paragraph, that CVS Caremark Corporation ("CVS"), which employs Thomas Ryan, had a business relationship with the Company; however, as noted below, the Board determined that this relationship was not material to Mr. Ryan or CVS.

Mr. Ryan is the Chairman, Chief Executive Officer and President of CVS. In 2007, YUM entered into a transaction with CVS to sublease a long range aircraft through the Fall of 2010. At that time, YUM will have an option to purchase the aircraft from CVS. After reviewing the terms of the transaction, including the lease payments and option purchase price, the Board determined that the transaction did not create a material relationship between YUM and Mr. Ryan or YUM and CVS as the total payments represent less than 1⁄10 of 1% of CVS's revenues. The Board determined that this relationship was not material to Mr. Ryan or CVS and concluded that it does not affect the independence of Mr. Ryan. In particular, the Board noted that the overall purchase price, including consideration of the lease payments, was at market value (as verified by two independent appraisals).

What are the Company's policies and procedures with respect to related person transactions?

The Board of Directors has adopted policies and procedures for the review of related person transactions.

Under these policies and procedures, the Nominating and Governance Committee reviews related person transactions in which we are or will be a participant to determine if they are in the best interests of our shareholders and the Company. Transactions, arrangements, or relationships or any series of similar transactions, arrangements or relationships in which a related person had or will have a material interest and that exceed $100,000 are subject to the Committee's review. Any member of the Nominating and Governance Committee who is a related person with respect to a transaction under review may not participate in the deliberation or vote respecting approval or ratification of the transaction.

Related persons are directors, director nominees, executive officers, holders of 5% or more of our voting stock and their immediate family members. Immediate family members are spouses, parents, stepparents, children, stepchildren, siblings, daughters-in-law, sons-in-law and any person, other than a tenant or domestic employee, who resides in the household of a director, director nominee, executive officer or holder of 5% or more of our voting stock.

After its review, the Nominating and Governance Committee may approve or ratify the transaction. The policies and procedures provide that certain transactions are deemed to be pre-approved even if they will exceed $100,000. These transactions include employment of executive officers, director compensation, and transactions with other companies if the aggregate amount of the transaction does not exceed the greater of $1 million or 2% of that company's total revenues and the related person is not an executive officer of the other company.

During fiscal 2008, affiliates of Harman Management Corporation ("Harman"), as KFC, Taco Bell, Pizza Hut, Long John Silver's and A&W All American Food franchisees, paid royalties of approximately $15 million and contingent store opening fees of approximately $181,000 to subsidiaries of YUM. The store opening fees are held in escrow and may be returned to Harman if the related new restaurant units are not opened within 18 months of payment. Jackie Trujillo, Chairman Emeritus of the Board of Harman, is a director of YUM. Ms. Trujillo retired from Harman as its Chairman on June 30, 2004. Ms. Trujillo has a direct financial interest in Harman but does not control Harman and does not have any management responsibility at Harman. The Nominating and Governance Committee ratified these transactions with Harman.

How does the Board select nominees for the Board?

The Nominating and Governance Committee considers candidates for Board membership suggested by its members and other Board members, as well as management and shareholders. The Committee's charter provides that it may retain a third-party executive search firm to identify candidates from time to time. Currently, the Committee has not retained a search firm.

The Committee's assessment of a proposed candidate will include a review of the person's judgment, experience, independence, understanding of the Company's business or other related industries and such other factors as the Nominating and Governance Committee determines are relevant in light of the needs of the Board of Directors. The Committee believes that its nominees should reflect a diversity of experience, gender, race, ethnicity and age. The Committee also considers such other relevant factors as it deems appropriate, including the current composition of the Board, the balance of management and independent directors, the need for Audit Committee expertise and the evaluations of other prospective nominees, if any. In connection with this evaluation, it is expected that each committee member will interview the prospective nominee in person or by telephone before the prospective nominee is presented to the full Board for consideration. After completing this evaluation and interview process, the Committee will make a recommendation to the full Board as to the person(s) who should be nominated by the Board, and the Board determines the nominee(s) after considering the recommendation and report of the Committee.

For a shareholder to submit a candidate for consideration by the Nominating and Governance Committee, a shareholder must notify YUM's Corporate Secretary. To make a director nomination at the 2010 Annual Meeting, a shareholder must notify YUM's Secretary no later than February 22, 2010. Notices should be sent to: Corporate Secretary, YUM! Brands, Inc., 1441 Gardiner Lane, Louisville, Kentucky 40213. The nomination must contain the information described on page 83.

How do shareholders communicate with the Board?

Shareholders and other parties interested in communicating directly with individual directors, the non-management directors as a group or the entire Board may do so by writing to the Nominating and Governance Committee, c/o Corporate Secretary, YUM! Brands, Inc., 1441 Gardiner Lane, Louisville, Kentucky 40213. The Nominating and Governance Committee of the Board has approved a process for handling letters received by the Company and addressed to individual directors, non-management members of the Board or the Board. Under that process, the Corporate Secretary of the Company reviews all such correspondence and regularly forwards to a designated individual member of the Nominating and Governance Committee copies of all such correspondence (although we do not forward commercial correspondence and correspondence duplicative in nature; however, we will retain duplicate correspondence and all duplicate correspondence will be available for directors review upon their request) and a summary of all such correspondence. The designated director of the Nominating and Governance Committee will forward correspondence directed to individual directors as he or she deems appropriate. Directors may at any time review a log of all correspondence received by the Company that is addressed to members of the Board and request copies of any such correspondence. Written correspondence from shareholders relating to accounting, internal controls or auditing matters are immediately brought to the attention of the Company's Audit Committee Chairperson and to the internal audit department and handled in accordance with procedures established by the Audit Committee with respect to such matters (described below). Correspondence from shareholders relating to Compensation Committee matters are referred to the Chairperson of the Compensation Committee.

What are the Company's Policies on Reporting of Concerns Regarding Accounting?

The Audit Committee has established policies on reporting concerns regarding accounting and other matters in addition to our policy on communicating with our non-management directors. Any person, whether or not an employee, who has a concern about the conduct of the Company or any of our people, with respect to accounting, internal accounting controls or auditing matters, may, in a confidential or anonymous manner, communicate that concern to our General Counsel, Christian Campbell. If any person believes that he or she should communicate with our Audit Committee Chair, J. David Grissom, he or she may do so by writing him at c/o YUM! Brands, Inc., 1441 Gardiner Lane, Louisville, KY 40213. In addition, a person who has such a concern about the conduct of the Company or any of our employees may discuss that concern on a confidential or anonymous basis by contacting The Network at 1 (800) 241-5689. The Network is our designated external contact for these issues and is authorized to contact the appropriate members of management and/or the Board of Directors with respect to all concerns it receives. The full text of our Policy on Reporting of Concerns Regarding Accounting and Other Matters is available on our Web site at *www.yum.com/governance/complaint.asp*.

What are the Company's Governance Policies and Ethical Guidelines?

- ***Board Committee Charters.*** The Audit, Compensation and Nominating and Governance Committees of the YUM Board of Directors operate pursuant to written charters. These charters were approved by the Board of Directors and reflect certain best practices in corporate governance, as well as comply with the Sarbanes-Oxley Act of 2002 and the rules issued thereunder, including the requirements of the NYSE. Each charter is available on the Company's Web site at *www.yum.com/governance/committee.asp* and is available in print to any shareholder who requests it.

- ***Corporate Governance Principles.*** The Board of Directors has documented its corporate governance guidelines in the YUM! Brands, Inc. Corporate Governance Principles. These guidelines as amended are available on the Company's Web site at *www.yum.com/governance/principles.asp*.

- ***Code of Ethics.*** YUM's Worldwide Code of Conduct was adopted to emphasize the Company's commitment to the highest standards of business conduct. The Code of Conduct also sets forth information and procedures for employees to report ethical or accounting concerns, misconduct or violations of the Code in a confidential manner. The Code of Conduct applies to the Board of Directors and the principal executive officer, the principal financial officer and the principal accounting officer, as well as all employees of the Company. Our directors and the senior-most employees in the Company are required to regularly complete a conflicts of interest questionnaire and certify in writing that they have read and understand the Code of Conduct. The Code of Conduct is available on the Company's Web site at *www.yum.com/governance/conduct.asp*. The Company intends to post amendments to or waivers from its Code (to the extent applicable to the Board of Directors or executive officers) on this Web site.

In addition, YUM has established a Supplier Code of Conduct that requires our U.S. suppliers to abide by all applicable laws, codes and regulations and states YUM's expectation that suppliers will conform their practices to published standards for their industry. Our Supplier Code of Conduct is described on the Company's Web site at *www.yum.com/responsibility/suppliercode.asp*.

What other Significant Board Practices does the Company have?

- ***Private Executive Sessions.*** Our non-management directors meet at regularly scheduled executive sessions on a bi-monthly basis. These executive sessions are attended only by the non-management directors and, in 2008, were presided over by Mr. Ryan. The presiding director for these meetings is the Chairperson of each of the Audit, Compensation and Nominating and Governance Committees, who rotate as presiding director at each executive session on a calendar year basis.

- ***Advance Materials.*** Information and data important to the directors' understanding of the business or matters to be considered at a Board or Board Committee meeting are, to the extent practical, distributed to the directors sufficiently in advance of the meeting to allow careful review prior to the meeting.

- ***Board and Committees' Evaluations.*** The Board has an annual self-evaluation process that is led by the Nominating and Governance Committee. This assessment focuses on the Board's contribution to the Company and emphasizes those areas in which the Board believes a better contribution could be made. In addition, the Audit, Compensation and Nominating and Governance Committees also each conduct similar annual self-evaluations.

- ***Majority Voting Policy.*** In May 2008, shareholders approved an amendment to the Company's Restated Articles of Incorporation to adopt majority voting for the election of directors in uncontested election. This means that director nominees in an uncontested election for directors must receive a number of votes "for" his or her election in excess of the number of votes "against." In conjunction with the approval of this amendment, the Board amended the Company's Corporate Governance Principles to provide that any incumbent director who does not receive a majority of "for" votes will promptly tender to the Board his or her resignation from the Board. The resignation will specify that it is effective upon the Board's acceptance of the resignation. The Board will, through a process managed by the Nominating and Governance Committee and excluding the nominee in question, accept or reject the resignation within 90 days after the Board receives the resignation. If the board rejects the resignation, the reason for the Board's decision will be publicly disclosed.

What access do the Board and Board committees have to Management and to Outside Advisors?

- *Access to Management and Employees.* Directors have full and unrestricted access to the management and employees of the Company. Additionally, key members of management attend Board meetings to present information about the results, plans and operations of the business within their areas of responsibility.
- *Access to Outside Advisors.* The Board and its committees may retain counsel or consultants without obtaining the approval of any officer of the Company in advance or otherwise. The Audit Committee has the sole authority to retain and terminate the independent auditor. The Nominating and Governance Committee has the sole authority to retain search firms to be used to identify director candidates. The Compensation Committee has the sole authority to retain compensation consultants for advice on executive compensation matters.

Does the Company require stock ownership by directors?

Yes, the Company requires stock ownership by directors. The Board of Directors expects non-management directors to hold a meaningful number of shares of Company common stock and expects non-management directors to retain shares acquired as compensation as a director until at least 12 months following their departure from the Board. YUM directors receive a significant portion of their annual compensation in stock. The Company believes that the increased emphasis on the equity component of director compensation serves to further align the directors with the interests of our shareholders.

Does the Company have stock ownership guidelines for Executives and Senior Management?

The Compensation Committee has adopted formal stock ownership guidelines that set minimum expectations for executive and senior management ownership. These guidelines are discussed on page 54. The Company has maintained an ownership culture among its executive and senior managers since its formation. All executive officers, and substantially all members of senior management, hold stock well in excess of the guidelines.

MATTERS REQUIRING SHAREHOLDER ACTION

ITEM 1: ELECTION OF DIRECTORS
(Item 1 on the Proxy Card)

Who are this year's nominees?

The thirteen (13) nominees recommended by the Nominating and Governance Committee of the Board of Directors for election this year to hold office until the 2010 Annual Meeting and until their respective successors are elected and qualified are:

David W. Dorman
Age 55
Director since 2005
Non-Executive Chairman, Motorola, Inc.

David W. Dorman is the Non-Executive Chairman of Motorola, Inc., a position he has held since May 2008. From October 2006 to May 2008, he was Senior Advisor and Managing Director to Warburg Pincus LLC, a global private equity firm. He has also been a consultant to AT&T, Inc. ("New AT&T"), a company that provides Internet and transaction-based voice and data services, since February 2006. He was President of New AT&T from November 2005 until January 2006. He was Chairman of the Board and Chief Executive Officer of AT&T Corp. ("Old AT&T") from November 2002 until November 2005. Prior to this, he was President of Old AT&T from 2000 to 2002 and the Chief Executive Officer of Concert, a former global venture created by Old AT&T and British Telecommunications plc, from 1999 to 2000. Mr. Dorman was Chairman, President and Chief Executive Officer of PointCast Incorporated from 1997 to 1999. Mr. Dorman serves on the boards of CVS Caremark Corporation and Georgia Tech Foundation.

Massimo Ferragamo
Age 51
Director since 1997
Chairman, Ferragamo USA, Inc.

Massimo Ferragamo is Chairman of Ferragamo USA, Inc., a subsidiary of Salvatore Ferragamo Italia, which controls sales and distribution of Ferragamo products in North America. Mr. Ferragamo has held this position since 1985.

J. David Grissom
Age 70
Director since 2003
Chairman, Mayfair Capital
Chairman, The Glenview Trust Company

J. David Grissom is Chairman of Mayfair Capital, Inc., a private investment firm formed by Mr. Grissom in 1989. In addition, Mr. Grissom has been Chairman of The Glenview Trust Company, a private trust and investment management company, since 2001. He is also a director of Churchill Downs Incorporated.

Bonnie G. Hill
Age 67
Director since 2003
President, B. Hill Enterprises LLC

Bonnie G. Hill is President of B. Hill Enterprises LLC, a consulting company. She has held this position since July 2001. She is also co-founder of Icon Blue, Inc., a brand marketing company. She served as President and Chief Executive Officer of Times Mirror Foundation, a charitable foundation affiliated with the Tribune Company from 1997 to 2001 and Senior Vice President, Communications and Public Affairs, of the Los Angeles Times from 1998 to 2001. From 1992 to 1996, she served as Dean of the McIntire School of Commerce at the University of Virginia. Ms. Hill currently serves as a director of AK Steel Holding Corporation, The Home Depot, Inc., and California Water Service Group. She also serves on the boards of many other organizations, including the Financial Industry Regulatory Authority and the Center for International Private Enterprise.

Robert Holland, Jr.
Age 68
Director since 1997
Consultant

Robert Holland, Jr. has maintained a consulting practice for strategic development assistance to senior management of Fortune 500 companies since 2001. From 2005 to 2007, he was a member of Cordova, Smart and Williams, LLC an investment fund manager, and a limited partner of Williams Capital Partners Advisors, LP, a private equity investment firm. He was Chief Executive Officer of WorkPlace Integrators, Michigan's largest Steelcase office furniture dealer, from 1997 until 2001. From 1995 to 1996, he was President and Chief Executive Officer of Ben & Jerry's Homemade, Inc. Mr. Holland is also a director of Carver Federal Bank, Lexmark International, Inc. and Neptune Orient Lines Limited.

Kenneth G. Langone
Age 73
Director since 1997
Founder, Chairman, Chief Executive Officer and President, Invemed Associates, LLC

Kenneth G. Langone is the founder, and since 1974, has been Chairman of the Board, Chief Executive Officer and President, of Invemed Associates, LLC, a New York Stock Exchange firm engaged in investment banking and brokerage. He is a founder of The Home Depot, Inc. and served on its board from 1978 to 2008. He is also a director of Unifi, Inc.

Jonathan S. Linen
Age 65
Director since 2005
Advisor to the Chairman of American Express Company

Jonathan S. Linen has been an advisor to the Chairman of American Express Company, a diversified worldwide travel and financial services company, since January 2006. From August 1993 until December 2005, he served as Vice Chairman of American Express Company. From 1992 to 1993, Mr. Linen served as President and Chief Operating Officer of American Express Travel Related Services Company, Inc. From 1989 to 1992, Mr. Linen served as President and Chief Executive Officer of Shearson Lehman Brothers. Mr. Linen is also a director of Modern Bank, N.A. and The Intercontinental Hotels Group.

Thomas C. Nelson
Age 46
Director since 2006
Chairman, Chief Executive Officer and President, National Gypsum Company

Thomas C. Nelson has served as the President and Chief Executive Officer of National Gypsum Company, a building products manufacturer, since 1999 and was elected Chairman of the Board in January 2005. From 1995 to 1999, Mr. Nelson served as the Vice Chairman and Chief Financial Officer of National Gypsum Company. He is also a General Partner of Wakefield Group, a North Carolina based venture capital firm. Mr. Nelson previously worked for Morgan Stanley & Co. and in the United States Defense Department as Assistant to the Secretary and was a White House Fellow. He also serves as a director of Belk, Inc. and Carolinas Healthcare Systems.

David C. Novak
Age 56
Director since 1997
Chairman, Chief Executive Officer and President, YUM

David C. Novak became Chairman of the Board on January 1, 2001, and Chief Executive Officer of YUM on January 1, 2000. He also serves as President of YUM, a position he has held since October 21, 1997. Mr. Novak previously served as Group President and Chief Executive Officer, KFC and Pizza Hut from August 1996 to July 1997, at which time he became acting Vice Chairman of YUM. He is also a director of JPMorgan Chase & Co. and Friends of World Food Program.

Thomas M. Ryan
Age 56
Director since 2002
Chairman, Chief Executive Officer and President, CVS Caremark Corporation and CVS Pharmacy, Inc.

Thomas M. Ryan is Chairman, Chief Executive Officer and President of CVS Caremark Corporation ("CVS"), a pharmacy healthcare provider. He became Chairman of CVS in April 1999 and Chief Executive Officer and President in May 1998. From 1994 to present, Mr. Ryan also served as Chief Executive Officer and President of CVS Pharmacy, Inc. Mr. Ryan is also a director of Bank of America Corporation.

Jing-Shyh S. Su
Age 56
Director since 2008
Vice Chairman
President of YUM's China Division

Jing-Shyh S. Su became Vice Chairman of the Board on March 14, 2008. He is also President of YUM's China Division, a position he has held since 1997. Prior to this position he was the Vice President of North Asia for both KFC and Pizza Hut.

Jackie Trujillo
Age 73
Director since 1997
Chairman Emeritus, Harman Management Corporation

Jackie Trujillo has been Chairman Emeritus of the Board of Harman Management Corporation ("Harman"), one of KFC's largest franchisees, since July 2004. From 1995 to 2004, she was Chairman of the Board of Harman.

Robert D. Walter
Age 63
Director since 2008
Founder and Retired Chairman/CEO Cardinal Health, Inc.

Robert D. Walter is the founder of Cardinal Health, Inc., a company that provides products and services supporting the health care industry. Mr. Walter retired from Cardinal Health in June 2008. Prior to his retirement from Cardinal Health, he served as Executive Director from November 2007 to June 2008. From April 2006 to November 2007, he served as Executive Chairman of the Board of Cardinal Health. From 1979 to April 2006, he served as Chairman and Chief Executive Officer of Cardinal Health. Mr. Walter also serves as a director of American Express Company, Nordstrom, Inc. and Battelle Memorial Institute and is a member of The Business Council.

If elected, we expect that all of the aforementioned nominees will serve as directors and hold office until the 2010 Annual Meeting of Shareholders and until their respective successors have been elected and qualified. Based on the recommendation of the Nominating and Governance Committee, all of the aforementioned nominees are standing for reelection.

What is the recommendation of the Board of Directors?

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE ELECTION OF THESE NOMINEES.

What if a nominee is unwilling or unable to serve?

That is not expected to occur. If it does, proxies will be voted for a substitute nominated by the Board of Directors.

What vote is required to elect directors?

A nominee will be elected as a director if the number of "FOR" votes exceeds the number of "AGAINST" votes.

Our policy regarding the election of directors can be found in our Corporate Governance Principles at *www.yum.com/governance/principles.asp* and at page 11 under "What other Significant Board Practices does the Company have?—Majority Voting Policy."

ITEM 2: RATIFICATION OF INDEPENDENT AUDITORS
(Item 2 on the Proxy Card)

What am I voting on?

A proposal to ratify the selection of KPMG LLP ("KPMG") as our independent auditors for fiscal year 2009. The Audit Committee of the Board of Directors has selected KPMG to audit our consolidated financial statements. During fiscal 2008, KPMG served as our independent auditors and also provided other audit-related and non-audit services.

Will a representative of KPMG be present at the meeting?

Representatives of KPMG will be present at the Annual Meeting and will have the opportunity to make a statement if they desire and will be available to respond to appropriate questions from shareholders.

What vote is required to approve this proposal?

Approval of this proposal requires the affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting. If the selection of KPMG is not ratified, the Audit Committee will reconsider the selection of independent auditors.

What is the recommendation of the Board of Directors?

Proxy Statement

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR APPROVAL OF THIS PROPOSAL.

What fees did we pay to KPMG for audit and other services for fiscal years 2008 and 2007?

The following table presents fees for professional services rendered by KPMG for the audit of the Company's annual financial statements for 2008 and 2007, and fees billed for audit-related services, tax services and all other services rendered by KPMG for 2008 and 2007.

	2008	2007
Audit fees(1)	$5,200,000	$5,700,000
Audit-related fees(2)	900,000	300,000
Audit and audit-related fees	6,100,000	6,000,000
Tax fees(3)	500,000	600,000
All other fees	—	—
Total fees	$6,600,000	$6,600,000

(1) Audit fees for 2008 and 2007 include fees for the audit of the annual consolidated financial statements, reviews of the interim condensed consolidated financial statements included in the Company's quarterly reports, audits of the effectiveness of the Company's internal controls over financial reporting, statutory audits and services rendered in connection with the Company's securities offerings.

(2) Audit-related fees for 2008 and 2007 consisted principally of fees for audits of carved-out financial statements, audits of financial statements of certain employee benefit plans, agreed upon procedures related to certain state tax credits and other attestations. Audit related fees for 2008 also include $675,000 in fees that were reimbursed to the Company by a franchisee in connection with services performed related to an acquisition of Company restaurants by the franchisee.

(3) Tax fees for 2008 and 2007 consisted principally of fees for international tax compliance and tax audit assistance.

What is the Company's policy regarding the approval of audit and non-audit services?

The Audit Committee has implemented a policy for the pre-approval of all audit and permitted non-audit services, including tax services, proposed to be provided to the Company by its independent auditors. Under the policy, the Audit Committee may approve engagements on a case-by-case basis or pre-approve engagements pursuant to the Audit Committee's pre-approval policy. The Audit Committee may delegate pre-approval authority to one of its independent members, and has currently delegated pre-approval authority up to certain amounts to its Chairperson.

Pre-approvals for services have historically been granted at the March Audit Committee meeting each year. In considering pre-approvals, the Audit Committee reviews a description of the scope of services falling within pre-designated services and imposes specific budgetary guidelines. Pre-approvals of designated services are generally effective for the succeeding 12 months. Any incremental audit or permitted non-audit services which are expected to exceed the relevant budgetary guideline must be pre-approved.

The Corporate Controller monitors services provided by the independent auditors and overall compliance with the pre-approval policy. The Corporate Controller reports periodically to the Audit Committee about the status of outstanding engagements, including actual services provided and associated fees, and must promptly report any non-compliance with the pre-approval policy to the Chairperson of the Audit Committee.

The complete policy is available on the Company's Web site at *www.yum.com/governance/media/gov_auditpolicy.pdf* and at Exhibit C.

ITEM 3: A PROPOSAL TO APPROVE THE COMPANY'S EXECUTIVE INCENTIVE COMPENSATION PLAN (Item 3 on the Proxy Card)

Introduction. The Board of Directors recommends that shareholders approve the Yum! Brands, Inc. Executive Incentive Compensation Plan (the "Incentive Plan") as amended by the first amendment (the "First Amendment") and the second amendment (the "Second Amendment") thereto. The Incentive Plan was previously approved by shareholders on May 20, 2004. The First and Second Amendments were adopted by the Board of Directors on March 27, 2009. The First Amendment provides for recovery of certain overpayments of compensation if the excess payment was based on a level of achievement that was overstated, and the overstatement was the result of misconduct. The First Amendment makes other technical changes, and is not contingent on shareholder approval. The Second Amendment, which raises the annual payment limit from $6,000,000 to $10,000,000 for a participant, is subject to shareholder approval. If the Incentive Plan, as amended by the First and Second Amendments, is approved by shareholders, incentive payments made under the Plan for 2010 through 2014 will qualify as "performance-based compensation" that is exempt from the $1 million deduction limit (as described below) imposed by Section 162(m) of the Internal Revenue Code ("Code"). A summary of the material provisions of the Incentive Plan, as amended, is set forth below and is qualified in its entirety by reference to the Incentive Plan, as amended by the First and Second Amendments, set forth in Exhibit A hereto. If the Incentive Plan as amended by the First and Second Amendments is not so approved, incentive payments under the Incentive Plan will not qualify as "performance-based compensation" and the per participant annual payment limitation will remain at $6,000,000.

Purpose. The purpose of the Incentive Plan is to promote the interests of the Company and its shareholders by (i) motivating executives, by means of performance-related incentives, to achieve financial goals; (ii) attracting and retaining executives of outstanding ability; (iii) strengthening the Company's capability to develop, maintain and direct a competent executive staff; (iv) providing annual incentive compensation opportunities which are competitive with those of other major corporations; and (v) enabling executives to participate in the growth and financial success of the Company.

Eligibility and Grant of Awards. Under the Incentive Plan, the Committee (defined below) may grant cash incentives ("Awards") to those employees of the Company or its subsidiaries designated by the Committee who are Executive Officers or who otherwise are members of senior management of the Company ("Eligible Employees"). The recipient of an Award (a "Participant") will become entitled to a cash payment if certain performance goals (described below) for the Performance Period, as established by the Committee, are satisfied. For the Award, the amount of the cash payment is to be based on the extent to which the performance goals are achieved. At the time an Award is granted to a Participant, the Committee shall establish, with respect to the Award, (i) a target amount, expressed as a percentage of the Participant's base salary for such Performance Period; (ii) the performance goal(s) for the Performance Period with respect to the Award; (iii) the maximum payments to be made with respect to various levels of achievement of the performance goal(s) for the Performance Period; and (iv) whether the Award is intended to satisfy the requirements for performance-based compensation (as described below).

Performance-Based Compensation. A federal income tax deduction will generally be unavailable for annual compensation in excess of $1 million paid to any of the five most highly compensated officers of a public corporation. However, amounts that constitute "performance-based compensation" are not counted toward the $1 million limit. The Committee may designate any Award under the Plan as intended to be "performance-based compensation." Any Awards so designated shall be conditioned on the achievement of one or more performance goals, as require by Section 162(m). The performance goals that the Committee may establish with respect to the grant of any Award will be based on any one or more of the following Company, subsidiary, line of business, operating unit, division or franchise system performance measures: cash flow, earnings per share, return on operating assets, return on equity, operating profit, net income, revenue growth, shareholder return, system sales, gross margin management, market share improvement, market value added, restaurant development, customer satisfaction or economic value added. To satisfy the requirements that apply to performance-based compensation, these goals must be approved by the Company's shareholders, and approval of the Incentive Plan, as amended by the First and Second Amendments, will also constitute approval of the foregoing goals.

Payments. A Participant's eligibility for payment with respect to an Award for a Performance Period shall be determined by the Committee. Prior to the payment with respect to any Award designated as intended to satisfy the requirements for performance-based compensation, the Committee will certify the attainment of the performance goal(s) and any other material terms. The Committee may adjust Awards for individual performance on the basis of such quantitative and qualitative performance measures and evaluations as it deems appropriate. The Committee may make such adjustments as it deems appropriate in the case of any Participant whose position with the Company has changed during the applicable Performance Period. The Committee shall have the discretion to adjust performance goals and the methodology used to measure the determination of the degree of attainment of such goals; provided, however, that, to the extent required by the requirements applicable to performance-based compensation, any Award designated as intended to satisfy the requirements for performance-based compensation may not be adjusted to increase the value of such Award. Except as otherwise provided by the Committee, the Committee shall retain the discretion to adjust such Awards in a manner that does not increase such Awards. In no event will a Participant become eligible for payment for an Award for any calendar year in excess of $10,000,000.

Withholding Taxes. The Company shall have the right to deduct from all payments under the Incentive Plan any taxes required to be withheld with respect to such payments.

Change in Control. In the event of a change in control of the Company, as defined in the Yum! Brands, Inc. Long Term Incentive Plan, the Performance Period will be deemed to have concluded on the date of the change of control and each Participant will receive a pro rata amount (based on the number of days in such Performance Period elapsed through the date of the change of control) equal to the greater of the Participant's target amount or the amount the Participant would have earned for the Performance Period assuming continued achievement of the relevant performance goals at the rate achieved as of the date of the change of control.

Return of Overpayments. The Incentive Plan provides that if an amount paid is based on attainment of a level of objective performance goals that was overstated as a result of misconduct, with the result that the payment was larger than it should have been, the Committee may require that the excess be repaid to the Company.

Administration. The Incentive Plan is administered by a committee (the "Committee") selected by the Board and consisting solely of two or more non-employee members of the Board. The Committee will have the authority and discretion to select from among the Eligible Employees those persons who shall receive Awards, to determine the time or times of payment with respect to the Awards, to establish the terms, conditions, performance goals, restrictions, and other provisions of such Awards, and to cancel or suspend Awards. The Committee will have the authority and discretion to interpret the Incentive Plan, to establish, amend, and rescind any rules and regulations relating to the Incentive Plan, to determine the terms and provisions of any Award made pursuant to the Incentive Plan, and to make all other determinations that may be necessary or advisable for the administration of the Incentive Plan. Any interpretation of the Incentive Plan by the Committee and any decision made by it under the Incentive Plan is final and binding on all persons. The Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it. Until action to the contrary is taken by the Committee, the Committee's authority with respect to matters concerning Participants below the

Executive Officer level is delegated to the Chief Executive Officer or the Chief People Officer of the Company.

Amendment or Termination. The Board may, at any time, amend or terminate the Incentive Plan, provided that no amendment or termination may, in the absence of consent to the change by the affected Participant, adversely affect the rights of any Participant or beneficiary under any Award granted under the Incentive Plan prior to the date such amendment is adopted by the Board.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THE YUM! BRANDS, INC. EXECUTIVE INCENTIVE COMPENSATION PLAN AS AMENDED THROUGH THE SECOND AMENDMENT INCLUDING THE PERFORMANCE GOALS FOR THE PLAN.

What vote is required to approve this proposal?

Approval of this proposal requires the affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting.

ITEM 4: SHAREHOLDER PROPOSAL RELATING TO SHAREHOLDER RIGHTS PLAN (Item 4 on the Proxy Card)

What am I voting on?

The Trowel Trades S&P 500 Index Fund has advised us that they intend to present the following shareholder proposal at the Annual Meeting. We will furnish the addresses and the share ownership of the proponent upon request.

RESOLVED, That the shareholders of YUM! Brands, Inc. (hereinafter "the Company") request that our Directors submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item at the earliest next shareholder election.

SUPPORTING STATEMENT

The Company's Board of Directors adopted a shareholder rights plan, commonly known as a "poison pill", without shareholder approval. This plan is an anti-takeover device that can adversely affect shareholder value by discouraging takeovers that could be beneficial to shareholders.

Poison pills, according to the book "Power and Accountability" by Nell Minow and Robert Monks: "amount to major de facto shifts of voting rights away from shareholders to management on matters pertaining to the sale of the corporation. They give target boards of directors absolute veto power over any proposed business combination, no matter how beneficial it might be for the shareholders."

Thus it is no surprise that the Shareholder Bill of Rights adopted by the Council of Institutional Investors, whose members represent nearly $3 trillion in benefit fund assets, calls for poison pills to be approved by shareholders before they take effect.

At a minimum, the shareholders of our Company should have the right to vote on the necessity of adopting such a powerful anti-takeover weapon. Therefore, your support for this proposal is respectfully sought.

MANAGEMENT STATEMENT IN OPPOSITION TO SHAREHOLDER PROPOSAL

What is the recommendation of the Board of Directors?

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE AGAINST THIS PROPOSAL.

What is the Company's position regarding this proposal?

Adoption of this proposal would require the Board of Directors to submit any shareholder rights plan to a shareholder vote at the earliest next shareholder meeting.

Contrary to the shareholder supporting statement to their proposal, the company currently has no shareholder rights plan (or poison pill) in place and, while the Board may in the future determine it is in the best interest of shareholders and the Company to put a shareholder rights plan in place, the Board of Directors has no plans to adopt one. In fact, the Board took affirmative steps to eliminate the Company's poison pill in 2007 prior to its scheduled expiration date. The Board is required at all times to act in the best interests of shareholders, including in any decision to adopt, maintain, amend or terminate a poison pill. The Board believes that shareholder rights plans can be a useful tool in some circumstances to protect the best interest of its shareholders. At other companies, potential purchasers have made offers in the face of such plans but the existence of the plans allows boards to protect strategies for realizing long-term value and to maximize the value of the shareholders' investment by encouraging potential purchasers to negotiate directly with the board. The Board, therefore, believes it is important to maintain flexibility to adopt plans with terms appropriate to a variety of circumstances.

Why does the Company oppose this proposal?

The Board does not believe that requiring shareholder approval of a shareholder rights plan would enhance value for shareholders. Such a requirement would limit the Board's flexibility in responding to a takeover attempt which is not in the best interests of shareholders. In short, in the dynamic and highly variable circumstances in which the Board might need to consider an acquisition transaction, the proposals would impose limitations that could have consequences adverse to shareholders' interests. Accordingly, the Board recommends a vote against this proposal.

FOR THESE REASONS, WE RECOMMEND THAT YOU VOTE AGAINST THIS PROPOSAL.

What vote is required to approve this proposal?

Approval of this proposal requires the affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting.

ITEM 5: SHAREHOLDER PROPOSAL RELATING TO AN ADVISORY SHAREHOLDER VOTE TO RATIFY EXECUTIVE COMPENSATION (Item 5 on the Proxy Card)

What am I voting on?

Home Missioners of America has advised us that they intend to present the following shareholder proposal at the Annual Meeting. We will furnish the address and share ownership of the proponent upon request.

ADVISORY VOTE ON EXECUTIVE COMPENSATION

RESOLVED, that shareholders of YUM! Brands request the board of directors to adopt a policy that provides shareholders the opportunity at each annual shareholder meeting to vote on an advisory resolution, proposed by management, to ratify the compensation of the named executive officers ("NEOs") set forth in the proxy statement's Summary Compensation Table (the "SCT") and the accompanying narrative disclosure of material factors provided to understand the SCT (but not the Compensation Discussion and Analysis). The proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any NEO.

SUPPORTING STATEMENT

Investors are increasingly concerned about mushrooming executive compensation especially when it is insufficiently linked to performance. In 2008, shareholders filed close to 100 "Say on Pay" resolutions. Votes on these resolutions have averaged 43% in favor, including 41.7% at YUM! Brands, with ten votes over 50%, demonstrating strong shareholder support for this reform.

An Advisory Vote establishes an annual referendum process for shareholders about senior executive compensation. We believe the results of this vote would provide the board and management useful information about shareholder views on the company's senior executive compensation.

In its 2008 proxy Aflac submitted an Advisory Vote resulting in a 93% vote in favor, indicating strong investor support for good disclosure and a reasonable compensation package. Daniel Amos, Chairman and CEO said, "An advisory vote on our compensation report is a helpful avenue for our shareholders to provide feedback on our pay-for-performance compensation philosophy and pay package."

To date eight other companies have also agreed to an Advisory Vote, including Verizon, MBIA, H&R Block, Blockbuster, and Tech Data. TIAA-CREF, the country's largest pension fund, has successfully utilized the Advisory Vote twice.

Influential proxy voting service RiskMetrics Group, recommends votes in favor, noting: "RiskMetrics encourages companies to allow shareholders to express their opinions of executive compensation practices by establishing an annual referendum process. An advisory vote on executive compensation is another step forward in enhancing board accountability."

The Council of Institutional Investors endorsed advisory votes and a bill to allow annual advisory votes passed the House of Representatives by a 2-to-1 margin. As presidential candidates, Senators Obama and McCain supported the Advisory Vote.

We believe that existing U.S. Securities and Exchange Commission rules and stock exchange listing standards do not provide shareholders with sufficient mechanisms for providing input to boards on senior executive compensation. In contrast, in the United Kingdom, public companies allow shareholders to cast a vote on the "directors' remuneration report," which discloses executive compensation. Such a vote isn't binding, but gives shareholders a clear voice that could help shape senior executive compensation.

We believe that a company that has a clearly explained compensation philosophy and metrics, reasonably links pay to performance, and communicates effectively to investors would find a management sponsored Advisory Vote a helpful tool.

We urge our board to allow shareholders to express their opinion about senior executive compensation through an Advisory Vote.

MANAGEMENT STATEMENT IN OPPOSITION TO SHAREHOLDER PROPOSAL

What is the recommendation of the Board of Directors?

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE AGAINST THIS PROPOSAL.

What is the Company's position regarding this proposal?

This proposal seeks to solicit a non-binding vote from shareholders regarding the compensation provided to the executives named in the Company's Summary Compensation Table. For the reasons explained below, the Board of Directors does not believe the proposal is in the best interest of YUM or our shareholders.

Why does the Company oppose this proposal?

The Board of Directors reached its decision to oppose this proposal after careful consideration of the Compensation Committee's in-depth study of the pros and cons of adopting the advisory vote, which was completed in early 2008, and after discussing this issue with a number of our largest shareholders. As further explained below, our primary reasons for opposing the proposal include:

- We believe shareholders play an important role in corporate governance through the election of directors, but direct engagement and dialogue is more effective than a "yes" or "no" vote with respect to executive compensation;
- We do not believe that reducing the complex decisions that go into designing and administering a successful compensation program to a "yes" or "no" vote is an effective or efficient way to obtain shareholder input;
- We believe that YUM's executive pay program has driven strong company performance and shareholder returns, and it would not benefit YUM or our shareholders to alter this successful program; and
- We believe that implementing an advisory vote at YUM while not implementing the same vote at YUM's competitors and peers would put YUM at a competitive disadvantage in attracting and retaining executive talent, thereby negatively affecting YUM's performance and our shareholders.

Although our Articles of Incorporation grant exclusive authority to fix executive compensation to the Board of Directors, the Board believes that both transparency and shareholder input on the subject are important. In fact, in each of the past two years we have reached out to a number of our largest shareholders to understand their perspective on this issue. We will continue to closely monitor developments on this issue and discuss the advisory vote with our large shareholders and other shareholders who wish to engage us. While we believe that this direct engagement has further enhanced communication with our shareholders, YUM has always maintained an open door policy. We encourage shareholders to express their opinions on all matters of interest to them, including executive compensation, by contacting members of the Board, including members of the Compensation Committee, as described on page 10 regarding "How do shareholders communicate with the Board?" This direct engagement allows shareholders to clearly and specifically share their opinions on our executive compensation program directly with us. A simple "yes" or "no" vote on compensation does not provide that level of communication or understanding. This is especially true in the event of a "no" vote on compensation since the vote alone will not provide any insight into what specific items shareholders are voting against (or why they voted against it). We believe that our current process of direct engagement already allows an avenue for discussion of specific concerns regarding compensation. A retrospective advisory vote would not improve or significantly alter that process of direct engagement.

Our Compensation Committee, which is comprised entirely of independent, non-employee directors, is responsible for designing and administering our executive compensation program. Decisions on how best to carry out these responsibilities are influenced by economic and industry conditions, current and future strategic goals, accounting requirements and tax laws, evolving governance trends, as well as the practices of our peers and competitors. Reducing a series of complicated decisions by independent directors who are intimately familiar with all relevant factors to a single, after-the-fact, "yes" or "no" advisory vote is not an effective or efficient method to obtain shareholder input.

As further discussed in our "Compensation Discussion and Analysis," our Compensation Committee's goal is to use our compensation program to attract, reward and retain the talented leaders necessary to enable our Company to succeed in the highly competitive market for talent, while maximizing shareholder returns. Our management team, which has been attracted, rewarded and retained through our compensation program, has been a key driver in YUM's strong performance over both the short and long-term. For example, as shown in the table below, YUM's investor total return compares favorably against the S&P 500 Index, a group of nondurable consumer products companies that are used in setting benchmarks for our CEO's compensation (as further described on page 49), as well as a select group of global growth companies including Colgate-Palmolive Company, Kellogg Company, McDonald's Corporation, PepsiCo, Inc., Starbucks Corporation, The Coca-Cola Company and The Procter & Gamble Company, over one, five and ten years.

Investor Total Return[1] Comparison (as of 12/31/08)

	1 Year	5 Year	10 Year
YUM! Brands, Inc.	−16%	14%	10%
S&P 500 Index	−37%	−2%	−1%
Nondurable Consumer Products Group[2]	−28%	−3%	1%
Global Consumer Group[3]	−19%	5%	4%

(1) Compound annual growth rate of stock price adjusted for stock splits and dividends. For the "Nondurable Consumer Products Group" and "Global Consumer Group," the total investor return was calculated by taking the average of the total investor returns for all of the individual companies included in the respective group.

(2) Includes only the publicly-traded companies included in the nondurable consumer products group discussed on page 49. The group includes AutoNation, Inc., AutoZone, Inc., Avon Products, Inc., Blockbuster Inc., The Coca-Cola Company, Colgate-Palmolive Company, CVS Caremark Corporation, Darden Restaurants, Inc., The Gap, Inc., General Mills, Inc., J.C. Penney Company, Inc., Kellogg Company, Kimberly-Clark Corporation, Kohl's Corporation, Limited Brands, Lowe's Companies, Inc., Macy's, Inc., Marriott International, Inc., McDonald's Corporation, Office Depot, OfficeMax Incorporated, PepsiCo, Inc., Staples, Inc. and Walgreen Co.

(3) Includes Colgate-Palmolive Company, Kellogg Company, McDonald's Corporation, PepsiCo, Inc., Starbucks Corporation, The Coca-Cola Company and The Procter & Gamble Company.

In other words, we believe our compensation program has played an important role in driving strong shareholder returns. We do not believe it would benefit YUM or our shareholders to alter this successful program at this time. We will, however, always seek the ideas and input of our shareholders on this important matter.

Above all, the Board, as fiduciaries for the shareholders, believes that an advisory vote on executive compensation is simply not in the best interests of YUM's shareholders. The Board is not aware of any competitor who has adopted the advisory vote, and we understand that similar proposals were defeated at the vast majority of companies where they were proposed last year. Implementing an advisory vote at YUM—but not at our competitors—could create the impression among our executives that their compensation opportunities could be limited or negatively affected, while those opportunities would not be so limited at our competitors. Thus, the advisory vote could put us at a competitive disadvantage in attracting and retaining executive talent, and that would ultimately harm our business and negatively affect our shareholders. Until a consensus has been formed on the advisory vote or federal legislation relating to the topic is enacted, implementation of this proposal is premature and potentially harmful as the advisory vote on executive compensation would not be applied uniformly.

We also note that a similar proposal was submitted at our last two Annual Meetings. We opposed the proposal each year, and a significant majority of shareholders voted against the proposal both times.

After careful consideration of the proposal, studying the pros and cons of the advisory vote and discussions with shareholders, the Board of Directors does not believe the proposal would be in the best interest of YUM or our shareholders.

FOR THESE REASONS, WE RECOMMEND THAT YOU VOTE AGAINST THIS PROPOSAL.

What vote is required to approve this proposal?

Approval of this proposal requires the affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting.

ITEM 6: SHAREHOLDER PROPOSAL RELATING TO FOOD SUPPLY CHAIN SECURITY AND SUSTAINABILITY (Item 6 on the Proxy Card)

What am I voting on?

The Sisters of Charity, the General Board of Pension and Health Benefits of United Methodist Church, the MMA Praxis Growth Index Fund and the Sisters of St. Francis of Philadelphia have advised us that they intend to present the following shareholder proposal at the Annual Meeting. We will furnish the addresses and the share ownership of the proponents upon request.

FOOD SUPPLY CHAIN SECURITY and SUSTAINABILITY

WHEREAS:

Nearly two-thirds of corporate executives worldwide surveyed by McKinsey & Company said "their companies face a rising level of risk to their ability to supply customers with goods and services cost effectively." Yet, the survey found

> [f]ew executives are confident that their companies can manage these risks successfully and businesses are making surprisingly little use of some well-known analytical tools and simple best practices that could help.

The McKinsey Quarterly 2007 Number 1, pages 10-12.

The global food production system faces numerous challenges:

- Severe droughts and increasing water scarcity in key agricultural regions linked to global warming;
- Rising prices for oil and petroleum-based agricultural inputs; and
- Competing use of food crops for bio-fuels.

Several dramatic events have undermined consumer confidence by highlighting weaknesses in the food safety system:

- Closure of Topps Meat Co., the largest U.S. manufacturer of frozen hamburger, following recall of 21.7 million pounds of hamburger contaminated with e-coli.
- Nationwide recall of spinach from California, which produces 74% of the U.S. spinach crop, due to e-coli contamination.
- Contamination of the long-grain rice supply in the southern United States with genetically engineered rice not approved for human consumption, leading Japan to ban imports of U.S. long grain rice and the EU to require testing of all U.S. rice shipments.
- Sale of poisoned pet food, tainted seafood and other products from China containing toxic ingredients

According to a *Consumer Reports* survey, 92% of Americans want to know the country of origin for their food. *http://greenerchoices.org/products.efm?product=crfood&pcat=food*

Pesticide residues on imported fruits and vegetables, which account for about one-third of U.S. consumption of these products, are "major and growing" contributors to dietary risk. While U.S. farmers have adopted lower-risk use patterns, growers outside the U.S. continue using older, higher-risk pesticides. *Impacts of the Food Quality Protection Act on Children's Exposures to Pesticides,* pages 10-11 (2006). *http://www.organiccenter.org/reportfiles/7452_ Landrigan _AAAS%20Paper.pdf*

The UN Food and Agriculture Organization (FAO) warned that increasing industrialization of pig and poultry production "could lead to a higher risk of disease transmission from animals to humans." The large quantities of animal waste contain many pathogens and the movement of the animals in international trade increases the likelihood pathogen transfers. The FAO cited the "recent emergence of contagious human diseases from animals" such as Nipah in 1999, SAKS in 2002 and the current epidemic of Highly Pathogenic Avian Influenza (HPAI). *Industrial Livestock Production and Global Health Risks* (June 2007). *http://www.fao.org/ag/againfo/projects/en/pplpi/docarc/rep-hpa i_industrialisationrisks.pdf*

RESOLVED: Shareholders request that the Board of Directors report to shareholders by December, 2009 on measures taken to ensure the long-term sustainability and security of our company's product supply chain, including:

- Strategies to significantly reduce waste, energy and water use throughout the supply chain;
- Resource conservation programs and pollution prevention measures for the full product life-cycle;
- Labeling products for country of origin and presence of genetically modified ingredients; and
- Safety testing and systems to ensure identity preservation and traceability "from farm to fork."

MANAGEMENT STATEMENT IN OPPOSITION TO SHAREHOLDER PROPOSAL

What is the recommendation of the Board of Directors?

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE AGAINST THIS PROPOSAL.

What is the Company's position regarding the sustainability proposal?

YUM is fully committed to ensuring that all of our facilities and supply chains, whether in the U.S. or any other country, are operated legally, ethically and responsibly and in a manner that benefits the communities in which they are located. Our Worldwide Code of Conduct, summarized on our Web site, under the "Governance" section, guides our activities around the world. You can download a copy of our Worldwide Code of Conduct at *www.yum.com/governance/conduct.asp*. It commits us to act as an environmentally responsible corporate citizen, to provide a safe and healthy work environment, and to seek methods that are both socially responsible and economically sound.

We are proud of our recent accomplishments in this area. For example, in 2006 we established a dedicated Corporate Social Responsibility role with the goal of reviewing and assessing our global impacts in social, environmental and economic areas and developing strategies and initiatives in response. We also issued our first global Corporate Responsibility report in 2008 addressing areas of achievement and opportunity relating to social, environmental and economic impacts. You can download a copy of our Corporate Responsibility report at *www.yum.com/responsibility/pdf/yum08csrrpt.pdf*. In 2006, YUM also formed an Environmental Leadership Council whose goal is to identify, design, test and deploy programs that drive measurable sustainability advances. Some of the aspects of our business that this committee is addressing include: building materials and design, energy conservation, energy procurement, waste, packaging and education. With respect to energy conservation, our U.S. company-owned restaurants have significantly reduced energy use since 2005, and are well on their way to achieving a stated goal of 12% reduction in energy use from 2007 levels by 2010. Our entire system of restaurants is also in the process of implementing equipment and behavior changes and retrofits that address environmental impact, including energy and water use, recycling of cardboard and paper products, recycling of spent grease from fryers, use of energy efficient equipment and better energy management systems.

We recognize that our decentralized business model, with predominantly franchised restaurants in over 110 countries and territories as well as manufacturing and processing plants in even more countries, will require a customized approach to addressing supply chain opportunities in our international markets.

We seek to build a globally consistent and rigorous program that will reflect our rapid international growth, with a keen eye to emerging markets. We work collaboratively with our suppliers, business partners and local stakeholders to ensure that we adapt our business and social requirements to local markets.

With respect to our suppliers, they are required to comply with the laws and regulations of the countries and localities in which they operate. To encourage compliance with all legal requirements and ethical business practices, YUM has established a supplier code of conduct summarized on our web site at *www.yum.com/responsibility/supply_chain.asp*. Suppliers are expected to conduct audits and inspections to ensure compliance with YUM's Supplier Code of Conduct and applicable laws and regulations. Failure to observe the Code of Conduct may subject the supplier to disciplinary action, which could include termination of the supplier relationship.

With respect to safety testing, we require our suppliers to be able to trace products and ingredients within their supply chain. We currently conduct testing and evaluation of suppliers and their products and pride ourselves on our stringent qualification system. And since 2007, we have grown our active leadership role in helping to minimize the chances that our produce could be contaminated through:

- field inspections of our produce suppliers that focus on water testing for *E. coli*;
- pre-planting inspections to help ensure that only low-risk fields are used;
- pre-harvest testing for *E. coli* and *Salmonella* pathogens of produce, including iceberg lettuce, cilantro, romaine lettuce, cabbage and tomatoes;
- collaboration with the U.S. Centers for Disease Control and Prevention and the U.S. Food and Drug Administration to proactively share information on the issue;
- training programs to certify supplier staff and third-party auditors on criteria for pre-planting and pre-harvesting risk assessments;
- sponsorship of summits with key growers, suppliers and users to gain alignment on produce safety; and
- multiple joint-produce safety meetings on testing and best practices with industry leaders, including other major quickservice restaurants, retailers and distributors.

With respect to labeling for the presence of genetically modified organisms (GMOs), we follow all government regulations wherever we operate. In North America, GMOs are generally accepted, whereas in Europe, consumers are more resistant to GMOs. Where resistance to GMOs exists, our subsidiary, Yum! Restaurants International, requires all of its suppliers to provide non-GMO ingredients. For example:

- In the U.K., the Netherlands, Germany and Australia, we do not source from suppliers who use GMOs or growth hormones in chicken.
- In China, we follow Chinese regulations regarding GMO ingredients and require statements from suppliers regarding their GMO content.
- In South Africa, no GMOs or growth hormones are used by any of our suppliers.

We do not believe that labeling the country of origin of our products is a necessary method of reducing risk.

Why does the Company oppose this proposal?

We work hard to be a good corporate citizen and promote social, environmental and economic issues. We have been, and will continue to be, committed to upholding and abiding by all laws and regulations that govern our operations, wherever we operate. We are equally committed to ensuring that our suppliers abide by all laws and regulations and established industry practice that govern their business, wherever they operate, and we have developed the resources, through the purchasing cooperative of which we are a member in the U.S., to independently evaluate supplier conduct. If it is brought to our attention that any supplier of YUM is in repeated violation of any employment law or regulation governing their business, and corrective action is not taken, we would terminate our approval of this supplier. Moreover, we will continue our commitment to protecting the environment and enhancing the quality of life in the communities in which we operate.

We believe that creating the report required by the proposal would not be productive because our own business interests require that our food chain be both safe and sustainable, and we have available the expertise to make those determinations internally. We are working to leverage these resources and improve in the areas discussed above. In addition, many of these issues were recently discussed and addressed in detail in our global Corporate Responsibility Report. In sum, the proposed sustainability report and review is unnecessary and would not result in any additional benefit to our shareholders or employees. The proposed report would be costly and time-intensive, and is duplicative of many of our existing initiatives, policies and efforts.

FOR THESE REASONS, WE RECOMMEND THAT YOU VOTE AGAINST THIS PROPOSAL.

What vote is required to approve this proposal?

Approval of this proposal requires the affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting.

ITEM 7: SHAREHOLDER PROPOSAL RELATING TO HEALTHCARE REFORM PRINCIPLES (Item 7 on the Proxy Card)

What am I voting on?

The Nathan Cummings Foundation has advised us that they intend to present the following shareholder proposal at the Annual Meeting. We will furnish the address and share ownership of the proponent upon request.

RESOLVED: shareholders urge the Board of Directors to adopt principles for comprehensive health care reform, such as those based upon principles reported by the Institute of Medicine:

1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable.

Polls (NBC *News/Wall Street Journal,* USA Today/Gallup and *The New York Times/CBS* News) consistently show that access to affordable, comprehensive health care insurance is one of the most significant social policy issues in America.

Many national organizations have made health care reform a priority. In 2007, representing "a stark departure from past practice," the American Cancer Society redirected its entire $15 million advertising budget "to the consequences of inadequate health coverage" in the United States *(New York Times,* 8/31/07).

John Castellani, president of the Business Roundtable, which represents more than 150 of the country's largest companies, states that 52% of the Business Roundtable's members say health costs represent their biggest economic challenge. "The cost of health care has put a tremendous weight on the U.S. economy," according to Castellani, "The current situation is not sustainable in a global, competitive workplace." *(BusinessWeek,* July *3,* 2007*)*

The National Coalition on Health Care, whose members include 75 of the United States' largest publicly-held companies, institutional investors and labor unions, has created principles for health insurance reform. According to the National Coalition on Health Care, implementing its principles would save employers presently providing health insurance coverage an estimated $595-$848 billion in the first 10 years of implementation.

Annual surcharges as high as $1,160 for the uninsured are added to the total cost of each employee's health insurance, according to Kenneth Thorpe, a leading health economist at Emory University. Consequently, we believe that the 45.7 million Americans without health insurance result in higher costs for Yum! Brands and other U.S. companies providing health insurance to their employees.

In our view, increasing health care costs have focused growing public awareness and media coverage on the plight of active and retired workers struggling to pay for medical care. Increasing health care costs lead companies to shift costs to employees. This can reduce employee productivity, health and morale. We also believe rising health care costs borne by the company have an adverse affect on shareholder value.

Supporting Statement

The Institute of Medicine, established by Congress as part of the National Academy of Sciences, issued its principles for reforming health insurance coverage in *Insuring America's Health: Principles and*

Recommendations (2004). We believe principles for health care reform, such as the IOM's, are essential if public confidence in our company's commitment to its employees' health care coverage is to be maintained. We ask shareholders to support this resolution.

MANAGEMENT STATEMENT IN OPPOSITION TO SHAREHOLDER PROPOSAL

What is the recommendation of the Board of Directors?

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE AGAINST THIS PROPOSAL.

What is the Company's position regarding this proposal?

Health care reform is an important, but complex, public policy issue that requires thoughtful discussion and public debate. We know this firsthand because we provide health care coverage to thousands of employees and their families. Their health and well-being is critically important to us. The Company also understands that employee health has a direct correlation to productivity and that providing health insurance enhances our ability to attract and retain employees. As a result, we are constantly looking for ways to improve the quality and cost-effectiveness of Company-sponsored health care coverage and to encourage healthy lifestyles for our employees.

Why does the Company oppose this proposal?

Health care reform on a national scale, however, will require action by the U.S. Congress and the President, and input from both ordinary citizens and experts in health care and health insurance will be critical to that debate. While we acknowledge the importance of this issue, the Board does not believe that national health care reform should be addressed through the Company's annual meeting process. Nor does the Board believe that our adoption of the broad and vague principles of one organization will contribute constructively to the public dialogue, will provide better health care solutions for our employees or will benefit our shareholders.

FOR THESE REASONS, WE RECOMMEND THAT YOU VOTE AGAINST THIS PROPOSAL.

What vote is required to approve this proposal?

Approval of this proposal requires the affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting.

ITEM 8: SHAREHOLDER PROPOSAL RELATING TO ANIMAL WELFARE
(Item 8 on the Proxy Card)

What am I voting on?

People for the Ethical Treatment of Animals has advised us that they intend to present the following shareholder proposal at the Annual Meeting. We will furnish the address and share ownership of the proponent upon request.

2009 Yum! Brands Shareholder Proposal on Animal Welfare

RESOLVED that shareholders encourage the Board to implement the March 2005 recommendations made by former members of KFC's animal welfare council.

Supporting Statement

As the following examples illustrate, there is a clear gap between KFC's animal welfare claims and the way that birds killed for its restaurants are abused:

- Years after KFC made assurances that its suppliers treat animals humanely, it was documented that workers at a KFC "Supplier of the Year" slaughterhouse were tearing live birds' heads off, spitting tobacco in their eyes, slamming them against walls, and spray-painting their faces. In 2007, birds at another "Supplier of the Year" slaughterhouse were found being impaled by broken equipment and scalded and crushed to death.
- Every KFC supplier in the U.S. kills birds by dumping and shackling them while they are still alive, paralyzing them with an electrically charged water bath, slitting their throats while they're still conscious, and removing their feathers in tanks of scalding-hot water.
- Birds suffer throughout this process; their wings and legs are broken, workers regularly abuse them, and many are scalded to death (the U.S. Department of Agriculture reported that 3.7 million birds were scalded to death in one year alone).
- Five members of KFC's touted animal welfare council have resigned in frustration. One former member, Adele Douglass, told the *Chicago Tribune* that KFC "never had any meetings" and that she felt that she "was being used." Another, Dr. Ian Duncan, told the *Guelph Mercury* that he suspected that "upper management didn't really think that animal welfare was important."

PETA would end its campaign, which shareholders can learn more about at *www.KentuckyFriedCruelty.com,* if KFC adopted the March 11, 2005 recommendations made by its own former animal welfare advisors regarding the breeding, gathering, and slaughtering of birds:

- Adopting these recommendations would harmonize KFC's claims with its actions and result in numerous economic benefits, including improved product quality and shelf life and reduced carcass contamination.
- The longer that KFC refuses to eliminate the very worst abuses that its birds suffer, the more that its brand image will become associated with cruelty to animals. More than 13,000 protests have occurred at KFC restaurants worldwide since January 2003, and notable figures like Sir Paul McCartney, The Rev. Al Sharpton, Pamela Anderson, and His Holiness the Dalai Lama have publicly encouraged people to boycott KFC.

Accordingly, shareholders are encouraged to vote in favor of this proposal.

MANAGEMENT STATEMENT IN OPPOSITION TO SHAREHOLDER PROPOSAL

What is the recommendation of the Board of Directors?

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE AGAINST THIS PROPOSAL.

What is the Company's position regarding this proposal?

YUM, as a major purchaser of food products, has the opportunity and responsibility to influence the way animals supplied to us are treated. We take that responsibility very seriously, and we are monitoring our suppliers on an ongoing basis to determine whether our suppliers are using humane procedures for caring for and handling animals they supply to us. As a consequence, it is our goal to deal only with suppliers who promise to maintain our standards and share our commitment to animal welfare.

We have a track record of leadership in animal welfare. For example, we have developed the YUM! Brands Animal Welfare Guiding Principles and have expanded the KFC Animal Welfare Advisory Council to provide leadership in the animal welfare area and in our commitment to animal welfare.

To help ensure that our suppliers meet our animal welfare objectives, we adopted the YUM! Brands Animal Welfare Guiding Principles and the KFC Poultry Welfare Guidelines (collectively the "Guiding Principles"). Thc Guiding Principles express our goal to deal with suppliers that are committed to the raising, transportation and slaughter of poultry in a manner that is free of cruelty, abuse and neglect.

The Guiding Principles are applicable to all YUM poultry suppliers across the United States (these are the same suppliers that supply poultry to our competitors). We are also looking into how these principles can be applied internationally.

As stated in the Guiding Principles, the Company, together with the KFC Animal Welfare Advisory Council, works with its suppliers to develop systems to monitor and assess the effectiveness of suppliers' poultry handling practices. The KFC Animal Welfare Advisory Council consists of experts in poultry physiology, poultry genetics, animal behavior and veterinarians. In 2008, the KFC Animal Welfare Advisory Council met to review and discuss the current status of Controlled Atmosphere Stunning technology, concluding that, while the method does offer some promise, it results in no net improvement in animal welfare. The KFC Animal Welfare Advisory Council has also considered the development of an alternative stun technology and contributed to defining the necessary steps to fully vet that technology's benefits and feasibility. The KFC Animal Welfare Advisory Committee requested a series of nine scientific reviews of broiler welfare audit points and policy by the experts of the American Association of Avian Pathologists to provide additional guidance. The results of those reviews have been incorporated to enhance and update our audit process. The Company also continues to work with the Professional Animal Auditor Certification Organization, Inc. ("PAACO") to improve certification training and guidelines and includes a Foundation PAACO certified auditor on staff. It should also be noted that we operate in over 100 countries and territories, and we comply with all national, state and local laws and regulations regarding the handling of poultry in those countries.

Why does the Company oppose the proposal?

Our commitment, leadership and results are well established and recognized within the industry. We work hard to be a good corporate citizen and are strong advocates of good animal handling practices. Our policies are designed to help to achieve humane treatment of animals. We have been, and will continue to be, committed to upholding and abiding by the principles we have set. We monitor our suppliers for compliance and have expanded our monitoring efforts through plant and farm level audits. More information regarding our animal welfare program can be found on our Web site at *www.yum.com/responsibility/animalwelfare.asp* or *www.kfc.com/about/animalwelfare.asp*. We believe that the proposed animal welfare report and review is unnecessary and would not result in any additional benefit to our shareholders or employees. In fact, much of what is alleged in the supporting statement to the shareholder proposal is either inaccurate or significantly outdated.

A similar proposal was submitted at our last Annual Meeting. We opposed the proposal last year, and shareholders overwhelmingly rejected the proposal.

FOR THESE REASONS, WE RECOMMEND THAT YOU VOTE AGAINST THIS PROPOSAL.

What vote is required to approve this proposal?

Approval of this proposal requires the affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting.

STOCK OWNERSHIP INFORMATION

Who are our largest shareholders?

This table shows ownership information for each YUM shareholder known by our management to be the owner of 5% or more of YUM common stock. This information is presented as of December 31, 2008, and is based on stock ownership reports on Schedule 13G filed by each of these shareholders with the SEC and provided to us.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Class
Southeastern Asset Management, Inc 6410 Poplar Avenue, Suite 900 Memphis, Tennessee 38119	31,824,166[(1)]	6.9%
Marsico Capital Management, LLC 1200 17th Street, Suite 1600 Denver, Colorado 80202	23,906,626[(2)]	5.2%
State Street Bank and Trust Company State Street Financial Center One Lincoln Street Boston, MA 02111	23,245,601[(3)]	5.0%

(1) The filing indicates sole voting power for 13,217,786 shares, shared voting power for 16,280,056 shares, no voting power for 2,326,324 shares, sole dispositive power for 15,518,110 shares, shared dispositive power for 16,280,056 shares and no dispositive power for 26,000 shares.

(2) The filing indicates sole voting power for 19,924,162 shares, shared voting power for no shares, sole dispositive power for 23,906,626 shares, and shared dispositive power for no shares.

(3) The filing indicates sole voting power for 17,914,953 shares, shared voting power for no shares, sole dispositive power for no shares and shared dispositive power for 23,245,601 shares.

How much YUM common stock is owned by our directors, director nominees and executive officers?

This table shows the beneficial ownership of YUM common stock as of December 31, 2008 by

- each of our nominees for election as directors,
- each of the executive officers named in the Summary Compensation Table on page 59, and
- all directors, director nominees and executive officers as a group.

Unless we note otherwise, each of the following persons and their family members has sole voting and investment power with respect to the shares of common stock beneficially owned by him or her. None of the persons in this table hold in excess of one percent of the outstanding YUM common stock, except for Mr. Novak who beneficially owns approximately 1.4% Directors, director nominees and executive officers as a group beneficially own approximately 3.0%. Our internal stock ownership guidelines call for the Chairman to own 336,000 shares of YUM common stock or stock equivalents. Guidelines for our other named executive officers call for them to own 50,000 shares of YUM common stock or stock equivalents within five years following their appointment to their current position. Other executive officers are required to own 24,000 shares or share equivalents.

The table shows the number of shares of common stock and common stock equivalents beneficially owned as of December 31, 2008. Included are shares that could have been acquired within 60 days of December 31, 2008 through the exercise of stock options, stock appreciation rights or distributions from the Company's deferred compensation plans, together with additional underlying stock units as described in footnote 4 to the table. Under SEC rules, beneficial ownership includes any shares as to which the individual has either sole or shared voting power or investment power and also any shares that the individual has the right to acquire within 60 days through the exercise of any stock option or other right.

Name	Beneficial Ownership: Number of Shares Beneficially Owned(1)	Beneficial Ownership: Options/SAR's Exercisable Within 60 Days(2)	Beneficial Ownership: Deferral Plans Stock Units(3)	Beneficial Ownership: Total Beneficial Ownership	Additional Underlying Stock Units(4)	Total
David C. Novak	82,372	5,328,541	1,171,302	6,582,215	966,933	7,549,148
David W. Dorman	28,869	10,797	0	39,666	5,255	44,921
Massimo Ferragamo	38,028	31,655	39,409	109,092	20,700	129,792
J. David Grissom	80,642(5)	15,791	2,055	98,488	0	98,488
Bonnie G. Hill	0	15,497	10,100	25,597	10,350	35,947
Robert Holland, Jr.	51,725	31,655	12,168	95,548	6,088	101,636
Kenneth G. Langone	650,000(6)	321	8,096	658,417	20,700	679,117
Jonathan Linen	14,438	10,797	0	25,235	18,087	43,322
Thomas C. Nelson	0	1,446	0	1,446	17,941	19,387
Thomas M. Ryan	19,755	19,735	1,712	41,202	32,203	73,405
Jackie Trujillo	24,357	26,743	4,145	55,245	42,694	97,939
Robert D. Walter	51,632	81	0	51,713	5,393	57,106
Richard T. Carucci	10,588(7)	542,874	6,600	560,062	106,201	666,263
Jing-Shyh S. Su	185,404	1,210,942	0	1,396,346	104,954	1,501,300
Graham D. Allan	179,030(8)	1,041,699	77,513	1,298,242	77,671	1,375,913
Greg Creed	4,874	155,995	0	160,869	66,172	227,041
All Directors, Director Nominees and Executive Officers as a Group (23 persons)	1,506,317	10,817,757	1,469,931	13,794,005	2,006,805	15,800,810

(1) Shares owned outright. These amounts include the following shares held pursuant to YUM's 401(k) Plan which will be subject to the voting direction of each named person at the Annual Meeting:

- Mr. Novak, 29,918 shares
- all directors, director nominees and executive officers as a group, 31,482 shares

(2) The amounts shown include beneficial ownership of shares that may be acquired within 60 days pursuant to stock options and stock appreciation rights awarded under our employee or director incentive compensation plans. For stock options, we report shares equal to the number of options exercisable within 60 days. For SARs we report the shares that would be delivered upon exercise (which is equal to the number SARs multiplied by the difference between the fair market value of our common stock at year-end and the exercise price divided by the fair market value of the stock).

(3) These amounts reflect units denominated as common stock equivalents held in deferred compensation accounts for each of the named persons under our Directors Deferred Compensation Plan or our Executive Income Deferral Program. Amounts payable under these plans to the named executive officers and other executive officers will be paid in shares of YUM common stock at termination of employment or within 60 days if the executive so elected or in the case of a non-employee director, when the non-employee director leaves the Board.

(4) Amounts include units denominated as common stock equivalents held in deferred compensation accounts which become payable in shares of YUM common stock at a time (a) other than at termination of employment or (b) after March 1, 2009. For Mr. Novak, amounts also include restricted stock units awarded in 2008.

(5) This amount includes 26,000 shares held in IRA accounts.

(6) This amount includes 600,004 shares held in a margin account.

(7) This amount includes 6,000 shares held in a trust.

(8) 179,026 of Mr. Allan's shares are pledged.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors, executive officers and persons who own more than 10% of the outstanding shares of YUM common stock to file with the SEC reports of their ownership and changes in their ownership of YUM common stock. Directors, executive officers and greater-than-ten percent shareholders are also required to furnish YUM with copies of all ownership reports they file with the SEC. To our knowledge, based solely on a review of the copies of such reports furnished to YUM and representations that no other reports were required, all of our directors and executive officers complied with all Section 16(a) filing requirements during fiscal 2008.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

YUM delivered strong performance in a challenging consumer environment in 2008. Our 2008 results again exceeded our annual target of at least 10% EPS growth and represent our seventh straight year of at least 13% growth. In 2008 we also delivered strong results on the three key measures that drive long-term shareholder value. First, we delivered worldwide system same-store-sales growth of 3%, which marks our 8th straight year of worldwide system same-store-sales growth. Second, we opened a record 1,495 units internationally, remaining the leading developer of new units outside the U.S. Third, we reinforced our position as an industry leader in return on invested capital by increasing our return on invested capital to 20%.

As in past years, the compensation of our executives reflects the Company's performance. We designed our executive compensation program to attract, reward and retain the talented leaders necessary to enable our Company to succeed in the highly competitive market for talent, while maximizing shareholder returns. We believe that our management team, which has been attracted, rewarded and retained through our compensation program, has been a key driver in YUM's strong performance over both the long and short term.

In this Compensation Discussion & Analysis, we discuss our executive compensation program and how it worked in 2008. Among other topics, we address the following:

- The philosophy underlying our executive compensation program (page 40)
- The objectives of our executive compensation program (page 40)
- An overview of the key elements of our executive compensation program (page 40)
- The process the compensation committee uses to set and review executive compensation (page 41)
- The alignment of our executive compensation with the Company's business and financial performance (page 41)
- The allocation between fixed and variable compensation (page 41)
- The role of our independent compensation consultant (page 41)
- The role of comparative compensation data and how we select the companies that are used to generate the comparative data (page 42)
- Team performance measures, which are used in the calculation of the annual bonus (page 45)
- Individual performance measures, which are also used in the calculation of the annual bonus (page 47)
- Our CEO's compensation (page 49)
- Our stock ownership guidelines (page 54)

Our Named Executive Officers (NEOs) for 2008:

- David C. Novak, Chairman, Chief Executive Officer and President
- Richard T. Carucci, Chief Financial Officer
- Jing-Shyh S. Su, President—China Division and Vice Chairman
- Graham D. Allan, President—Yum Restaurants International Division
- Greg Creed, President and Chief Concept Officer—Taco Bell Division U.S.

YUM's Compensation Philosophy

YUM's compensation philosophy is reviewed annually by the Compensation Committee of the Board ("the Committee").

Our philosophy is to:

- reward performance and avoid entitlement
- pay our restaurant general managers and executives like owners
- design pay programs at all levels that align team and individual performance, customer satisfaction and shareholder return
- emphasize long-term incentive compensation
- require executives to personally invest in Company stock

Objectives of YUM's Compensation Program

The objectives of our executive compensation program are to:

- attract and retain highly qualified employees through competitive compensation and benefit programs
- reward our employees for personal contributions that grow the business
- maximize shareholder returns

Proxy Statement

Key Elements of Compensation

The following table lists the key elements that generally comprise our 2008 executive compensation.

Element	Purpose	Form
Base Salary	Provide compensation for performance of primary roles and responsibilities	Cash
Performance-based annual incentive compensation	Provide incentive to drive company performance with payout based on achievement of YUM's short-term goals and other strategic objectives	Cash
Long-term incentive compensation	Motivate our executives to help us achieve our long-range performance goals that will enhance our value and, as a result, enhance the price of our stock and our shareholders' returns on their investments	Stock Appreciation Rights/Stock Options
Retirement benefits	Provide tax-advantaged means to accumulate retirement benefits	Defined Benefit Plan, Defined Contribution Plan

These elements have been in place since the Company's inception in 1997. We determine all elements of compensation annually at the same time, currently in January, to allow us to take into consideration all of the elements when decisions are made.

How Compensation Decisions Are Made

In January of each year, the Committee reviews the performance and total compensation of our CEO and Senior Leadership Team, which is comprised of the executive officers reporting to the CEO. The total compensation review includes base salary, target bonus award opportunities, and target annual long-term incentive award values. The Committee then sets each executive's compensation target for the current year. Typically, this involves establishing their base salary and annual bonus opportunities and granting long-term incentive awards. The Committee's decisions impacting our CEO are reviewed and ratified by the Board.

In making these compensation decisions, the Committee relies on the CEO's in-depth review of the performance of the Senior Leadership Team as well as competitive market information. Compensation decisions are ultimately made by the Committee using its judgment, focusing primarily on the executive officer's performance against his or her financial and strategic objectives, as well as YUM's overall performance. The Committee also considers a variety of qualitative factors, including the business environment in which the results were achieved.

Alignment between Compensation and Company Performance

As noted above, a key objective of our compensation program is to maximize shareholder returns. Our incentive programs are designed to reinforce our pay-for-performance philosophy by aligning the payouts with the results of the Company's business and financial performance. These incentives, which constitute a significant portion of total compensation, consist of annual incentive compensation, which is short-term in nature, and stock option/stock appreciation rights, which have a longer-term focus. These pay elements are discussed in more detail below.

There is no pre-established policy or target for the allocation between either cash and non-cash or short-term and long-term incentive compensation. The Committee reviews information provided by management in the case of Senior Leadership Team members other than our CEO, and Hewitt Associates in the case of our CEO, to determine the appropriate level and mix of incentive compensation. Historically, and in fiscal 2008, the Committee granted a majority of total compensation to our executive officers in the form of short-term and long-term incentive compensation.

Allocation between Fixed and Variable Compensation

For our NEOs (other than the CEO), in 2008 the Committee adopted guidelines for total compensation targeted at 30% fixed and 70% variable, in other words, at risk. Fixed compensation is comprised of base salary, while variable compensation is comprised of annual incentives and long-term incentive compensation.

Role of Independent Consultant

The Compensation Committee's charter states that the Committee may retain outside compensation consultants, lawyers or other advisors. Since 2005, the Compensation Committee has retained an independent consultant, Hewitt Associates, Inc., to advise it on certain compensation matters. For 2008, the Compensation Committee told Hewitt that:

- they were to act independently of management and at the direction of the Compensation Committee,
- their ongoing engagement would be determined by the Compensation Committee,
- they were to inform the Compensation Committee of relevant trends and regulatory developments,
- they were to provide compensation comparisons based on information that is derived from comparable businesses of a similar size to us with respect to compensation of the chief executive

officer at other companies and assist the Committee in its determination of the annual compensation package for our CEO,

- they were to review management's compensation recommendations for the Senior Leadership Team for reasonableness, and
- for 2009 pay actions, they were to provide compensation comparisons based on information that is derived from comparable businesses of a similar size to us with respect to compensation of the leadership teams (including the other NEOs) at other companies to assist management in its determination of the annual compensation package for our brand/division leadership teams.

Hewitt does not provide any other services to us, although, we do purchase Hewitt survey data for benchmarking executive and manager compensation, as described below.

Role of Comparative Compensation Data

One of the factors used by our Committee in setting executive compensation is an evaluation of how our compensation levels compare to compensation levels for similarly situated executives at companies considered to be our peers. To conduct these comparisons, on-line compensation data is obtained from two consulting firms, Towers Perrin and Hewitt Associates. This data is used as a frame of reference for establishing compensation targets for base salary, annual incentives and long-term incentives for the Senior Leadership Team below our CEO. This method is often referred to as "benchmarking."

On-line benchmarking data from the consulting firms' surveys ("survey data") reflect compensation practices of general industry companies with annual revenues which are similar to ours for our executives with Company-wide responsibilities and general industry companies with annual revenues similar in size to the relevant brand or division, for our executives with single brand or division responsibilities. The Committee believes this approach appropriately reflects the labor market for our executives.

The Committee uses a benchmark as a point of reference for measurement. Benchmarks, however, are not the determinative factor for our executives' compensation, and they do not supplant the analyses of the individual performance of the executive officers. Because the comparative compensation information is one of several factors used in the setting of executive compensation, the Committee has discretion in determining the nature and extent of its use. Further, given the limitations associated with comparative pay information for setting individual executive compensation, the Committee may elect not to use the comparative compensation information at all in the course of making specific compensation decisions.

For our named executive officers, other than our CEO, the Committee has set target percentiles for base salary, performance-based annual incentives and long-term incentives as discussed at page 43. The Committee does not set target percentiles with respect to target total compensation for our named executive officers other than our CEO (see page 50 for a discussion of Mr. Novak's target total compensation). With the exception of our CEO's compensation, we do not measure the percentile ranking of compensation actually earned since these amounts are designed, consistent with our pay-for-performance approach, to be a function of results.

Our objective is to provide pay *opportunities* to our named executive officers consistent with our pay philosophy and, correspondingly, with the market compensation for comparable positions at the benchmark companies. This is an important distinction from actual pay. Accordingly, to the extent the amount of any *actual* or *earned* element of compensation, in the case of our named executive officers other than our CEO, and the amount of the *actual* or *earned* total compensation, in the case of our CEO, varies from its targeted compensation percentile, this will be a function of performance of the individual and/or the Company.

Comparative Compensation Data—Messrs. Carucci, Su, Allan and Creed

Revenue size often correlates to some degree with the market value of compensation for senior executive positions. For companies with significant franchise operations measuring size is more complex. This is because there are added complexities and responsibilities for managing the relationships, arrangements, and overall scope of the enterprise that franchising introduces, in particular, managing product introductions, marketing, processes to drive sales growth and overall operations improvements across the entire franchise system. Accordingly, the Compensation Committee decided, based on input from Hewitt, to add 25% of franchisee and licensee sales to the Company's 2007 Company sales of $9.1 billion for purposes of determining the revenue scope for deriving the market value of various components of compensation. This means that the Company, when considering franchisee sales, is viewed as having revenues of approximately $15.2 billion. Specifically, this amount was determined by adding 2007 Company sales of $9.1 billion and 25% of franchisee and licensee sales (from which the Company derives revenues in the form of royalties) of approximately $24.4 billion. In the case of Mr. Su, the Committee determined, that due to the strategic importance of his individual contribution and the China Division's contribution to the Company, it was appropriate to select a Hewitt comparator group with significantly higher revenue.

The survey data for each NEO's job was derived from Hewitt survey data and Towers Perrin survey data and is summarized for each of our NEOs below:

	Hewitt			Towers Perrin		
	Annual Revenue Range	**Number of companies**	**Median Revenues**	**Annual Revenue Range**	**Number of companies**	**Median Revenues**
Carucci	$10-25 billion Corporate	55	$13.2 billion	$10-20 billion Corporate	64	$ 14 billion
Su	$5-10 billion Group	44	$ 7 billion	>$2 billion Group	113	$4.8 billion
Allan	$5-10 billion Group	44	$ 7 billion	>$2 billion Group	113	$4.8 billion
Creed	$2.5-5 billion Group	75	$ 3.5 billion	>$2 billion Group	113	$4.8 billion

Companies included in the Survey Data for Messrs. Carucci, Su, Allan and Creed

In accordance with SEC rules, a list of the companies included in the survey data is attached at Appendices 1 through 4. Consistent with prior years, the Committee did not consider compensation data from any specific company in the survey data.

When providing survey data for the job surveyed, the consulting firms draw data from some, but not all, of the companies in the list. This is because some companies in the group may not have a matching or similar job to the job being surveyed. The consulting firm data does not disclose the name of the companies that comprise the smaller group of companies for purposes of each job surveyed. Therefore, we disclose in Appendices 1 and 2 the names of all of the companies in the survey group and have disclosed in the table above the number of companies used and median revenues of those companies in the survey data for the job surveyed for each executive.

Targeting Compensation

For the NEOs, other than Mr. Novak, we target the elements of our compensation program as follows:

- Base salary—because NEOs are expected to make significant contributions in current and future positions and would be considered a critical loss if they left the Company, we target the 75th percentile for base salary
- Performance-based annual incentive compensation—75th percentile to emphasize superior pay for superior performance
- Long-term incentives—50th percentile

For the CEO, the Committee targets 75th percentile salary and target total cash compensation as well as 75th percentile total compensation. These benchmark values are based on target annual incentives and the grant date fair value (i.e., Black-Scholes) of long-term incentives.

2008 Executive Compensation Decisions

Base Salary

Base salary is designed to compensate our executive officers for their primary roles and responsibilities and to provide a stable level of annual compensation. Market data from the survey group was considered in determining base salary targets for named executive officers based on each executive officer's position and responsibility. An executive officer's actual salary relative to this competitive salary range varies based on the level of his or her responsibility, experience, individual performance and future potential. Specific salary increases take into account these factors and the current market for management talent. Our Compensation Committee reviews each executive officer's salary and performance annually. The Committee does not measure or review the percentile ranking of actual salary decisions.

Messrs. Su's and Allan's 2008 salary increase placed their base salaries significantly above the 75th percentile. The Committee chose to pay these two executives at this level based on the Committee's subjective assessment of the current and sustained, long-term results they have produced for the Company and the importance of their leadership in running the China and International divisions, respectively. Mr. Creed's salary was set at the 75th percentile and Mr. Carucci's salary was set near the 75th percentile for 2008.

Performance-Based Annual Incentive Compensation

Our performance-based annual incentive compensation program ("YUM Leaders' Bonus Program") is a cash-based, pay-for-performance plan that applies to over 1,200 above restaurant leaders in the Company. The principal purpose of our annual incentive compensation is to encourage and reward strong individual and team performance that drives shareholder value.

Annual incentive payments are based on the achievement of certain Company-wide or business unit financial objectives, other corporate objectives, as well as the achievement of individual performance objectives. These objectives are established, reviewed and approved by the Compensation Committee during the compensation planning period to ensure that the goals are in concert with the unique strategic issues facing the Company. The Compensation Committee reviews the objectives with the Board of Directors.

In 2008, incentive opportunities were designed to reward superior performance by providing for payments above target for superior performance, with no payment unless a threshold percentage of the goal was achieved. Each executive officer's annual incentive compensation depends on the degree to which the company achieves its business and financial goals and the degree to which each executive officer meets his or her individual goals. We believe this aligns our executive officers' interests with the Company's interests, and motivates our executive officers to meet their goals and ensure that the Company meets its financial, operational and strategic objectives.

The formula for our annual incentive compensation is as follows:

Base Salary × Annual Target Bonus Percentage × Team Performance Factor × Individual Performance Factor = Bonus Payout Award

The minimum team performance factor is 0% and the maximum is 200%. The minimum individual performance factor is 0% and the maximum is 150%. The combined impact of the team performance factor and individual performance factor produces a potential range for total annual bonus of 0 - 300% of the target award. Applying these ranges under the YUM! Leaders' Bonus Program to the named executive officer's 2008 salaries determined the threshold, target and maximum awards potential under the program for 2008, which are reported in dollars in the Grants of Plan-Based Awards table on page 63.

A detailed description of how team and individual performance factors are determined and measured can be found below under the heading "Performance Factors."

Annual Target Bonus Percentage. The philosophy for our annual incentive compensation is to target the Annual Target Bonus Percentage at the 75th percentile of the companies in the survey data. In addition to the survey data, these targets were derived by the Compensation Committee's consideration of an executive's performance, tenure in position, the compensation of the executive's peers within the Company and the executives' expected contribution to the Company. The "Annual Target Bonus Percentage" for each named executive officer for 2008 was:

David C. Novak	Richard T. Carucci	Jing-Shyh S. Su	Graham D. Allan	Greg Creed
150%	90%	115%	115%	85%

The Committee increased the 2008 target bonus percentage for Messrs. Carucci and Creed by 5 percentage points and Messrs. Su and Allan by 25 percentage points.

The Committee noted the 2008 target bonus opportunities, when compared to the survey data, were significantly above the 75th percentile for Messrs. Su and Allan and below the 75th percentile for Messrs. Creed and Carucci. The Committee did not consider the actual percentile above or below the 75th percentile when making its final target bonus percentages decision. Rather, it considered the strong performance of Messrs. Su and Allan in continuing to lead their respective divisions of YUM and determined that an increase in the target bonus percentage was appropriate. In particular, the Committee determined that significant increases in target bonus percentage for Messrs. Su and Allan were warranted given their current and expected performance and strategic position of their divisions in the growth of the company. Mr. Carucci's and Mr. Creed's target bonus increases recognized their strong performance and kept pace with increases in comparative data.

Performance Factors. To determine the performance factors for each NEO, the Committee reviews actual performance against pre-established consolidated or relevant operating Company measures and targets ("Team Performance Factor") and individual performance measures and targets ("Individual Performance Factor").

Team Performance Factor. For 2008, the Compensation Committee determined each executive's Team Performance Measure and Team Performance Target, based on recommendations from management. Consistent with prior years, the Compensation Committee established the business team performance measures, targets and relative weights and reviewed actual performance against these measures and targets as set forth in the chart below for the NEOs. The targets were developed through the Company's annual financial planning process, in which we assessed historical performance, the future operating environment, and profit growth initiatives and built projections of anticipated results. These projections include profit growth to achieve our earnings per share growth target of 10%. Brand and division targets may be adjusted during the year when doing so is consistent with the objectives and intent at the time the targets were originally set. In 2008, brand and division operating profit growth targets were adjusted to reflect certain YUM approved investments and restaurant divestitures.

We believe these measures and targets are key factors to drive individual and team performance, which will result in increased shareholder value over the long term. These measures are designed to align employee goals with the Company's individual brands' and divisions' current year objectives to grow earnings and sales, develop new restaurants and increase customer satisfaction. The measures also serve as effective motivation because they are easy to track and clearly understood by employees. When setting targets for each specific Team Performance Measure, the Company takes into account overall business goals and structures the target to motivate achievement of desired performance consistent with broader shareholder commitments such as earnings per share growth, ROIC and cash flow. The targets are the same that we disclose from time to time to our investors and may be slightly above or below disclosed guidance when determined by our Compensation Committee to be appropriate. A leverage formula for each Team Performance Measure magnifies the potential impact that performance above or below the target will have on the calculation of annual incentive compensation. This leverage increases the financial incentive for employees to exceed their targets and reduces payouts when the Team Performance Measure is not reached.

Division operating profit growth is based on actual year over year growth and is adjusted to exclude the impact of any foreign currency translation. For Messrs. Novak and Carucci the operating profit growth goal was the weighted average profit growth of our U.S. Brands, the China Division and the International Division. (For 2008, the Committee, in Mr. Novak's and Carucci's case, began using weighted average of operating profit Team Performance Measure in place of earnings per share because it provided a better measure of executive performance in light of our strategy to refranchise restaurants.) In the case of system sales growth, we include the results of all restaurants, including Company-owned, franchised and licensed restaurants and it is based on year over year growth and adjusted to exclude the impact of any foreign currency translation. Development is measured based on system net builds for Messrs. Novak and Carucci, system gross new builds for the China Division, system net new builds for the International Division and the impact of development on system sales for the Taco Bell U.S. brand. In the case of customer satisfaction, the performance target represents the percentage of total system stores that must achieve a 100% customer satisfaction score. For Messrs. Novak and Carucci, the customer satisfaction goal was the weighted average score of our U.S. Brands, the China Division and the International Division.

During 2008, the Committee undertook an in-depth review of the process for setting the targets and leverage formula for each specific Team Performance Measure. As a result of this review, the Committee determined that the process for setting targets and the leverage formula was rigorous and consistent with the Company's process for building projections of anticipated results and, therefore, did not require modification. The Committee and the Company did adjust, for future years, the leverage formula for below target performance resulting in higher threshold performance for profit, sales and development. This change reinforces our pay for performance philosophy and provides an appropriate level of downside risk.

The team performance targets, actual team performance, team performance weights and team performance factor for each measure are set forth below for the NEOs.

2008 Annual Incentive Compensation Team Performance (TP) Factor Calculation

NEO	TP Measures	TP Target	TP Actual	TP based on leverage formula	TP Weight	TP Factor After Applying Weights
Novak and Carucci	Worldwide Profit Growth (Before Tax)	Weighted Average of Divisions Performance		90	50%	45
	System Sales Growth	5.2%	6.6%	197	20%	39
	System Net New Restaurant Builds	680	884	200	20%	40
	System Customer Satisfaction	Weighted Average of Divisions Performance		139	10%	14
	Total Weighted TP Factor					**138**

Su	Division Operating Profit Growth	18.0%	14.0%	60	50%	30
	System Sales Growth	19.0%	20.5%	134	20%	27
	System Gross New Builds	450	571	200	20%	40
	System Customer Satisfaction	68.0%	71.4%	150	10%	15
	Total Weighted TP Factor					**112**
	75% Division/25% Yum TP Factor					**119**
	Chairman's Incentive—Additional Points					**10**
	Final TP Factor					**129**
	Chairman's Incentive of 10 additional percentage bonus points was awarded to the China Division for their leadership of the system in achieving breakthrough results					
Allan	Division Operating Profit Growth	8.0%	8.0%	100	50%	50
	System Sales Growth	5.0%	8.2%	200	20%	40
	System Net Builds	430	573	200	20%	40
	System Customer Satisfaction	38.0%	43.2%	200	10%	20
	Total Weighted TP Factor					**150**
	75% Division/25% Yum TP Factor					**147**
Creed	Brand Operating Profit Growth	5.0%	7.6%	126	50%	63
	System Same Store Sales Growth	2.0%	8.5%	200	20%	40
	Development Contribution to System Sales	2.6%	1.9%	36	20%	7
	System Customer Satisfaction	85.0%	83.5%	82	10%	8
	Total Weighted TP Factor					**118**
	75% Division/25% Yum TP Factor					**123**

Individual Performance Factor. Each NEOs Individual Performance Factor is determined by the Committee based upon their subjective determination of the NEOs individual performance for the year, including consideration of specific objective individual performance goals set at the beginning of the year. As described above, our Chairman, CEO and President, Mr. Novak, provides the Compensation Committee with his evaluation of each of the other named executive officers' performance and recommends an Individual Performance Factor to the Committee.

For Mr. Carucci, the Compensation Committee determined that his overall individual performance for 2008 was above target based upon strong earnings per share growth, system sales growth and net new restaurants. In addition, the Committee considered that, while the U.S. business missed its profit targets, under Mr. Carucci's leadership the Company refranchised 700 units in a difficult macro environment, the stock outperformed the S&P 500 for 2008 and the Company restructured its U .S. above store workforce. Based on this performance, the Committee approved a 135 Individual Performance Factor for Mr. Carucci.

For Mr. Su, the Compensation Committee determined that his overall individual performance for 2008 was significantly above target based upon the China Division significantly surpassing its system sales growth and development plans, as well as Mr. Su's strong leadership in managing the China business through commodity inflation and the impact of the slowing macro economic environment, managing vendor relationships to increase poultry capacity to meet increased demand and the introduction of successful new products. Based on this performance, the Committee approved a 140 Individual Performance Factor for Mr. Su.

For Mr. Allan, the Compensation Committee determined that his overall individual performance for 2008 was significantly above target based upon the International Division meeting profit plan, and exceeding system sales growth, development targets and customer service measures, as well as Mr. Allan's strong leadership in developing marketing calendars, tests of new products in key markets and work completed on launch of Taco Bell internationally. Based on this performance, the committee approved a 150 Individual Performance Factor for Mr. Allan.

For Mr. Creed, the Compensation Committee determined that his overall individual performance for 2008 was significantly above target based upon Taco Bell US exceeding its profit plan and system sales growth measure, as well as Mr. Creed's strong leadership in implementing the Why Pay More strategy, improved transaction growth, implementation of new products and pipeline development. Based on this performance, the Committee approved a 140 Individual Performance Factor for Mr. Creed.

Application of Annual Incentive Program Formula to Named Executive Officers

Based on the Committee's determinations as described above, the following table sets forth the annual incentive formula and the calculation of annual incentive for each NEO.

Formula:	**Base Salary**	×	**Annual Bonus Target %**	×	**Team Performance Factor**	×	**Individual Performance Factor**	=	**Bonus Award**
					Minimum—0%		Minimum—0%		Minimum—0%
					Maximum—200%		Maximum—150%		Maximum—300%
Novak	$1,400,000	×	150%	×	138%	×	140%	=	$4,057,200
Carucci	$675,000	×	90%	×	138%	×	135%	=	$1,131,773
Allan	$775,000	×	115%	×	147%	×	150%	=	$1,965,206
Su	$775,000	×	115%	×	129%	×	140%	=	$1,609,598
Creed	$620,000	×	85%	×	123%	×	140%	=	$907,494

Note: Messrs. Allan, Su and Creed's team performance factor is based on 75% of their Division team performance factor and 25% of the consolidated team performance factor.

Long-term Incentive Compensation

The principal purpose of our long-term incentive compensation program ("LTI Plan") is to motivate our executives to help us achieve our long-range performance goals that will enhance our value and, as a result, enhance the price of our stock and our shareholders' returns on their investments. The long-term incentive philosophy is to target the 50th percentile of the companies in the survey data for executives (other than our CEO) who are achieving their ownership guidelines.

Under our long-term incentive ("LTI") Plan, our executive officers are awarded long-term incentives in the form of non-qualified stock options or stock settled stock appreciation rights ("SARs"). The type of award granted is based upon the executives' local tax jurisdiction. Each year the Committee reviews the mix of long-term incentives to determine if it is appropriate to continue using 100% stock options and SARs as the long-term incentive vehicle. The Committee has chosen to use stock options and SARs because they emphasize YUM's focus on long-term growth, they reward employees only if the stock price goes up and they align Restaurant General Managers and senior management on the same equity incentive program. Long-term incentive award ranges are established based upon the survey data. In general, our stock options and SARs have ten-year terms and vest 25% per year over four years.

For each named executive officer other than Mr. Novak, the 2008 Stock Option/SARs grant was awarded based on the individual's achievement of his stock ownership guidelines and the Compensation Committee's subjective assessment of each executive's performance and consideration of the survey data. The Committee based its assessment on factors considered with respect to the evaluation of Messrs. Carucci's, Su's, Allan's, and Creed's individual and team performance as noted at pages 45-48 as well as their expected contributions in future years. The Committee did not assign a weight to any particular item.

Based on this assessment for 2008, Messrs. Carucci and Creed received a stock appreciation rights grant and Mr. Su received a stock option grant at the 50th percentile of the survey data. Mr. Allan received a stock appreciation rights grant above the 50th percentile of the survey data. Each SAR and Stock Option was granted at the closing market price of the underlying YUM common stock on the date of grant. As with other elements of compensation, the Committee does not measure or review the percentile ranking of actual long-term incentive compensation.

Mr. Novak's long-term incentive compensation is discussed on page 50.

From time to time and in addition to the regular annual grant, Chairman's Award stock option or SAR grants are made to selected employees in recognition of superlative performance and extraordinary impact on business results. In the case of employees below the Senior Leadership Team Level, these awards are made at the discretion of the CEO. Awards to executives on the Senior Leadership Team must be approved by the Compensation Committee. These SARs or stock options may vest in their entirety after four or five years or 25% per year over four years. In 2008, in addition to their regular grants, Mr. Su received a Chairman's Award grant of stock options with a fair value of $2.9 million and Mr. Carucci received a Chairman's Award grant of stock appreciation rights with a fair value of $1.5 million. Mr. Su's award was based on the Committee's subjective assessment of the continued strong performance of the China Division in 2007 and his position as a senior leader in the Company. Mr. Carucci's award was based on the consistently superior financial performance of the Company in the areas of total shareholder return, return on net assets, EPS growth and operating income growth under his leadership.

How we Compensate our Chief Executive Officer

Comparative Compensation Data—Mr. Novak

In reviewing and setting 2008 compensation for Mr. Novak, the Committee used data from Hewitt Associates for a select group of nondurable consumer products companies as this group represented the best market reference point, noting that the median annual revenues for the group was $15.2 billion compared to the Company revenues of $15.2 billion (as adjusted to consider franchisee sales as described on page 43). Hewitt Associates provided a comprehensive review for the Compensation Committee using data from this peer group. The companies comprising this nondurable consumer products group are:

Albertsons Inc.
Anheuser-Busch Companies, Inc.
AutoNation, Inc.
AutoZone, Inc.
Avon Products, Inc.
Blockbuster Inc.
CDW Corporation
The Coca-Cola Company
Colgate-Palmolive Company
CVS Corporation
Darden Restaurants, Inc.
Dollar General Corporation
Federated Department
The Gap, Inc.
General Mills, Inc.
J.C. Penney Company, Inc.
Kellogg Company
Kimberly-Clark Corporation
Kohl's Corporation
Limited Brands
Lowe's Companies, Inc.
Marriott International, Inc.
Mars, Incorporated
McDonald's Corporation
Meijer, Inc.
Office Depot
OfficeMax Incorporated
PepsiCo, Inc.
Staples, Inc.
Walgreen Co.

Mr. Novak's Compensation

Each year, our Board, under the leadership of the Compensation Committee Chairperson, conducts an evaluation of the performance of our CEO, David Novak. This evaluation includes a review of his:

- leadership pertaining to business execution and the achievement of business results
- leadership in the development and implementation of Company strategies
- development of diversity and management talent

In setting compensation for 2008, the Committee considered the historical performance of the Company since its inception, noting that Mr. Novak had been President for each of those years, CEO since 2000 and Chairman since 2001. The Committee noted that for the prior nine, five and one year periods, the Company had on average performed very strongly versus the nondurable consumer products peer group in terms of total shareholder return (top quartile), return on net assets (top quartile), earnings per share growth (top 50%) and operating income growth (top 50%). Based on this sustained strong performance, the Committee determined that Mr. Novak's target total compensation for 2008 should be set near or at the 75th percentile as compared to the compensation of chief executives in the peer group.

Based on this analysis, the Committee approved the following compensation for 2008:

Salary	**$1,400,000**
Target Bonus Percentage	**150%**
Grant Date Economic Value of 2008 LTI Award:	
Stock Appreciation Rights	**$4,160,000**
RSUs—Deferral of Bonus	**$1,580,964**
RSUs—Retention Award	**$7,000,000**

After the adjustments described below, the Committee noted that the total target compensation for Mr. Novak was at the 72nd percentile of the CEO peer group.

Proxy Statement

The Compensation Committee approved a 2008 salary increase for Mr. Novak of 6% effective January 29, 2008, adjusting his base salary to $1,400,000. The Committee also approved a ten percentage point increase in his target bonus percentage. The Compensation Committee approved these salary and target bonus percentage increases based on its desire to compensate him near the 75th percentile for total compensation and their subjective assessment of Mr. Novak's demonstrated strong and effective performance in 2007. The Committee structured this compensation in line with Yum's pay for performance philosophy of rewarding performance by increasing his target bonus percentage and making more of the additional compensation at risk.

In January 2008, the Committee approved the grant date value of the long-term incentive award having a value of $5.74 million. This award was comprised of SARs with a value of $4.16 million, and restricted stock units under the deferral plan with a value of $1.58 million. This award reflected the Compensation Committee's subjective determination that, based on his strong performance in 2007 and the sustained performance of the Company (without assigning any weight to any particular item), he should receive a long-term incentive award consistent with their desire to compensate Mr. Novak at the 75th percentile for total compensation. In making this determination, the Committee noted that Mr. Novak elected to defer 100% of his 2007 annual incentive payment, which was otherwise payable in the first quarter of 2008. As a result of this deferral, Mr. Novak received a matching contribution of phantom shares (referred to as RSUs) equal in value to 33% of the number of RSUs he received upon deferral of his bonus. The portion of the deferral attributable to the matching contribution, $1.58 million, was considered by the Compensation Committee in the assessment of Mr. Novak's long-term incentive compensation versus the market and in the determination of his SARs award for 2008. Specifically (as noted above), the Committee determined that the value of Mr. Novak's total long-term incentive award should be $5.74 million. After taking into consideration the matching contributions attributable to the deferral of his 2007 annual incentive payment, this resulted in awarding a SARs award with a value of $4.16 million ($5.74 million less $1.58 million).

At the conclusion of 2008, the Committee determined Mr. Novak earned an annual incentive award payment for 2008 performance of $4,057,200. For 2008, the Compensation Committee established

Mr. Novak's Team Performance Factor measures and targets as set forth on page 45. The Compensation Committee determined that the Company's actual performance against these criteria and goals produced a Team Performance Factor of 138. Refer to page 46 for information on how this Team Performance Factor was determined.

For purposes of determining Mr. Novak's Individual Performance Factor, the Compensation Committee considered the following pre-established individual criteria:

- Earnings Per Share Growth
- Return on Invested Capital
- Development of Permanent Sales Layers
- International Restaurant Development
- Restaurant Operations and Marketing Improvements
- Same Store Sales Growth
- U.S. Profit Growth
- Customer Satisfaction
- Diversity and Talent Management

The Compensation Committee determined that Mr. Novak attained or exceeded all goals within each of these criteria, except for overall U.S profit growth. In addition, the Compensation Committee noted that that the Company's EPS growth exceeded its target of 10% for seven straight years, that the Company's total shareholder return ranked in the top quartile of its peer group for 2 of the last 3 years, and that the new sales layers at the Pizza Hut and Taco Bell brands had performed well. The Committee also noted that development targets were exceeded in the China and International Divisions and that the Company continued to drive the culture and develop leaders. Based on this individual performance, the Committee awarded Mr. Novak an Individual Performance Factor of 140.

After determination of the Team Performance Factor and Individual Performance Factor, Mr. Novak's annual incentive was calculated as shown on page 48.

The Committee noted that over the last ten years Mr. Novak has accumulated approximately 2 million RSUs solely through the *voluntary* deferral of his annual incentives totaling approximately $24 million and that these RSUs had an aggregate value in excess of $60 million as of the end of 2008. These RSUs are payable only in YUM common stock and are not payable until after Mr. Novak leaves the Company. Through the deferral program, Mr. Novak's ownership of these RSUs aligns his compensation with achievement of YUM's long-term financial and strategic objectives and the creation of shareholder value. Mr. Novak's deferral of his annual incentives, which will not be distributed until after he retires, drives long-term decision making, further aligning his interests with those of the shareholders.

During 2004, the Compensation Committee approved an employment agreement for Mr. Novak that expired on October 31, 2007. In January of 2008, the Committee approved a retention award based on Mr. Novak's strong leadership over the preceding ten years, the Company's performance during that time period, and to help ensure his continued leadership over at least the following four years. The retention award was a grant of 187,398 restricted stock units. The award vests after four years and has an economic value of $7 million. The award will be paid to Mr. Novak in shares of YUM common stock six months following his retirement provided that he does not leave the Company before the award vests. Since this award was intended as an incentive to retain Mr. Novak for at least four more years and as special recognition for the Company's superior performance under his leadership, it was not considered by the Committee in determining Mr. Novak's 2008 compensation.

While the Compensation Committee did not specifically discuss why Mr. Novak's compensation exceeds that of other named executive officers, it does review every year, as part of its process for setting compensation described beginning on page 41, data from consultants which substantiates on a comparative basis this difference in target compensation. This comparative market data analyzed over several years supports the differences in salary, long term incentive and annual incentive payment.

Other Benefits

Deferral of Annual Incentive into LTI

In keeping with the Company's emphasis on executive stock ownership, executives have the opportunity to defer all or a portion of their annual incentive compensation and acquire phantom shares (referred to as restricted stock units or "RSUs") of YUM common stock under the Company's Executive Income Deferral ("EID") Program. Executives deferring their annual incentive receive an additional number of RSUs ("matching RSUs") equal to 33% of the RSUs received at the time of deferral. All RSUs received will be forfeited if the participating executive voluntarily leaves the Company within two years following the deferral. Under the EID Program, once an employee reaches age 55 with 10 years of service, the forfeiture provisions are less onerous: (1) the employee is not subject to a two year risk of forfeiture with respect to any annual incentive deferred and (2) the portion of the deferral attributable to the matching RSUs vests ratably over one year. In 2008, Messrs. Novak and Su attained age 55 with 10 years of service, and their deferrals became subject to these forfeiture rules. This and other features of the EID Program are described in more detail beginning at page 71.

The number of RSUs that each named executive officer received by deferring his 2008 annual incentive is set forth on page 63 under the Grants of Plan-Based Awards table. The value of these RSUs (including the matching RSUs portion) is also included in footnote 4 under the Summary Compensation Table on page 59. The value of 2008 annual incentive deferred into the Company's EID Program is not included in the Nonqualified Deferred Compensation Table on page 73. This is because that table reports deferred compensation as of December 31, 2008 and the 2008 annual incentive is not awarded (and therefore deferred) until January 2009.

Beginning with the 2009 bonus deferrals, the two year risk of forfeiture guidelines will apply to all executives regardless of age and years of service. Additionally, the CEO, CFO and Brand/Division Presidents will no longer be eligible to receive the 33% match in Yum stock on their bonus deferrals. For these executives, the Committee approved a Performance Share Plan that will payout shares of Company stock based on the 3 year compound annual growth rate of the Company's earnings per share.

Retirement Benefits

We offer competitive retirement benefits through the YUM! Brands Retirement Plan and the YUM! Brands, Inc. Pension Equalization Plan for employees at all levels who meet the eligibility requirements. These are broad-based plans designed to provide a retirement benefit based on years of service with the Company and average annual earnings. The annual benefit payable under these plans to U.S.-based employees hired prior to October 1, 2001 is discussed following the Pension Benefits Table on page 67. This benefit is designed to provide income replacement of approximately 40% of salary and annual incentive compensation (less the company's contribution to social security on behalf of the employee) for employees with 20 years of service who retire after age 62.

The annual accrual for each NEO is set forth on page 59, under the Summary Compensation Table, and the actual projected benefit at termination is set forth on page 67, under the Pension Benefits Table.

Medical, Dental, Life Insurance and Disability Coverage

We also provide other benefits such as medical, dental, life insurance and disability coverage to each named executive officer through benefits plans, which are also provided to all eligible U.S.-based salaried employees. Eligible employees, including the named executive officers, can purchase additional life, dependent life and accidental death and dismemberment coverage as part of their employee benefits package. Except for the imputed value of life insurance premiums, the value of these benefits is not included in the Summary Compensation Table since they are made available on a Company-wide basis to all U.S. based salaried employees.

Perquisites

We provide perquisites to our executives as described below. The value of these perquisites are included in the Summary Compensation Table in the column headed "All Other Compensation", and they are described in greater detail in the All Other Compensation Table. Perquisites have been provided since the Company's inception and the Committee has chosen to continue them each year. Some perquisites are provided to ensure the safety of the executive. In the case of foreign assignment, tax equalization is provided to equalize different tax rates between the executive's home country and work country.

For Senior Leadership Team members below the CEO, we pay for a country club membership and provide up to $7,500 perquisite allowance annually. If the executive does not elect a country club membership, the perquisite allowance is increased to $11,500 annually. We also provide an annual car allowance of $27,500 and an annual physical examination.

Our CEO does not receive these perquisites or allowances. However, Mr. Novak is required to use the Company aircraft for personal as well as business travel pursuant to the Company's executive security program established by the Board of Directors. The Board's security program also covers Mrs. Novak. In this regard, the Board of Directors noted that from time to time, Mr. Novak has been physically assaulted while traveling and he and his family have received letters and calls at his home from people around the globe with various special interests, establishing both an invasion of privacy and implicit or explicit threats. The Board has considered this enough of a concern to require security for Mr. Novak, including the use of the corporate aircraft for personal travel. Other executives may use corporate aircraft for personal use with the prior approval of Mr. Novak. (In 2008, the other NEOs did not use corporate aircraft for personal use.) In addition, depending on seat availability, family members of executive officers may travel on the Company aircraft to accompany executives who are traveling on business. There is no incremental cost to the Company for these trips. The incremental cost of the personal use by Mr. Novak is reported on page 62. We do not gross up for taxes on the personal use of the company aircraft. We also pay for the cost of the transmission of home security information from Mr. Novak's home to our security department and that incremental cost is reflected in the "Other" column of the All Other Compensation Table.

In the case of Mr. Su, he receives several perquisites related to his overseas assignment. These perquisites were part of his original compensation package and the Compensation Committee has elected to continue to provide them. The amount of these perquisites is reported on page 62. Mr. Su's agreement provides that the following will be provided: annual foreign service premium; local social club dues; car; housing, commodities, and utilities allowances; tax preparation services, tax equalization to the United States for salary and bonus; and tax equalization to Hong Kong (up to a maximum of $5 million) with respect to income attributable to certain stock option and SAR exercises and to distributions of deferred income. When Mr. Su retires from the Company, he will be required to reimburse the Company for the tax reimbursements for certain stock option and SARs exercises, if any, made within six months of his retirement.

Review of Total Compensation

We intend to continue our strategy of compensating our executives through programs that emphasize performance-based compensation. To that end, executive compensation through annual incentives and stock appreciation rights/stock option grants is tied directly to our performance and is structured to ensure that there is an appropriate balance between our financial performance and shareholder return. The Compensation Committee reviewed each element of compensation and believes that the compensation was reasonable in its totality. In addition, the Committee believes that various elements of this program effectively achieve the objective of aligning compensation with performance measures that are directly related to the Company's financial goals and creation of shareholder value without encouraging executives to take unnecessary and excessive risks.

Before finalizing compensation actions with regard to our CEO, the Compensation Committee took into consideration all elements of compensation accruing to Mr. Novak in 2008. These elements included salary, annual incentive award, and long-term incentive awards. Total compensation for each of the named executive officers was reviewed by the Compensation Committee for 2008. Before finalizing compensation for 2008, the Compensation Committee considered each named executive officer's salary, annual incentive award, stock appreciation rights awards, value of outstanding equity awards (vested and unvested), lump sum value of pension at retirement and gains realized from exercising stock options. The Compensation Committee will continue to review total compensation at least once a year.

YUM's Executive Stock Ownership Guidelines

The Committee has established stock ownership guidelines for our top 600 employees. Our Chief Executive Officer is required to own 336,000 shares of YUM stock or stock equivalents (approximately seven times his base salary). Senior Leadership Team members (other than Mr. Novak) are expected to attain their ownership targets, equivalent in value to two to three times their current annual base salary depending upon their positions, within five years from the time the established targets become applicable. Each named executive officer's ownership requirement was increased from 24,000 to 50,000 shares for 2008. If an executive does not meet his or her ownership guideline, he or she is not eligible for a grant under the LTI Plan. In 2008, all Senior Leadership Team members and all other employees subject to guidelines met or exceeded their ownership guidelines.

	Ownership Guidelines	Shares and RSUs Owned by NEO(1)	Value of Shares/RSUs Owned as Multiple of Salary(2)
Novak	336,000	2,030,190	43
Carucci	50,000	123,389	5
Allan	50,000	334,214	13
Su	50,000	290,358	11
Creed	50,000	71,046	3

(1) Calculated as of December 31, 2008 and represents shares owned outright by the NEO and RSUs acquired under the Company's executive income deferral program.

(2) Assumes Yum stock price of $30.00.

YUM's Stock Option and Stock Appreciation Rights Granting Practices

Historically, we have always awarded non-qualified stock option and stock appreciation rights grants annually at the Compensation Committee's January meeting. This meeting date is set by the Board of Directors more than 6 months prior to the actual meeting. Beginning with the 2009 grant, the Committee set the annual grant date as the 2nd business day after the Q4 earnings release. We do not backdate options or grant options retroactively. In addition, we do not time such grants in coordination with our possession or release of material, non-public or other information.

We make grants at the same time other elements of annual compensation are determined so that we can consider all elements of compensation in making the grants. Pursuant to the terms of our LTI Plan, the exercise price is set as the closing price on the date of grant. We make these grants to NEOs at the same time they are granted to the other approximately 700 above restaurant leaders of our Company who are eligible for stock option and stock appreciation rights grants.

Management recommends the awards to be made pursuant to our LTI Plan to the Compensation Committee. While the Compensation Committee gives significant weight to management recommendations concerning grants to Senior Leadership Team members (other than the CEO), the Compensation Committee makes the determination whether and to whom to issue grants and determines the amount of the grant. The Board of Directors has delegated to Mr. Novak and Anne Byerlein, our Chief People Officer, the ability to make grants to employees who are not Senior Leadership Team members and whose grant is less than approximately 33,000 options or appreciation rights annually. In the case of these grants, the Committee sets all the terms of each award, except the actual number of stock appreciation rights or options, which are determined by Mr. Novak and Ms. Byerlein pursuant to guidelines approved by the Compensation Committee in January of each year.

Grants may also be made on other dates that the Board of Directors meets. These grants generally are Chairman's Awards, which are made in recognition of superlative performance and extraordinary impact on business results. Over the last 4 years, we have averaged 12 Chairman's Award grants per year outside of the January time frame, and in most cases these grants have been awarded to employees below the Senior Leadership Team level. In 2008, we made 12 Chairman's Award grants.

Payments upon Termination of Employment

The Company does not have agreements concerning payments upon termination of employment except in the case of a change in control of the Company. The terms of these change of control agreements are described beginning on page 73. The Committee believes these are appropriate agreements for retaining executives to preserve shareholder value in case of a threatened change in control. The Committee does not review these agreements or other aspects of the Company's change in control program every year.

The Company's change in control agreements, in general, pay, in case of an executive's termination of employment for other than cause within two years of the change in control, a benefit of two times salary and bonus and provide for a tax gross-up in case of any excise tax. In addition, unvested stock options and stock appreciation rights vest upon a change of control (as fully described under "Change in Control" beginning on page 75). Other benefits (i.e., bonus, severance payments and outplacement) generally require a change in control, followed by a termination of an executive's employment. In adopting the so-called "single" trigger treatment for equity awards, the Company is guided by:

- keeping employees relatively whole for a reasonable period but avoiding creating a "windfall"
  - ensuring that ongoing employees are treated the same as terminated employees with respect to outstanding equity awards
  - providing employees with the same opportunities as shareholders, who are free to sell their equity at the time of the change in control event and thereby realize the value created at the time of the deal

    - the Company that made the original equity grant may no longer exist after a change in control and employees should not be required to have the fate of their outstanding equity tied to the new company's future success

- supporting the compelling business need to retain key employees during uncertain times
    - providing a powerful retention device during change in control discussions, especially for more senior executives whose equity awards represents a significant portion of their total pay package
    - a double trigger on equity awards provides no certainty of what will happen when the transaction closes

As shown under "Change in Control" beginning on page 75, the Company will provide tax gross-ups for the named executive officers for any excise taxes due under Section 4999 of the Internal Revenue Code. The effects of Section 4999 generally are unpredictable and can have widely divergent and unexpected effects based on an executive's personal compensation history. Therefore, to provide an equal level of benefit across individuals without regard to the effect of the excise tax, the Company and Compensation Committee continue to believe that Section 4999 tax gross-up payments are appropriate for the Company's most senior executives.

The Company does provide for pension and life insurance benefits in case of retirement as described beginning at page 74 and the continued ability to exercise options in case of retirement. Vesting of RSUs under the EID program accelerates once an employee reaches age 55 with 10 years of service. The Committee does not specifically consider the change in control benefits or any of these other benefits in determining each named executive officers other compensation elements, although the Committee is aware of these items of compensation when making annual compensation decisions. With respect to consideration of how these benefits fit into the overall compensation policy, the change of control benefits are reviewed from time to time by the Committee for competitiveness. When last reviewed by the Committee in 2006, its independent consultant indicated that these benefits generally fall below the average for companies of our size and, therefore, fall within (and arguably under) the competitive norm. As noted above, the Committee believes the benefits provided in case of a change in control are appropriate and are consistent with the policy of attracting and retaining highly qualified employees.

In analyzing the reasonableness of these change in control benefits, the Committee chose not to consider wealth accumulation of the executives (although this information was provided to the Committee) in determining whether these benefits should be provided. This is because, if properly designed, the Committee believes a change in control program protects shareholder interests by enhancing employee focus during rumored or actual change in control activity through:

- incentives to remain with the Company despite uncertainties while a transaction is under consideration or pending
- assurance of severance and benefits for terminated employees
- access to equity components of total compensation after a change in control

Future Severance Agreement Policy

As recommended by shareholders in 2007, the Committee approved a new policy in 2007 to limit future severance agreements with our executives. The Committee adopted a policy under which the Company will seek shareholder approval for future severance payments to a named executive officer if such payments would exceed 2.99 times the sum of (a) the named executive officer's annual base salary as in effect immediately prior to termination of employment; and (b) the highest annual bonus awarded to the named executive officer by the Company in any of the Company's three full fiscal years immediately preceding the fiscal year in which termination of employment occurs or, if higher, the executive's target bonus. Certain types of payments are excluded from this policy, such as amounts payable under arrangements that apply to classes of employees other than the named executive officers or that predate the implementation of the policy, as well as any payment that the Committee determines is a reasonable settlement of a claim that could be made by the named executive officer.

Recoupment Policy

In 2009, the Compensation Committee adopted a Compensation Recovery Policy for stock awards and annual incentives awarded after 2008. Pursuant to this policy, executive officers (including the NEOs) may be required to return compensation paid based on financial results that were later restated. This policy applies only if the executive officers engaged in knowing misconduct that contributed to the need for a material restatement, or contributed to the use of inaccurate metrics in the calculation of incentive compensation. Under this policy, when the Board determines in its sole discretion that recovery of compensation was appropriate, the Company could require repayment of all or a portion of any bonus, incentive payment, equity-based award or other compensation, to the fullest extent permitted by law.

Deductibility of Executive Compensation

This provision of Section 162(m) of the Internal Revenue Code limits the tax deduction for compensation in excess of one million dollars paid to certain executive officers. However, performance-based compensation is excluded from the limit so long as it meets certain requirements. The Compensation Committee believes that the annual incentive awards and stock option and stock appreciation rights grants satisfy the requirements for exemption under the Internal Revenue Code Section 162(m). Payments made under these plans qualify as performance-based compensation.

For 2008, the annual salary paid to Mr. Novak exceeded one million dollars. The Compensation Committee sets Mr. Novak's salary as described above under the heading "Compensation of Our Chief Executive Officer." The other named executive officers were in each case paid salaries of less than one million dollars. The 2008 annual incentives were all paid pursuant to our annual incentive program and will, therefore, be deductible. In this regard, the Compensation Committee exercises "negative discretion" in setting payouts under the annual incentive plan. By setting a high amount which can then be reduced at the Committee's discretion, our annual incentive plan meets the requirements of Section 162(m) of the Internal Revenue Code. In 2008, the Compensation Committee, after certifying that EPS had exceeded the 10% growth target which would permit a maximum payout, exercised its negative discretion to reduce the payout to the CEO from $6.0 million to $4.06 million. As discussed beginning at page 50, this reduction was not a negative reflection on the CEO's performance as he, in fact, performed significantly above expectations (for example, EPS growth was 14%). While the Compensation Committee does utilize "negative discretion" from a tax perspective, the Committee administers the plan, in particular with the setting of objective performance criteria as discussed beginning at page 45, as if the annual incentive plan was a non-discretionary plan. For example, if a performance measure is not attained at a certain level, no bonus will be paid.

To the extent any of the named executive officers defer their annual incentives into phantom shares of YUM common stock and receive a matching contribution, the annual incentives are no longer qualified under Section 162(m). However, we expect incentives will be deductible when paid because they will be paid only at a time when they will otherwise represent deductible compensation, such as payments made when the executive is no longer a named executive officer. Due to the Company's focus on performance-based compensation plans and the deferral of compensation by certain executive officers, we expect to continue to qualify most compensation paid to the named executive officers as tax deductible.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Board of Directors reports that it has reviewed and discussed with management the section of this proxy statement headed "Compensation Discussion and Analysis," and, on the basis of that review and discussion, recommended that section be included in our Annual Report on Form 10-K and in this proxy statement.

THE COMPENSATION COMMITTEE
Thomas M. Ryan, Chair
David W. Dorman
Massimo Ferragamo
Bonnie G. Hill
Robert D. Walter*

* Joined Committee in January 2009

The following tables provide information on compensation and stock based awards paid, earned or awarded for 2008, 2007 and 2006 by YUM to our Chief Executive Officer, Chief Financial Officer and our three other most highly compensated executive officers as of the end of our 2008 fiscal year in accordance with the rules of the SEC.

SUMMARY COMPENSATION TABLE

Name and Principal Position (a)	Year (b)	Salary ($)(1) (c)	Bonus($)	Stock Awards ($)(2) (d)	Option Awards ($)(3) (e)	Non-Equity Incentive Plan Compensation ($)(4) (f)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(5) (g)	All Other Compensation ($)(6) (h)	Total($) (i)
David C. Novak	2008	1,393,846	—	3,070,690	4,345,579	4,057,200	5,255,931	239,709	18,362,955
Chairman, Chief	2007	1,312,308	—	3,354,572	4,257,692	4,742,892	1,647,578	203,939	15,518,981
Executive Officer	2006	1,215,000	—	3,355,718	4,082,240	—	2,069,631	169,310	10,891,899
and President									
Richard T. Carucci	2008	669,231	—	815,188	1,248,447	497,980	1,131,924	36,963	4,399,733
Chief Financial	2007	590,385	—	561,093	835,113	379,134	251,902	71,580	2,689,207
Officer	2006	471,154	—	194,141	649,520	359,100	342,312	43,102	2,059,329
Jing-Shyh S. Su	2008	769,231	—	546,260	1,684,052	1,609,598	1,107,629	1,434,625	7,151,395
Vice Chairman,	2007	686,539	—	708,292	1,154,856	1,719,900	1,486,408	1,408,513	7,164,508
President, China	2006	523,077	—	1,163,137	1,044,288	—	493,258	378,475	3,602,235
Division									
Graham D. Allan	2008	769,231	—	1,142,754	1,740,703	—	502,319	207,063	4,362,070
President, Yum!	2007	688,462	—	102,625	1,765,926	1,615,950	188,483	52,661	4,414,107
Restaurants	2006	542,308	—	193,271	1,004,983	897,600	182,588	47,389	2,868,139
International									
Greg Creed	2008	612,692	—	866,057	1,317,940	—	3,203	361,012	3,160,904
President and	2007	525,000	—	556,046	1,230,086	—	—	267,824	2,578,956
Chief Concept	2006	425,096	—	415,282	482,242	—	4,604	126,855	1,454,079
Officer,									
Taco Bell U.S.									

(1) Amounts shown are not reduced to reflect named executive officers' elections, if any, to defer receipt of salary into the Executive Income Deferral ("EID") Program or into the Company's 401(k) Plan. The annualized rates of base salary in effect as of December 31, 2008 for the NEOs were as follows:

David C. Novak	1,400,000
Richard T. Carucci	675,000
Jing-Shyh S. Su	775,000
Graham D. Allan	775,000
Greg Creed	620,000

(2) Amounts in this column represent the dollar amount recognized for the applicable fiscal years for financial statement reporting purposes in accordance with FAS 123R for the fair value of restricted stock units ("RSUs") granted under the EID Program with respect to annual incentives deferred into the EID and subject to a risk of forfeiture at the time of deferral in 2008, 2007 and 2006 as well as prior fiscal years, rather than amounts paid or realized by each NEO. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. RSUs granted under the EID Program are granted, as described in more detail beginning on page 71, when an executive elects to defer all or a portion of his/her annual incentive award under the EID Program and invests that deferral in RSUs. The actual 2008 annual incentive award amounts are described in footnotes to column (f).

The amounts in this column reflect the financial statement expense of awards with respect to 2003-2008 and are based on the average of the highest and lowest per share price of Company stock on the NYSE on the grant date (except for 2007 and 2008 where we used the closing price on the grant date). Units are settled by delivery of shares at the time the executive elects to receive payout.

Under the terms of the EID Program, an employee who is age 55 with 10 years of service is fully vested in the amount of the deferral attributable to the actual incentive award. Upon attainment of this threshold, the matching contributions attributable to the deferral is subject to forfeiture on a pro rata basis for the year following the deferral. Messrs. Novak and Su had attained this threshold at the time of their 2007 and 2008 annual incentive awards and thus only the matching contribtions attributable to their 2007 and 2008 annual incentive awards that were recognized for financial statement reporting purposes in 2007 and 2008 are included in this column. The remainder of their deferrals attributable to the 2007 and 2008 annual incentive awards (that is the amount not subject to forfeiture) are reported in column (f).

In Mr. Novak's case, for 2008 this also represents the dollar amount recognized in accordance with FAS 123R for the 2008 fiscal year with respect to a RSU grant under our Long Term Incentive Plan. The grant vests after four years and Mr. Novak may not sell the shares until 6 months following his retirement from the Company. The expense of this award is recognized over the vesting period.

Information with respect to the RSUs granted to the named executive officers in 2008 is disclosed in the Grants of Plan-Based Awards Table on page 63 of this proxy statement and the accompanying notes. Information with respect to RSUs reflected in this column that were granted in years before 2008 is disclosed in the Outstanding Equity Awards at Fiscal Year-End table on pages 65 and 66 of this proxy statement and the accompanying notes.

(3) Amounts in this column represent the dollar amount recognized for the applicable fiscal years for financial statement reporting purposes in accordance with FAS 123R for the fair value of stock appreciation rights ("SARs") or stock options granted to each NEO in 2008, 2007 and 2006. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. These amounts reflect the Company's accounting expense for these awards, and do not correspond to the actual value that will be recognized by the named executives. These grants were made under the 1999 Long-Term Incentive Plan. See the Grants of Plan-Based Awards Table for information on SARs and options granted in 2008. Information with respect to SARs and options reflected in this column that were granted in years before 2008 is disclosed in the Outstanding Equity Awards at Fiscal Year-End table on pages 65 and 66 of this proxy statement and the accompanying notes. For a discussion of the assumptions and methodologies used to value the awards reported in Column (d) and Column (e), please see the discussion of stock awards and option awards contained in Part II, Item 8, "Financial Statements and Supplementary Data" of the Annual Report in Notes to Consolidated Financial Statements at Note 16, "Stock Options and Stock Appreciation Rights."

(4) Except as provided below and in footnote (2) above, amounts in column (f) reflect the annual incentive awards earned for the 2008, 2007 and 2006 fiscal year performance periods, which were awarded by our Compensation Committee in January 2009, January 2008 and January 2007, respectively, under the YUM! Leaders' Bonus Program, which is described further beginning on page 44 under the heading "Performance-Based Annual Incentive Compensation". Under the Company's EID Program (which is described in more detail beginning on page 71), executives are permitted to defer their annual incentive award and invest that deferral into stock units, RSUs or other investment alternatives offered under the program. Under the EID Program, an executive who elects to defer his/her annual incentive award into RSUs will receive additional RSUs equal to 33% of the RSUs acquired with the deferral of the annual incentive award ("matching contribution"). Pursuant to SEC rules, annual incentives deferred into RSUs under the EID and subject to a risk of forfeiture are reported in column (d). If the deferral or a portion of the deferral is not subject to a risk of forfeiture, it is reported in column (f).

For 2008 and 2007, Messrs. Novak and Su deferred 100% of their annual incentives into RSUs, and since each attained age 55 with 10 years of service, therefore, as explained in footnote (2), they were fully vested in the deferral of their 2007 and 2008 annual incentive at the time of their deferral and their annual incentives are reported in column (f). For 2006, Messrs. Novak and Su each elected to defer 100% of their annual incentive into RSUs, resulting in nothing to report in column (f).

For 2008 and 2007, Mr. Carucci elected to defer 56% and 70%, respectively, of his annual incentive into RSUs subject to a risk of forfeiture. For 2006, Mr. Carucci elected to defer 50% of his annual incentive into RSUs subject to a risk of forfeiture.

For 2008, Mr. Allan deferred 100% of his annual incentive into RSUs. For 2007 and 2006, Mr. Allan did not defer his annual incentives into RSUs; therefore, the entire amount of these annual incentives are reported in column (f).

For 2008, 2007 and 2006, Mr. Creed elected to defer 100% of his annual incentive into RSUs, resulting in nothing to report in column (f).

Below is the 2008, 2007 and 2006 annual incentive awards for each named executive officer as approved by our Compensation Committee. Also reported below is the amount of 2008, 2007 and 2006 annual incentive elected to be deferred by the executive and the amount of matching contribution in the case of deferrals of the 2008, 2007 and 2006 annual incentive awards into RSUs.

Name	2008 Annual Incentive Award	Amount of 2008 Annual Incentive Elected to be Deferred into the Discount Stock Fund*	Matching Contribution*
Novak	4,057,200	4,057,200	1,352,400
Carucci	1,131,773	633,793	211,264
Su	1,609,598	1,609,598	536,533
Allan	1,965,206	1,965,206	655,069
Creed	907,494	907,494	302,498

* Amounts in these columns were deferred in January 2009 when the 2008 annual incentive was approved by the Compensation Committee. This means they will not be reported in the Nonqualified Deferred Compensation table at page 73 because the deferrals occurred after 2008. These amounts will be reported in the Nonqualified Deferred Compensation tables in next year's proxy.

Name	2007 Annual Incentive Award	Amount of 2007 Annual Incentive Elected to be Deferred into the Discount Stock Fund	Matching Contribution
Novak	4,742,892	4,742,892	1,580,964
Carucci	1,263,780	884,646	294,882
Su	1,719,900	1,719,900	573,300
Allan	1,615,950	—	—
Creed	396,060	396,060	132,020

Name	2006 Annual Incentive Award	Amount of 2006 Annual Incentive Elected to be Deferred into the Discount Stock Fund	Matching Contribution
Novak	3,347,680	3,347,680	1,115,893
Carucci	718,200	359,100	119,700
Su	963,900	963,900	321,300
Allan	897,600	—	—
Creed	679,587	679,587	226,529

(5) Amounts in column (g) reflect the aggregate increase in actuarial present value of age 62 accrued benefits under all actuarial pension plans during the 2008 fiscal year (using interest rate and mortality assumptions consistent with those used in the Company's financial statements). See the Pension Benefits Table at page 67 for a detailed discussion of the Company's pension benefits. The Company does not pay "above market" interest on non-qualified deferred compensation; therefore, this column reflects pension accruals only. For Mr. Creed in 2007, the actuarial present value of his accrued benefit decreased $237; however, under SEC rules, the change is to be reflected as a "0."

(6) Amounts in this column are explained in the All Other Compensation Table and footnotes to that table, which follows.

ALL OTHER COMPENSATION TABLE

The following table contains a breakdown of the compensation and benefits included under All Other Compensation in the Summary Compensation Table above for 2008.

Name (a)	Perquisites(1) (b)	Tax Reimbursements(2) (c)	Insurance premiums(3) (d)	Other(4) (e)	Total (f)
Novak	208,104	—	18,030	13,575	239,709
Carucci	27,500	—	4,463	5,000	36,963
Su	277,799	1,119,187	9,904	27,735	1,434,625
Allan	27,500	165,250	5,306	9,007	207,063
Creed	195,887	147,403	3,987	13,735	361,012

(1) Amounts in this column include for Mr. Novak: incremental cost for the personal use of Company aircraft ($208,104—we calculate the incremental cost to the Company of any personal use of Company aircraft based on the cost of fuel, trip-related maintenance, crew travel, on board catering, landing and license fees, "dead head" costs of flying planes to and from locations for personal use, and contract labor); for Messrs. Carucci and Allan: Company car allowance ($27,500); for Mr. Su: expatriate spendables/housing allowance ($228,391); and Company car allowance ($49,408), which includes depreciation, the cost of fuel, repair and maintenance, insurance and taxes; for Mr. Creed: Company annual contribution to his Australian defined contribution plan ($168,387); and Company car allowance ($27,500).

(2) Amounts in this column reflect payments to the executive of tax reimbursements related to tax preparation assistance, relocation expenses, country club dues and, taxable pension contributions. For Mr. Su, as explained at page 53, this amount represents the Company provided tax reimbursement for China income taxes incurred on deferred income distributions which exceed the marginal Hong Kong tax rate.

(3) These amounts reflect the income each executive was deemed to receive from IRS tables related to Company provided life insurance in excess of $50,000. The Company provides every salaried employee with life insurance coverage up to one times the employee's salary plus target bonus.

(4) This column reports the total amount of other benefits provided, none of which individually exceeded the greater of $25,000 or 10% of the total amount of these benefits and the perquisites and other personal benefits shown in column (b) for the named executive. These other benefits include: home security expense, perquisite allowance, relocation expenses, annual payment for foreign service, club dues, tax preparation assistance, Company provided parking and annual physical.

GRANTS OF PLAN-BASED AWARDS

The following table provides information on stock appreciation rights and restricted stock units granted for 2008 to each of the Company's named executive officers. The amount of these awards that were expensed is shown in the Summary Compensation Table at page 59.

Name (a)	Grant Date (b)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			All Other Stock Awards: Number of Shares of Stock or Units (#)(2) (f)	All Other Option/SAR Awards: Number of Securities Underlying Options (#)(3) (g)	Exercise or Base Price of Option/SAR Awards ($/Sh)(4) (h)	Grant Date Fair Value of Stock and Options Awards(5) (i)
		Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)				
Novak	1/24/2008	0	2,100,000	6,300,000				
	1/24/2008					428,339	37.30	4,711,772
	1/24/2008				187,398		37.30	6,989,945
	2/5/2009				180,982			5,300,965
Carucci	1/24/2008	0	607,500	1,822,500				
	1/24/2008					240,941	37.30	2,650,375
	2/5/2009				28,851			845,057
Su	1/24/2008	0	891,250	2,673,750				
	1/24/2008					374,797	37.30	4,122,804
	2/5/2009				73,272			2,146,131
Allan	1/24/2008	0	891,250	2,673,750				
	1/24/2008					160,628	37.30	1,766,924
	2/5/2009				89,460			2,620,275
Creed	1/24/2008	0	527,000	1,581,000				
	1/24/2008					107,085	37.30	1,177,946
	2/5/2009				41,311			1,209,992

(1) Amounts in columns (c), (d) and (e) provide the minimum amount, target amount and maximum amounts payable as annual incentive compensation under the YUM! Leaders' Bonus Program based on the Company's performance and on each executive's individual performance during 2008. The actual amount of annual incentive compensation awarded for 2008 is shown in the footnotes to column (f) of the Summary Compensation Table on page 60. The performance measurements, performance targets, and target bonus percentage are described in the Compensation Discussion and Analysis beginning on page 44 under the discussion of annual incentive compensation.

(2) Amounts in this column reflect the number of RSUs each executive received with respect to the executive's deferral of his 2008 annual incentive under the Company's EID Program which is described in more detail beginning on page 71. The grant dates for RSUs in 2009 reflect the date of the annual incentive award made on February 5, 2009, as approved, by the Compensation Committee at its January 23, 2009 meeting. The per-RSU FAS 123R value was $29.29 on February 5. There can be no assurance that the value of the common stock received upon settlement of the RSU will equal the FAS 123R values.

In addition, in January of 2008, the Compensation Committee approved a retention award of 187,398 RSUs to Mr. Novak based on his strong leadership and the Company's performance. The award vests after 4 years and had a grant date economic value of $7 million. The award will be paid to Mr. Novak in shares of YUM Common stock six months following his retirement provided he does not leave the Company before the award vests.

(3) Amounts in this column reflect the number of 2008 stock appreciation rights ("SARs") and stock options granted to executives during the Company's 2008 fiscal year. For each executive, the grants were made January 24, 2008. SARs/stock options become exercisable in equal installments on the first, second, third and fourth anniversaries of the grant date. (Except, however, 267,712 stock option awards and 133,856 SARs, granted to Mr. Su, and Mr. Carucci, respectively, become exercisable on the fifth anniversary of the grant date.) The terms of each SAR/stock option grant provides that, if specified corporate control changes occur, all outstanding awards become exercisable immediately. SARs allow the grantee to receive the number of shares of YUM common stock that is equal in value to the appreciation in YUM common stock with respect to the number of SARs granted from the date of grant to the date of exercise.

Participants who have attained age 55 with 10 years of service who terminate employment may exercise SARs/stock options that were vested on their date of termination through the expiration date of the stock appreciation right (generally, the tenth anniversary following the SARs/stock options grant date). Vested SARs/grant options of grantees who die may also be exercised by the grantee's beneficiary through the expiration date of the vested SARs/stock options and the grantees unvested SARs/stock options expire on the grantees' death. If a grantee's employment is terminated due to gross misconduct, the entire award is forfeited. For other employment terminations, all SARs/stock options expire upon termination of employment.

There can be no assurance that the SARs/stock options will ever be exercised (in which case no value will be realized by the executive) or that the value upon exercise will equal the FAS 123R value.

(4) The exercise price of all SARs/stock options granted in 2008 equals the closing price of YUM common stock on the grant date, January 24, 2008.

(5) Amounts in this column reflect the full grant date fair value under FAS 123R of the RSUs shown in column (f) and the SARs/stock options shown in column (g). These amounts reflect the amounts to be recognized by the Company as accounting expense and do not correspond to the actual value that will be recognized by the named executives. The full grant date fair value is the amount that the Company is expensing in its financial statements over the award's vesting schedule. For RSUs, fair value is equal to the closing price of the Company's common stock on the date of grant. For SARs/stock options, fair value was calculated using the Black-Scholes value on the grant date of $11.00. For additional information regarding valuation assumptions of SARs/stock options, see the discussion of stock awards and option awards contained in Part II, Item 8, "Financial Statements and Supplementary Data" of the Annual Report in Notes to Consolidated Financial Statements at Note 16, "Stock Options and Stock Appreciation Rights."

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table shows the number of shares covered by exercisable and unexercisable stock options, SARs and unvested RSUs held by the Company's named executive officers on December 31, 2008.

	Option Awards(1)				Stock Awards	
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Option Exercise Price ($) (d)	Option Expiration Date (e)	Number of Shares or Units of Stock That Have Not Vested (#)(2) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($) (h)
Novak	309,964	—	$ 5.70	1/25/2011		
	1,239,856	—	$ 8.62	1/25/2011		
	1,012,960	—	$ 8.39	1/25/2011		
	802,696	—	$12.20	12/31/2011		
	824,574	—	$12.16	1/23/2013		
	585,934	—	$17.23	1/27/2014		
	341,454	113,818(i)	$22.53	1/28/2015		
	258,989	258,989(ii)	$24.47	1/26/2016		
	122,740	368,220(iii)	$29.61	1/19/2017		
	—	428,339(v)	$37.30	1/24/2018		
					193,936	6,108,986
Carucci	95,308	—	$ 7.57	1/27/2010		
	131,092	—	$ 8.39	1/25/2011		
	61,808	—	$12.20	12/31/2011		
	70,090	—	$12.16	1/23/2013		
	29,020	—	$17.23	1/27/2014		
	54,200	—	$17.23	1/27/2014		
	58,536	19,512(i)	$22.53	1/28/2015		
	62,158	62,158(ii)	$24.47	1/26/2016		
	29,075	87,227(iii)	$29.61	1/19/2017		
	—	107,085(v)	$37.30	1/24/2018		
	—	133,856(vi)	$37.30	1/24/2018		
					47,830	1,506,682
Su	144,780	—	$11.74	1/21/2009		
	224,564	—	$ 7.57	1/27/2010		
	143,008	—	$ 8.39	1/25/2011		
	96,324	—	$12.20	12/31/2011		
	75,316	—	$13.28	1/24/2012		
	72,178	—	$13.86	9/30/2012		
	98,950	—	$12.16	1/23/2013		
	58,040	—	$17.23	1/27/2014		
	117,188	—	$17.23	1/27/2014		
	97,558	32,520(i)	$22.53	1/28/2015		
	62,158	62,158(ii)	$24.47	1/26/2016		
	33,229	99,689(iii)	$29.61	1/19/2017		
	—	107,085(v)	$37.30	1/24/2018		
	—	267,712(vi)	$37.30	1/24/2018		
					1,282	40,392

Proxy Statement

Name (a)	Option Awards(1) Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Option Exercise Price ($) (d)	Option Expiration Date (e)	Stock Awards Number of Shares or Units of Stock That Have Not Vested (#)(2) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($) (h)
Allan	89,420	—	$11.74	1/21/2009		
	198,144	—	$ 7.57	1/27/2010		
	125,132	—	$ 8.39	1/25/2011		
	84,284	—	$12.20	12/31/2011		
	75,316	—	$13.28	1/24/2012		
	86,582	—	$12.16	1/23/2013		
	76,322	—	$13.10	5/15/2013		
	58,040	—	$17.23	1/27/2014		
	117,188	—	$17.23	1/27/2014		
	81,300	27,100(i)	$22.53	1/28/2015		
	62,158	62,158(ii)	$24.47	1/26/2016		
	24,922	74,766(iii)	$29.61	1/19/2017		
	—	332,292(iv)	$29.61	1/19/2017		
	—	160,628(v)	$37.30	1/24/2018		
					—	—
Creed	39,541	—	$12.16	1/23/2013		
	46,876	—	$17.23	1/27/2014		
	40,650	13,550(i)	$22.53	1/28/2015		
	41,439	41,439(ii)	$24.47	1/26/2016		
	17,861	53,583(iii)	$29.61	1/19/2017		
	—	332,292(iv)	$29.61	1/19/2017		
	—	107,085(v)	$37.30	1/24/2018		
					44,771	1,410,337

(1) Except as provided below, all options and SARs listed above vest at a rate of 25% per year over the first four years of the ten-year option term. In the case of Mr. Novak, options expiring in 2011 with option exercise prices of $5.70 and $8.62 were granted in 1996 and 1997 with an approximately 14 year term and vested in 2006. They are now fully vested. With respect to other named executive officers, grants with expiration dates in 2009 and 2010 as well as grants expiring on September 30, 2012 for Mr. Su, May 15, 2013 for Mr. Allan and the first grant listed as expiring on January 27, 2014 for Messrs. Carucci, Su and Allan were granted with 100% vesting after four years.

The actual vesting dates for unexercisable award grants are as follows:

(i) All unexercisable shares vested on January 28, 2009.

(ii) One-half of the unexercisable shares will vest on each of January 26, 2009 and 2010.

(iii) One-third of the unexercisable shares will vest on each of January 19, 2009, 2010 and 2011.

(iv) All unexercisable shares will vest on January 19, 2012.

(v) One-fourth of the unexercisable shares will vest on each of January 24, 2009, 2010, 2011 and 2012.

(vi) All unexercisable shares will vest on January 24, 2013.

(2) Amounts in this column represent RSUs that have not vested. Beginning on page 71 is a discussion of how these restricted units are awarded and their terms.

OPTION EXERCISES AND STOCK VESTED

The table below shows the number of shares of YUM common stock acquired during 2008 upon exercise of stock options and vesting of stock awards in the form of RSUs, each before payment of applicable withholding taxes and broker commissions.

	Option Awards		Stock Awards	
Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($) (c)	Number of Shares Acquired on Vesting (#)(1) (d)	Value realized on Vesting ($) (e)
Novak	—	—	165,396	5,735,718
Carucci	109,616	3,387,273	6,839	243,810
Su	—	—	60,268	2,090,007
Allan	84,404	2,345,798	31,036	1,106,433
Creed	23,411	601,232	28,460	1,014,599

(1) These amounts represent RSUs that became vested in 2008. These shares will be distributed in accordance with the deferral election made by the named executive officer under the EID Program. See page 71 for a discussion of the EID Program.

PENSION BENEFITS

The table below shows the present value of accumulated benefits payable to each of the named executive officers, including the number of years of service credited to each such named executive officer, under the YUM! Brands Retirement Plan ("Retirement Plan") and the YUM! Brands, Inc. Pension Equalization Plan ("Pension Equalization Plan") or the YUM! Brands International Retirement Plan determined using interest rate and mortality rate assumptions consistent with those used in the Company's financial statements.

Name (a)	Plan Name (b)	Number of Years of Credited Service (#) (c)	Present Value of Accumulated Benefit(4) ($) (d)	Payments During Last Fiscal Year ($) (e)
Novak	Retirement Plan(1)	22	701,145	—
	Pension Equalization Plan(2)	22	13,820,312	—
Carucci	Retirement Plan(1)	24	430,022	—
	Pension Equalization Plan(2)	24	2,234,001	—
Su	International Retirement Plan(3)	19	4,679,537	—
Allan	Retirement Plan(1)	5*	158,962	—
	Pension Equalization Plan(2)	5*	930,916	—
Creed	Retirement Plan(1)	2*	53,793	—
	Pension Equalization Plan(2)	2*	0	—

* Under these plans, Messrs. Allan and Creed only receive credited service for their eligible U.S. based service. Mr. Allan was based outside the U.S. for 11 years. Mr. Creed was based outside the U.S. for 7 years. During that time neither accrued a benefit under any retirement plan based upon final compensation or years of service like these plans. In addition, under the terms of Mr. Creed's assignment in the U.S., he is covered under an Australian defined contribution plan related to his service in Australia prior to his transfer to the U.S. to which the Company continues to make annual contributions. While the Company makes contributions to the Australian plan, Mr. Creed will not

accrue a benefit, except, however, he did accrue a benefit for two years, 2002 and 2003, under a transition provision of the Retirement Plan. The benefit Mr. Creed earned under the Pension Equalization Plan for those was offset by the Company's 2002 and 2003 contributions to the Australian Plan.

(1) YUM! Brands Retirement Plan

The Retirement Plan and the YUM! Brands Inc. Pension Equalization Plan (discussed below) provide an integrated program of retirement benefits for salaried employees that were hired by the Company prior to October 1, 2001. Both plans apply the same formulas (except as noted below), and together they replace the same level of pre-retirement pensionable earnings for all similarly situated participants. The Retirement Plan is a tax qualified plan, and it is designed to provide the maximum possible portion of this integrated benefit on a tax qualified and funded basis.

Benefit Formula

Benefits under the Retirement Plan are based on a participant's Final Average Earnings (subject to the limits under Internal Revenue Code Section 401(a)(17)) and service under the plan. Upon termination of employment, a participant's Normal Retirement Benefit from the plan is equal to

A. 3% of Final Average Earnings times Projected Service up to 10 years of service, plus

B. 1% of Final Average Earnings times Projected Service in excess of 10 years of service, minus

C. .43% of Final Average Earnings up to Social Security covered compensation multiplied by Projected Service up to 35 years of service

the result of which is multiplied by a fraction the numerator of which is actual service as of date of termination and the denominator of which is the participant's Projected Service. Projected Service is the service that the participant would have earned if he had remained employed with the Company until his Normal Retirement Age (generally age 65).

If a participant leaves employment after becoming eligible for Early or Normal Retirement, benefits are calculated using the formula above except that actual service attained at the participant's retirement date is used in place of Projected Service.

Final Average Earnings

A participant's Final Average Earnings is determined based on his highest 5 consecutive years of pensionable earnings. Pensionable earnings is the sum of the participant's base pay and annual incentive compensation from the Company, including amounts under the YUM! Leaders' Bonus Program. In general base pay includes salary, vacation pay, sick pay, short term disability payments and commission payments. Extraordinary bonuses and lump sum payments made in connection with a participant's termination of employment are not included.

Vesting

A participant receives a year of vesting service for each year of employment with the Company. A participant is 0% vested until he has been credited with at least 5 years of vesting service. Upon attaining 5 years of vesting service, a participant becomes 100% vested. All the named executive officers are vested.

Normal Retirement Eligibility

A participant is eligible for Normal Retirement following the later of age 65 or 5 years of vesting service.

Early Retirement Eligibility and Reductions

A participant is eligible for Early Retirement following the later of age 55 or 10 years of vesting service. A participant who has met the requirements for Early Retirement and who elects to begin receiving payments from the plan prior to age 62 will receive a reduction of 1/12 of 4% for each month benefits begin before age 62. Benefits are unreduced at age 62.

The table below shows when each of the named executive officers will be eligible or became eligible for Early Retirement and the estimated lump sum value of the benefit each participant would receive from the YUM plans (both qualified and non-qualified) if he retired from the Company at that time and received a lump sum payment (except however, in the case of Messrs. Novak and Su, who are already Early Retirement eligible, the estimated lump sum is calculated as if they retired on December 31, 2008).

Name	Earliest Retirement Date	Estimated Lump Sum from the Qualified Plan(1)	Estimated Lump Sum from the Non-Qualified Plan(2)	Total Estimated Lump Sum
Novak	November 1, 2007	938,096	18,690,385	19,628,481
Carucci	July 1, 2012	755,289	3,581,626	4,336,915
Su	May 1, 2007	—	6,170,212	6,170,212
Allan	May 1, 2010	381,252	2,185,530	2,566,782
Creed	August 1, 2012	115,501	104,643	220,144

(1) The YUM! Brands Retirement Plan

(2) Mr. Su's benefit is paid solely from the YUM! Brands International Retirement Plan. All other non-qualified benefits are paid from the YUM! Brands Inc. Pension Equalization Plan.

The estimated lump sum values in the table above are calculated assuming no increase in the participant's Final Average Earnings. The lump sums are estimated using the mortality table and interest assumption as used for purposes of financial accounting. Actual lump sums may be higher or lower depending on the mortality table and interest rate in effect at the time of distribution and the participant's Final Average Earnings at his date of retirement.

Termination of Employment Prior to Retirement

If a participant terminates employment, either voluntarily or involuntarily, prior to meeting eligibility for Early or Normal Retirement, benefits will be actuarially reduced from age 65 to his early commencement date using the mortality rates in the YUM! Brands Retirement Plan and an interest rate equal to 7% (e.g., this results in a 62.97% reduction at age 55). In addition, the participant may NOT elect to receive his benefit in the form of a lump sum.

Lump Sum Availability

Lump sum payments are available to participants who meet the requirements for Early or Normal Retirement. Participants who leave the Company prior to meeting the requirements for Early or Normal Retirement must take their benefits in the form of a monthly annuity and no lump sum is available. When a lump sum is paid from the plan, it is calculated based on actuarial assumptions for lump sums required by Internal Revenue Code Section 417(e)(3) (currently this is the annual 30-year Treasury rate for the 2nd month preceding the date of distribution and the gender blended 1994 Group Annuity Reserving Table as set forth in Revenue Ruling 2001-62).

(2) YUM! Brands Inc. Pension Equalization Plan

The YUM! Brands Inc. Pension Equalization Plan is an unfunded, non-qualified plan that complements the YUM! Brands Retirement Plan by providing benefits that federal tax law bars providing under the Retirement Plan. Benefits are generally determined and payable under the same terms and conditions as the Retirement Plan (except as noted below) without regard to federal tax limitations on amounts of includible compensation and maximum benefits. Benefits paid are reduced by the value of benefits payable under the Retirement Plan.

Participants who earned at least $75,000 during calendar year 1989 are eligible to receive benefits calculated under the Retirement Plan's pre-1989 formula, if this calculation results in a larger benefit from the YUM! Brands Inc. Pension Equalization Plan. Messrs. Novak, Carucci, Allan and Creed qualify for benefits under this formula. This formula is similar to the formula described above under the Retirement Plan except that part C of the formula is calculated as follows:

C. 1⅔% of an estimated primary Social Security amount multiplied by Projected Service up to 30 years

Retirement distributions are always paid in the form of a lump sum. In the case of a participant whose benefits are payable based on the pre-1989 formula, the lump sum value is calculated as the actuarial equivalent to the participant's 50% Joint and Survivor Annuity with no reduction for survivor coverage. In all other cases, lump sums are calculated as the actuarial equivalent of the participant's life only annuity. Participants who terminate employment prior to meeting eligibility for Early or Normal Retirement must take their benefits from this plan in the form of a monthly annuity.

(3) YUM! Brands International Retirement Plan

The YUM! Brands International Retirement Plan (the "YIRP") is an unfunded, non-qualified defined benefit plan that covers certain international employees who are designated by the Company as third country nationals. Mr. Su is eligible for benefits under this Plan. The YIRP provides a retirement benefit similar to the Retirement Plan except that part C of the formula is calculated as the sum of:

a) Company financed State benefits or Social Security benefits if paid periodically

b) The actuarial equivalent of all State paid or mandated lump sum benefits financed by the Company

c) Any other Company financed benefits that are attributable to periods of pensionable service and that are derived from a plan maintained or contributed to by the Company or one or more of the group of corporations that is controlled by the Company.

Benefits are payable under the same terms and conditions as the Retirement Plan without regard to Internal Revenue Service limitations on amounts of includible compensation and maximum benefits.

(4) Present Value of Accumulated Benefits

For all plans, the Present Value of Accumulated Benefits (determined as of December 31, 2008) is calculated assuming that each participant is eligible to receive an unreduced benefit payable in the form of a single lump sum at age 62. Also, since none of the participants have actually attained eligibility for Early or Normal Retirement (except for Messrs. Novak and Su), benefits are based on the formula applicable to non-retirement eligible participants as discussed above. This is consistent with the methodologies used in financial accounting calculations. In addition, the economic assumptions for the lump sum interest rate, post retirement mortality, and discount rate are also consistent with those used in financial accounting calculations.

NONQUALIFIED DEFERRED COMPENSATION

Amounts reflected in the Nonqualified Deferred Compensation table below are provided for under the Company's Executive Income Deferral ("EID") Program, an unfunded, unsecured deferred compensation plan. For each calendar year, participants arc permitted under this program to defer up to 85% of their base pay and/or 100% of their annual incentive award.

Deferred Program Investments. Amounts deferred under the EID Program may be invested in the following phantom investment alternatives, which are (12 month investment returns are shown in parenthesis):

- YUM! Stock Fund (−15.91%),
- YUM! Discount Stock Fund (−15.91%),
- S&P 500 Index Fund (−36.97%),
- Bond Market Index Fund (5.36%) and
- Stable Value Fund (3.67%).

All of the phantom investment alternatives offered under the EID Program are designed to match the performance of actual investments, that is, they provide market rate returns and do not provide for preferential earnings. The S&P 500 index fund, bond market index fund and stable value fund are designed to track the investment return of like-named funds offered under the Company's 401(k) Plan. The YUM! Stock Fund and YUM! Discount Stock Fund track the investment return of the Company's common stock. Participants may transfer funds between the investment alternatives on a quarterly basis except (1) funds invested in the YUM! Stock Fund or YUM! Discount Stock Fund may not be transferred once invested in these funds and (2) a participant may only elect to invest into the Discount Stock Fund at the time the annual incentive deferral election is made. In the case of the Discount Stock Fund, participants who defer their annual incentive into this fund, acquire additional phantom shares (called restricted stock units ("RSUs")) equal to 33% of the RSUs received with respect to the deferral of their annual incentive into the Discount Stock Fund (the additional RSUs are referred to as "matching contributions"). The RSUs attributable to the matching contributions are allocated on the same day the RSUs attributable to the annual incentive are allocated, which is the same day we make our annual stock appreciation right grants. Amounts attributable to the matching contribution under the YUM! Discount Stock Fund are reflected in column (c) below as contributions by the Company (and represent amounts actually credited to the named executive's account during 2008).

RSUs attributable to annual incentive deferrals into the Discount Stock Fund and matching contributions vest on the second anniversary of the grant (or a change of control of the Company, if earlier) and are payable as shares of YUM common stock pursuant to the participant's deferral election. Unvested RSUs held in a participant's Discount Stock Fund account are forfeited if the participant voluntarily terminates employment with the Company within two years of the deferral date. If a participant terminates employment involuntarily, the portion of the account attributable to the matching contributions is forfeited and the participant will receive an amount equal to the amount of the original amount deferred. If a participant dies or becomes disabled during the restricted period, the participant fully vests in the RSUs. Dividend equivalents are accrued during the restricted period but are only paid if the RSUs vest. RSUs held by a participant who has attained age 65 with five years of service vest immediately. In the case of a participant who has attained age 55 with 10 years of service, RSUs attributable to the bonus deferrals into the Discount Stock Fund vest immediately and RSUs attributable to the matching contribution vest pro rata during the period beginning on the date of grant and ending on the first anniversary of the grant and are fully vested on the first anniversary. For each named executive, the number of RSUs awarded and their value attributable to deferred 2008 annual incentives are set forth at columns (f) and (j) of the Grants of Plan-Based Awards table on page 63 and are discussed in further detail at footnotes 2 and 4 of the Summary Compensation Table beginning on pages 59 and 60.

Distributions. When participants elect to defer amounts into the EID Program, they also select when the amounts ultimately will be distributed to them. Distributions may either be made in a specific year—whether or not employment has then ended—or at a time that begins at or after the executive's retirement or separation or termination of employment.

Distributions can be made in a lump sum or up to 20 annual installments. Initial deferrals are subject to a minimum two year deferral. In general, with respect to amounts deferred after 2005 or not fully vested as of January 1, 2005, participants may change their distribution schedule, provided the new elections satisfy the requirements of Section 409A of the Internal Revenue Code. In general, Section 409A requires that:

- Distribution schedules cannot be accelerated (other than for a hardship)
- To delay a previously scheduled distribution,
  - A participant must make an election at least one year before the distribution otherwise would be made, and
  - The new distribution cannot begin earlier than five years after it would have begun without the election to re-defer.

With respect to amounts deferred prior to 2005, to delay a distribution the new distribution cannot begin until two years after it would have begun without the election to re-defer.

Investments in the YUM! Stock Fund and YUM! Discount Stock Fund are only distributed in shares of Company stock.

Name (a)	Executive Contributions in Last FY ($)(1) (b)	Registrant Contributions in Last FY ($)(2) (c)	Aggregate Earnings in Last FY ($)(3) (d)	Aggregate Withdrawals/ Distributions ($)(4) (e)	Aggregate Balance at Last FYE ($)(5) (f)
Novak	4,742,892	1,580,964	(11,441,052)	124,155	64,915,011
Carucci	1,263,780	294,882	(1,100,283)	16,043	5,928,835
Su	1,719,900	573,300	(597,360)	995,133	3,400,916
Allan	—	—	(970,249)	171,761	5,104,620
Creed	396,060	132,020	(389,201)	262,296	2,174,738

(1) Amounts in this column reflect amounts that were also reported as compensation in our Summary Compensation Table filed last year or would have been reported as compensation in our Summary Compensation Table last year if the executive were a named executive officer.

(2) Amounts in this column reflect the Company's contribution to the EID Program which is discussed beginning on page 71. The amounts represent the value of the matching contributions on RSUs awarded to executives and credited to their deferral account under the program in 2008 as a result of their election to defer their 2007 annual incentive award into RSUs.

(3) Amounts in this column reflect earnings during the last fiscal year on deferred amounts. All earnings are based on the investment alternatives offered under the EID Program described in the narrative above this table. Since these earnings are market based returns, they are not reported in the Summary Compensation Table.

(4) All amounts shown were distributed in accordance with the executive's deferral election, except in the case of the following amounts distributed to pay payroll taxes due upon vesting of RSUs under the EID Program during the year:

Novak	$ 68,703
Carucci	$ 6,986
Allan	$ 16,399
Creed	$ 15,039

(5) Amounts reflected in this column are the year-end balances for each executive under the EID Program. As required under SEC rules, below is the portion of the year-end balance for each executive which has previously been reported as compensation to the executive in the Company's Summary Compensation Table for 2008 and prior years or would have been reported as compensation if the executive had been a named executive officer in those previous years.

Novak	$30,821,265
Carucci	$ 4,638,520
Su	$ 4,215,900
Allan	$ 2,463,695
Creed	$ 1,958,565

The difference between these amounts and the amount of the year-end balance for each executive represents the total aggregate earnings accumulated under the program with respect to that compensation.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The information below describes and quantifies certain compensation that would become payable under existing plans and arrangements if the named executive's employment had terminated on December 31, 2008, given the named executive's compensation and service levels as of such date and, if applicable, based on the Company's closing stock price on that date. These benefits are in addition to benefits available generally to salaried employees, such as distributions under the Company's 401(k) Plan, retiree medical benefits, disability benefits and accrued vacation pay.

Due to the number of factors that affect the nature and amount of any benefits provided upon the events discussed below, any actual amounts paid or distributed may be different. Factors that could affect these amounts include the timing during the year of any such event, the Company's stock price and the executive's age.

Stock Options and SAR Awards. If one or more named executive officers terminated employment for any reason other than retirement, death, disability or following a change in control as of December 31, 2008, they could exercise the stock options and SARs that were exercisable on that date as shown at the Outstanding Equity Awards at Fiscal Year-End table on page 65, otherwise all options and SARs, pursuant to their terms, would have been forfeited and cancelled after that date. If the named executive had retired, died or become disabled as of December 31, 2008, exercisable stock options and SARs would remain exercisable through the term of the award. Except in the case of a change in control, described below, no stock options or SARs become exercisable on an accelerated basis. Benefits a named executive officer may receive on a change of control are discussed below.

Deferred Compensation. As described in more detail beginning at page 71, the named executives participate in the EID Program, which permits the deferral of salary and annual incentive compensation. The last column of the Nonqualified Deferred Compensation Table on page 73 reports each named executive's aggregate balance at December 31, 2008. The named executives are entitled to receive their vested amount under the EID Program in case of voluntary termination of employment. In the case of involuntary termination of employment, they are entitled to receive their vested benefit and the amount of the unvested benefit that corresponds to their deferral. In the case of death, disability or retirement after age 65, they or their beneficiaries are entitled to their entire account balance as shown in the last column of the Nonqualified Deferred Compensation table on page 73. The amounts they would have been entitled to in case of a voluntary or involuntary termination as of December 31, 2008 are as follows:

	Voluntary Termination ($)	Involuntary Termination ($)
Novak	64,797,153	64,797,153
Carucci	4,381,451	5,560,979
Su	3,357,375	3,357,375
Allan	5,104,620	5,104,620
Creed	715,459	1,243,539

Payouts to the executive under the EID Program would occur in accordance with the executive's elections. In the case of amounts deferred after 2002, such payments deferred until termination of employment or retirement will not begin prior to six months following the executive's termination of employment. Executives may receive their benefit in a lump sum payment or in installment payments for up to 20 years. Each of the named executive officers has elected to receive payments in a lump sum.

Pension Benefits. The Pension Benefits Table on page 67 describes the general terms of each pension plan in which the named executives participate, the years of credited service and the present value of the annuity payable to each named executive assuming termination of employment as of December 31, 2008. The table on page 69 provides the present value of the lump sum benefit payable to each named executive when they attain eligibility for Early Retirement (i.e., age 55 with 10 years of service) under the plans.

Life Insurance Benefits. For a description of the supplemental life insurance plans that provide coverage to the named executives, see the All Other Compensation Table on page 62. If the named executives had died on December 31, 2008, the survivors of Messrs. Novak, Carucci, Su, Allan and Creed would have received Company paid life insurance of $3,500,000, $1,283,000, $1,667,000, $1,667,000 and

$1,147,000, respectively, under this arrangement. Executives and all other salaried employees can purchase additional life insurance benefits up to a maximum combined company paid and additional life insurance of $3.5 million. This additional benefit is not paid or subsidized by the Company and, therefore, is not shown here.

Change in Control. Change in control severance agreements are in effect between YUM and certain key executives (including Messrs. Novak, Carucci, Su, Allan and Creed). These agreements are general obligations of YUM, and provide, generally, that if, within two years subsequent to a change in control of YUM, the employment of the executive is terminated (other than for cause, or for other limited reasons specified in the change in control severance agreements) or the executive terminates employment for Good Reason (defined in the change in control severance agreements to include a diminution of duties and responsibilities or benefits), the executive will be entitled to receive the following:

- a proportionate annual incentive assuming achievement of target performance goals under the bonus plan or, if higher, assuming continued achievement of actual Company performance until date of termination,
- a severance payment equal to two times the sum of the executive's base salary and the target bonus or, if higher, the actual bonus for the year preceding the change in control of the Company,
- outplacement services for up to one year following termination, and
- a "tax gross-up payment" which, in the event an executive becomes entitled to receive a severance payment and other severance benefits and such severance payment and benefits are subject to an excise tax, ensures the executive will be in the same after-tax position as if no excise tax had been imposed. (Except, however, where the severance payment to the executive will generate an excise tax but the total severance payment does not exceed by more than 10% the threshold for which the excise tax becomes payable, then no gross-up payment will be made and the executive's severance payment will be reduced to the threshold to ensure no excise tax is payable.)

In addition, to the payments described above under the agreements, upon a change of control:

- All stock options and SARs held by the executive will automatically vest and become exercisable.
- All RSUs under the Company's EID Program will vest.

The change in control severance agreements have a three-year term and are automatically renewable each January 1 for another three-year term. An executive whose employment is not terminated within two years of a change of control will not be entitled to receive any severance payments under the change in control severance agreements.

Generally, pursuant to the agreements, a change of control is deemed to occur:

(i) if any person acquires 20% or more of the Company's voting securities (other than securities acquired directly from the Company or its affiliates);

(ii) if a majority of the Directors as of the date of the agreement are replaced other than in specific circumstances; or

(iii) upon the consummation of a merger of the Company or any subsidiary of the Company other than (a) a merger where the Company's Directors immediately before the change in control constitute a majority of the directors of the resulting organization, or (b) a merger effected to implement a recapitalization of the Company in which no person is or becomes the beneficial owner of securities of the Company representing 20% or more of the combined voting power of the Company's then-outstanding securities.

If a change of control had occurred as of December 31, 2008, the following payments, or other benefits would have been made.

	Novak $	Carucci $	Su $	Allan $	Creed $
Annual Incentive	4,057,200	1,131,773	1,609,598	1,965,206	907,494
Severance Payment	12,285,784	3,877,560	4,989,800	4,781,900	2,294,000
Outplacement	25,000	25,000	25,000	25,000	25,000
Excise Tax and Gross-Up	—	1,524,746	—	—	—
Accelerated Vesting of Stock Options and SARs	3,537,577	776,853	917,087	1,449,398	1,142,164
Accelerated Vesting of RSU's	6,114,403	1,542,893	42,097	—	1,451,841
Forfeiture due to Modified Cap	—	—	—	(255,153)	—
Total	26,019,964	8,878,825	7,583,582	7,966,351	5,820,499

DIRECTOR COMPENSATION

As described more fully below, this table summarizes compensation paid to each non-employee director during 2008.

Name (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards ($) (c)	Option Awards ($)(1)(2) (d)	All Other Compensation ($)(3) (e)	Total ($) (f)
Dorman, Dave	—	135,000	30,854	2,000	167,854
Ferragamo, Massimo	—	135,000	30,854	—	165,854
Grissom, David	75,000	75,000	30,854	10,000	190,854
Hill, Bonnie	67,500	67,500	30,854	10,250	176,104
Holland, Bob	—	135,000	30,854	10,000	175,854
Langone, Ken	—	135,000	30,854	10,000	175,854
Linen, Jonathan	—	135,000	30,854	10,000	175,854
Nelson, Thomas	—	135,000	30,854	—	165,854
Ryan, Thomas	—	140,000	30,854	—	170,854
Trujillo, Jackie	—	135,000	30,854	10,000	175,854
Walter, Robert(4)	—	227,500	48,769	10,000	286,269

(1) Amounts in this column represent the compensation costs for financial accounting purposes for the year under FAS 123R for annual SARs granted in fiscal 2008. These amounts do not reflect amounts paid to or realized by the director for fiscal 2008. See the discussion of stock awards and option awards contained in Part II, Item 8, "Financial Statements and Supplementary Data" of the Annual Report in Notes to Consolidated Financial Statements at Note 16, "Stock Options and Stock Appreciation Rights."

(2) At December 31, 2008, the aggregate number of options and SARs awards outstanding for non-management directors was: Mr. Dorman 10,476 options, 11,927 SARs; Mr. Ferragamo 31,334 options, 11,927 SARs; Mr. Grissom 15,470 options, 11,927 SARs; Ms. Hill 15,176 options, 11,927 SARs; Mr. Holland 31,334 options, 11,927 SARs; Mr. Langone 0 options, 11,927 SARs; Mr. Linen 10,476 options, 11,927 SARs; Mr. Nelson 0 options, 17,107 SARs; Mr. Ryan 19,414 options, 11,927 SARs; Ms. Trujillo 26,422 options, 11,927 SARs; Mr. Walter 0 options, 5,494 SARs. Mr. Novak's and Mr. Su's outstanding awards are set forth on page 65.

(3) Represents amount of matching charitable contributions made on behalf of the director under the Company's matching gift program and/or the amount charitable contribution made in the director's name.

(4) Mr. Walter was elected to the Board in May 2008. The stock retainer and SAR award for 2008 shown above represent his pro rata stock retainer of $67,500 and SAR award of $17,915 for his service from May to November. In addition, he received a $25,000 stock award which is awarded to all new directors upon joining the Board, but is not paid until they leave the Board. In November 2008, he received the regular stock retainer of $135,000 and SAR award of $30,854 in consideration of his service on the Board for 2009.

The Company uses a combination of cash and stock-based incentive compensation to attract and retain qualified candidates to serve on the Board. In setting director compensation, the Company considers the significant amount of time that directors expend in fulfilling their duties to the Company as well as the skill level required by the Company of members of the Board. Board member compensation was scheduled for review in 2008; however, the Compensation Committee and the full Board determined that Board compensation increases would not be considered.

Employee Directors. Employee directors do not receive additional compensation for serving on the Board of Directors.

Non-Employee Directors Annual Compensation. Each director who is not an employee of YUM receives an annual stock grant retainer with a fair market value of $135,000 and an annual grant of vested SARs to buy $125,000 worth of YUM common stock at a price equal to its fair market value on the date of grant. Directors may elect to receive up to one-half of their stock retainer in cash. Directors may also defer payment of their retainers pursuant to the Directors Deferred Compensation Plan. Deferrals are invested in phantom Company stock and paid out in shares of Company stock. Deferrals may not be made for less than two years. In recognition of the added duties of these chairs, the Chairperson of the Audit Committee (Mr. Grissom in 2008) receives an additional $15,000 stock retainer annually and the Chairperson of the Compensation Committee (Mr. Ryan in 2008) receives an additional $5,000 stock retainer annually.

Initial Stock Grant upon Joining Board. Non-employee directors also receive a one-time stock grant with a fair market value of $25,000 on the date of grant upon joining the Board, distribution of which is deferred until termination from the Board.

Stock Ownership Requirements. Similar to executive officers, directors are subject to share ownership requirements. The directors' requirements provide that directors will not sell any of the Company's common stock received as compensation for service on the Board until the director has ceased being a member of the Board for one year.

Matching Gifts. To further YUM's support for charities, non-employee directors are able to participate in the YUM! Brands, Inc. Matching Gifts Program on the same terms as YUM's employees. Under this program, the YUM! Brands Foundation will match up to $10,000 a year in contributions by the director to a charitable institution approved by the YUM! Brands Foundation. At its discretion, the Foundation may match director contributions exceeding $10,000. In 2008, the Foundation matched $10,250 of Ms. Hill's contributions.

Insurance. We also pay the premiums on directors' and officers' liability and business travel accident insurance policies. The annual cost of this coverage is approximately $2.5 million. This is not included in the tables above as it is not considered compensation to the directors.

Proxy Statement

EQUITY COMPENSATION PLAN INFORMATION

The following table summarizes, as of December 31, 2008, the equity compensation plans under which we may issue shares of stock to our directors, officers and employees under the 1999 Long Term Incentive Plan ("1999 Plan"), the 1997 Long Term Incentive Plan (the "1997 Plan"), SharePower Plan and Restaurant General Manager Stock Option Plan ("RGM Plan").

Plan Category	Number of Securities To be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	34,420,478(1)	$ 20.35(2)	23,202,071(3)
Equity compensation plans not approved by security holders(4)	2,661,531	$ 22.50(2)	7,096,643
Total	37,082,009(1)	$ 20.55(2)	30,298,714(3)

(1) Includes 6,487,980 shares issuable in respect of RSUs, performance units and deferred units.

(2) Weighted average exercise price of outstanding options and SARs only.

(3) Includes 11,809,582 shares available for issuance of awards of stock units, restricted stock, restricted stock units and performance share unit awards under the 1999 Plan.

(4) Awards are made under the RGM Plan.

What are the key features of the 1999 Plan?

The 1999 Plan provides for the issuance of up to 70,600,000 shares of stock as non-qualified stock options, incentive stock options, SARs, restricted stock, restricted stock units, performance shares or performance units. Only our employees and directors are eligible to receive awards under the 1999 Plan. The purpose of the 1999 Plan is to motivate participants to achieve long range goals, attract and retain eligible employees, provide incentives competitive with other similar companies and align the interest of employees and directors with those of our shareholders. The 1999 Plan is administered by the Compensation Committee of the Board of Directors. The exercise price of a stock option grant or SAR under the 1999 Plan may not be less than the average market price of our stock on the date of grant for years prior to 2008 or the closing price of our stock on the date of the grant beginning in 2008, and no options or SARs may have a term of more than ten years. The options and SARs that are currently outstanding under the 1999 Plan generally vest over a one to four year period and expire ten years from the date of the grant. The 1999 Plan was approved by the shareholders in May 1999, and they approved the plan as amended in 2003 and again in 2008.

What are the key features of the 1997 Plan?

The 1997 Plan provides for the issuance of up to 45,000,000 shares of stock. Effective January 1, 2002, only restricted shares could be issued under this plan. This plan is utilized with respect to payouts on shares from our deferral plans and was originally approved by PepsiCo, Inc. as the sole shareholder of the Company in 1997, prior to the spin-off of the Company from PepsiCo, Inc. on October 6, 1997.

What are the key features of the SharePower Plan?

The SharePower Plan provides for the issuance of up to 28,000,000 shares of stock. The SharePower Plan allows us to award non-qualified stock options, stock appreciation rights ('SARs'), restricted stock and restricted stock units. Employees, other than executive officers, are eligible to receive awards under the SharePower Plan. The SharePower Plan is administered by the Compensation Committee of the Board of Directors. The exercise price of a stock or SAR option grant under the SharePower Plan may not be less than the closing price of our stock on the date of the grant and no option or SAR may have a term of more than ten years. The options that are currently outstanding under the SharePower Plan generally vest over a one to four year period beginning on the date of grant. The SharePower Plan was originally approved by PepsiCo, Inc. as the sole shareholder of the Company in 1997, prior to the spin-off of the Company from PepsiCo, Inc. on October 6, 1997.

What are the key features of the RGM Plan?

The RGM Plan provides for the issuance of up to 30,000,000 shares of common stock at a price equal to or greater than the closing price of our stock on the date of grant. The RGM Plan allows us to award non-qualified stock options, stock appreciation rights, restricted stock and restricted stock units. Employees, other than executive officers, are eligible to receive awards under the RGM Plan. The purpose of the RGM Plan is (i) to give restaurant general managers ('RGMs') the opportunity to become owners of stock, (ii) to align the interests of RGMs with those of YUM's other shareholders, (iii) to emphasize that the RGM is YUM's #1 leader, and (iv) to reward the performance of RGMs. In addition, the Plan provides incentives to Area Coaches, Franchise Business Leaders and other supervisory field operation positions that support RGMs and have profit and loss responsibilities within a defined region or area. While all non-executive officer employees are eligible to receive awards under the RGM plan, all awards granted have been to RGMs or their direct supervisors in the field. Grants to RGMs generally have four year vesting and expire after ten years. The RGM Plan is administered by the Compensation Committee of the Board of Directors, and the Compensation Committee has delegated its responsibilities to the Chief People Officer of the Company. The Board of Directors approved the RGM Plan on January 20, 1998.

AUDIT COMMITTEE REPORT

Who serves on the Audit Committee of the Board of Directors?

The members of the Audit Committee are J. David Grissom, Chair, Robert Holland, Jr., Kenneth G. Langone, Jonathan S. Linen and Thomas C. Nelson.

The Board of Directors has determined that each member of the Committee is "independent" within the meaning of the applicable rules of both the NYSE and the SEC. The Board of Directors has also determined that each member of the Committee is financially literate, as defined under the rules of the NYSE. All Committee members likely have accounting or related financial management expertise as such qualifications are defined under the rules of the NYSE. The Board determined that J. David Grissom has such accounting or related financial management expertise. In addition, the Board determined that J. David Grissom is an "audit committee financial expert" within the meaning of the rules of the SEC.

What document governs the activities of the Audit Committee?

The Audit Committee operates under a written charter adopted by the Board of Directors. The Committee's responsibilities are set forth in this charter, which was amended and restated effective March 27, 2009 The charter is reviewed by management at least annually, and any recommended changes are presented to the Audit Committee for review and approval. The charter is available on our Web site at *www.yum.com/investors/governance*.

What are the responsibilities of the Audit Committee?

Proxy Statement

The Audit Committee assists the Board in fulfilling its responsibilities for general oversight of the integrity of the Company's financial statements, the adequacy of the Company's system of internal controls and procedures and disclosure controls and procedures, the Company's risk management, the Company's compliance with legal and regulatory requirements, the independent auditors' qualifications and independence and the performance of the Company's internal audit function and independent auditors. The Committee has sole authority over the selection of the Company's independent auditors and manages the Company's relationship with its independent auditors (who report directly to the Committee). The Committee has the authority to obtain advice and assistance from outside legal, accounting or other advisors as the Committee deems necessary to carry out its duties and receive appropriate funding, as determined by the Committee, from the Company for such advice and assistance.

The Committee met 9 times during 2008. The Committee schedules its meetings with a view to ensuring that it devotes appropriate attention to all of its tasks. The Committee's meetings generally include private sessions with the Company's independent auditors and with the Company's internal auditors, in each case without the presence of the Company's management, as well as executive sessions consisting of only Committee members. The Committee also meets with senior management from time to time. In addition to the scheduled meetings, senior management confers with the Committee or its Chair from time to time, as senior management deems advisable or appropriate, in connection with issues or concerns that arise throughout the year.

Management is responsible for the Company's financial reporting process, including its system of internal control over financial reporting, and for the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the U.S. The Company's independent auditors are responsible for auditing those financial statements in accordance with professional standards and expressing an opinion as to their material conformity with U.S. generally accepted accounting principles and for auditing the effectiveness of the Company's internal control over financial reporting. The Committee's responsibility is to monitor and review the Company's financial reporting process and discuss management's report on the Company's internal control over financial reporting. It is not the Committee's duty or responsibility to conduct audits or accounting reviews or procedures. The Committee has relied, without independent verification, on management's representation that the financial statements have been prepared with integrity and objectivity and in conformity with accounting principles generally accepted in the U.S. and on the opinion of the independent auditors included in their report on the Company's financial statements. The Committee has also relied, without independent verification, on management's representation that the Company's internal control over financial reporting is effective and on the opinion of the independent auditors included in their report on the Company's internal control over financial reporting.

What matters have members of the Audit Committee discussed with management and the independent auditors?

As part of its oversight of the Company's financial statements, the Committee reviews and discusses with both management and the Company's independent auditors all annual and quarterly financial statements prior to their issuance. During 2008, management advised the Committee that each set of financial statements reviewed had been prepared in accordance with accounting principles generally accepted in the U.S., and reviewed significant accounting and disclosure issues with the Committee. These reviews include discussions with the independent auditors of matters required to be discussed pursuant to *Statement on Auditing Standards No. 61 (Communication with Audit Committees)*, including the quality (not merely the acceptability) of the Company's accounting principles, the reasonableness of significant judgments, the clarity of disclosures in the financial statements and disclosures related to critical accounting practices. The Committee has also discussed with KPMG LLP matters relating to its independence, including a review of audit and non-audit fees and the written disclosures and letter received from KPMG LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding KPMG LLP's communications with the Committee concerning independence. The Committee also considered whether non-audit services provided by the independent auditors are compatible with the independent auditors' independence. The Committee also received regular updates, and written summaries as required by the PCAOB rules (for tax services), on the amount of fees and scope of audit, audit-related and tax services provided.

In addition, the Committee reviewed key initiatives and programs aimed at strengthening the effectiveness of the Company's internal and disclosure control structure. As part of this process, the Committee continued to monitor the scope and adequacy of the Company's internal auditing program, reviewing staffing levels and steps taken to implement recommended improvements in internal procedures and controls. The Committee also reviews and discusses legal and compliance matters with management, and, as necessary or advisable, the Company's independent auditors.

Has the Audit Committee made a recommendation regarding the audited financial statements for fiscal 2008?

Based on the Committee's discussions with management and the independent auditors and the Committee's review of the representations of management and the report of the independent auditors to the Board of Directors, and subject to the limitations on the Committee's role and responsibilities referred to above and in the Audit Committee Charter, the Committee recommended to the Board of Directors that it include the audited consolidated financial statements in the Company's Annual Report on Form 10-K for the fiscal year ended December 27, 2008 for filing with the SEC.

Who prepared this report?

This report has been furnished by the members of the Audit Committee:

J. David Grissom, Chairperson
Kenneth G. Langone
Thomas C. Nelson
Robert Holland, Jr.
Jonathan S. Linen

ADDITIONAL INFORMATION

Who pays the expenses incurred in connection with the solicitation of proxies?

Expenses in connection with the solicitation of proxies will be paid by us. Proxies are being solicited principally by mail, by telephone and through the Internet. We have retained Georgeson Inc. to act as a proxy solicitor for a fee estimated to be $10,000, plus reimbursement of out-of-pocket expenses. In addition, our directors, officers and regular employees, without additional compensation, may solicit proxies personally, by e-mail, telephone, fax or special letter. We will reimburse brokerage firms and others for their expenses in forwarding proxy materials to the beneficial owners of our shares.

How may I elect to receive shareholder materials electronically and discontinue my receipt of paper copies?

YUM shareholders with shares registered directly in their name who received shareholder materials in the mail may elect to receive future annual reports and proxy statements from us and to vote their shares through the Internet instead of receiving copies through the mail. We are offering this service to provide shareholders with added convenience and to reduce Annual Report printing and mailing costs.

To take advantage of this option, shareholders must subscribe to one of the various commercial services that offer access to the Internet. Costs normally associated with electronic access, such as usage and telephone charges, will be borne by the shareholder.

To elect this option, go to *www.amstock.com*, click on Shareholder Account Access, log-in and locate the option to Receive Company Mailing via e-mail. Shareholders who elect this option will be notified by mail how to access the proxy materials and how to vote their shares on the Internet or by phone.

If you consent to receive future proxy materials electronically, your consent will remain in effect unless it is withdrawn by writing our Transfer Agent, American Stock Transfer and Trust Company, 59 Maiden Lane, New York, NY 10038 or by logging onto our Transfer Agent's Web site at *www.amstock.com* and following the applicable instructions. Also, while this consent is in effect, if you decide you would like to receive a hard copy of the proxy materials, you may call, write or e-mail American Stock Transfer and Trust Company.

I share an address with another shareholder, and we received only one paper copy of the proxy materials. How may I obtain an additional copy of the proxy materials?

The Company has adopted a procedure called "householding" which has been approved by the SEC. The Company and some brokers household proxy materials, delivering a single Notice and, if applicable, this proxy statement and Annual Report, to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders or they participate in electronic delivery of proxy materials. Shareholders who participate in householding will continue to access and receive separate proxy cards. This process will help reduce our printing and postage fees, as well as save natural resources. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement, or if you are receiving multiple copies of the proxy statement and wish to receive only one, please notify your broker if your shares are held in a brokerage account or us if you hold registered shares. You can notify us by sending a written request to YUM! Brands, Inc., Investor Relations, 1441 Gardiner Lane, Louisville, KY 40213 or by calling Investor Relations at 1 (888) 439-4986 or by sending an e-mail to yum.investor@yum.com.

May I propose actions for consideration at next year's Annual Meeting of Shareholders or nominate individuals to serve as directors?

Under the rules of the SEC, if a shareholder wants us to include a proposal in our proxy statement and proxy card for presentation at our 2010 Annual Meeting of Shareholders, the proposal must be received by us at our principal executive offices at YUM! Brands, Inc., 1441 Gardiner Lane, Louisville,

Kentucky 40213 by December 8, 2009. The proposal should be sent to the attention of Corporate Secretary.

Under our By-laws, certain procedures are provided that a shareholder must follow to nominate persons for election as directors or to introduce an item of business at an Annual Meeting of Shareholders. These procedures provide that nominations for director nominees and/or an item of business to be introduced at an Annual Meeting of Shareholders must be submitted in writing to our Corporate Secretary at our principal executive offices. We must receive the notice of your intention to introduce a nomination or to propose an item of business at our 2010 Annual Meeting no later than 90 days in advance of the 2010 Annual Meeting if it is being held within 30 days before or after the anniversary of the date (May 21, 2009) of this year's Meeting. For any other meeting, the nomination or item of business must be received by the tenth day following the date of public disclosure of the date of the meeting.

Our Annual Meeting of Shareholders is generally held on the third Thursday of May. Assuming that our 2010 Annual Meeting is held on schedule, we must receive notice of your intention to introduce a nomination or other item of business at that meeting by February 22, 2010.

The nomination must contain the following information about the nominee:

- name;
- age;
- business and residence addresses;
- principal occupation or employment;
- the number of shares of common stock beneficially owned by the nominee;
- a description of all arrangements or understandings between such shareholder and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are to be made by such shareholder;
- a representation that such shareholder intends to appear in person or by proxy at the Annual Meeting to nominate the persons named in its notice;
- the information that would be required under the rules of the SEC in a proxy statement soliciting proxies for the election of such nominee as a director; and
- a signed consent of the nominee to serve as a director of the Company, if elected.

Notice of a proposed item of business must include:

- a brief description of the substance of, and the reasons for conducting, such business at the Annual Meeting;
- the shareholder's name and address as they appear on our records;
- the number of shares of common stock beneficially owned by the shareholder (with supporting documentation where appropriate);
- any material interest of the shareholder in such business;
- a description of all arrangements or understandings between such shareholder and any other person or persons (including their names) in connection with the proposal of such business by such shareholder and any material interest of such shareholder in such business; and
- a representation that such shareholder intends to appear in person or by proxy at the Annual Meeting to bring such business before the meeting.

The Board is not aware of any matters that are expected to come before the 2009 Annual Meeting other than those referred to in this proxy statement. If any other matter should come before the Annual Meeting, the individuals named on the form of proxy intend to vote the proxies in accordance with their best judgment.

The chairman of the Meeting may refuse to allow the transaction of any business, or to acknowledge the nomination of any person, not made in compliance with the foregoing procedures.

Bylaw Provisions. You may contact YUM's Corporate Secretary at the address mentioned above for a copy of the relevant Bylaw provisions regarding the requirements for making shareholder proposals and nominating director candidates.

YUM! BRANDS, INC.
EXECUTIVE INCENTIVE COMPENSATION PLAN

SECTION 1
GENERAL

1.1. *Purpose.* The purpose of the Yum! Brands, Inc. Executive Incentive Plan (the "Plan") is to promote the interests of Yum! Brands, Inc. (the "Company" or "Yum") and its shareholders by (i) motivating executives, by means of performance-related incentives, to achieve financial goals; (ii) attracting and retaining executives of outstanding ability; (iii) strengthening the Company's capability to develop, maintain and direct a competent executive staff; (iv) providing annual incentive compensation opportunities which are competitive with those of other major corporations; and (v) enabling executives to participate in the growth and financial success of the Company.

1.2. *Participation.* Subject to the terms and conditions of the Plan, the Committee shall determine and designate, from time to time, from among the Eligible Employees, those persons who will be granted one or more Awards under the Plan, and thereby become "Participants" in the Plan.

1.3. *Definitions.* Capitalized terms in the Plan shall be defined as set forth in the Plan (including the definition provisions of Section 7 of the Plan).

SECTION 2
AWARDS

2.1. *Grant of Awards.*

(a) For any Performance Period, the Committee shall determine and designate those Eligible Employees (if any) who shall be granted Awards for the period, and shall establish, with respect to each Award, (i) a Target Amount, expressed as a percentage of the recipient's base salary for such Performance Period; (ii) the performance goal(s) for the Performance Period with respect to the Award; (iii) the payments to be earned with respect to various levels of achievement of the performance goal(s) for the Performance Period; and (iv) whether the Award is intended to satisfy the requirements for Performance-Based Compensation. For any Performance Period for which Awards are granted, the Committee shall create the Award Schedule, and the determinations required for Awards intended to be Performance-Compensation shall be made at the time necessary to comply with such requirements. The grant of an Award to any Eligible Employee for any Performance Period shall not bestow upon such Eligible Employee the right to receive an Award for any other Performance Period.

(b) The performance goal(s) to be established with respect to the grant of any Awards shall be based upon on any one or more of the following measures: cash flow, earnings per share, return on operating assets, return on equity, operating profit, net income, revenue growth, Company or system sales, shareholder return, gross margin management, market share improvement, market value added, restaurant development, customer satisfaction or economic value added. Such goals may be particular to a line of business, Subsidiary, or other unit or may be based on the Company or franchise system generally.

2.2. *Determination of Award Amount.* Payment with respect to Awards for each Participant for a Performance Period shall be determined in accordance with the Award Schedule established by the Committee, subject to the following:

(a) Prior to the payment with respect to any Award designated as intended to satisfy the requirements for Performance-Based Compensation, the Committee shall certify the attainment of the performance goal(s) and any other material terms.

(b) In the sole discretion of the Committee, the Award for each Participant may be limited to the Participant's Target Amount multiplied by the percent attainment (determined in accordance with the applicable Award Schedule), subject to the following:

(i) Subject to Section 3 and the provisions of this subsection 2.2, the Committee may adjust such Award for individual performance on the basis of such quantitative and qualitative performance measures and evaluations as it deems appropriate. The Committee may make such adjustments as it deems appropriate in the case of any Participant whose position with the Company has changed during the applicable Performance Period.

(ii) The Committee shall have the discretion to adjust performance goals and the methodology used to measure the determination of the degree of attainment of such goals; provided, however, that, to the extent required by the requirements applicable to Performance-Based Compensation, any Award designated as intended to satisfy the requirements for Performance-Based Compensation may not be adjusted under this paragraph (b) or otherwise in a manner that increases the value of such Award. Except as otherwise provided by the Committee, the Committee shall retain the discretion to adjust such Awards in a manner that does not increase such Awards.

(c) Notwithstanding any other provision of the Plan, in no event will a Participant become eligible for payment for an Award for any calendar year in excess of $10,000,000.

(d) No segregation of any moneys or the creation of any trust or the making of any special deposit shall be required in connection with any Awards made or to be made under the Plan.

2.3. *Payment of Awards.* Subject to Sections 2.5 and 3, the amount earned with respect to any Award shall be paid in cash at such time as is determined by the Committee; provided, however, that unless otherwise provided by the Committee, such payment shall be made no later than the fifteenth day of the third month of the calendar year following the calendar year in which the applicable Performance Period ends. If a Participant to whom an Award has been made dies prior to the payment of the Award, such payment shall be delivered to the Participant's legal representative or to such other person or persons as shall be determined by the Committee. The Company shall have the right to deduct from all amounts payable under the Plan any taxes required by law to be withheld with respect thereto; provided, however, that to the extent provided by the Committee, any payment under the Plan may be deferred and to the extent deferred, may be credited with an interest or earnings factor as determined by the Committee.

2.4. *Return of Overpayments.* If the amount paid with respect to an Award granted after December 31, 2008 is based on the attainment of a level of objective performance goals that is later determined to have been inaccurate, such inaccuracy was caused by misconduct by an employee of the Company or a Subsidiary, and as a result the amount paid with respect to the Award is greater than it should have been, then:

(1) The Participant (regardless of whether then employed) whose misconduct caused the inaccuracy will be required to repay the excess.

(2) The Committee administering the Plan may require an active or former Participant (regardless of whether then employed) to repay the excess previously received by that Participant if the Committee concludes that the repayment is necessary to prevent the Participant from unfairly benefiting from the inaccuracy. However, repayment under this paragraph (2) shall apply to an active or former Participant only if the Committee reasonably determines that, prior to the time the amount was paid (or, if payment of the amount is electively deferred by the Participant, at the time the amount would have been paid in the absence of the deferral), such Participant knew or should have known that the amount was greater than it should have been by reason of the inaccuracy. Further, the amount to be repaid by the Participant may not be greater than the excess of (i) the amount paid to the Participant over (ii) the amount that would have been paid to a Participant in the absence of the

inaccuracy, provided that, in determining the amount under this clause (ii), the Committee may take into account only the inaccuracy of which the Participant knew or should have known, and which the Participant knew or should have known was caused by misconduct.

Instead of (or in addition to) requiring repayment, the Committee may adjust a Participant's future compensation and the Company and/or Subsidiary shall be entitled to set-off against the amount of any such gain any amount owed to the Participant by the Company and/or Subsidiary. For this purpose, the term "misconduct" means fraudulent or illegal conduct or omission that is knowing or intentional. However, the foregoing provisions of this subsection 2.4 shall not apply to any reductions in Awards made after a Change in Control (as defined in the Yum! Brands, Inc. Long Term Incentive Plan) to the extent that Awards were granted before a Change in Control.

2.5 *Termination of Employment.* Except to the extent otherwise provided by the Committee, if a Participant's Date of Termination with respect to any Award occurs prior to the last day of the Performance Period for the Award, then, except in the case of death, disability or normal retirement (determined in accordance with the qualified retirement plans of the Company) or except as provided in Section 3, the Participant shall forfeit the Award. Except to the extent otherwise provided by the Committee, if a Participant's Date of Termination due to the death or disability occurs prior to the last day of the Performance Period for the Award, then the amount earned with respect to any such Award for the applicable Performance Period shall be determined by the Committee in its sole discretion and shall be paid in cash as soon as administratively possible following such Date of Termination; provided, however, that such payment shall be made no later than the fifteenth day of the third month of the calendar year following the calendar year in which the Date of Termination occurs. Except to the extent otherwise provided by the Committee, if a Participant's Date of Termination due to the retirement of the Participant occurs prior to the last day of the Performance Period for the Award, then the amount earned with respect to any such Award for the applicable Performance Period shall be determined in accordance with Section 2.2 and paid out at the time specified in Section 2.3.

SECTION 3
CHANGE IN CONTROL
BENEFITS ON CHANGE IN CONTROL.

Except to the extent otherwise provided by the Committee, within ten (10) business days following the occurrence of a Change in Control (as defined in the Yum! Brands, Inc. Long Term Incentive Plan), each individual who has been granted an Award pursuant to the Plan shall be paid an amount equal to (I) to the greater of (A) the Participant's target award for the period in which the Change in Control occurs and (B) the award the Participant would have earned for such period, assuming continued achievement of the relevant performance goals at the rate achieved as of the date of the Change in Control, multiplied by (II) a fraction the numerator of which is the number of days in the Performance Period which have elapsed as of the Change in Control, and the denominator of which is the number of days in the Performance Period. Any former Participant in the Plan who was granted an Award pursuant to the Plan for the period in which the Change in Control occurs and whose employment with the Company was involuntarily terminated (other than for cause) during a Potential Change in Control (as defined in the Yum! Brands, Inc. Long Term Incentive Plan) and within one year preceding the occurrence of a Change in Control shall likewise be paid the amount of such annual incentive award as if Yum had fully achieved the applicable performance target(s) for the Performance Period in which the Change in Control occurs paid within ten (10) business days following the occurrence of the applicable Change in Control.

SECTION 4
MISCELLANEOUS

4.1. *Transferability.* Any payment to which a Participant may be entitled under the Plan shall be free from the control or interference of any creditor of such Participant and shall not be subject to attachment or susceptible of anticipation or alienation. The interest of a Participant shall not be transferable except by will or the laws of descent and distribution.

4.2. *No Right To Participate; Employment.* Neither the adoption of the Plan nor any action of the Committee shall be deemed to give any Eligible Employee any right to be designated as a Participant under the Plan. Further, nothing contained in the Plan, nor any action by the Committee or any other person hereunder, shall be deemed to confer upon any Eligible Employee any right of continued employment with the Company or any Subsidiary or Affiliate or to limit or diminish in any way the right of the Company or any Subsidiary or Affiliate to terminate his or her employment at any time with or without cause.

4.3. *Nonexclusivity of the Plan.* This Plan is not intended to and shall not preclude the Board from adopting, continuing, amending or terminating such additional compensation arrangements as it deems desirable for Participants under this Plan, including, without limitation, any thrift, savings, investment, stock purchase, stock option, profit sharing, pension, retirement, insurance or other incentive plan.

SECTION 5
COMMITTEE

5.1. *Administration.* The authority to control and manage the operation and administration of the Plan shall be vested in a committee (the "Committee") in accordance with this subsection 5.1. The Committee shall be selected by the Board, and shall consist solely of two or more non-employee members of the Board.

5.2. *Powers of Committee.* The Committee's administration of the Plan shall be subject to the following:

(a) Subject to the provisions of the Plan, the Committee will have the authority and discretion to select from among the Eligible Employees those persons who shall receive Awards, to determine the time or times of payment with respect to the Awards, to establish the terms, conditions, performance goals, restrictions, and other provisions of such Awards, and (subject to the restrictions imposed by Section 6) to cancel or suspend Awards.

(b) The Committee will have the authority and discretion to interpret the Plan, to establish, amend, and rescind any rules and regulations relating to the Plan, to determine the terms and provisions of any Award made pursuant to the Plan, and to make all other determinations that may be necessary or advisable for the administration of the Plan.

(c) Any interpretation of the Plan by the Committee and any decision made by it under the Plan is final and binding on all persons.

(d) In controlling and managing the operation and administration of the Plan, the Committee shall take action in a manner that conforms to the articles and by-laws of the Company, and applicable state corporate law.

5.3. *Delegation by Committee.* Except to the extent prohibited by applicable law and except as may otherwise be required for Awards intended to be Performance-Based Compensation, the Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it. Any such allocation or delegation may be revoked by the Committee at any time. Until action to the contrary is taken by the Board or Committee, the Committee's authority with respect to matters concerning Participants below the Partners Council or Executive Officer level is delegated to the Chief Executive Officer and the Chief People Officer of the Company.

5.4. *Information to be Furnished to Committee.* The Company, the Subsidiaries, and the Affiliates shall furnish the Committee with such data and information as it determines may be required for it to discharge its duties. The records of the Company, the Subsidiaries, and the Affiliates as to an employee's or Participant's employment, termination of employment, leave of absence, reemployment and compensation shall be conclusive on all persons unless determined to be incorrect. Participants and other persons entitled to benefits under the Plan must furnish the Committee such evidence, data or information as the Committee considers desirable to carry out the terms of the Plan.

SECTION 6
AMENDMENT AND TERMINATION

The Board may, at any time, amend or terminate the Plan, provided that no amendment or termination may, in the absence of written consent to the change by the affected Participant (or, if the Participant is not then living, the affected beneficiary), adversely affect the rights of any Participant or beneficiary under any Award granted under the Plan prior to the date such amendment is adopted by the Board.

SECTION 7
DEFINED TERMS

In addition to the other definitions contained herein, the following definitions shall apply for purposes of the Plan:

(a) "Affiliate" means any corporation or other entity which is not a Subsidiary but as to which the Company possesses a direct or indirect ownership interest and has power to exercise management control.

(b) "Award" with respect to a Performance Period means a right to receive cash payments that are contingent on the achievement of performance goals determined in accordance with Section 2.

(c) "Award Schedule" means the schedule created by the Committee for any Performance Period that sets forth the performance goals and the amounts (or the formula for determining the amounts) of any payments earned pursuant to the Awards granted for that period.

(d) "Beneficial Owner" shall have the meaning set forth in Rule 13d-3 under the Exchange Act of 1934, as amended from time to time, except that a Person shall not be deemed to be the Beneficial Owner of any securities which are properly filed on a Form 13-G.

(e) "Board" means the Board of Directors of the Company.

(f) A Participant's "Date of Termination" with respect to any Award shall be the first day occurring on or after the Grant Date for the Award on which the Participant is not employed by the Company, any Subsidiary, or any Affiliate, regardless of the reason for the termination of employment; provided that a termination of employment shall not be deemed to occur by reason of a transfer of the Participant between the Company and a Subsidiary or an Affiliate, between a Subsidiary and an Affiliate, or between two Subsidiaries or Affiliates; and further provided that the Participant's employment shall not be considered terminated while the Participant is on a leave of absence from the Company, a Subsidiary, or an Affiliate approved by the Participant's employer. If, as a result of a sale or other transaction, the Participant's employer ceases to be a Subsidiary or Affiliate (and the Participant's employer is or becomes an entity that is separate from the Company), and the Participant is not, at the end of the 30-day period following the transaction, employed by the Company or an entity that is then a Subsidiary or Affiliate, then the occurrence of such transaction shall be treated as the Participant's Date of Termination caused by the Participant being discharged by the employer.

(g) "Eligible Employee" means any member of the Partners Council or other member of senior management of the Company.

(h) "Grant Date" with respect to any Award for any Participant means the date on which the Award is granted to the Participant in accordance with subsection 2.1.

(i) "Participant" means an Eligible Employee who is selected by the Committee to receive one or more Awards under the Plan.

(j) "Performance-Based Compensation" means amounts satisfying the applicable requirements imposed by section 162(m) of the Internal Revenue Code of 1986, as amended, and the regulations thereunder, with respect to that term.

(k) "Performance Period" with respect to any Award means the period over which achievement of performance goals is to be measured, as established by the Committee at or prior to the Grant Date of the Award.

(l) "Person" shall have the meaning given in Section 3(a)(9) of the Exchange Act of 1934, as amended, as modified and used in Section 13(d) and 14(d) thereof, except that such term shall not include (i) the Company or any of its Affiliates, (ii) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or any of its Subsidiaries, (iii) an underwriter temporarily holding securities pursuant to an offering of such securities, or (iv) a corporation owned, directly or indirectly, by the shareholders of the Company in substantially the same proportions as their ownership of stock of the Company.

(m) "Subsidiary" means any corporation partnership, joint venture or other entity during any period in which at least a fifty percent voting or profits interest is owned, directly or indirectly, by the Company (or by any entity that is a successor to the Company), and any other business venture designated by the Committee in which the Company (or any entity that is a successor to the Company) has a significant interest, as determined in the discretion of the Committee.

(n) "Target Amount" means the percentage of a Participant's base salary for a Performance Period as established by the Committee pursuant to subsection 2.1.

YUM! Brands, Inc.

Charter of the Audit Committee of the Board of Directors

(As Amended and Restated Effective as of March 27, 2009)

I. Name

There will be a committee of the Board of Directors (the "Board") of YUM! Brands, Inc. (the "Company") to be known as the Audit Committee (the "Committee").

II. Committee Purpose

The Committee is appointed by the Board to assist the Board in its oversight of: (A) the integrity of the financial statements of the Company, (B) the Company's compliance with legal and regulatory requirements, (C) the Company's system of internal controls and procedures and disclosure controls and procedures, (D) the independent auditors' qualifications and independence, and (E) the performance of the Company's internal audit function and independent auditors. The Committee shall have responsibility and authority with respect to the matters set forth in this charter for the Company and its subsidiaries.

III. Committee Membership

1. The Committee shall have at least three (3) members at all times, each of whom shall satisfy the applicable independence, experience and financial expertise/literacy requirements of the New York Stock Exchange ("NYSE") and Section 10A of the Securities Exchange Act of 1934, as amended by the Sarbanes-Oxley Act of 2002, and the rules promulgated thereunder.
2. The Board shall appoint the members of the Committee annually, and shall designate the Chairman of the Committee. Each member of the Committee shall serve until the earlier to occur of the date he or she is replaced by the Board, resigns from the Committee or resigns from the Board. The Board shall have the power at any time to change the membership of the Committee and to fill vacancies in it, subject to such new member(s) satisfying the applicable independence, experience and financial expertise/literacy requirements referred to above. Except as expressly provided in this charter or the by-laws of the Company or the Corporate Governance Guidelines of the Company, or as otherwise provided by law or the rules of the NYSE, the Committee shall fix its own rules of procedure.
3. No Director may serve as a member of the Committee if he or she serves on the audit committee of more than three public companies unless the Board determines that such simultaneous service would not impair his or her ability to effectively serve on the Committee, and discloses this determination in the Company's annual proxy statement. No member of the Committee may receive any compensation from the Company other than Director's fees, which may be received in cash, stock options or other in-kind consideration.

IV. Meetings of Committee

1. The Committee shall meet at least four (4) times each fiscal year, and at such other times as are necessary to perform the functions described in this charter. The Committee shall maintain minutes or other records of its meetings and activities, and shall make regular reports to the Board.

2. The Committee may request any officer or employee of the Company or the Company's outside counsel or independent auditors to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

V. *Committee Authority and Responsibilities*

1. The Committee shall have the authority, to the extent it deems necessary or appropriate, to retain special legal, accounting or other consultants to advise the Committee and assist in carrying out its duties, and to conduct or authorize investigations into any matters within its scope of responsibilities. The Company shall provide for payment for such services and investigations, as determined by the Committee.

2. The Committee shall meet periodically by itself, with management, with the internal auditors and with the independent auditors in separate executive sessions in furtherance of its purposes.

3. The Committee shall, with the assistance of management, the independent auditors and legal counsel, as the Committee deems appropriate, review and evaluate, at least annually, this charter and the Committee's performance, and report and make appropriate recommendations to the Board with respect thereto.

4. The Committee shall prepare the report required by the rules of the Securities and Exchange Commission ("SEC") to be included in the Company's annual proxy statement. The Committee shall ensure inclusion of its then current charter in its annual proxy statement at least once every three years in accordance with regulations of the SEC.

5. In performing its functions, the Committee shall undertake those additional tasks and responsibilities that, in its judgment, would most effectively contribute to and implement the purposes of the Committee. The following functions will be periodically performed by the Committee in carrying out its oversight responsibility:

   A. Review and discuss with management and the independent auditors, as applicable,

      (i) critical accounting policies and practices and major issues regarding accounting principles and financial statement presentations, including any significant changes or choices in the Company's application of accounting principles;

      (ii) management's process for assessing the effectiveness of internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002, including any significant deficiencies or material weaknesses identified and any special audit steps adopted in light of material control deficiencies;

      (iii) management's report on its assessment of the effectiveness of internal controls over financial reporting as of the end of each fiscal year and the independent auditors' report on the effectiveness of internal control over financial reporting;

      (iv) any changes in internal control over financial reporting that have materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting that are required to be disclosed;

      (v) analyses prepared by management or the independent auditors setting forth significant financial reporting issues, estimates and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative accounting treatments of financial information within accounting principles generally accepted in the United States of America ("GAAP");

      (vi) any management letter provided by the independent auditors and the Company's response to that letter;

(vii) other material written communications between the independent auditors and management,

(viii) any problems, difficulties or differences encountered in the course of the audit work, including any disagreements with management or restrictions on the scope of the independent auditors' activities or on access to requested information and management's response thereto; and

(ix) the effect of evolving regulatory and accounting issues, as well as off-balance sheet arrangements, on the financial statements of the Company.

B. Discuss generally with management earnings press releases, as well as the types of financial information and earnings guidance provided to analysts and rating agencies.

C. Discuss with management the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company's risk assessment and risk management policies.

D. Review at least annually the exceptions noted in the reports to the Audit Committee by the internal and independent auditors, and the progress made in responding to the exceptions.

E. Discuss with management and the independent auditors any accounting adjustments that were noted or proposed by the independent auditors but were passed as immaterial or otherwise.

F. Review with management and the General Counsel the Company's system for assessing whether the Company's financial statements, reports and other financial information required to be disseminated to the public and filed with governmental organizations satisfy the requirements of the SEC and NYSE.

G. Establish policies for the Company's hiring of employees or former employees of the independent auditors who were engaged on the Company's account.

H. Review related party transactions and potential conflict of interest situations where appropriate.

I. Review the Company's accounting and financial management succession planning.

J. Ensure that the Company maintains an internal audit function.

K. Discuss with the independent auditors the internal audit department and its audit plan, responsibilities, budget and staffing.

L. Establish procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and (ii) the confidential, anonymous submission by Company employees of concerns regarding questionable accounting or auditing matters.

M. Review disclosures made by the Company's principal executive officer or officers and principal financial officer or officers regarding compliance with their certification obligations as required under the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder, including the Company's evaluation of the effectiveness of the design and operation of disclosure controls and procedures.

6. The Committee shall review and consider other matters in relation to the financial affairs of the Company and its accounts, and in relation to the internal and external audit of the Company as the Committee may, in its discretion, determine to be advisable.

VI. Oversight of Independent Auditors

1. The Committee shall have the sole authority to appoint or replace the independent auditors, and shall approve in advance all audit and non-audit engagement fees and terms with the independent auditors. The Committee shall consult with management but shall not delegate these responsibilities, except that pre-approvals of non-audit services may be delegated to a specified member or members of the Committee. In its capacity as a committee of the Board, the Committee shall be directly responsible for the oversight of the work of the independent auditors (including resolution of disagreements between management and the independent auditors regarding financial reporting) for the purpose of preparing or issuing an audit report or audit related work, and the independent auditors shall report directly to the Committee.

2. The Committee shall not approve the engagement of the independent auditors to render non-audit services prohibited by law or rules and regulations promulgated by the SEC. The Committee shall consider whether the provision of non-audit services is compatible with maintaining the independent auditors' independence, including, but not limited to, the nature and scope of the specific non-audit services to be performed and whether the audit process would require the independent auditors to review any advice rendered by the independent auditors in connection with the provision of non-audit services.

3. The following functions will be periodically performed by the Committee in carrying out its oversight responsibility with respect to the independent auditors:

   A. Review the scope, plan and procedures to be used on the annual audit, as recommended by the independent auditors.

   B. Prior to filing the Company's Form 10-K, review and discuss with the independent auditors and management the Company's annual audited financial statements, the disclosures made in "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the matters required to be discussed pursuant to Statement on Auditing Standards No. 61, as amended, "Communication with Audit Committees," and recommend to the Board whether the audited financial statements should be included in the Company's Form 10-K.

   C. Prior to filing the Company's Form 10-Q, review and discuss with the independent auditors and management the Company's quarterly financial statements, the disclosures made under "Management's Discussion and Analysis of Financial Condition and Results of Operations" or similar disclosures, and any matters described in the quarterly review letter from the independent auditors, including the results of the independent auditors' reviews of the quarterly financial statements.

   D. Obtain and review a report from the independent auditors at least annually regarding (i) the independent auditors' internal quality-control procedures, (ii) any material issues raised by the most recent quality-control review or peer review of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm, and (iii) any steps taken to deal with any such issues.

   E. Evaluate the qualifications, performance and independence of the independent auditors, including a review and evaluation of the lead partner of the independent auditors and taking into account the opinions of management and the Company's internal auditors.

   F. Receive from the independent auditors at least annually a written report delineating all relationships between the independent auditors and the Company which may impact the objectivity and independence of the independent auditors. The report shall include a description of all services provided by the independent auditors and the related fees. The Committee shall discuss with the independent auditors any disclosed relationship or services that may impact the objectivity and independence of the independent auditors, and recommend that the Board take action to satisfy itself of the independence of the independent auditors.

G. Ensure that the lead audit partner of the independent auditors, the audit partner responsible for reviewing the audit and any other partners of the independent auditors who perform audit services for the Company are rotated at least every five years to the extent required by the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder, and further consider rotation of the independent audit firm.

H. Review any reports of the independent auditors mandated by Section 10A of the Securities Exchange Act of 1934, as amended, and obtain from the independent auditors any information with respect to illegal acts in accordance with Section 10A.

VII. Compliance with Laws, Regulations and Policies

The Committee will assist the Board in the oversight of the Company's compliance with policies and procedures addressing legal and ethical concerns. The following functions are some of the common recurring activities of the Committee in carrying out this oversight responsibility:

1. Advise the Board with respect to the Company's policies and procedures regarding compliance with applicable laws and regulations and with the Company's Worldwide Code of Conduct and Policy on Conflict of Interest.
2. Obtain reports from management, the Company's Vice President, Audit, and General Counsel as to whether the Company and its subsidiaries and affiliated entities are in conformity with applicable legal requirements and the Company's Worldwide Code of Conduct and Policy on Conflict of Interest. Review annual compliance solicitation regarding these policies with the Vice President, Audit.
3. Review with the Company's General Counsel legal or regulatory matters that may have a material impact on the Company's financial statements, compliance programs and policies and any material reports or inquiries relating to financial, accounting or other matters received from regulators or governmental agencies.
4. Review with the Company's Vice President, Audit, on an annual basis, the Company's officers' travel and entertainment spending and use of the corporate aircraft to ensure expenditures and usage are appropriate and accounted for properly.
5. Periodically review the rules promulgated by the SEC and NYSE relating to the qualifications, activities, responsibilities and duties of audit committees and shall take, or recommend that the Board take, appropriate action to comply with such rules.

VIII. Oversight of Internal Auditors

The Committee shall:

1. Review the internal audit function of the Company, including the independence, competence, staffing adequacy and authority of the function, the ability of the function to raise issues to the appropriate level of authority, the reporting relationships among the internal auditor, financial management and the Committee and the internal audit reporting obligations.
2. Review the proposed internal audit plans for the coming year, the coordination of such plans with the independent auditors and the progress against such plans.

3. Review on an annual basis a summary of significant comments and management's responses thereon from completed internal audits.

4. Review the appointment, performance and replacement of the Vice President, Audit (or anyone of equivalent title and responsibility).

IX. Definition of Committee's Roles

The Committee's principal responsibility is one of oversight. The Company's management is responsible for preparing the Company's financial statements, and the independent auditors are responsible for auditing and/or reviewing those financial statements. While the Committee has the powers and responsibilities set forth in this charter, it is not the responsibility of the Committee to plan or conduct audits or to determine that the Company's financial statements and disclosures are complete and accurate, and present fairly the financial position, the results of operations and the cash flows of the Company, in compliance with GAAP. This is the responsibility of management and/or the independent auditors. In carrying out these oversight responsibilities, the Committee is not providing any expert or special assurance as to the Company's financial statements or any professional certification as to the independent auditors' work. Nor is it the responsibility of the Committee to conduct investigations or to assure compliance with laws and regulations and the Company's Worldwide Code of Conduct.

YUM BRANDS, INC.
AUDIT COMMITTEE PRE-APPROVAL POLICY
(as revised March 2008)

This Policy sets forth the Audit Committee's procedures and conditions for pre-approving: (1) audit and non-audit services performed by a public accounting firm that acts as the registered public accounting firm (the "Auditor") responsible for auditing the consolidated financial statements of YUM Brands, Inc. (the "Company"), or (2) audit services performed by any other public accounting firm for the Company or its subsidiaries.

I. STATEMENT OF PRINCIPLES

The Audit Committee will engage the Auditor for the audit of the Company's consolidated financial statements. Additionally, the Audit Committee may engage other public accounting firms for audit services provided to the Company's subsidiaries and affiliates. Prior to the engagement of the Auditor for any audit or permissible non-audit service or the engagement of any other public accounting firm for audit services the engagement must be either: (a) specifically approved by the Audit Committee; or (b) pre-approved pursuant to the pre-approval policies and procedures set forth herein.

The appendices to this Policy describe the services and fees that have been pre-approved by the Audit Committee. The term of any pre-approval is the latter of 12 months from the date of pre-approval or, for audit services, completion of the engagement, unless the Audit Committee specifically provides for a different period.

The Audit Committee will periodically revise the list of pre-approved services and fees reflected on the appendices hereto. Additionally, the Audit Committee may amend this Policy from time to time.

II. DELEGATION OF AUTHORITY

The Audit Committee may delegate pre-approval authority to one or more if its independent members. The member or members to whom such authority is delegated shall report any pre-approval decisions to the Audit Committee at its next scheduled meeting. The Audit Committee will not delegate to management the Committee's responsibilities for pre-approving audit and non-audit services.

III. AUDIT SERVICES

The Audit Committee must specifically pre-approve the terms (including fees) and scope of the annual audit and associated quarterly reviews by the Auditor of the Company's consolidated financial statements. Audit Committee pre-approval is required for any necessary changes in these terms resulting from changes in audit scope, Company structure or other matters.

In addition to the annual audit and associated quarterly reviews by the Auditor of the Company's consolidated financial statements specifically approved by the Audit Committee, the Audit Committee may grant pre-approval for other audit services performed by the Auditor or any other public accounting firm. The Audit Committee has pre-approved the audit services listed in Appendix A. All other audit services not pre-approved through their inclusion in Appendix A must be specifically pre-approved by the Audit Committee or its delegate in accordance with this Policy.

IV. AUDIT-RELATED SERVICES

Audit-related services are assurance and related services performed by the Auditor that are reasonably related to the performance of the audit or review of the Company's consolidated financial statements. The Audit Committee may pre-approve those audit-related services that it believes would not impair the independence of the Auditor, and has pre-approved the audit-related services listed in Appendix B. All other audit-related services not pre-approved through their inclusion in Appendix B must be specifically pre-approved by the Audit Committee or its delegate in accordance with this Policy.

V. TAX SERVICES

The Audit Committee believes that the Auditor can provide certain tax services to the Company such as tax compliance/return preparation and consulation, tax planning and tax government examination assistance without impairing the Auditor's independence. However, the Auditor cannot provide any non-audit service to the Company related to marketing, planning or opining in favor of the tax treatment of a transaction that is a confidential transaction or that is an aggressive tax position transaction (both as defined by the Public Company Accounting Oversight Board's rules). The Audit Committee has pre-approved the tax services listed in Appendix C. All tax services not pre-approved through their inclusion in Appendix C must be specifically pre-approved by the Audit Committee or its delegate in accordance with this Policy.

VI. ALL OTHER SERVICES

The Audit Committee may pre-approve those permissible non-audit services classified as "All Other Services" that it believes would not impair the independence of the Auditor. The Audit Committee has pre-approved the other services listed in Appendix D. All other services not listed in Appendix D must be specifically pre-approved by the Audit Committee or its delegate in accordance with this Policy.

VII. PROHIBITED SERVICES

A list of the non-audit services prohibited by the Securities and Exchange Commission to be performed by the Auditor is attached to this Policy as Exhibit 1. Such exhibit may be amended from time to time to add any other service prohibited by applicable law, regulation, rule or accounting or auditing standard.

VIII. DE MINIMUS PRE-APPROVAL EXCEPTION

Pre-approval is not required for non-audit services that (a) do not aggregate to more than 5 percent of total revenues paid by the Company to the Auditor in the fiscal year in which the services are provided, (b) were not recognized as non-audit services at the time of the engagement and (c) are promptly brought to the attention of the Audit Committee and approved prior to the completion of the audit by the Audit Committee (or the member of the Audit Committee to whom pre-approval authority has been delegated as authorized pursuant to Section II of this Policy).

IX. PRE-APPROVED FEE LEVELS

Pre-approved fee levels for all services to be provided in accordance with this Policy will be established periodically by the Audit Committee. Any proposed services exceeding these levels will require specific pre-approval by the Audit Committee. Each year the Company will provide the Audit Committee with a report of the known or anticipated audit, audit-related, tax and other non-audit services together with an estimate of the fees for such services. The Audit Committee will review the fees and scope of such services so as to avoid any question as to the compatibility of such services with the Auditor's independence. Any changes to the estimate of services to be provided and fees attributable to such services will be discussed, and if necessary, revised.

X. SUPPORTING DETAIL

With respect to each proposed pre-approved service, the Audit Committee will be provided with detail of the specific services to be provided such that the Audit Committee knows precisely what services it is being asked to pre-approve so that it can make a well-reasoned assessment of the impact of the service on the Auditor's independence. With regard to tax services performed by the Auditor, a written description of the arrangement, including the fee arrangement, will be discussed with the Audit Committee, along with the potential effects of the services on the Auditor's independence.

XI. PROCEDURES

Requests or applications to provide services that require specific approval of the Audit Committee will be submitted to the Audit Committee by both the Auditor and the Controller or other designated representative of the Company. The Audit Committee (or the member of the Audit Committee to whom pre-approval authority has been delegated pursuant to Section II of this Policy) will approve or disapprove the request or may request additional information from the Auditor and management prior to rendering its decision.

This Policy was last amended by the Audit Committee
of YUM Brands, Inc. on March 14, 2008

Hewitt Associates Data— Companies with Revenues Of $10 to $20 Billion

3M
Abbott Laboratories
Amazon.com
American Electric Power
American Standard Companies Inc.
AMR Corporation
Anheuser-Busch Companies, Inc.
ARAMARK Corporation
Arrow Electronics, Inc.
Bristol-Myers Squibb Company
CHS Inc.
Colgate-Palmolive Company
ConAgra Foods, Inc.
Constellation Energy
Cox Enterprises, Inc.
Cummins, Inc.
Deere & Company
Delta Air Lines, Inc.
Duke Energy Corporation
Eastman Kodak Company
Eaton Corporation
Edison International
Eli Lilly and Company
Emerson Electric Co.
Entergy Corporation
General Dynamics Corporation
General Mills, Inc.
Illinois Tool Works Inc.
Ingersoll-Rand Company
International Paper Company
J. C. Penney Company, Inc.
Kellogg Company
Kimberly-Clark Corporation
Kinder Morgan Inc.
Kohl's Corporation
Marriott International, Inc.
Mars, Incorporated
Masco Corporation
McDonald's Corporation
Medtronic, Inc.
Merck & Co., Inc.
Northwest Airlines, Inc.
Occidental Petroleum Corporation
PACCAR Inc
PG&E Corporation
PPG Industries, Inc.
Qwest Communications
Raytheon Company
Reliant Energy, Inc.
Sara Lee Corporation
Schering-Plough Corporation
Sempra Energy
Solectron Corporation
Southern Company
Staples, Inc.
Textron Inc.
The Coca-Cola Company
The Goodyear Tire & Rubber Company
The Williams Companies, Inc.
Time Warner Cable
Toys R Us
TRW Automotive
TXU Corp.
UAL Corporation
Union Pacific Railroad Co.
Viacom Inc.
Visteon Corporation
Weyerhaeuser Company
Wyeth
Xerox Corporation
Yum! Brands, Inc.

Hewitt Associates Data—
Companies Reporting Group
Revenues of $5 to $10 Billion

Air Products and Chemicals, Inc.
ALLTEL Corporation
Alticor Inc.
Ameren Corporation
Asbury Automotive Group
AutoZone, Inc.
Avaya Inc.
Avery Dennison Corporation
Avis Budget Group
Baker Hughes Incorporated
Ball Corporation
The Black & Decker Corporation
Blockbuster Inc.
Boise Cascade LLC
Campbell Soup Company
CDW Corporation
CenterPoint Energy
CMS Energy Corporation
Constellation Brands, Inc.
Cooper Industries, Inc.
Covidien
Dana Corporation
Darden Restaurants, Inc.
Dollar General Corporation
Dover Corporation
DTE Energy Company
Eastman Chemical Company
Federal-Mogul Corporation
Fortune Brands, Inc.
Goodrich Corporation
H. J. Heinz Company
Hallmark Cards, Inc.
Harley-Davidson Motor Company Inc.
Hilton Hotels Corporation
Hormel Foods Corporation
Hy-Vee, Inc.
International Truck and Engine Corporation
ITT Corporation
Kohler Company
Land O Lakes
Longs Drug Stores, Inc.
Mattel, Inc.
MeadWestvaco Corporation
Molson Coors Brewing Company
NCR Corporation
NiSource Inc.
Nordstrom
OfficeMax Incorporated
Owens Corning
Owens-Illinois, Inc.
The Pantry, Inc.
Pitney Bowes, Inc.
Praxair, Inc.
Quest Diagnostics Incorporated
Realogy Corporation
Reynolds American Inc.
Rockwell Automation
Rohm and Haas Company
Ross Stores, Inc.
S.C. Johnson Consumer Products
The Sherwin-Williams Company
Starwood Hotels & Resorts Worldwide, Inc.
Stryker Corporation
Temple-Inland Inc.
Tenet Healthcare Corporation
Tennessee Valley Authority
The Thomson Corporation
Tribune Company
Unisys Corporation
USG Corporation
W.W. Grainger, Inc.
Yum! Brands, Inc.

**Hewitt Associates Data—
Companies Reporting Group
Revenues of $2.5 to $5.0 Billion**

3M
Abbott Laboratories
AEI Services LLC
Air Products and Chemicals, Inc.
Alcoa Inc.
Alcon Laboratories, Inc.
Allegheny Energy, Inc.
Ameren Corporation
American Electric Power
American Standard Companies Inc.
Anheuser-Busch Companies, Inc.
ARAMARK Corporation
AT&T Inc.
Avaya Inc.
Avery Dennison Corporation
Avis Budget Group
BAE Systems Land & Armaments
Baker Hughes Incorporated
Ball Corporation
Boise Cascade LLC
Cameron Drilling and Production Systems
Canon U.S.A., Inc.
Cargill, Incorporated
Caterpillar Inc.
Colgate-Palmolive Company
ConAgra Foods, Inc.
Constellation Brands, Inc.
Constellation Energy
Corporate Express, Inc.
Deere & Co
Ecolab Inc.
Edison International
Eli Lilly and Company
Emerson Electric Co.
Federal-Mogul Corporation
FedEx Corporation
FMC Technologies
Ford Motor Company
Fortune Brands, Inc.
General Dynamics Corporation
H. J. Heinz Company
Hallmark Cards, Inc.
Harris Teeter, Inc.
Hilton Hotels Corporation
Honeywell International Inc.
Hormel Foods Corporation
Illinois Tool Works Inc.
Ingersoll-Rand Company
ITT Corporation
Johns Manville
Kellogg Company
Kimberly-Clark Corporation
Kohler Company
Kraft Foods, Inc.
Levi Strauss & Co.
L'Oreal USA, Inc.
Lorillard Tobacco Company
Marriott International, Inc.
Masco Corporation
McDonald's Corporation
MeadWestvaco Corporation
Medtronic, Inc.
Merck
Northrop Grumman Corporation
Occidental Petroleum Corporation
PACCAR Inc
Pactiv Corporation
Panasonic Corp of North America
PPG Industries, Inc.
Praxair, Inc.
Qwest Communications
Raytheon Company
Realogy Corporation
Rockwell Automation
Rohm and Haas Company
S.C. Johnson Consumer Products
Sara Lee Corporation
Schneider Electric USA
Schneider National, Inc.
Sempra Energy
Takeda Pharmaceuticals North America, Inc.
TAP Pharmaceutical Products Inc.
Temple-Inland Inc.
Tennessee Valley Authority
Textron Inc.
The Black & Decker Corporation
The Dow Chemical Company
The Procter & Gamble Company
The ServiceMaster Company
The Sherwin-Williams Company
The Thomson Corporation
The Williams Companies, Inc.
Tribune Company
TXU Corp.
Tyco International
Unite

Towers Perrin Data—Companies with Revenues $10 to $20 Billion

3M
Abbott Laboratories
Accenture
ACH Food*
Air Products and Chemicals
Alstom Power*
American Standard
Amgen
Anheuser-Busch
Apple Computer
ARAMARK Corporation
ArvinMeritor
Automatic Data Processing
Baxter International
Boehringer Ingelheim*
Bovis Lend Lease*
Bristol-Myers Squibb
Burlington Northern Santa Fe
Cadbury Schweppes North America*
Celestica
CHS
Colgate-Palmolive
ConAgra Foods
Continental Automotive Systems*
Cox Enterprises
CSX
Diageo North America*
DIRECTV
Eastman Kodak
Eaton
EDS
Eli Lilly
EMC
Emerson
EnCana Oil & Gas USA*
Express Scripts
Fluor
Fortune Brands
Gap
Genentech
General Mills
Goodyear Tire & Rubber
Henkel*
Ingersoll Rand
International Paper
J.C. Penney Company
JM Family
Kellogg
Kimberly-Clark
Kohl's
L-3 Communications
Lafarge North America*
Lorillard*
Marriott International
Masco
McDonald's
Medtronic
Merck
National Starch & Chemical*
NIKE
Norfolk Southern
Nortel Networks
Northwest Airlines
Occidental Petroleum
Oracle
Phelps Dodge
PPG Industries
Pulte Homes
Qwest Communications
Reynolds American
Rio Tinto*
Schering-Plough
Schneider Electric*
Seagate Technology
Securitas Security Services USA*
Sodexho*
Staples
Sun Microsystems
Sybron Dental Specialties*
Tesoro
Texas Instruments
Textron
Union Pacific
United Airlines
United States Steel
Viacom
Visteon
Weyerhaeuser
Whilrpool
Wyeth
Xerox
Yum! Brands

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 27, 2008**

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ________________ to ________________.

Commission file number 1-13163

YUM! BRANDS, INC.

(Exact name of registrant as specified in its charter)

North Carolina	**13-3951308**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1441 Gardiner Lane, Louisville, Kentucky	**40213**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(502) 874-8300**

Securities registered pursuant to Section 12(b) of the Act

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, no par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in the Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, non-accelerated filer or smaller reporting company. See definition of "accelerated filer, large accelerated filer and smaller reporting company" in Rule 12b of the Exchange Act (Check one):

Large accelerated filer: ☑ Accelerated filer: ☐ Non-accelerated filer: ☐ (Do not check if a smaller reporting company) Smaller reporting company: ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the voting stock (which consists solely of shares of Common Stock) held by non-affiliates of the registrant as of June 14, 2008 computed by reference to the closing price of the registrant's Common Stock on the New York Stock Exchange Composite Tape on such date was $17,938,014,271. All executive officers and directors of the registrant have been deemed, solely for the purpose of the foregoing calculation, to be "affiliates" of the registrant. The number of shares outstanding of the registrant's Common Stock as of February 11, 2009 was 459,931,675 shares.

Documents Incorporated by Reference

Portions of the definitive proxy statement furnished to shareholders of the registrant in connection with the annual meeting of shareholders to be held on May 21, 2009 are incorporated by reference into Part III.

Forward-Looking Statements

From time to time, in both written reports and oral statements, we present "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We intend such forward-looking statements to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and we are including this statement for purposes of complying with those safe harbor provisions.

Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. These statements often include words such as "may," "will," "estimate," "intend," "seek," "expect," "project," "anticipate," "believe," "plan" or other similar terminology. These forward-looking statements are based on current expectations and assumptions and upon data available at the time of the statements and are neither predictions nor guarantees of future events or circumstances. The forward-looking statements are subject to risks and uncertainties, which may cause actual results to differ materially. Important factors that could cause actual results and events to differ materially from our expectations and forward-looking statements include (i) the risks and uncertainties described in the Risk Factors included in Part I, Item 1A of this Form 10-K and (ii) the factors described in the Management's Discussion and Analysis of Financial Condition and Results of Operations included in Part II, Item 7 of this Form 10-K. You should not place undue reliance on forward-looking statements, which speak only as of the date hereof. In making these statements, we are not undertaking to address or update any risk factor set forth herein, in future filings or communications regarding our business results.

PART I

Item 1. Business.

YUM! Brands, Inc. (referred to herein as "YUM" or the "Company"), was incorporated under the laws of the state of North Carolina in 1997. The principal executive offices of YUM are located at 1441 Gardiner Lane, Louisville, Kentucky 40213, and the telephone number at that location is (502) 874-8300.

YUM, the registrant, together with its subsidiaries, is referred to in this Form 10-K annual report ("Form 10-K") as the Company. The terms "we," "us" and "our" are also used in the Form 10-K to refer to the Company. Throughout this Form 10-K, the terms "restaurants," "stores" and "units" are used interchangeably.

This Form 10-K should be read in conjunction with the Forward-Looking Statements on page 2 and the Risk Factors set forth in Item 1A.

(a) General Development of Business

In January 1997, PepsiCo announced its decision to spin-off its restaurant businesses to shareholders as an independent public company (the "Spin-off"). Effective October 6, 1997, PepsiCo disposed of its restaurant businesses by distributing all of the outstanding shares of Common Stock of YUM to its shareholders.

On May 7, 2002, YUM completed the acquisition of Yorkshire Global Restaurants, Inc. ("YGR"), the parent company and operator of Long John Silver's ("LJS") and A&W All-American Food Restaurants ("A&W"). On May 16, 2002, following receipt of shareholder approval, the Company changed its name from TRICON Global Restaurants, Inc. to YUM! Brands, Inc.

(b) Financial Information about Operating Segments

YUM consists of six operating segments: KFC-U.S., Pizza Hut-U.S., Taco Bell-U.S., LJS/A&W-U.S., YUM Restaurants International ("YRI" or "International Division") and YUM Restaurants China ("China Division"). For financial reporting purposes, management considers the four U.S. operating segments to be similar and, therefore, has aggregated them into a single reportable operating segment. The China Division includes mainland China ("China"), Thailand and KFC Taiwan, and the International Division includes the remainder of our international operations.

Operating segment information for the years ended December 27, 2008, December 29, 2007 and December 30, 2006 for the Company is included in Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") in Part II, Item 7, pages 24 through 52 and in the related Consolidated Financial Statements and footnotes in Part II, Item 8, pages 53 through 106.

(c) Narrative Description of Business

General

YUM is the world's largest quick service restaurant ("QSR") company based on number of system units, with more than 36,000 units in more than 110 countries and territories. Through the five concepts of KFC, Pizza Hut, Taco Bell, LJS and A&W (the "Concepts"), the Company develops, operates, franchises and licenses a worldwide system of restaurants which prepare, package and sell a menu of competitively priced food items. The Company either operates units or they are operated by independent franchisees or licensees under the terms of franchise or license agreements. Franchisees can range in size from individuals owning just one unit to large publicly traded companies. In addition, the Company owns non-controlling interests in Unconsolidated Affiliates in China who operate similar to franchisees.

At year end 2008, we had approximately 20,000 system restaurants in the U.S. which achieved revenues of $5.1 billion and Operating Profit of $694 million during 2008. The International Division, based in Dallas, Texas, comprises approximately 13,000 system restaurants, primarily KFCs and Pizza Huts, operating in over 110 countries outside the U.S. In 2008, YRI achieved revenues of $3.0 billion and Operating Profit of $528 million. The China Division, based in Shanghai, China, comprises approximately 3,600 system restaurants, predominately KFCs. In 2008, the China Division achieved revenues of $3.1 billion and Operating Profit of $469 million.

Restaurant Concepts

Most restaurants in each Concept offer consumers the ability to dine in and/or carry out food. In addition, Taco Bell, KFC, LJS and A&W offer a drive-thru option in many stores. Pizza Hut offers a drive-thru option on a much more limited basis. Pizza Hut and, on a much more limited basis, KFC offer delivery service.

Each Concept has proprietary menu items and emphasizes the preparation of food with high quality ingredients, as well as unique recipes and special seasonings to provide appealing, tasty and attractive food at competitive prices.

The franchise program of the Company is designed to assure consistency and quality, and the Company is selective in granting franchises. Under standard franchise agreements, franchisees supply capital – initially by paying a franchise fee to YUM, purchasing or leasing the land, building and equipment and purchasing signs, seating, inventories and supplies and, over the longer term, by reinvesting in the business. Franchisees then contribute to the Company's revenues through the payment of royalties based on a percentage of sales.

The Company believes that it is important to maintain strong and open relationships with its franchisees and their representatives. To this end, the Company invests a significant amount of time working with the franchisee community and their representative organizations on all aspects of the business, including products, equipment, operational improvements and standards and management techniques.

The Company and its franchisees also operate multibrand units, primarily in the U.S., where two or more of the Concepts are operated in a single unit. At year end 2008, there were 4,958 multibranded units in the worldwide system, of which 4,629 were in the U.S. These units were comprised of 2,751 units offering food products from two of the Concepts, 40 units offering food products from three of the Concepts and 2,167 units offering food products from Pizza Hut and WingStreet, a flavored chicken wings concept.

Following is a brief description of each concept:

KFC

- KFC was founded in Corbin, Kentucky by Colonel Harland D. Sanders, an early developer of the quick service food business and a pioneer of the restaurant franchise concept. The Colonel perfected his secret blend of 11 herbs and spices for Kentucky Fried Chicken in 1939 and signed up his first franchisee in 1952. KFC is based in Louisville, Kentucky.

- As of year end 2008, KFC was the leader in the U.S. chicken QSR segment among companies featuring chicken-on-the-bone as their primary product offering, with a 44 percent market share (Source: The NPD Group, Inc.; NPD Foodworld; CREST) in that segment, which is more than three times that of its closest national competitor.

- KFC operates in 109 countries and territories throughout the world. As of year end 2008, KFC had 5,253 units in the U.S., and 10,327 units outside the U.S., including 2,497 units in mainland China. Approximately 18 percent of the U.S. units and 28 percent of the non-U.S. units are operated by the Company.

- Traditional KFC restaurants in the U.S. offer fried chicken-on-the-bone products, primarily marketed under the names Original Recipe and Extra Tasty Crispy. Other principal entree items include chicken sandwiches (including the Snacker and the Twister), KFC Famous Bowls, Colonel's Crispy Strips, Wings, Popcorn Chicken and seasonally, Chunky Chicken Pot Pies. KFC restaurants in the U.S. also offer a variety of side items, such as biscuits, mashed potatoes and gravy, coleslaw, corn, and potato wedges, as well as desserts. While many of these products are offered outside of the U.S., international menus are more focused on chicken sandwiches and Colonel's Crispy Strips, and include side items that are suited to local preferences and tastes. Restaurant decor throughout the world is characterized by the image of the Colonel.

Pizza Hut

- The first Pizza Hut restaurant was opened in 1958 in Wichita, Kansas, and within a year, the first franchise unit was opened. Today, Pizza Hut is the largest restaurant chain in the world specializing in the sale of ready-to-eat pizza products. Pizza Hut is based in Dallas, Texas.

- As of year end 2008, Pizza Hut was the leader in the U.S. pizza QSR segment, with a 15 percent market share (Source: The NPD Group, Inc.; NPD Foodworld; CREST) in that segment.

- Pizza Hut operates in 97 countries and territories throughout the world. As of year end 2008, Pizza Hut had 7,564 units in the U.S., and 5,611 units outside of the U.S. Approximately 14 percent of the U.S. units and 25 percent of the non-U.S. units are operated by the Company.

- Pizza Hut features a variety of pizzas, which may include Pan Pizza, Thin 'n Crispy, Hand Tossed, Sicilian, Stuffed Crust, Twisted Crust, Sicilian Lasagna Pizza, Cheesy Bites Pizza, The Big New Yorker, The Insider, The Chicago Dish, the Natural and 4forALL. Each of these pizzas is offered with a variety of different toppings. Pizza Hut now also offers a variety of Tuscani Pastas. In some restaurants, Pizza Hut also offers WingStreet chicken wings, breadsticks, salads and sandwiches. Menu items outside of the U.S. are generally similar to those offered in the U.S., though pizza toppings are often suited to local preferences and tastes.

Taco Bell

- The first Taco Bell restaurant was opened in 1962 by Glen Bell in Downey, California, and in 1964, the first Taco Bell franchise was sold. Taco Bell is based in Irvine, California.

- As of year end 2008, Taco Bell was the leader in the U.S. Mexican QSR segment, with a 54 percent market share (Source: The NPD Group, Inc.; NPD Foodworld; CREST) in that segment.

- Taco Bell operates in 17 countries and territories throughout the world. As of year end 2008, there were 5,588 Taco Bell units in the U.S., and 245 units outside of the U.S. Approximately 24 percent of the U.S. units and 1 percent of the non-U.S. units are operated by the Company.

- Taco Bell specializes in Mexican-style food products, including various types of tacos, burritos, gorditas, chalupas, quesadillas, taquitos, salads, nachos and other related items. Additionally, proprietary entrée items include Grilled Stuft Burritos and Border Bowls. Taco Bell units feature a distinctive bell logo on their signage.

LJS

- The first LJS restaurant opened in 1969 and the first LJS franchise unit opened later the same year. LJS is based in Louisville, Kentucky.

- As of year end 2008, LJS was the leader in the U.S. seafood QSR segment, with a 35 percent market share (Source: The NPD Group, Inc.; NPD Foodworld; CREST) in that segment.

- LJS operates in 7 countries and territories throughout the world. As of year end 2008, there were 1,022 LJS units in the U.S., and 38 units outside the U.S. All single-brand units inside and outside of the U.S. are operated by franchisees or licensees. As of year end 2008, there were 137 company operated multi-brand units that included the LJS concept.

- LJS features a variety of seafood and chicken items, including meals featuring batter-dipped fish, chicken and shrimp, non-fried salmon, shrimp and tilapia, hushpuppies and portable snack items. LJS units typically feature a distinctive seaside/nautical theme.

A&W

- A&W was founded in Lodi, California by Roy Allen in 1919 and the first A&W franchise unit opened in 1925. A&W is based in Louisville, Kentucky.

- A&W operates in 10 countries and territories throughout the world. As of year end 2008, there were 363 A&W units in the U.S., and 264 units outside the U.S. All single-brand units inside and outside of the U.S. are operated by franchisees. As of year end 2008, there were 89 company operated multi-brand units that included the A&W concept.

- A&W serves A&W draft Root Beer and a signature A&W Root Beer float, as well as hot dogs and hamburgers.

Restaurant Operations

Through its Concepts, YUM develops, operates, franchises and licenses a worldwide system of both traditional and non-traditional QSR restaurants. Traditional units feature dine-in, carryout and, in some instances, drive-thru or delivery services. Non-traditional units, which are typically licensed outlets, include express units and kiosks which have a more limited menu and operate in non-traditional locations like malls, airports, gasoline service stations, convenience stores, stadiums, amusement parks and colleges, where a full-scale traditional outlet would not be practical or efficient.

The Company's restaurant management structure varies by Concept and unit size. Generally, each Company restaurant is led by a restaurant general manager ("RGM"), together with one or more assistant managers, depending on the operating complexity and sales volume of the restaurant. In the U.S., the average restaurant has 25 to 30 employees, while internationally this figure can be significantly higher depending on the location and sales volume of the restaurant. Most of the employees work on a part-time basis. We issue detailed manuals, which may then be customized to meet local regulations and customs, covering all aspects of restaurant operations, including food handling and product preparation procedures, safety and quality issues, equipment maintenance, facility standards and accounting control procedures. The restaurant management teams are responsible for the day-to-day operation of each unit and for ensuring compliance with operating standards. CHAMPS – which stands for Cleanliness, Hospitality, Accuracy, Maintenance, Product Quality and Speed of Service – is our proprietary core systemwide program for training, measuring and rewarding employee performance against key customer measures. CHAMPS is intended to align the operating processes of our entire system around one set of standards. RGMs' efforts, including CHAMPS performance measures, are monitored by Area Coaches. Area Coaches typically work with approximately six to twelve restaurants. Various senior operators visit the Company's restaurants from time to time to help ensure adherence to system standards and mentor restaurant team members.

Supply and Distribution

The Company is a substantial purchaser of a number of food and paper products, equipment and other restaurant supplies. The principal items purchased include chicken, cheese, beef and pork products, seafood, paper and packaging materials.

The Company is committed to conducting its business in an ethical, legal and socially responsible manner. Our suppliers are selected, assessed and rewarded through a rigorous audit system that sets and monitors standards for all of our brands' key suppliers. All of our restaurants, regardless of their ownership structure or location, must adhere to our strict food quality and safety standards. The guidelines are translated to local market requirements and regulations where appropriate and without compromising the standards. Long-term contracts and long-term vendor relationships are used to ensure availability of products. The Company has not experienced any significant continuous shortages of supplies, and alternative sources for most of these products are generally available. Prices paid for these supplies fluctuate. When prices increase, the Company may be able to pass on such increases to its customers, although there is no assurance that this can be done practically.

U.S. Division. The Company, along with the representatives of the Company's KFC, Pizza Hut, Taco Bell, LJS and A&W franchisee groups, are members in the Unified FoodService Purchasing Co-op, LLC (the "Unified Co-op") which was created for the purpose of purchasing certain restaurant products and equipment in the U.S. The core mission of the Unified Co-op is to provide the lowest possible sustainable store-delivered prices for restaurant products and equipment while ensuring compliance with certain quality and safety standards. This arrangement combines the purchasing power of the Company and franchisee restaurants in the U.S. which the Company believes leverages the system's scale to drive cost savings and effectiveness in the purchasing function. The Company also believes that the Unified Co-op has resulted, and should continue to result, in closer alignment of interests and a stronger relationship with its franchisee community.

Most food products, paper and packaging supplies, and equipment used in the operation of the Company's restaurants are distributed to individual restaurant units by third party distribution companies. McLane Company, Inc. ("McLane") is the exclusive distributor for Company-operated restaurants in the U.S. and for a substantial number of franchisee and licensee stores. McLane became the distributor when it assumed all distribution responsibilities under an existing agreement between Ameriserve Food Distribution, Inc. ("AmeriServe") and the Company. This agreement extends through October 31, 2010 and generally prohibits Company-operated restaurants from using alternative distributors in the U.S.

International and China Divisions. Outside of the U.S. we and our franchisees use decentralized sourcing and distribution systems involving many different global, regional, and local suppliers and distributors. In China, we work with approximately 500 suppliers. In our YRI markets we have approximately 1,400 suppliers, including U.S.-based suppliers that export to many countries. In certain countries, we own all or a portion of the distribution system, including China where we own the entire distribution system.

Trademarks and Patents

The Company and its Concepts own numerous registered trademarks and service marks. The Company believes that many of these marks, including its Kentucky Fried Chicken®, KFC®, Pizza Hut®, Taco Bell® and Long John Silver's® marks, have significant value and are materially important to its business. The Company's policy is to pursue registration of its important marks whenever feasible and to oppose vigorously any infringement of its marks. The Company also licenses certain A&W trademarks and service marks (the "A&W Marks"), which are owned by A&W Concentrate Company (formerly A&W Brands, Inc.). A&W Concentrate Company, which is not affiliated with the Company, has granted the Company an exclusive, worldwide (excluding Canada), perpetual, royalty-free license (with the right to sublicense) to use the A&W Marks for restaurant services.

The use of these marks by franchisees and licensees has been authorized in KFC, Pizza Hut, Taco Bell, LJS and A&W franchise and license agreements. Under current law and with proper use, the Company's rights in its marks can generally last indefinitely. The Company also has certain patents on restaurant equipment which, while valuable, are not material to its business.

Working Capital

Information about the Company's working capital is included in MD&A in Part II, Item 7, pages 24 through 52 and the Consolidated Statements of Cash Flows in Part II, Item 8, page 57.

Customers

The Company's business is not dependent upon a single customer or small group of customers.

Seasonal Operations

The Company does not consider its operations to be seasonal to any material degree.

Backlog Orders

Company restaurants have no backlog orders.

Government Contracts

No material portion of the Company's business is subject to renegotiation of profits or termination of contracts or subcontracts at the election of the U.S. government.

Competition

The retail food industry, in which the Company competes, is made up of supermarkets, supercenters, warehouse stores, convenience stores, coffee shops, snack bars, delicatessens and restaurants (including the QSR segment), and is intensely competitive with respect to food quality, price, service, convenience, location and concept. The industry is often affected by changes in consumer tastes; national, regional or local economic conditions; currency fluctuations; demographic trends; traffic patterns; the type, number and location of competing food retailers and products; and disposable purchasing power. Each of the Concepts compete with international, national and regional restaurant chains as well as locally-owned restaurants, not only for customers, but also for management and hourly personnel, suitable real estate sites and qualified franchisees. In 2008, the restaurant business in the U.S. consisted of about 945,000 restaurants representing approximately $552 billion in annual sales. The Company's Concepts accounted for about 2% of those restaurants and about 3% of those sales. There is currently no way to reasonably estimate the size of the competitive market outside the U.S.

Research and Development ("R&D")

The Company's subsidiaries operate R&D facilities in Louisville, Kentucky (KFC); Dallas, Texas (Pizza Hut and YRI); and Irvine, California (Taco Bell) and in several locations outside the U.S., including Shanghai, China (China). The Company expensed $34 million, $39 million and $33 million in 2008, 2007 and 2006, respectively, for R&D activities. From time to time, independent suppliers also conduct research and development activities for the benefit of the YUM system.

Environmental Matters

The Company is not aware of any federal, state or local environmental laws or regulations that will materially affect its earnings or competitive position, or result in material capital expenditures. However, the Company cannot predict the effect on its operations of possible future environmental legislation or regulations. During 2008, there were no material capital expenditures for environmental control facilities and no such material expenditures are anticipated.

Government Regulation

U.S. Division. The Company and its U.S. Division are subject to various federal, state and local laws affecting its business. Each of the Company's restaurants in the U.S. must comply with licensing and regulation by a number of governmental authorities, which include health, sanitation, safety and fire agencies in the state or municipality in which the restaurant is located. In addition, the Company must comply with various state laws that regulate the franchisor/franchisee relationship. To date, the Company has not been significantly affected by any difficulty, delay or failure to obtain required licenses or approvals.

The Company is also subject to federal and state laws governing such matters as employment and pay practices, overtime, tip credits and working conditions. The bulk of the Company's employees are paid on an hourly basis at rates related to the federal and state minimum wages.

The Company is also subject to federal and state child labor laws which, among other things, prohibit the use of certain "hazardous equipment" by employees younger than 18 years of age. The Company has not been materially adversely affected by such laws to date.

The Company continues to monitor its facilities for compliance with the Americans with Disabilities Act ("ADA") in order to conform to its requirements. Under the ADA, the Company could be required to expend funds to modify its restaurants to better provide service to, or make reasonable accommodation for the employment of, disabled persons.

International and China Divisions. The Company's restaurants outside the U.S. are subject to national and local laws and regulations which are similar to those affecting the Company's U.S. restaurants, including laws and regulations concerning labor, health, sanitation and safety. The restaurants outside the U.S. are also subject to tariffs and regulations on imported commodities and equipment and laws regulating foreign investment. International compliance with environmental requirements has not had a material adverse effect on the Company's results of operations, capital expenditures or competitive position.

Employees

As of year end 2008, the Company employed approximately 336,000 persons, approximately 85 percent of whom were part-time. Approximately 26 percent of the Company's employees are employed in the U.S. The Company believes that it provides working conditions and compensation that compare favorably with those of its principal competitors. Most Company employees are paid on an hourly basis. Some of the Company's non-U.S. employees are subject to labor council relationships that vary due to the diverse cultures in which the Company operates. The Company considers its employee relations to be good.

(d) Financial Information about Geographic Areas

Financial information about our significant geographic areas (U.S., International Division and China Division) is incorporated herein by reference from Selected Financial Data in Part II, Item 6, page 22; Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") in Part II, Item 7, pages 24 through 52; and in the related Consolidated Financial Statements and footnotes in Part II, Item 8, pages 53 through 106.

(e) Available Information

The Company makes available through the Investor Relations section of its internet website at www.yum.com its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after electronically filing such material with the Securities and Exchange Commission. Our Corporate Governance Principles and our Code of Conduct are also located within this section of the website. The reference to the Company's website address does not constitute incorporation by reference of the information contained on the website and should not be considered part of this document. These documents, as well as our SEC filings, are available in print to any shareholder who requests a copy from our Investor Relations Department.

Item 1A. Risk Factors.

You should carefully review the risks described below as they identify important factors that could cause our actual results to differ materially from those in our forward-looking statements and historical trends. These risks are not exclusive, and our business and our results of operations could also be affected by other risks that we cannot anticipate or that we do not consider material based on currently available information.

Food safety and food-borne illness concerns may have an adverse effect on our business.

Food safety is a top priority, and we dedicate substantial resources to ensure that our customers enjoy safe, quality food products. However, food-borne illnesses, such as E. coli, hepatitis A, trichinosis or salmonella, and food safety issues have occurred in the past (see Note 21, Contingencies, to the Consolidated Financial Statements included in Part II, Item 8 of this report for a discussion of litigation arising from an E. coli outbreak allegedly linked to a number of Taco Bell restaurants in the Northeast U.S. during November/December 2006), and could occur in the future. Any report or publicity linking us or one of our Concepts to instances of food-borne illness or other food safety issues, including food tampering, could adversely affect our Concepts' brands and reputations as well as our revenues and profits. If our customers become ill from food-borne illnesses, we could also be forced to temporarily close some restaurants. In addition, instances of food-borne illness or food tampering occurring solely at restaurants of competitors could adversely affect our sales as a result of negative publicity about the foodservice industry generally. Food-borne illness or food tampering could also be caused by food suppliers or distributors and, as a result, could be out of our control. The occurrence of food-borne illnesses or food safety issues could also adversely affect the price and availability of affected ingredients, which could result in disruptions in our supply chain and/or lower margins for us and our franchisees.

Furthermore, like other companies in the restaurant industry, some of our products may contain genetically engineered food products, and our U.S. suppliers are currently not required to label their products as such. Increased regulation of and opposition to genetically engineered food products have on occasion and may in the future force the use of alternative sources at increased costs and lower margins for us and our franchisees.

Our China operations subject us to risks that could negatively affect our business.

A significant and growing portion of our restaurants are located in China. As a result, our financial results are increasingly dependent on our results in China, and our business is increasingly exposed to risks there. These risks include changes in economic conditions (including wage and commodity inflation, consumer spending and unemployment levels), tax rates and laws and consumer preferences, as well as changes in the regulatory environment and increased competition. In addition, our results of operations in China and the value of our Chinese assets are affected by fluctuations in currency exchange rates, which may favorably or adversely affect reported earnings. There can be no assurance as to the future effect of any such changes on our results of operations, financial condition or cash flows.

In addition, any significant or prolonged deterioration in U.S.-China relations could adversely affect our China business. Many of the risks and uncertainties of doing business in China are solely within the control of the Chinese government. China's government regulates the scope of our foreign investments and business conducted within China. Although management believes it has structured our China operations to comply with local laws, there are uncertainties regarding the interpretation and application of laws and regulations and the enforceability of intellectual property and contract rights in China. If we were unable to enforce our intellectual property or contract rights in China, our business would be adversely impacted.

Our other foreign operations subject us to risks that could negatively affect our business.

A significant portion of our restaurants are operated in foreign countries and territories outside of the U.S. and China, and we intend to continue expansion of our international operations. As a result, our business is increasingly exposed to risks inherent in foreign operations. These risks, which can vary substantially by market, include political instability, corruption, social and ethnic unrest, changes in economic conditions (including wage and commodity inflation, consumer spending and unemployment levels), the regulatory environment, tax rates and laws and consumer preferences as well as changes in the laws and policies that govern foreign investment in countries where our restaurants are operated.

In addition, our results of operations and the value of our foreign assets are affected by fluctuations in foreign currency exchange rates, which may favorably or adversely affect reported earnings. More specifically, an increase in the value of the United States Dollar relative to other currencies, such as the Australian Dollar, the British Pound, the Canadian Dollar and the Euro, could have an adverse effect on our reported earnings. There can be no assurance as to the future effect of any such changes on our results of operations, financial condition or cash flows.

Changes in commodity and other operating costs could adversely affect our results of operations.

Any increase in certain commodity prices, such as food, energy and supply costs, could adversely affect our operating results. Because we provide moderately priced food, our ability to pass along commodity price increases to our customers may be limited. Significant increases in gasoline prices could also result in a decrease of customer traffic at our restaurants or the imposition of fuel surcharges by our distributors, each of which could adversely affect our business. Our operating expenses also include employee benefits and insurance costs (including workers' compensation, general liability, property and health) which may increase over time.

Shortages or interruptions in the availability and delivery of food and other supplies may increase costs or reduce revenues.

We are dependent upon third parties to make frequent deliveries of food products and supplies that meet our specifications at competitive prices. Shortages or interruptions in the supply of food items and other supplies to our restaurants could adversely affect the availability, quality and cost of items we buy and the operations of our restaurants. Such shortages or disruptions could be caused by inclement weather, natural disasters such as floods, drought and hurricanes, increased demand, problems in production or distribution, the inability of our vendors to obtain credit, food safety warnings or advisories or the prospect of such pronouncements (such as reports during 2008 relating to tomatoes and jalapenos in the U.S.), or other conditions beyond our control. A shortage or interruption in the availability of certain food products or supplies could increase our costs and limit the availability of products critical to our restaurant operations. In addition, if a principal distributor for us and/or our franchisees fails to meet its service requirements for any reason, it could lead to a disruption of service or supply until a new distributor is engaged, which could have an adverse effect on our business.

Our operating results are closely tied to the success of our Concepts' franchisees.

We receive significant revenues in the form of royalties from our franchisees. Because a significant and growing portion of our restaurants are run by franchisees, the success of our business is increasingly dependent upon the operational and financial success of our franchisees. While our franchise agreements set forth certain operational standards and guidelines, we have limited control over how our franchisees' businesses are run, and any significant inability of our franchisees to operate successfully could adversely affect our operating results through decreased royalty payments. For example, franchisees may not have access to the financial or management resources that they need to open or continue operating the restaurants contemplated by their franchise agreements with us. In addition, franchisees may not be able to find suitable sites on which to develop new restaurants or negotiate acceptable lease or purchase terms for the sites, obtain the necessary permits and government approvals or meet construction schedules.

In addition, although in certain instances we require franchisees to meet certain financial criteria on an ongoing basis or in order to grow, franchisees' levels of indebtedness are generally not within our control. If our franchisees incur too much debt or if economic or sales trends deteriorate such that they are unable to repay existing debt, it could result in financial distress or even possible insolvency or bankruptcy. If a significant number of our franchisees become financially distressed, this could harm our operating results through reduced or delayed royalty payments or increased rent obligations for leased properties on which we are contingently liable.

Our results and financial condition could be affected by the success of our refranchising program.

We are in the process of a refranchising program, which could reduce the percentage of company ownership in the U.S., excluding licensees, from approximately 19% at the end of 2008 to potentially less than 10% by the end of 2010. Our ability to execute this plan will depend on, among other things, whether we receive fair offers for our restaurants, whether we can find viable and suitable buyers and how quickly we can agree to terms with potential buyers. In addition, some lenders have increased lending requirements or otherwise reduced the amount of loans they are making generally or to the restaurant industry in particular. To the extent potential buyers are unable to obtain financing at attractive prices – or unable to obtain financing at any price – our refranchising program could be delayed.

Once executed, the success of the refranchising program will depend on, among other things, selection of buyers who can effectively operate our restaurants, our ability to limit our exposure to contingent liabilities in connection with the sale of our restaurants, and whether the resulting ownership mix of Company-operated and franchisee-operated restaurants allows us to meet our financial objectives. In addition, refranchising activity could vary significantly from quarter-to-quarter and year-to-year and that volatility could impact our reported earnings.

We could be party to litigation that could adversely affect us by increasing our expenses or subjecting us to significant money damages and other remedies.

Like others in the restaurant industry, we are susceptible to claims filed by customers alleging that we are responsible for an illness or injury they suffered at or after a visit to our restaurants. Regardless of whether any claims against us are valid, or whether we are ultimately held liable, such litigation may be expensive to defend and may divert time and money away from our operations and hurt our performance. A judgment for significant monetary damages in excess of any insurance coverage could adversely affect our financial condition or results of operations. Any adverse publicity resulting from these allegations may also adversely affect our reputation, which in turn could adversely affect our results.

In addition, the restaurant industry has been subject to claims that relate to the nutritional content of food products, as well as claims that the menus and practices of restaurant chains have led to the obesity of some customers. We may also be subject to this type of claim in the future and, even if we are not, publicity about these matters (particularly directed at the quick service and fast-casual segments of the industry) may harm our reputation and adversely affect our results.

Health concerns arising from outbreaks of Avian Flu may have an adverse effect on our business.

Asian and European countries have experienced outbreaks of Avian Flu, and some commentators have hypothesized that further outbreaks could occur and reach pandemic levels. While fully-cooked chicken has been determined to be safe for consumption, and while we have taken and continue to take measures to prepare for and minimize the effect of these outbreaks on our business, future outbreaks could adversely affect the price and availability of poultry and cause customers to eat less chicken. In addition, outbreaks on a widespread basis could also affect our ability to attract and retain employees.

We may not attain our target development goals.

Our growth strategy depends in large part on our ability to increase our net restaurant count in markets outside the United States. The successful development of new units will depend in large part on our ability and the ability of our franchisees to open new restaurants, upgrade existing restaurants, and to operate these restaurants on a profitable basis. We cannot guarantee that we, or our franchisees, will be able to achieve our expansion goals or that new, upgraded or converted restaurants will be operated profitably. Further, there is no assurance that any restaurant we open or convert will produce operating results similar to those of our existing restaurants. Other risks which could impact our ability to increase our net restaurant count include prevailing economic conditions and our, or our franchisees', ability to obtain suitable restaurant locations, obtain required permits and approvals and hire and train qualified personnel.

Our franchisees also frequently depend upon financing from banks and other financial institutions in order to construct and open new restaurants. Disruptions in credit markets may make financing more difficult or expensive to obtain. If it becomes more difficult or expensive for our franchisees to obtain financing to develop new restaurants, our planned growth could slow and our future revenue and cash flows could be adversely impacted.

Our business may be adversely impacted by economic conditions.

Our results of operations are dependent upon discretionary spending by consumers, which may be affected by general economic conditions and the current global financial crisis. Worldwide economic conditions and consumer spending have recently deteriorated significantly and may remain depressed for some time. Some of the factors that are having an impact on discretionary consumer spending include increased unemployment, reductions in disposable income as a result of recent severe market declines and declines in residential real estate values, credit availability and consumer confidence. These and other macroeconomic factors could have an adverse effect on our sales and development plans, which could harm our financial condition and operating results.

In addition, the current financial crisis has resulted in diminished liquidity and credit availability, and the recent or future turmoil in the financial markets could make it more difficult for us to refinance our existing indebtedness (if necessary) or incur additional indebtedness and could impact the ability of banks to honor draws on our existing credit facilities.

The current credit crisis is also having a significant negative impact on businesses around the world, and the impact of this crisis on our suppliers cannot be predicted. The inability of suppliers to access financing, or the insolvency of suppliers, could lead to disruptions in our supply chain which could adversely impact our sales and financial condition.

Changes in governmental regulations may adversely affect our business operations.

We and our franchisees are subject to various federal, state and local regulations. Each of our restaurants is subject to state and local licensing and regulation by health, sanitation, food, workplace safety, fire and other agencies. Requirements of local authorities with respect to zoning, land use, licensing, permitting and environmental standards could delay or prevent development of new restaurants in particular locations. In addition, we face risks arising from compliance with and enforcement of increasingly complex federal and state immigration laws and regulations.

We are subject to the Americans with Disabilities Act and similar state laws that give civil rights protections to individuals with disabilities in the context of employment, public accommodations and other areas. The expenses associated with any facilities modifications required by these laws could be material. Our operations are also subject to the U.S. Fair Labor Standards Act, which governs such matters as minimum wages, overtime and other working conditions, family leave mandates and a variety of similar state laws that govern these and other employment law matters. The compliance costs associated with these laws and evolving regulations could be substantial, and any failure or alleged failure to comply with these laws could lead to litigation, which could adversely affect our financial condition.

We also face risks from new or changing laws and regulations relating to nutritional content, nutritional labeling, product safety and menu labeling regulation. Compliance with these laws and regulations can be costly and can increase our exposure to litigation or governmental investigations or proceedings. New or changing laws and regulations relating to union organizing rights and activities may impact our operations at the restaurant level and increase our cost of labor. In addition, we are subject to laws relating to information security, privacy, cashless payments and consumer credit, protection and fraud, and any failure or perceived failure to comply with those laws could harm our reputation or lead to litigation, which could adversely affect our financial condition.

The retail food industry in which we operate is highly competitive.

The retail food industry in which we operate is highly competitive with respect to price and quality of food products, new product development, price, advertising levels and promotional initiatives, customer service, reputation, restaurant location, and attractiveness and maintenance of properties. If consumer preferences change, or our restaurants are unable to compete successfully with other retail food outlets in new and existing markets, our business could be adversely affected. In the retail food industry, labor is a primary operating cost component. Competition for qualified employees could also require us to pay higher wages to attract a sufficient number of employees, which could adversely impact our margins.

Item 1B. Unresolved Staff Comments.

The Company has received no written comments regarding its periodic or current reports from the staff of the Securities and Exchange Commission that were issued 180 days or more preceding the end of its 2008 fiscal year and that remain unresolved.

Item 2. Properties.

As of year end 2008, the Company owned more than 1,500 units and leased land, building or both in more than 5,800 units worldwide. These units are further detailed as follows:

- The Company owned more than 1,100 units and leased land, building or both in more than 2,100 units in the U.S.
- The International Division owned more than 400 units and leased land, building or both in more than 1,100 units.
- The China Division leased land, building or both in more than 2,600 units.

Company restaurants in the U.S. which are not owned are generally leased for initial terms of 15 or 20 years and generally have renewal options; however, Pizza Hut delivery/carryout units in the U.S. generally are leased for significantly shorter initial terms with short renewal options. Company restaurants in the International Division which are not owned have initial lease terms and renewal options that vary by country. Company restaurants in the China Division are generally leased for initial terms of 10 to 15 years and generally do not have renewal options. Historically, the Company has either been able to renew its China Division leases or enter into competitive leases at replacement sites without significant impact on our operations, cash flows or capital resources. The Company currently does not have a significant number of units that it leases or sub-leases to franchisees.

Pizza Hut and YRI lease their corporate headquarters and a research facility in Dallas, Texas. Taco Bell leases its corporate headquarters and research facility in Irvine, California. YRI owns KFC's, LJS's, A&W's and YUM's corporate headquarters and a research facility in Louisville, Kentucky. In addition, YUM leases office facilities for certain support groups in Louisville, Kentucky. The China Division leases their corporate headquarters and research facilities in Shanghai, China. Additional information about the Company's properties is included in the Consolidated Financial Statements and footnotes in Part II, Item 8, pages 53 through 106.

The Company believes that its properties are generally in good operating condition and are suitable for the purposes for which they are being used.

Item 3. Legal Proceedings.

The Company is subject to various claims and contingencies related to lawsuits, real estate, environmental and other matters arising in the normal course of business. The Company believes that the ultimate liability, if any, in excess of amounts already provided for these matters in the Consolidated Financial Statements, is not likely to have a material adverse effect on the Company's annual results of operations, financial condition or cash flows. The following is a brief description of the more significant of the categories of lawsuits and other matters we face from time to time. Descriptions of specific claims and contingencies appear in Note 21, Contingencies, to the Consolidated Financial Statements included in Part II, Item 8.

Franchising

A substantial number of the restaurants of each of the Concepts are franchised to independent businesses operating under arrangements with the Concepts. In the course of the franchise relationship, occasional disputes arise between the Company and its Concepts' franchisees relating to a broad range of subjects, including, without limitation, quality, service, and cleanliness issues, contentions regarding grants, transfers or terminations of franchises, territorial disputes and delinquent payments.

Suppliers

The Company, through approved distributors, purchases food, paper, equipment and other restaurant supplies from numerous independent suppliers throughout the world. These suppliers are required to meet and maintain compliance with the Company's standards and specifications. On occasion, disputes arise between the Company and its suppliers on a number of issues, including, but not limited to, compliance with product specifications and terms of procurement and service requirements.

Employees

At any given time, the Company or its affiliates employ hundreds of thousands of persons, primarily in its restaurants. In addition, each year thousands of persons seek employment with the Company and its restaurants. From time to time, disputes arise regarding employee hiring, compensation, termination and promotion practices.

Like other retail employers, the Company has been faced in a few states with allegations of purported class-wide wage and hour and other labor law violations.

Customers

The Company's restaurants serve a large and diverse cross-section of the public and in the course of serving so many people, disputes arise regarding products, service, accidents and other matters typical of large restaurant systems such as those of the Company.

Intellectual Property

The Company has registered trademarks and service marks, many of which are of material importance to the Company's business. From time to time, the Company may become involved in litigation to defend and protect its use and ownership of its registered marks.

Item 4. Submission of Matters to a Vote of Security Holders.

No matters were submitted to a vote of shareholders during the fourth quarter of 2008.

Executive Officers of the Registrant

The executive officers of the Company as of February 11, 2009, and their ages and current positions as of that date are as follows:

David C. Novak, 56, is Chairman of the Board, Chief Executive Officer and President of YUM. He has served in this position since January 2001. From December 1999 to January 2001, Mr. Novak served as Vice Chairman of the Board, Chief Executive Officer and President of YUM. From October 1997 to December 1999, he served as Vice Chairman and President of YUM. Mr. Novak previously served as Group President and Chief Executive Officer, KFC and Pizza Hut from August 1996 to July 1997.

Richard T. Carucci, 51, is Chief Financial Officer for YUM. He has served in this position since March 2005. From October 2004 to February 2005, he served as Senior Vice President, Finance and Chief Financial Officer – Designate of YUM. From May 2003 to October 2004, he served as Executive Vice President and Chief Development Officer of YRI. From November 2002 to May 2003, he served as Senior Vice President for YRI and also assisted Pizza Hut in asset strategy development. From November 1999 to July 2002, he was Chief Financial Officer of YRI.

Christian L. Campbell, 58, is Senior Vice President, General Counsel, Secretary and Chief Franchise Policy Officer for YUM. He has served as Senior Vice President, General Counsel and Secretary since September 1997. In January 2003, his title and job responsibilities were expanded to include Chief Franchise Policy Officer.

Jonathan D. Blum, 50, is Senior Vice President Public Affairs for YUM. He has served in this position since July 1997.

Anne P. Byerlein, 50, is Chief People Officer for YUM. She has served in this position since December 2002. From October 1997 to December 2002, she was Vice President of Human Resources of YUM. From October 2000 to December 2002, she also served as KFC's Chief People Officer.

Ted F. Knopf, 57, is Senior Vice President Finance and Corporate Controller of YUM. He has served in this position since April 2005. From September 2001 to April 2005, Mr. Knopf served as Vice President of Corporate Planning and Strategy of YUM.

Emil J. Brolick, 61, is Chief Operating Officer for YUM. He has served as Chief Operating Officer since June 2008. Prior to this position, he served as President of U.S. Brand Building, a position he held from December 2006 to June 2008. Prior to that, he served as President and Chief Concept Officer of Taco Bell, a position he held from July 2000 to November 2006. Prior to joining Taco Bell, Mr. Brolick served as Senior Vice President of New Product Marketing, Research & Strategic Planning for Wendy's International, Inc. from August 1995 to July 2000.

Scott O. Bergren, 62, is President and Chief Concept Officer of Pizza Hut. He has served in this position since November 2006. Prior to this position, he served as Chief Marketing Officer of KFC and YUM from August 2003 to November 2006. From September 2002 until July 2003, he was the Executive Vice President, Marketing and Chief Concept Officer for YUM Restaurants International, Inc. From April 2002 until September 2002, he was Senior Vice President New Concepts for YUM Restaurants International, Inc. From June 1995 until 2002, he was Chief Executive Officer of Chevy's Mexican Restaurants, Inc.

Greg Creed, 51, is President and Chief Concept Officer of Taco Bell. He has served in this position since December 2006. Prior to this position, Mr. Creed served as Chief Operating Officer of YUM from December 2005 to November 2006. Mr. Creed served as Chief Marketing Officer of Taco Bell from July 2001 to October 2005.

Roger Eaton, 48, is President and Chief Concept Officer of KFC. He has served in this position since June 2008. From April 2008 to June 2008, he served as Chief Operating and Development Officer of YUM. From January 2008 until April 2008, he served as Chief Operating and Development Officer – Designate. From 2000 until January 2008, he was Senior Vice President/Managing Director of YUM! Restaurants International South Pacific.

Graham D. Allan, 53, is the President of YRI. He has served in this position since November 2003. Immediately prior to this position he served as Executive Vice President of YRI. From December 2000 to May 2003, Mr. Allan was the Managing Director of YRI.

Jing-Shyh S. Su, 56, is Vice-Chairman of the Board and President of YUM Restaurants China. He has served as Vice-Chairman of the Board since March 2008, and he has served as President of YUM Restaurants China since 1997. Prior to this, he was the Vice President of North Asia for both KFC and Pizza Hut. Mr. Su started his career with YUM in 1989 as KFC International's Director of Marketing for the North Pacific area.

Executive officers are elected by and serve at the discretion of the Board of Directors.

PART II

Item 5. Market for the Registrant's Common Stock, Related Stockholder Matters and Issuer Purchases of Equity Securities.

The Company's Common Stock trades under the symbol YUM and is listed on the New York Stock Exchange ("NYSE"). The following sets forth the high and low NYSE composite closing sale prices by quarter for the Company's Common Stock and dividends per common share. All per share and share amounts herein have been adjusted for the two-for-one stock split on June 26, 2007.

2008				
Quarter	High	Low	Dividends Declared	Dividends Paid
First	$ 39.00	$ 33.12	$ 0.15	$ 0.15
Second	41.34	36.85	0.19	0.15
Third	38.68	33.78	—	0.19
Fourth	39.23	22.25	0.38	0.19

2007				
Quarter	High	Low	Dividends Declared	Dividends Paid
First	$ 31.03	$ 27.69	$ —	$ 0.075
Second	34.37	28.85	0.15	0.15
Third	34.80	29.62	—	0.15
Fourth	40.27	31.45	0.30	0.15

In 2007, the Company declared three cash dividends of $0.15 per share of Common Stock, one of which was paid in 2008. In 2008, the Company declared one cash dividend of $0.15 per share of Common Stock and three cash dividends of $0.19 per share of Common Stock, one of which had a distribution date of February 6, 2009. The Company is targeting an annual dividend payout ratio of 35% to 40% of net income.

As of February 11, 2009, there were approximately 81,000 registered holders of record of the Company's Common Stock.

The Company had no sales of unregistered securities during 2008, 2007 or 2006.

Issuer Purchases of Equity Securities

The following table provides information as of December 27, 2008 with respect to shares of Common Stock repurchased by the Company during the quarter then ended:

Fiscal Periods	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Approximate dollar value of shares that may yet be purchased under the plans or programs
Period 10 9/7/08 – 10/4/08	—	$ —	—	$ 563,376,204
Period 11 10/5/08 – 11/1/08	3,269,400	$ 27.08	3,269,400	$ 474,840,412
Period 12 11/2/08 – 11/29/08	1,089,500	$ 24.96	1,089,500	$ 447,649,895
Period 13 11/30/08 – 12/27/08	—	$ —	—	$ 447,649,895
Total	4,358,900	$ 26.55	4,358,900	$ 447,649,895

In January 2008, our Board of Directors authorized additional share repurchases of up to an additional $1.25 billion (excluding applicable transaction fees) of our outstanding Common Stock. For the quarter ended December 27, 2008, approximately 4.4 million shares were repurchased under this authorization. This authorization expired in January 2009.

Stock Performance Graph

This graph compares the cumulative total return of our Common Stock to the cumulative total return of the S&P 500 Stock Index and the S&P 500 Consumer Discretionary Sector, a peer group that includes YUM, for the period from December 26, 2003 to December 26, 2008, the last trading day of our 2008 fiscal year. The graph assumes that the value of the investment in our Common Stock and each index was $100 at December 26, 2003 and that all dividends were reinvested.


YUM!
S&P 500
S&P Consumer Discretionary
$250
$200
$150
$100
$50

	12/26/03	12/23/04	12/30/05	12/29/06	12/28/07	12/27/08
YUM!	$ 100	$ 138	$ 141	$ 179	$ 239	$ 191
S&P 500	$ 100	$ 112	$ 118	$ 137	$ 145	$ 88
S&P Consumer Discretionary	$ 100	$ 113	$ 108	$ 128	$ 111	$ 70

Form 10-K

Item 6. Selected Financial Data.

Selected Financial Data
YUM! Brands, Inc. and Subsidiaries
(in millions, except per share and unit amounts)

	Fiscal Year				
	2008	2007	2006	2005	2004
Summary of Operations					
Revenues					
Company sales	$ 9,843	$ 9,100	$ 8,365	$ 8,225	$ 7,992
Franchise and license fees	1,436	1,316	1,196	1,124	1,019
Total	11,279	10,416	9,561	9,349	9,011
Closures and impairment income (expenses)[a]	(43)	(35)	(59)	(62)	(38)
Refranchising gain (loss)[a]	5	11	24	43	12
Operating Profit[b]	1,506	1,357	1,262	1,153	1,155
Interest expense, net	226	166	154	127	129
Income before income taxes	1,280	1,191	1,108	1,026	1,026
Net income	964	909	824	762	740
Basic earnings per common share[c]	2.03	1.74	1.51	1.33	1.27
Diluted earnings per common share[c]	1.96	1.68	1.46	1.28	1.21
Cash Flow Data					
Provided by operating activities	$ 1,521	$ 1,551	$ 1,257	$ 1,233	$ 1,186
Capital spending, excluding acquisitions	935	726	572	609	645
Proceeds from refranchising of restaurants	266	117	257	145	140
Repurchase shares of Common Stock	1,628	1,410	983	1,056	569
Dividends paid on Common Stock	322	273	144	123	58
Balance Sheet					
Total assets	$ 6,527	$ 7,188	$ 6,368	$ 5,797	$ 5,696
Long-term debt	3,564	2,924	2,045	1,649	1,731
Total debt	3,589	3,212	2,272	1,860	1,742
Other Data					
Number of stores at year end					
Company	7,568	7,625	7,736	7,587	7,743
Unconsolidated Affiliates	645	1,314	1,206	1,648	1,662
Franchisees	25,911	24,297	23,516	22,666	21,858
Licensees	2,168	2,109	2,137	2,376	2,345
System	36,292	35,345	34,595	34,277	33,608
U.S. same store sales growth[d]	2%	—	1%	3%	3%
YRI system sales growth[d]					
Reported	10%	15%	7%	9%	14%
Local currency[e]	8%	10%	7%	6%	6%
China Division system sales growth[d]					
Reported	31%	31%	26%	13%	23%
Local currency[e]	20%	24%	23%	11%	23%
Shares outstanding at year end[c]	459	499	530	556	581
Cash dividends declared per Common Stock[c]	$ 0.72	$ 0.45	$ 0.43	$ 0.22	$ 0.15
Market price per share at year end [c]	$ 30.28	$ 38.54	$ 29.40	$ 23.44	$ 23.14

Form 10-K

Fiscal years 2008, 2007, 2006 and 2004 include 52 weeks and fiscal year 2005 includes 53 weeks.

Fiscal years 2008, 2007, 2006 and 2005 include the impact of the adoption of Statement of Financial Accounting Standards ("SFAS") No. 123R (Revised 2004), "Share Based Payment," ("SFAS 123R"). If SFAS 123R had been effective for 2004 both reported basic and diluted earnings per share would have decreased $0.06 consistent with pro-forma information that was disclosed previous to that date.

The selected financial data should be read in conjunction with the Consolidated Financial Statements and the Notes thereto.

(a) See Note 5 to the Consolidated Financial Statements for a description of Closures and Impairment Expenses and Refranchising Gain (Loss) in 2008, 2007 and 2006.

(b) Fiscal year 2008 included a gain of approximately $100 million related to the sale of our interest in our unconsolidated affiliate in Japan and $61 million expense related to U.S. business transformation measures as discussed in the Significant Gains and Charges section of the MD&A. Fiscal year 2004 included $30 million of income related to Wrench litigation and AmeriServe. The Wrench litigation relates to a lawsuit against Taco Bell Corporation, which was settled in 2004, and the income was a result of financial recoveries from settlements with insurance carriers. Amounts related to AmeriServe are the result of cash recoveries related to the AmeriServe bankruptcy reorganization process for which we incurred significant expense in years prior to those presented here (primarily 2000). AmeriServe was formerly our primary distributor of food and paper supplies to our U.S. stores.

(c) Adjusted for the two for one stock split on June 26, 2007. See Note 3 to the Consolidated Financial Statements.

(d) System sales growth includes the results of all restaurants regardless of ownership, including Company owned, franchise, unconsolidated affiliate and license restaurants. Sales of franchise, unconsolidated affiliate and license restaurants generate franchise and license fees for the Company (typically at a rate of 4% to 6% of sales). Franchise, unconsolidated affiliate and license restaurant sales are not included in Company sales we present on the Consolidated Statements of Income; however, the fees are included in the Company's revenues. We believe system sales growth is useful to investors as a significant indicator of the overall strength of our business as it incorporates all our revenue drivers, Company and franchise same store sales as well as net unit development. Same store sales growth includes the results of all restaurants that have been open one year or more. Additionally, we began reporting information for our international business in two separate operating segments (the International Division and the China Division) in 2005 as a result of changes in our management structure. Segment information for periods prior to 2005 has been restated to reflect this reporting.

(e) Local currency represents the percentage change excluding the impact of foreign currency translation. These amounts are derived by translating current year results at prior year average exchange rates. We believe the elimination of the foreign currency translation impact provides better year-to-year comparability without the distortion of foreign currency fluctuations.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Introduction and Overview

The following Management's Discussion and Analysis ("MD&A"), should be read in conjunction with the Consolidated Financial Statements on pages 56 through 59 ("Financial Statements") and the Forward-Looking Statements on page 2 and the Risk Factors set forth in Item 1A. Throughout the MD&A, YUM! Brands, Inc. ("YUM" or the "Company") makes reference to certain performance measures as described below.

- The Company provides the percentage changes excluding the impact of foreign currency translation. These amounts are derived by translating current year results at prior year average exchange rates. We believe the elimination of the foreign currency translation impact provides better year-to-year comparability without the distortion of foreign currency fluctuations.

- System sales growth includes the results of all restaurants regardless of ownership, including Company-owned, franchise, unconsolidated affiliate and license restaurants. Sales of franchise, unconsolidated affiliate and license restaurants generate franchise and license fees for the Company (typically at a rate of 4% to 6% of sales). Franchise, unconsolidated affiliate and license restaurant sales are not included in Company sales on the Consolidated Statements of Income; however, the franchise and license fees are included in the Company's revenues. We believe system sales growth is useful to investors as a significant indicator of the overall strength of our business as it incorporates all of our revenue drivers, Company and franchise same store sales as well as net unit development.

- Same store sales is the estimated growth in sales of all restaurants that have been open one year or more.

- Company restaurant margin as a percentage of sales is defined as Company sales less expenses incurred directly by our Company restaurants in generating Company sales divided by Company sales.

- Operating margin is defined as Operating Profit divided by Total revenue.

All Note references herein refer to the Notes to the Financial Statements on pages 60 through 106. Tabular amounts are displayed in millions except per share and unit count amounts, or as otherwise specifically identified. All per share and share amounts herein, and in the accompanying Financial Statements and Notes to the Financial Statements have been adjusted to reflect the June 26, 2007 stock split (see Note 3).

Description of Business

YUM is the world's largest restaurant company in terms of system restaurants with over 36,000 restaurants in more than 110 countries and territories operating under the KFC, Pizza Hut, Taco Bell, Long John Silver's or A&W All-American Food Restaurants brands. Four of the Company's restaurant brands – KFC, Pizza Hut, Taco Bell and Long John Silver's – are the global leaders in the chicken, pizza, Mexican-style food and quick-service seafood categories, respectively. Of the over 36,000 restaurants, 21% are operated by the Company, 73% are operated by franchisees and unconsolidated affiliates and 6% are operated by licensees.

YUM's business consists of three reporting segments: United States, YUM Restaurants International ("YRI" or "International Division") and the China Division. The China Division includes mainland China ("China"), Thailand and KFC Taiwan and YRI includes the remainder of our international operations. The China Division and YRI have been experiencing dramatic growth and now represent nearly 60% of the Company's operating profits. The U.S. business operates in a highly competitive marketplace resulting in slower profit growth, but continues to produce strong cash flows.

Strategies

The Company continues to focus on four key strategies:

Build Leading Brands in China in Every Significant Category – The Company has developed the KFC and Pizza Hut brands into the leading quick service and casual dining restaurants, respectively, in mainland China. Additionally, the Company owns and operates the distribution system for its restaurants in mainland China which we believe provides a significant competitive advantage. Given this strong competitive position, a rapidly growing economy and a population of 1.3 billion in mainland China, the Company is rapidly adding KFC and Pizza Hut Casual Dining restaurants and testing the additional restaurant concepts of Pizza Hut Home Service (pizza delivery) and East Dawning (Chinese food). Our ongoing earnings growth model includes annual system-sales growth of 20% in mainland China driven by new unit development each year, which we expect to drive annual operating profit growth of 20% in the China Division.

Drive Aggressive International Expansion and Build Strong Brands Everywhere – The Company and its franchisees opened over 900 new restaurants in 2008 in the Company's International Division, representing 9 straight years of opening over 700 restaurants. The International Division generated $528 million in Operating Profit in 2008 up from $186 million in 1998. The Company expects to continue to experience strong growth by building out existing markets and growing in new markets including India, France and Russia. Our ongoing earnings growth model includes annual operating profit growth of 10% driven by new unit development and same store sales growth for the International Division. New unit development is expected to contribute to system sales growth of at least 6% each year.

Dramatically Improve U.S. Brand Positions, Consistency and Returns – The Company continues to focus on improving its U.S. position through differentiated products and marketing and an improved customer experience. The Company also strives to provide industry leading new product innovation which adds sales layers and expands day parts. We are the leader in multibranding, with more than 4,600 restaurants providing customers two or more of our brands at a single location. We continue to evaluate our returns and ownership positions with an earn the right to own philosophy on Company owned restaurants. Our ongoing earnings growth model calls for annual operating profit growth of 5% in the U.S. with same store sales growth of 2% to 3% and leverage of our General and Administrative ("G&A") infrastructure.

Drive Industry-Leading, Long-Term Shareholder and Franchisee Value – The Company is focused on delivering high returns and returning substantial cash flows to its shareholders via share repurchases and dividends. The Company has one of the highest returns on invested capital in the Quick Service Restaurants ("QSR") industry. Additionally, 2008 was the fourth consecutive year in which the Company returned over $1.1 billion to its shareholders through share repurchases and dividends. The Company is targeting an annual dividend payout ratio of 35% to 40% of net income.

Details of our 2009 Guidance by division can be found online at http://www.yum.com/investors/news.asp and http://investors.yum.com/phoenix.zhtml?c=117941&p=irol-newsEarnings. The fourth quarter earnings release included preliminary and unaudited Consolidated Statements of Cash Flows and Consolidated Balance Sheets, which have been updated in this Form 10-K.

2008 Highlights

- Worldwide system sales growth of 7%, excluding foreign currency translation
- Worldwide same store sales growth of 3%
- Record international development of 1,495 new units
- Worldwide Operating Profit growth of 11%, including a 3%, or $39 million, positive impact as described in the Significant Gains and Charges section of this MD&A
- Operating Profit growth of 25% in the China Division and 10% in the YRI Division, partially offset by a 6% decline in the U.S.
- Record shareholder payout of nearly $2 billion through share buybacks and dividends, with share buybacks reducing average diluted share counts by 9%

Significant Known Events, Trends or Uncertainties Impacting or Expected to Impact Comparisons of Reported or Future Results

The following factors impacted comparability of operating performance for the years ended December 27, 2008, December 29, 2007 and December 30, 2006 and could impact comparability with our results in 2009.

U.S. Restaurant Profit

Our U.S. restaurant margin as a percentage of sales decreased 0.8 percentage points in 2008 and decreased 1.3 percentage points in 2007. These decreases were the primary drivers in the U.S. Operating Profit declines of 6% and 3% for the years ended December 27, 2008 and December 29, 2007, respectively.

Restaurant profit in dollar terms was negatively impacted by $119 million of commodity inflation for the full year 2008. Additionally, restaurant profit in 2008 was negatively impacted by $30 million due to higher property and casualty self insurance expense, exclusive of the estimated reduction due to refranchised stores, as we lapped favorability in 2007. These decreases were partially offset by Company same store sales growth of 3% resulting from pricing actions we have taken.

In 2007, restaurant profit was negatively impacted versus 2006 by Company same store sales declines of 3% (primarily due to Taco Bell) and $44 million of commodity inflation. This unfavorability was partially offset by $27 million of lower self-insured property and casualty insurance expense, exclusive of the estimated reduction due to refranchised stores, driven by improved loss trends.

We anticipate that the U.S. restaurant margin as a percentage of sales will improve approximately 1% for the full year 2009 as a result of pricing actions we have taken and the moderation of commodity inflation.

China Restaurant Profit

China Division restaurant margin as a percentage of sales was 18.4%, 20.1% and 20.4% for 2008, 2007 and 2006, respectively. The declines in 2008 and 2007 were driven by commodity inflation, primarily chicken, of approximately $78 million and $34 million, respectively, and higher labor costs. The decreases were partially offset by the impact of same store sales growth on restaurant margin. In the China Division, we expect that commodity inflation will moderate as 2009 progresses and restaurant margin will be at least flat versus 2008.

Impact of Foreign Currency Translation on Operating Profit

Changes in foreign currency exchange rates positively impacted the translation of our foreign currency denominated Operating Profit in our International and China Divisions by $9 million and $41 million, respectively, for the year ended December 27, 2008 and $24 million and $19 million, respectively, for the year ended December 29, 2007. In 2009, we currently expect foreign currency translation to have a significant negative impact on our reported International Division Operating Profit and no significant impact on our reported China Division Operating Profit. Given the nature and volatility of the foreign currency markets the full year forecasted foreign currency impact is difficult to quantify. However, for the first quarter of 2009 we currently expect a $20 million negative impact on YRI's Operating Profit and a similar impact for the second quarter of 2009.

Consolidation of a Former Unconsolidated Affiliate in China

In 2008, we began consolidating an entity in which we have a majority ownership interest and that operates the KFCs in Beijing, China. Our partners in this entity are essentially state-owned enterprises. We historically did not consolidate this entity, instead accounting for the unconsolidated affiliate using the equity method of accounting, due to the effective participation of our partners in the significant decisions of the entity that were made in the ordinary course of business as addressed in Emerging Issues Task Force ("EITF") Issue No. 96-16, "Investor's Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights". Concurrent with a decision that we made on January 1, 2008 regarding top management of the entity, we no longer believe that our partners effectively participate in the decisions that are made in the ordinary course of business. Accordingly, we began consolidating this entity.

Like our other unconsolidated affiliates, the accounting for this entity prior to 2008 resulted in royalties being reflected as Franchise and license fees and our share of the entity's net income being reflected in Other (income) expense. The impact on our Consolidated Statement of Income for the year ended December 27, 2008 as a result of our consolidation of this entity was as follows:

	Increase (Decrease)
Company sales	$ 299
Company restaurant expenses	237
Franchise and license fees	(19)
General and administrative expenses	6
Other (income) expense	(30)
Operating Profit	7

The impact on Other (income) expense includes both the current year minority interest in pre-tax earnings of the unconsolidated affiliate as well as the reduction in Other (income) expense that resulted from our share of after-tax earnings no longer being reported in Other (income) expense. The increase in Operating Profit was offset by a corresponding increase in Income tax provision such that there was no impact to Net Income.

Significant Gains and Charges

As part of our plan to transform our U.S. business we took several measures in 2008 that we do not believe are indicative of our ongoing operations. These measures ("the U.S. business transformation measures") included: expansion of our U.S. refranchising, potentially reducing our Company ownership in the U.S. to below 10% by year end 2010; charges relating to G&A productivity initiatives and realignment of resources (primarily severance and early retirement costs); and investments in our U.S. Brands made on behalf of our franchisees such as equipment purchases. As discussed in Note 5, we are not including the impacts of these U.S. business transformation measures in our U.S. segment for performance reporting purposes.

In the year ended December 27, 2008, we recorded a pre-tax loss of $5 million from refranchising in the U.S., pre-tax expense related to U.S. G&A productivity initiatives and realignment of resources of $49 million, and pre-tax expense related to investments in our U.S. brands of $7 million. The refranchising losses are more fully discussed in Note 5 and the Store Portfolio Strategy of the MD&A.

These losses were more than offset in the year ended December 27, 2008 by a pre-tax gain of approximately $100 million related to the sale of our interest in our unconsolidated affiliate in Japan (See Note 5 for further discussion of this transaction). This gain was recorded in Other (income) expense in our Consolidated Statement of Income and was not allocated to any segment for performance reporting purposes.

In 2009, we currently expect to refranchise 500 restaurants in the U.S. The impact of this refranchising on our 2009 results will be determined by the stores that we are able to sell and the specific prices we are able to obtain for those stores. In the first quarter of 2009, the expenses related to the U.S. G&A productivity initiatives and realignment of resources are expected to total approximately $5 million and investments in our U.S. Brands are expected to total approximately $25 million.

We currently anticipate ongoing G&A savings of approximately $70 million, primarily within the U.S. segment, as a result of the U.S. business transformation measures we took in 2008 and will take in 2009.

Mexico Value Added Tax ("VAT") Exemption

On October 1, 2007, Mexico enacted new legislation that eliminated a tax ruling that allowed us to claim an exemption related to VAT payments. Beginning on January 1, 2008, we were required to remit VAT on all Company restaurant sales resulting in lower Company sales and Restaurant profit. As a result of this new legislation, our International Division's Company sales and Restaurant profit for the year ended December 27, 2008 were unfavorably impacted by approximately $38 million and $34 million, respectively. The International Division's system sales growth and restaurant margin as a percentage of sales were negatively impacted by approximately 0.3 and 1.2 percentage points, respectively, for the year ended December 27, 2008. For the first quarter of 2009, the negative lapping impact is expected to be $4 million after which there will be no impact on subsequent quarters in 2009.

Tax Legislation – Mainland China

On March 16, 2007, the National People's Congress in mainland China enacted new tax legislation that went into effect on January 1, 2008. Upon enactment, which occurred in the China Division's 2007 second fiscal quarter, the deferred tax balances of all Chinese entities, including our unconsolidated affiliates, were adjusted. These income tax rate changes positively impacted our 2008 net income by approximately $20 million compared to what it would have otherwise been had no new tax legislation been enacted. The impacts on our income tax provision and operating profit in the year ended December 29, 2007 were not significant.

Pizza Hut United Kingdom Acquisition

On September 12, 2006, we completed the acquisition of the remaining fifty percent ownership interest of our Pizza Hut United Kingdom ("U.K.") unconsolidated affiliate from our partner, paying approximately $178 million in cash, including transaction costs and net of $9 million of cash assumed. Additionally, we assumed the full liability, as opposed to our fifty percent share, associated with the Pizza Hut U.K.'s capital leases of $97 million and short-term borrowings of $23 million. This unconsolidated affiliate operated more than 500 restaurants in the U.K. at the date of acquisition.

Prior to the acquisition, we accounted for our fifty percent ownership interest using the equity method of accounting. Thus, we reported our fifty percent share of the net income of the unconsolidated affiliate (after interest expense and income taxes) as Other (income) expense in the Consolidated Statements of Income. We also recorded a franchise fee for the royalty received from the stores owned by the unconsolidated affiliate. Since the date of the acquisition, we have reported Company sales and the associated restaurant costs, G&A expense, interest expense and income taxes associated with the restaurants previously owned by the unconsolidated affiliate in the appropriate line items of our Consolidated Statement of Income. We no longer record franchise fee income for the restaurants previously owned by the unconsolidated affiliate, nor do we report other income under the equity method of accounting. As a result of this acquisition, Company sales and restaurant profit increased $576 million and $59 million, respectively, franchise fees decreased $19 million and G&A expenses increased $33 million in the year ended December 29, 2007 compared to the year ended December 30, 2006.

Store Portfolio Strategy

From time to time we sell Company restaurants to existing and new franchisees where geographic synergies can be obtained or where franchisees' expertise can generally be leveraged to improve our overall operating performance, while retaining Company ownership of strategic U.S. and international markets. In the U.S., we are targeting Company ownership of restaurants potentially below 10% by year end 2010, down from its current level of 19%. Consistent with this strategy, 700 Company restaurants in the U.S. were sold to franchisees in 2008. We recorded net refranchising losses of $5 million in the U.S. for the year ended December 27, 2008, primarily due to our refranchising of, or our offers to sell, certain stores or groups of stores for a price less than their carrying values. We currently anticipate refranchising 500 units in the U.S. in 2009.

We expect U.S. refranchising will generate the following financial impacts over the three-year period (2008-2010): pre-tax sales proceeds of about $1 billion, U.S. restaurant margin improvement of about 2.5 percentage points, neutral to slightly dilutive to U.S. operating profit and net refranchising gains of about $150 million.

While it remains our intent to significantly reduce our ownership levels of Pizza Huts in the U.K. through refranchising, minimal activity took place in 2008. The timing of future refranchising is currently difficult to predict given refranchising results to date and the current economic environment.

Refranchisings reduce our reported revenues and restaurant profits and increase the importance of system sales growth as a key performance measure. Additionally, G&A expenses will decline over time as a result of these refranchising activities. The timing of such declines will vary and often lag the actual refranchising activities as the synergies are typically dependent upon the size and geography of the respective deals. G&A expenses included in the tables below reflect only direct G&A that we no longer incurred as a result of stores that were operated by us for all or some of the respective previous year and were no longer operated by us as of the last day of the respective current year.

The following table summarizes our worldwide refranchising activities:

	2008	2007	2006
Number of units refranchised	775	420	622
Refranchising proceeds, pretax	$ 266	$ 117	$ 257
Refranchising net gains, pretax	$ 5	$ 11	$ 24

The impact on operating profit arising from refranchising is the net of (a) the estimated reductions in restaurant profit, which reflects the decrease in Company sales, and G&A expenses and (b) the increase in franchise fees from the restaurants that have been refranchised. The tables presented below reflect the impacts on Total revenues and on Operating Profit from stores that were operated by us for all or some portion of the respective previous year and were no longer operated by us as of the last day of the respective current year. In these tables, Decreased Company sales and Decreased Restaurant profit represents the amount of sales or restaurant profit earned by the refranchised restaurants during the period we owned them in the prior year but did not own them in the current year. Increased Franchise and license fees represents the franchise and license fees from the refranchised restaurants that were recorded by the Company in the current year during periods in which the restaurants were Company stores in the prior year.

The following table summarizes the impact of refranchising as described above:

	2008			
	U.S.	YRI	China Division	Worldwide
Decreased Company sales	$ (300)	$ (106)	$ (5)	$ (411)
Increased Franchise and license fees	16	6	—	22
Decrease in Total revenues	$ (284)	$ (100)	$ (5)	$ (389)

Form 10-K

	2007			
	U.S.	YRI	China Division	Worldwide
Decreased Company sales	$ (374)	$ (144)	$ (3)	$ (521)
Increased Franchise and license fees	20	9	—	29
Decrease in Total revenues	$ (354)	$ (135)	$ (3)	$ (492)

The following table summarizes the estimated impact on Operating Profit of refranchising:

	2008			
	U.S.	YRI	China Division	Worldwide
Decreased Restaurant profit	$ (19)	$ (8)	$ (1)	$ (28)
Increased Franchise and license fees	16	6	—	22
Decreased G&A	7	1	—	8
Increase (decrease) in Operating Profit	$ 4	$ (1)	$ (1)	$ 2

	2007			
	U.S.	YRI	China Division	Worldwide
Decreased Restaurant profit	$ (37)	$ (7)	$ —	$ (44)
Increased Franchise and license fees	20	9	—	29
Decreased G&A	7	3	—	10
Increase (decrease) in Operating Profit	$ (10)	$ 5	$ —	$ (5)

Results of Operations

	2008	% B/(W) vs. 2007	2007	% B/(W) vs. 2006
Company sales	$ 9,843	8	$ 9,100	9
Franchise and license fees	1,436	9	1,316	10
Total revenues	$ 11,279	8	$ 10,416	9
Company restaurant profit	$ 1,378	4	$ 1,327	4
% of Company sales	14.0%	(0.6) ppts.	14.6%	(0.6) ppts.
Operating profit	1,506	11	1,357	8
Interest expense, net	226	(36)	166	(8)
Income tax provision	316	(12)	282	1
Net income	$ 964	6	$ 909	10
Diluted earnings per share[(a)]	$ 1.96	17	$ 1.68	15

(a) See Note 4 for the number of shares used in this calculation.

Restaurant Unit Activity

Worldwide	Company	Unconsolidated Affiliates	Franchisees	Total Excluding Licensees[a]
Balance at end of 2006	7,736	1,206	23,516	32,458
New Builds	505	132	1,070	1,707
Acquisitions	9	6	(14)	1
Refranchising	(420)	(6)	426	—
Closures	(204)	(24)	(706)	(934)
Other	(1)	—	5	4
Balance at end of 2007	7,625	1,314	24,297	33,236
New Builds	596	89	1,173	1,858
Acquisitions	106	—	(105)	1
Refranchising	(775)	(1)	776	—
Closures	(166)	(8)	(800)	(974)
Other[b][c]	182	(749)	570	3
Balance at end of 2008	7,568	645	25,911	34,124
% of Total	22%	2%	76%	100%

United States	Company	Unconsolidated Affiliates	Franchisees	Total Excluding Licensees[a]
Balance at end of 2006	4,212	—	13,905	18,117
New Builds	87	—	262	349
Acquisitions	8	—	(7)	1
Refranchising	(304)	—	304	—
Closures	(106)	—	(386)	(492)
Other	(1)	—	3	2
Balance at end of 2007	3,896	—	14,081	17,977
New Builds	94	—	269	363
Acquisitions	95	—	(94)	1
Refranchising	(700)	—	700	—
Closures	(71)	—	(477)	(548)
Other	—	—	3	3
Balance at end of 2008	3,314	—	14,482	17,796
% of Total	19%	—	81%	100%

YRI	Company	Unconsolidated Affiliates	Franchisees	Total Excluding Licensees[a]
Balance at end of 2006	1,762	561	9,387	11,710
New Builds	54	18	780	852
Acquisitions	1	6	(7)	—
Refranchising	(109)	(6)	115	—
Closures	(66)	(11)	(314)	(391)
Other	—	—	2	2
Balance at end of 2007	1,642	568	9,963	12,173
New Builds	55	—	869	924
Acquisitions	4	—	(4)	—
Refranchising	(71)	(1)	72	—
Closures	(41)	—	(310)	(351)
Other[b]	—	(567)	567	—
Balance at end of 2008	1,589	—	11,157	12,746
% of Total	12%	—	88%	100%

China Division	Company	Unconsolidated Affiliates	Franchisees	Total Excluding Licensees[a]
Balance at end of 2006	1,762	645	224	2,631
New Builds	364	114	28	506
Acquisitions	—	—	—	—
Refranchising	(7)	—	7	—
Closures	(32)	(13)	(6)	(51)
Other	—	—	—	—
Balance at end of 2007	2,087	746	253	3,086
New Builds	447	89	35	571
Acquisitions	7	—	(7)	—
Refranchising	(4)	—	4	—
Closures	(54)	(8)	(13)	(75)
Other[c]	182	(182)	—	—
Balance at end of 2008	2,665	645	272	3,582
% of Total	74%	18%	8%	100%

(a) The Worldwide, U.S. and YRI totals exclude 2,168, 1,994 and 174 licensed units, respectively, at December 27, 2008. There are no licensed units in the China Division. Licensed units are generally units that offer limited menus and operate in non-traditional locations like malls, airports, gasoline service stations, convenience stores, stadiums and amusement parks where a full scale traditional outlet would not be practical or efficient. As licensed units have lower average unit sales volumes than our traditional units and our current strategy does not place a significant emphasis on expanding our licensed units, we do not believe that providing further detail of licensed unit activity provides significant or meaningful information.

(b) In our fiscal quarter ended March 22, 2008, we sold our interest in our unconsolidated affiliate in Japan. While we will no longer have an ownership interest in the entity that operates both KFCs and Pizza Huts in Japan, it will continue to be a franchisee as it was when it operated as an unconsolidated affiliate. See Note 5.

(c) On January 1, 2008, we began consolidating an entity in China in which we have a majority ownership interest. This entity was previously accounted for as an unconsolidated affiliate and we reclassified the units accordingly. See Note 5.

Multibrand restaurants are included in the totals above. Multibrand conversions increase the sales and points of distribution for the second brand added to a restaurant but do not result in an additional unit count. Similarly, a new multibrand restaurant, while increasing sales and points of distribution for two brands, results in just one additional unit count. Franchise unit counts include both franchisee and unconsolidated affiliate multibrand units. Multibrand restaurant totals were as follows:

2008	Company	Franchise	Total
U.S.	1,601	3,028	4,629
YRI	—	329	329
Worldwide	1,601	3,357	4,958

2007	Company	Franchise	Total
U.S.	1,750	1,949	3,699
YRI	6	284	290
Worldwide	1,756	2,233	3,989

For 2008 and 2007, Company multibrand unit gross additions were 251 and 86, respectively. For 2008 and 2007, franchise multibrand unit gross additions were 830 and 283, respectively. There are no multibrand units in the China Division.

System Sales Growth

System sales growth includes the results of all restaurants regardless of ownership, including Company-owned, franchise, unconsolidated affiliate and license restaurants. The following tables detail the key drivers of system sales growth for each reportable segment by year. Same store sales growth is the estimated growth in sales of all restaurants that have been open one year or more. Net unit growth and other represents the net impact of actual system sales growth due to new unit openings and historical system sales lost due to closures as well as any necessary rounding.

	2008 vs. 2007			
	U.S.	YRI	China Division	Worldwide
Same store sales growth (decline)	2%	4%	6%	3%
Net unit growth and other	1	4	14	4
Foreign currency translation ("forex")	N/A	2	11	1
% Change	3%	10%	31%	8%
% Change, excluding forex	N/A	8%	20%	7%

	2007 vs. 2006			
	U.S.	YRI	China Division	Worldwide
Same store sales growth (decline)	—%	6%	10%	3%
Net unit growth and other	—	4	14	3
Foreign currency translation ("forex")	N/A	5	7	2
% Change	—%	15%	31%	8%
% Change, excluding forex	N/A	10%	24%	6%

Revenues

Company sales were as follows:

	2008	2007	2006
U.S.	$ 4,410	$ 4,518	$ 4,952
YRI	2,375	2,507	1,826
China Division	3,058	2,075	1,587
Worldwide	$ 9,843	$ 9,100	$ 8,365

The following tables detail the key drivers of the year-over-year changes of Company sales and Franchise and license fees. Same store sales growth is the estimated growth in sales of all restaurants that have been open one year or more. Net unit growth represents the net impact of actual sales or fee additions due to new unit openings and historical sales or fee reductions due to closures. Refranchising represents the amount of Company sales for the periods in the prior year while the Company operated the restaurants but did not operate them in the current year or the impact on Franchise and license fees for amounts from refranchised restaurants that were recorded by the Company in the current year during periods in which the restaurants were Company stores in the prior year. Other represents the impact of acquisitions, unusual or significant items and roundings, which are footnoted as necessary.

The percentage changes in company sales by year were as follows:

	2008 vs. 2007			
	U.S.	YRI	China Division	Worldwide
Same store sales growth (decline)	3%	—%	7%	3%
Net unit growth	1	1	16	4
Refranchising	(7)	(4)	—	(5)
Other[(a)]	1	—	13	4
Foreign currency translation ("forex")	N/A	(2)	11	2
% Change	(2)%	(5)%	47%	8%
% Change, excluding forex	N/A	(3)%	36%	6%

	2007 vs. 2006			
	U.S.	YRI	China Division	Worldwide
Same store sales growth (decline)	(3)%	5%	10%	2%
Net unit growth	1	2	15	4
Refranchising	(8)	(8)	—	(6)
Other[(b)]	1	32	(1)	6
Foreign currency translation ("forex")	N/A	6	7	3
% Change	(9)%	37%	31%	9%
% Change, excluding forex	N/A	31%	24%	6%

(a) China and Worldwide include 13 percentage points and 3 percentage points, respectively, attributable to the consolidation of a former China unconsolidated affiliate at the beginning of 2008. See Note 5.

(b) YRI and Worldwide include 32 percentage points and 7 percentage points, respectively, attributable to the acquisition of the remaining fifty percent ownership interest of our Pizza Hut U.K. unconsolidated affiliate on September 12, 2006. See Note 5.

Franchise and license fees were as follows:

	2008	2007	2006
U.S.	$ 715	$ 679	$ 651
YRI	651	568	494
China Division	70	69	51
Worldwide	$ 1,436	$ 1,316	$ 1,196

The percentage changes in franchise and license fees by year were as follows:

	2008 vs. 2007			
	U.S.	YRI	China Division	Worldwide
Same store sales growth (decline)	2%	6%	4%	4%
Net unit growth	1	5	6	3
Refranchising	2	1	—	2
Other[(a)]	—	1	(16)	(1)
Foreign currency translation ("forex")	N/A	2	8	1
% Change	5%	15%	2%	9%
% Change, excluding forex	N/A	13%	(6)%	8%

	2007 vs. 2006			
	U.S.	YRI	China Division	Worldwide
Same store sales growth (decline)	—%	6%	10%	3%
Net unit growth	1	6	15	3
Refranchising	3	2	—	2
Other[(b)]	—	(4)	4	—
Foreign currency translation ("forex")	N/A	5	6	2
% Change	4%	15%	35%	10%
% Change, excluding forex	N/A	10%	29%	8%

(a) China and Worldwide include negative 19 percentage points and negative 1 percentage point, respectively, attributable to the consolidation of a former China unconsolidated affiliate at the beginning of 2008. See Note 5.

(b) YRI and Worldwide include negative 4 percentage points and negative 2 percentage points, respectively, attributable to the acquisition of the remaining fifty percent ownership interest of our Pizza Hut U.K. unconsolidated affiliate on September 12, 2006. See Note 5.

Company Restaurant Margins

	2008			
	U.S.	YRI	China Division	Worldwide
Company sales	100.0%	100.0%	100.0%	100.0%
Food and paper	30.3	31.6	37.7	32.9
Payroll and employee benefits	30.1	26.0	13.8	24.1
Occupancy and other operating expenses	27.1	31.3	30.1	29.0
Company restaurant margin	12.5%	11.1%	18.4%	14.0%

	2007			
	U.S.	YRI	China Division	Worldwide
Company sales	100.0%	100.0%	100.0%	100.0%
Food and paper	29.2	29.9	36.4	31.0
Payroll and employee benefits	30.5	26.1	13.2	25.3
Occupancy and other operating expenses	27.0	31.7	30.3	29.1
Company restaurant margin	13.3%	12.3%	20.1%	14.6%

	2006			
	U.S.	YRI	China Division	Worldwide
Company sales	100.0%	100.0%	100.0%	100.0%
Food and paper	28.2	32.2	35.4	30.5
Payroll and employee benefits	30.1	24.6	12.9	25.6
Occupancy and other operating expenses	27.1	31.0	31.3	28.7
Company restaurant margin	14.6%	12.2%	20.4%	15.2%

In 2008, the decrease in U.S. restaurant margin as a percentage of sales was driven by the impact of higher commodity costs (primarily cheese, meat, chicken and wheat costs), higher labor costs (primarily wage rate and salary increases) and higher property and casualty insurance expense as we lapped favorability recognized in 2007. The decrease was partially offset by the favorable impact of same store sales growth on restaurant margin including the impact of higher average guest check.

In 2007, the decrease in U.S. restaurant margin as a percentage of sales was driven by the impact of higher commodity costs (primarily cheese and meats) and higher wage rates, due primarily to state minimum wage rate increases. The decrease was partially offset by the favorable impact of lower self-insured property and casualty insurance expense driven by improved loss trends, as well as the favorable impact on restaurant margin of refranchising and closing certain restaurants.

In 2008, the decrease in YRI restaurant margin as a percentage of sales was driven by the elimination of a VAT exemption in Mexico. An increase in commodity costs was partially offset by higher average guest check.

In 2007, the increase in YRI restaurant margin as a percentage of sales was driven by the impact of same store sales growth on restaurant margin as well as the favorable impact of refranchising certain restaurants. The increase was almost fully offset by higher labor costs (primarily wage rates) and the impact of lower margins associated with Pizza Hut units in the U.K. which we now operate. As a percentage of sales, Pizza Hut U.K. restaurants negatively impacted payroll and employee benefits and occupancy and other expenses and positively impacted food and paper.

In 2008, the decrease in China Division restaurant margin as a percentage of sales was driven by higher commodity costs (primarily chicken products), the impact of lower margins associated with new units during the initial periods of operation, and higher labor costs. The decrease was partially offset by the impact of same store sales growth on restaurant margin.

In 2007, the decrease in China Division restaurant margin as a percentage of sales was driven by higher commodity costs (primarily chicken products), the impact of lower margins associated with new units during the initial periods of operation and higher labor costs. The decrease was partially offset by the impact of same store sales growth on restaurant margin.

Worldwide General and Administrative Expenses

G&A expenses increased 4% in 2008, including a 1% unfavorable impact of foreign currency translation. This increase was driven by approximately $49 million of G&A productivity initiatives and realignment of resources related to the U.S. transformation as discussed in the Significant Gains & Charges section of this MD&A.

G&A expenses increased 9% in 2007, including a 2% unfavorable impact of foreign currency translation. Excluding the additional G&A expenses associated with acquiring the Pizza Hut U.K. business (which were previously netted within equity income prior to our acquisition of the remaining fifty percent of the business) and the unfavorable impact of foreign currency translation, G&A expense increased 4%. The increase was driven by higher annual incentive and other compensation costs, including amounts associated with strategic initiatives in China and other international growth markets.

Worldwide Franchise and License Expenses

Franchise and license expenses increased 86% in 2008. The increase was driven by higher marketing funding on behalf of franchisees, investments in our U.S. brands as discussed in the Significant Gains & Charges section of this MD&A and increased provision for uncollectible receivables.

Franchise and license expenses increased 14% in 2007. The increase was driven by higher marketing funding on behalf of franchisees, franchise convention costs and increased provision for uncollectible receivables.

Worldwide Other (Income) Expense

	2008	2007	2006
Equity income from investments in unconsolidated affiliates	$ (41)	$ (51)	$ (51)
Minority Interest[a]	11	—	—
Gain upon sale of investment in unconsolidated affiliate[b][c]	(100)	(6)	(2)
Contract termination charge[d]	—	—	8
Wrench litigation income[e]	—	(11)	—
Foreign exchange net (gain) loss and other	(16)	(3)	(7)
Other (income) expense	$ (146)	$ (71)	$ (52)

Form 10-K

(a) On January 1, 2008 the Company began consolidating an entity in China in which we have a majority ownership interest. See Note 5.

(b) Fiscal year 2008 reflects the gain recognized on the sale of our interest in our unconsolidated affiliate in Japan. See Note 5.

(c) Fiscal years 2007 and 2006 reflect recognition of income associated with receipt of payments for a note receivable arising from the 2005 sale of our fifty percent interest in the entity that operated almost all KFCs and Pizza Huts in Poland and the Czech Republic to our then partner in the entity.

(d) Reflects an $8 million charge associated with the termination of a beverage agreement in the U.S. segment in 2006.

(e) Fiscal year 2007 reflects financial recoveries from settlements with insurance carriers related to a lawsuit settled by Taco Bell Corporation in 2004.

Worldwide Closure and Impairment Expenses and Refranchising (Gain) Loss

See the Store Portfolio Strategy section for more detail of our refranchising activity and Note 5 for a summary of the components of facility actions by reportable operating segment.

Operating Profit

			% B/(W)	
	2008	2007	2008	2007
United States	$ 694	$ 739	(6)	(3)
YRI	528	480	10	18
China Division	469	375	25	30
Unallocated and corporate expenses	(307)	(257)	(19)	(12)
Unallocated Other income (expense)	117	9	NM	NM
Unallocated Refranchising gain (loss)	5	11	NM	NM
Operating Profit	$ 1,506	$ 1,357	11	8
United States operating margin	13.5%	14.2%	(0.7) ppts.	0.6 ppts.
YRI operating margin	17.4%	15.6%	1.8 ppts.	(2.0) ppts.

U.S. Operating Profit decreased 6% in 2008. The decrease was driven by higher restaurant operating costs and higher closure and impairment expenses, partially offset by the impact of same store sales growth on restaurant profit (primarily due to higher average guest check) and Franchise and license fees. The increase in restaurant operating costs was primarily driven by higher commodity costs.

U.S. Operating Profit decreased 3% in 2007. The decrease was driven by higher restaurant operating costs, principally commodities and labor, partially offset by lower G&A expenses, lower closure and impairment expenses and an increase in Other income.

YRI Operating Profit increased 10% in 2008, including a 2% favorable impact from foreign currency translation. The increase was driven by the impact of same store sales growth and net unit development on Franchise and license fees. These increases were partially offset by the loss of the VAT exemption in Mexico.

YRI Operating Profit increased 18% in 2007 including a 6% favorable impact from foreign currency translation. The increase was driven by the impact of same store sales growth and new unit development on restaurant profit and franchise and license fees. The increase was partially offset by higher G&A expenses (including expenses which were previously netted within equity income prior to our acquisition of the remaining fifty percent of the Pizza Hut U.K. business) and higher restaurant operating costs.

China Division Operating Profit increased 25% and 30% in 2008 and 2007, respectively, including an 11% and 7% favorable impact from foreign currency translation, respectively. The increases were driven by the impact of same store sales growth and net unit development on restaurant profit. The increases were partially offset by higher restaurant operating costs and higher G&A expenses.

Unallocated and corporate expenses increased 19% in 2008 due to U.S. G&A productivity initiatives and realignment of resources and investments in the U.S. Brands, as discussed in the Significant Gains and Charges section of this MD&A, partially offset by lower annual incentive compensation expenses. The 12% increase in unallocated and corporate expenses in 2007 was driven by an increase in annual incentive compensation and project costs.

Unallocated Other income (expense) in 2008 includes a $100 million gain recognized on the sale of our interest in our unconsolidated affiliate in Japan. See Note 5.

Interest Expense, Net

	2008	2007	2006
Interest expense	$ 253	$ 199	$ 172
Interest income	(27)	(33)	(18)
Interest expense, net	$ 226	$ 166	$ 154

Net interest expense increased $60 million or 36% in 2008. The increase was driven by an increase in borrowings in 2008 compared to 2007, partially offset by a decrease in interest rates in the variable portion of our debt as compared to prior year.

Net interest expense increased $12 million or 8% in 2007. The increase was driven by an increase in borrowings in 2007 compared to 2006, partially offset by an increase in interest bearing cash equivalents in 2007 compared to 2006.

Income Taxes

	2008	2007	2006
Reported			
Income taxes	$ 316	$ 282	$ 284
Effective tax rate	24.7%	23.7%	25.6%

The reconciliation of income taxes calculated at the U.S. federal tax statutory rate to our effective tax rate is set forth below:

	2008	2007	2006
U.S. federal statutory rate	35.0%	35.0%	35.0%
State income tax, net of federal tax benefit	0.6	1.0	2.0
Foreign and U.S. tax effects attributable to foreign operations	(14.5)	(5.7)	(7.8)
Adjustments to reserves and prior years	3.5	2.6	(3.5)
Repatriation of foreign earnings	—	—	(0.4)
Non-recurring foreign tax credit adjustments	—	—	(6.2)
Valuation allowance additions (reversals)	0.6	(9.0)	6.8
Other, net	(0.5)	(0.2)	(0.3)
Effective income tax rate	24.7%	23.7%	25.6%

Our 2008 effective income tax rate was negatively impacted by lapping valuation allowance reversals made in the prior year as discussed below. This negative impact was partially offset by the reversal of foreign valuation allowances in the current year associated with certain deferred tax assets that we now believe are more likely than not to be utilized on future tax returns. Additionally, the effective tax rate was negatively impacted by the year-over-year change in adjustments to reserves and prior years (including certain out-of-year adjustments that increased our effective tax rate by 1.8 percentage points in 2008). Benefits associated with our foreign and U.S. tax effects attributable to foreign operations positively impacted the effective tax rate as a result of lapping 2007 expenses associated with the distribution of an intercompany dividend and adjustments to our deferred tax balances that resulted from the Mexico tax law change, as further discussed below, as well as a higher percentage of our income being earned outside the U.S. These benefits were partially offset in 2008 by the gain on the sale of our interest in our unconsolidated affiliate in Japan and expense associated with our plan to distribute certain foreign earnings. We also recognized deferred tax assets for the net operating losses generated by certain tax planning strategies implemented in 2008 included in foreign and U.S. tax effects attributable to foreign operations (1.7 percentage point impact). However, we provided a full valuation allowance on these assets as we do not believe it is more likely than not that they will be realized in the future.

Our 2007 effective income tax rate was positively impacted by valuation allowance reversals. In December 2007, the Company finalized various tax planning strategies based on completing a review of our international operations, distributed a $275 million intercompany dividend and sold our interest in our Japan unconsolidated affiliate. As a result, in the fourth quarter of 2007, we reversed approximately $82 million of valuation allowances associated with foreign tax credit carryovers that are more likely than not to be claimed on future tax returns. In 2007, benefits associated with our foreign and U.S. tax effects attributable to foreign operations were negatively impacted by $36 million of expense associated with the $275 million intercompany dividend and approximately $20 million of expense for adjustments to our deferred tax balances as a result of the Mexico tax law change enacted during the fourth quarter of 2007. These negative impacts were partially offset by a higher percentage of our income being earned outside the U.S. Additionally, the effective tax rate was negatively impacted by the year-over-year change in adjustments to reserves and prior years.

Our 2006 effective income tax rate was positively impacted by the reversal of tax reserves in connection with our regular U.S. audit cycle as well as certain out-of-year adjustments to reserves and accruals that lowered our effective income tax rate by 2.2 percentage points. The reversal of tax reserves was partially offset by valuation allowance additions on foreign tax credits for which, as a result of the tax reserve reversals, we believed were not likely to be utilized before they expired. We also recognized deferred tax assets for the foreign tax credit impact of non-recurring decisions to repatriate certain foreign earnings in 2007. However, we provided full valuation allowances on such assets as we did not believe it was more likely than not that they would be realized at that time.

Adjustments to reserves and prior years include the effects of the reconciliation of income tax amounts recorded in our Consolidated Statements of Income to amounts reflected on our tax returns, including any adjustments to the Consolidated Balance Sheets. Adjustments to reserves and prior years also includes changes in tax reserves, including interest thereon, established for potential exposure we may incur if a taxing authority takes a position on a matter contrary to our position. We evaluate these reserves on a quarterly basis to insure that they have been appropriately adjusted for events, including audit settlements that we believe may impact our exposure.

Consolidated Cash Flows

Net cash provided by operating activities was $1,521 million compared to $1,551 million in 2007. The decrease was primarily driven by higher interest payments and pension contributions.

In 2007, net cash provided by operating activities was $1,551 million compared to $1,257 million in 2006. The increase was driven by higher net income, lower pension contributions and lower income tax payments in 2007.

Net cash used in investing activities was $641 million versus $416 million in 2007. The increase was driven by higher capital spending in 2008 and the lapping of proceeds from the sale of our interest in the Japan unconsolidated affiliate in 2007, partially offset by the year over year change in proceeds from refranchising of restaurants.

In December 2007, we sold our interest in our unconsolidated affiliate in Japan for $128 million (includes the impact of related foreign currency contracts that were settled in December 2007). The international subsidiary that owned this interest operates on a fiscal calendar with a period end that is approximately one month earlier than our consolidated period close. Thus, consistent with our historical treatment of events occurring during the lag period, the pre-tax gain on the sale of this investment of $100 million was recorded in the first quarter of 2008. However, the cash proceeds from this transaction were transferred from our international subsidiary to the U.S. in December 2007 and were thus reported on our Consolidated Statement of Cash Flows for the year ended December 29, 2007. The offset to this cash on our Consolidated Balance Sheet at December 29, 2007 was in accounts payable and other current liabilities.

In 2007, net cash used in investing activities was $416 million versus $434 million in 2006. The decrease was driven by the lapping of the acquisition of the remaining interest in our Pizza Hut U.K. unconsolidated affiliate in 2006 and proceeds from the sale of our interest in the Japan unconsolidated affiliate in December 2007, partially offset by the year over year change in proceeds from refranchising of restaurants and a 2007 increase in capital spending.

Net cash used in financing activities was $1,459 million versus $678 million in 2007. The increase was driven by lower net borrowings, higher share repurchases and higher dividend payments in 2008.

In 2007, net cash used in financing activities was $678 million versus $670 million in 2006. The increase was driven by higher share repurchases and higher dividend payments, partially offset by an increase in net borrowings.

Consolidated Financial Condition

Upon recognition of the sale of our interest in our unconsolidated affiliate in Japan, as described above, during the first quarter 2008 accounts payable and other current liabilities decreased by $128 million due to the reversal of the associated deferred gain.

In May 2008, $250 million of Senior Unsecured Notes matured, and the repayment was funded with additional borrowings under our Credit Facility, which are included in Long-term debt.

During 2008 our Shareholders' Equity decreased approximately $1.2 billion resulting in the Company ending the year with a Shareholders' Deficit. This decrease was primarily driven by our shareholder payouts of approximately $2 billion through share buybacks and dividends, a decline in the unrecognized funded status of our U.S. pension plans of approximately $200 million and approximately $200 million of foreign currency translation adjustments during the year due to the strengthening of the U.S. Dollar. These declines were partially offset by the Company's Net income for the year ended December 27, 2008. A recorded Shareholders' Deficit under generally accepted accounting principles does not by itself preclude us from paying dividends to our shareholders or repurchasing shares of our Common Stock.

Liquidity and Capital Resources

Operating in the QSR industry allows us to generate substantial cash flows from the operations of our company stores and from our substantial franchise operations which require a limited YUM investment. In each of the last seven fiscal years, net cash provided by operating activities has exceeded $1.1 billion. We expect these levels of net cash provided by operating activities to continue in the foreseeable future. Additionally, we estimate that refranchising proceeds, prior to income taxes, will total at least $250 million in 2009. However, unforeseen downturns in our business could adversely impact our cash flows from operations from the levels historically realized or our refranchising proceeds from those amounts expected.

In the event our cash flows are negatively impacted by business downturns, we believe we have the ability to temporarily reduce our discretionary spending without significant impact to our long-term business prospects. Our discretionary spending includes capital spending for new restaurants, acquisitions of restaurants from franchisees, repurchases of shares of our Common Stock and dividends paid to our shareholders. Additionally, as of December, 2008 we had approximately $1 billion in unused capacity under revolving credit facilities that expire in 2012. Given this available borrowing capacity under our credit facilities, our debt maturity schedule and our ability to reduce discretionary spending, we do not believe we will need to access the credit markets during 2009. To help ensure that we do not need to access the credit markets while continuing to build our liquidity and maintaining our financial flexibility, we do not currently plan to repurchase shares in 2009.

Additionally, we are managing our cash and debt positions in order to maintain our current investment grade ratings from Standard & Poor's Rating Services (BBB-) and Moody's Investors Service (Baa3). A downgrade of our credit rating would increase the Company's current borrowing costs and could impact the Company's ability to access the credit markets if necessary. Based on the amount and composition of our debt at December 27, 2008 our interest expense would increase approximately $1.3 million on a full year basis should we receive a one-level downgrade in our ratings.

Discretionary Spending

During 2008, we invested $935 million in our businesses, including approximately $355 million in the U.S., $260 million for the International Division and $320 million for the China Division. For 2009, we estimate capital spending will be approximately $900 million.

We returned approximately $2 billion to our shareholders through share repurchases and quarterly dividends in 2008. This is the fourth straight year that we returned over $1.1 billion to our shareholders. Under the authority of our Board of Directors, we repurchased 46.8 million shares of our Common Stock for $1.6 billion during 2008. As mentioned above, the Company does not currently plan to repurchase shares during 2009.

During the year ended December 27, 2008, we paid cash dividends of $322 million. Additionally, on November 21, 2008 our Board of Directors approved cash dividends of $.19 per share of Common Stock to be distributed on February 6, 2009 to shareholders of record at the close of business on January 16, 2009. The Company is targeting an ongoing annual dividend payout ratio of 35% - 40% of net income.

Borrowing Capacity

Our primary bank credit agreement comprises a $1.15 billion syndicated senior unsecured revolving credit facility (the "Credit Facility") which matures in November 2012 and includes 23 participating banks with commitments ranging from $20 million to $113 million. We believe the syndication reduces our dependency on any one bank.

Under the terms of the Credit Facility, we may borrow up to the maximum borrowing limit, less outstanding letters of credit or banker's acceptances, where applicable. At December 27, 2008, our unused Credit Facility totaled $685 million net of outstanding letters of credit of $166 million. There were borrowings of $299 million outstanding under the Credit Facility at December 27, 2008. The interest rate for borrowings under the Credit Facility ranges from 0.25% to 1.25% over the London Interbank Offered Rate ("LIBOR") or is determined by an Alternate Base Rate, which is the greater of the Prime Rate or the Federal Funds Rate plus 0.50%. The exact spread over LIBOR or the Alternate Base Rate, as applicable, depends on our performance under specified financial criteria. Interest on any outstanding borrowings under the Credit Facility is payable at least quarterly.

We also have a $350 million, syndicated revolving credit facility (the "International Credit Facility," or "ICF") which matures in November 2012 and includes 6 banks with commitments ranging from $35 million to $90 million. We believe the syndication reduces our dependency on any one bank. There was available credit of $350 million and no borrowings outstanding under the ICF at the end of 2008. The interest rate for borrowings under the ICF ranges from 0.31% to 1.50% over LIBOR or is determined by a Canadian Alternate Base Rate, which is the greater of the Citibank, N.A., Canadian Branch's publicly announced reference rate or the "Canadian Dollar Offered Rate" plus 0.50%. The exact spread over LIBOR or the Canadian Alternate Base Rate, as applicable, depends upon YUM's performance under specified financial criteria. Interest on any outstanding borrowings under the ICF is payable at least quarterly.

On July 11, 2008 we entered into a variable rate senior unsecured term loan ("Domestic Term Loan"), in an aggregate principal amount of $375 million that matures in three years. At our discretion the variable rate resets at one, two, three or six month intervals. We determine whether the variable rate at each reset date is based upon: (1) LIBOR plus an applicable spread of up to 2.5%, or (2) an Alternative Base Rate. The Alternate Base Rate is the greater of the Prime Rate or the Federal Funds Rate plus 0.50%, plus an applicable spread of up to 1.5%. The proceeds from the Domestic Term Loan were used for general corporate purposes.

The Credit Facility, Domestic Term Loan, and the ICF are unconditionally guaranteed by our principal domestic subsidiaries. Additionally, the ICF is unconditionally guaranteed by YUM. These agreements contain financial covenants relating to maintenance of leverage and fixed charge coverage ratios and also contain affirmative and negative covenants including, among other things, limitations on certain additional indebtedness and liens, and certain other transactions specified in the agreement. Given the Company's strong balance sheet and cash flows we were able to comply with all debt covenant requirements at December 27, 2008 with a considerable amount of cushion.

The majority of our remaining long-term debt primarily comprises Senior Unsecured Notes with varying maturity dates from 2011 through 2037 and interest rates ranging from 6.25% to 8.88%. The Senior Unsecured Notes represent senior, unsecured obligations and rank equally in right of payment with all of our existing and future unsecured unsubordinated indebtedness. Amounts outstanding under Senior Unsecured Notes were $2.6 billion at December 27, 2008. In May 2008, $250 million of Senior Unsecured Notes matured, and the repayment was funded with additional borrowings under our Credit Facility.

Contractual Obligations

In addition to any discretionary spending we may choose to make, our significant contractual obligations and payments as of December 27, 2008 included:

	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt obligations[a]	$ 5,224	$ 201	$ 1,365	$ 925	$ 2,733
Capital leases[b]	384	26	87	43	228
Operating leases[b]	4,576	491	860	701	2,524
Purchase obligations[c]	675	570	96	6	3
Other[d]	169	144	9	7	9
Total contractual obligations	$ 11,028	$ 1,432	$ 2,417	$ 1,682	$ 5,497

(a) Debt amounts include principal maturities and expected interest payments. Rates utilized to determine interest payments for variable rate debt are based on an estimate of future interest rates. Excludes a fair value adjustment of $59 million included in debt related to interest rate swaps that hedge the fair value of a portion of our debt. See Note 12.

(b) These obligations, which are shown on a nominal basis, relate to more than 5,800 restaurants. See Note 13.

(c) Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding on us and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. We have excluded agreements that are cancelable without penalty. Purchase obligations relate primarily to information technology, marketing, commodity agreements, purchases of property, plant and equipment as well as consulting, maintenance and other agreements.

(d) Other consists of 2009 pension plan funding obligations, the current portion of unrecognized tax benefits and projected payments for deferred compensation.

We have not included in the contractual obligations table approximately $229 million for long-term liabilities for unrecognized tax benefits for various tax positions we have taken. These liabilities may increase or decrease over time as a result of tax examinations, and given the status of the examinations, we cannot reliably estimate the period of any cash settlement with the respective taxing authorities. These liabilities also include amounts that are temporary in nature and for which we anticipate that over time there will be no net cash outflow. We have included in the contractual obligations table $53 million in liabilities for unrecognized tax benefits that we expect to settle in cash in the next year.

We have included $85 million in contributions we expect to make to our pension plans in 2009 in the contractual obligations table. Our most significant plan, the YUM Retirement Plan (the "U.S. Plan"), is a noncontributory defined benefit pension plan covering certain full-time U.S. salaried employees. Our funding policy with respect to the U.S. Plan is to contribute amounts necessary to satisfy minimum pension funding requirements, including requirements of the Pension Protection Act of 2006, plus such additional amounts from time to time as determined to be appropriate to improve the U.S. Plan's funded status. We currently estimate that we will contribute approximately $80 million to the U.S. Plan in 2009. Contributions beyond 2009 will depend upon the timing and amount of our asset returns as well as changes in applicable discount rates. At our 2008 measurement date, our pension plans in the U.S., which include the U.S. Plan and an unfunded supplemental executive plan, had a projected benefit obligation of $923 million and plan assets of $513 million.

The funding rules for our pension plans outside of the U.S. vary from country to country and depend on many factors including discount rates, performance of plan assets, local laws and regulations. Our most significant plans are in the U.K. The projected benefit obligation of our pension plans in the U.K. exceeded plan assets by $43 million at our 2008 measurement date. We have committed to make a discretionary funding contribution of approximately $5 million in 2009 to one of these plans. The plans are currently under review to determine if additional discretionary pension funding payments will be committed to in 2009.

Our postretirement plan in the U.S. is not required to be funded in advance, but is pay as you go. We made postretirement benefit payments of $5 million in 2008 and no future funding amounts are included in the contractual obligations table. See Note 15 for further details about our pension and postretirement plans.

We have excluded from the contractual obligations table payments we may make for exposures for which we are self-insured, including workers' compensation, employment practices liability, general liability, automobile liability, product liability and property losses (collectively "property and casualty losses") and employee healthcare and long-term disability claims.

The majority of our recorded liability for self-insured employee healthcare, long-term disability and property and casualty losses represents estimated reserves for incurred claims that have yet to be filed or settled.

Off-Balance Sheet Arrangements

We have provided a partial guarantee of approximately $16 million of a franchisee loan program used primarily to assist franchisees in the development of new restaurants and, to a lesser extent, in connection with the Company's historical refranchising programs at December 27, 2008. We have also provided two letters of credit totaling approximately $23 million in support of the franchisee loan program. One such letter of credit could be used if we fail to meet our obligations under our guarantee. The other letter of credit could be used, in certain circumstances, to fund our participation in the funding of the franchisee loan program. The total loans outstanding under the loan pool were approximately $48 million at December 27, 2008.

Our unconsolidated affiliates had approximately $51 million and $22 million of debt outstanding as of December 27, 2008 and December 29, 2007, respectively.

New Accounting Pronouncements Not Yet Adopted

See Note 2 to the Consolidated Financial Statements included in Part II, Item 8 of this report for further details of new accounting pronouncements not yet adopted.

Critical Accounting Policies and Estimates

Our reported results are impacted by the application of certain accounting policies that require us to make subjective or complex judgments. These judgments involve estimations of the effect of matters that are inherently uncertain and may significantly impact our quarterly or annual results of operations or financial condition. Changes in the estimates and judgments could significantly affect our results of operations, financial condition and cash flows in future years. A description of what we consider to be our most significant critical accounting policies follows.

Impairment or Disposal of Long-Lived Assets

We evaluate our restaurant assets and certain definite-lived intangible assets for impairment at the individual restaurant level except when there is an expectation that we will refranchise restaurants as a group. Impairment evaluations for individual restaurants that we are currently operating and have not offered for sale are performed on a semi-annual basis or whenever events or circumstances indicate that the carrying amount of a restaurant may not be recoverable (including a decision to close a restaurant). Our semi-annual impairment test includes those restaurants that have experienced two consecutive years of operating losses. Our semi-annual impairment evaluations require an estimation of forecasted cash flows of the restaurant and any terminal value. We limit assumptions about important factors such as sales growth and margin improvement to those that are supportable based upon our plans for the unit and actual results at comparable restaurants.

If the long-lived assets of a restaurant subject to our semi-annual test are not recoverable based upon forecasted, undiscounted cash flows, we write the assets down to their fair value. This fair value is determined by discounting the forecasted after tax cash flows, including terminal value, of the restaurant. The discount rate is our estimate of the required rate of return that a third-party buyer would expect to receive when purchasing a restaurant or groups of restaurants and its related long-lived assets. The discount rate incorporates observed rates of returns for historical refranchising market transactions and we believe it is commensurate with the risks and uncertainty inherent in the forecasted cash flows.

We often refranchise restaurants in groups and, therefore, perform such impairment evaluations at the group level. These impairment evaluations are generally performed at the date such restaurants are offered for sale. Forecasted cash flows in such instances consist of estimated holding period cash flows and the expected sales proceeds. Expected sales proceeds are based on the most relevant of historical sales multiples or bids from buyers, and have historically been reasonably accurate estimations of the proceeds ultimately received.

We have certain definite-lived intangible assets that are not attributable to a specific restaurant, such as the LJS and A&W trademark/brand intangible assets and franchise contract rights, which are amortized over their expected useful lives. We base the expected useful lives of our trademark/brand intangible assets on a number of factors including the competitive environment, our future development plans for the applicable Concept and the level of franchisee commitment to the Concept. We generally base the expected useful lives of our franchise contract rights on their respective contractual terms including renewals when appropriate.

These definite-lived intangible assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of the intangible asset may not be recoverable. An intangible asset that is deemed impaired is written down to its estimated fair value, which is based on discounted cash flows. For purposes of our impairment analysis, we update the cash flows that were initially used to value the definite-lived intangible asset to reflect our current estimates and assumptions over the asset's future remaining life.

See Note 2 for a further discussion of our policy regarding the impairment or disposal of long-lived assets.

Impairment of Goodwill

We evaluate goodwill for impairment on an annual basis or more often if an event occurs or circumstances change that indicates impairment might exist. Goodwill is evaluated for impairment through the comparison of fair value of our reporting units to their carrying values. Our reporting units are our operating segments in the U.S. and our business management units internationally (typically individual countries). Fair value is the price a willing buyer would pay for the reporting unit, and is generally estimated using either discounted expected future cash flows from operations or the present value of the estimated future franchise royalty stream plus any estimated sales proceeds from refranchising.

Future cash flow estimates and the discount rate are the key assumptions when estimating the fair value of a reporting unit. Future cash flows are based on our growth expectations relative to recent historical performance. These growth expectations are based on assumptions for key performance indicators such as company sales, franchise and license fees and restaurant profit and are consistent with our internal operating plans. The discount rate is our estimate of the required rate of return that a third-party buyer would expect to receive when purchasing a business from us that constitutes a reporting unit. We believe the discount rate is commensurate with the risks and uncertainty inherent in the forecasted cash flows.

We have two international reporting units that have experienced deteriorating operating performance over the past few years. These reporting units have goodwill of $100 million and $36 million as of the end of 2008. The assumptions used in determining fair value for these reporting units reflect our belief that the businesses are experiencing temporary declines and that they will turn around. While these growth assumptions are consistent with our internal operating plans and reflect what we believe are reasonable and achievable growth rates, failure to realize these growth rates could result in future impairment of some or all of the recorded goodwill. Likewise, if we believe the risks inherent in the businesses increase, the resulting change in the discount rate could result in future impairment of some or all of the recorded goodwill.

See Note 2 for a further discussion of our policies regarding goodwill.

Allowances for Franchise and License Receivables/Lease Guarantees

We reserve a franchisee's or licensee's entire receivable balance based upon pre-defined aging criteria and upon the occurrence of other events that indicate that we may not collect the balance due. As a result of reserving using this methodology, we have an immaterial amount of receivables that are past due that have not been reserved for at December 27, 2008.

We have also issued certain guarantees as a result of assigning our interest in obligations under operating leases, primarily as a condition to the refranchising of certain Company restaurants. Such guarantees are subject to the requirements of Statement of Financial Accounting Standards ("SFAS") No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS 145"). We recognize a liability for the fair value of such lease guarantees under SFAS 145 upon refranchising and upon any subsequent renewals of such leases when we remain contingently liable. The fair value of a guarantee is the estimated amount at which the liability could be settled in a current transaction between willing unrelated parties.

If payment on the guarantee becomes probable and estimable, we record a liability for our exposure under these lease assignments and guarantees. At December 27, 2008, we have recorded an immaterial liability for our exposure which we consider to be probable and estimable. The potential total exposure under such leases is significant, with approximately $325 million representing the present value, discounted at our pre-tax cost of debt, of the minimum payments of the assigned leases at December 27, 2008. Current franchisees are the primary lessees under the vast majority of these leases. We generally have cross-default provisions with these franchisees that would put them in default of their franchise agreement in the event of non-payment under the lease. We believe these cross-default provisions significantly reduce the risk that we will be required to make payments under these leases and, historically, we have not been required to make such payments in significant amounts.

See Note 2 for a further discussion of our policies regarding franchise and license operations.

See Note 14 for a further discussion of our lease guarantees.

Self-Insured Property and Casualty Losses

We record our best estimate of the remaining cost to settle incurred self-insured property and casualty losses. The estimate is based on the results of an independent actuarial study and considers historical claim frequency and severity as well as changes in factors such as our business environment, benefit levels, medical costs and the regulatory environment that could impact overall self-insurance costs. Additionally, a risk margin to cover unforeseen events that may occur over the several years it takes for claims to settle is included in our reserve, increasing our confidence level that the recorded reserve is adequate.

See Note 21 for a further discussion of our insurance programs.

Pension Plans

Certain of our employees are covered under defined benefit pension plans. The most significant of these plans are in the U.S. We have recorded the under-funded status of $410 million for these U.S. plans as a pension liability in our Consolidated Balance Sheet as of December 27, 2008. These U.S. plans had a projected benefit obligation ("PBO") of $923 million and a fair value of plan assets of $513 million at December 27, 2008.

The PBO reflects the actuarial present value of all benefits earned to date by employees and incorporates assumptions as to future compensation levels. Due to the relatively long time frame over which benefits earned to date are expected to be paid, our PBO's are highly sensitive to changes in discount rates. For our U.S. plans, we measured our PBO using a discount rate of 6.5% at December 27, 2008. This discount rate was determined with the assistance of our independent actuary. The primary basis for our discount rate determination is a model that consists of a hypothetical portfolio of ten or more corporate debt instruments rated Aa or higher by Moody's with cash flows that mirror our expected benefit payment cash flows under the plans. We excluded from the model those corporate debt instruments flagged by Moody's for a potential downgrade and bonds with yields that were two standard deviations or more above the mean. In considering possible bond portfolios, the model allows the bond cash flows for a particular year to exceed the expected benefit cash flows for that year. Such excesses are assumed to be reinvested at appropriate one-year forward rates and used to meet the benefit cash flows in a future year. The weighted average yield of this hypothetical portfolio was used to arrive at an appropriate discount rate. We also insure that changes in the discount rate as compared to the prior year are consistent with the overall change in prevailing market rates and make adjustments as necessary. A 50 basis point increase in this discount rate would have decreased our U.S. plans' PBO by approximately $64 million at our measurement date. Conversely, a 50 basis point decrease in this discount rate would have increased our U.S. plans' PBO by approximately $74 million at our measurement dates.

The pension expense we will record in 2009 is also impacted by the discount rate we selected at our measurement date. We expect pension expense for our U.S. plans to increase approximately $3 million to $39 million in 2009. The increase is primarily driven by an increase in amortization of net loss. A 50 basis point change in our discount rate assumption at our measurement date would impact our 2009 U.S. pension expense by approximately $12 million.

The assumption we make regarding our expected long-term rates of return on plan assets also impacts our pension expense. Our estimated long-term rate of return on U.S. plan assets represents the weighted-average of historical returns for each asset category, adjusted for an assessment of current market conditions. Our expected long-term rate of return on U.S. plan assets at December 27, 2008 was 8.0%. We believe this rate is appropriate given the composition of our plan assets and historical market returns thereon. A one percentage point increase or decrease in our expected long-term rate of return on plan assets assumption would decrease or increase, respectively, our 2009 U.S. pension plan expense by approximately $7 million.

The losses our U.S. plan assets have experienced, along with a decrease in discount rates over time, have largely contributed to an unrecognized pre-tax net loss of $374 million included in Accumulated other comprehensive income (loss) for the U.S. plans at December 27, 2008. For purposes of determining 2008 expense, our funded status was such that we recognized $6 million of net loss in net periodic benefit cost. We will recognize approximately $13 million of such loss in 2009.

See Note 15 for further discussion of our pension and post-retirement plans.

Stock Options and Stock Appreciation Rights Expense

Compensation expense for stock options and stock appreciation rights ("SARs") is estimated on the grant date using a Black-Scholes option pricing model. Our specific weighted-average assumptions for the risk-free interest rate, expected term, expected volatility and expected dividend yield are documented in Note 16. Additionally, under SFAS No. 123 (revised 2004), "Share-Based Compensation" ("SFAS 123R") we are required to estimate pre-vesting forfeitures for purposes of determining compensation expense to be recognized. Future expense amounts for any particular quarterly or annual period could be affected by changes in our assumptions or changes in market conditions.

We have determined that it is appropriate to group our awards into two homogeneous groups when estimating expected term and pre-vesting forfeitures. These groups consist of grants made primarily to restaurant-level employees under our Restaurant General Manager Stock Option Plan (the "RGM Plan") and grants made to executives under our other stock award plans. Historically, approximately 15% - 20% of total options and SARs granted have been made under the RGM Plan.

Grants under the RGM Plan typically cliff vest after four years and grants made to executives under our other stock award plans typically have a graded vesting schedule and vest 25% per year over four years. We use a single weighted-average expected term for our awards that have a graded vesting schedule as permitted by SFAS 123R. We revaluate our expected term assumptions using historical exercise and post-vesting employment termination behavior on a regular basis. Based on the results of this analysis, we have determined that six years is an appropriate expected term for awards to both restaurant level employees and to executives.

Upon each stock award grant we revaluate the expected volatility, including consideration of both historical volatility of our stock as well as implied volatility associated with our traded options. We have estimated forfeitures based on historical data. Based on such data, we believe that approximately 50% of all awards granted under the RGM Plan will be forfeited and approximately 20% of all awards granted to above-store executives will be forfeited.

Income Taxes

At December 27, 2008, we had a valuation allowance of $254 million primarily to reduce our net operating loss and tax credit carryforward benefits of $256 million, as well as our other deferred tax assets, to amounts that will more likely than not be realized. The net operating loss and tax credit carryforwards exist in federal, state and foreign jurisdictions that have varying carryforward periods and restrictions on usage, including approximately $150 million in certain foreign jurisdictions that may be carried forward indefinitely. The estimation of future taxable income in these jurisdictions and our resulting ability to utilize net operating loss and tax credit carryforwards can significantly change based on future events, including our determinations as to the feasibility of certain tax planning strategies. Thus, recorded valuation allowances may be subject to material future changes.

As a matter of course, we are regularly audited by federal, state and foreign tax authorities. Effective December 31, 2006, we adopted Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" an interpretation of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("FIN 48"). FIN 48 requires that a position taken or expected to be taken in a tax return be recognized in the financial statements when it is more likely than not (i.e. a likelihood of more than fifty percent) that the position would be sustained upon examination by tax authorities. A recognized tax position is then measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon settlement. At December 27, 2008, we had $296 million of unrecognized tax benefits, $225 million of which, if recognized, would affect the effective tax rate. Since adopting FIN 48, we have evaluated unrecognized tax benefits, including interest thereon, on a quarterly basis to insure that they have been appropriately adjusted for events, including audit settlements, which may impact our ultimate payment for such exposures.

Additionally, we have not recorded the deferred tax impact for certain undistributed earnings from our foreign subsidiaries totaling approximately $1.1 billion at December 27, 2008, as we believe these amounts are indefinitely reinvested. If our intentions were to change in the future based on a change in circumstances, deferred tax may need to be provided that could materially impact income taxes.

See Note 19 for a further discussion of our income taxes.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

The Company is exposed to financial market risks associated with interest rates, foreign currency exchange rates and commodity prices. In the normal course of business and in accordance with our policies, we manage these risks through a variety of strategies, which may include the use of derivative financial and commodity instruments to hedge our underlying exposures. Our policies prohibit the use of derivative instruments for trading purposes, and we have procedures in place to monitor and control their use.

Interest Rate Risk

We have a market risk exposure to changes in interest rates, principally in the U.S. We attempt to minimize this risk and lower our overall borrowing costs through the utilization of derivative financial instruments, primarily interest rate swaps. These swaps are entered into with financial institutions and have reset dates and critical terms that match those of the underlying debt. Accordingly, any change in market value associated with interest rate swaps is offset by the opposite market impact on the related debt.

At December 27, 2008 and December 29, 2007, a hypothetical 100 basis point increase in short-term interest rates would result, over the following twelve-month period, in a reduction of approximately $9 million and $3 million, respectively, in income before income taxes. The estimated reductions are based upon the current level of variable rate debt and assume no changes in the volume or composition of that debt and include no impact from interest income related to cash and cash equivalents. In addition, the fair value of our derivative financial instruments at December 27, 2008 and December 29, 2007 would decrease approximately $35 million and $31 million, respectively. The fair value of our Senior Unsecured Notes at December 27, 2008 and December 29, 2007 would decrease approximately $120 million and $173 million, respectively. Fair value was determined based on the present value of expected future cash flows considering the risks involved and using discount rates appropriate for the duration.

Foreign Currency Exchange Rate Risk

The combined International Division and China Division Operating Profits constitute approximately 60% of our Operating Profit in 2008, excluding unallocated income (expenses). In addition, the Company's net asset exposure (defined as foreign currency assets less foreign currency liabilities) totaled approximately $2.1 billion as of December 27, 2008. Operating in international markets exposes the Company to movements in foreign currency exchange rates. The Company's primary exposures result from our operations in Asia-Pacific, Europe and the Americas. Changes in foreign currency exchange rates would impact the translation of our investments in foreign operations, the fair value of our foreign currency denominated financial instruments and our reported foreign currency denominated earnings and cash flows. For the fiscal year ended December 27, 2008, Operating Profit would have decreased $109 million if all foreign currencies had uniformly weakened 10% relative to the U.S. dollar. The estimated reduction assumes no changes in sales volumes or local currency sales or input prices.

We attempt to minimize the exposure related to our investments in foreign operations by financing those investments with local currency debt when practical. In addition, we attempt to minimize the exposure related to foreign currency denominated financial instruments by purchasing goods and services from third parties in local currencies when practical. Consequently, foreign currency denominated financial instruments consist primarily of intercompany short-term receivables and payables. At times, we utilize forward contracts to reduce our exposure related to these intercompany short-term receivables and payables. The notional amount and maturity dates of these contracts match those of the underlying receivables or payables such that our foreign currency exchange risk related to these instruments is minimized.

Commodity Price Risk

We are subject to volatility in food costs as a result of market risk associated with commodity prices. Our ability to recover increased costs through higher pricing is, at times, limited by the competitive environment in which we operate. We manage our exposure to this risk primarily through pricing agreements with our vendors.

Item 8. Financial Statements and Supplementary Data.

INDEX TO FINANCIAL INFORMATION

Consolidated Financial Statements

Financial Statement Schedules

No schedules are required because either the required information is not present or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the above listed financial statements or notes thereto.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
YUM! Brands, Inc.:

We have audited the accompanying consolidated balance sheets of YUM! Brands, Inc. and Subsidiaries (YUM) as of December 27, 2008 and December 29, 2007, and the related consolidated statements of income, cash flows, and shareholders' equity (deficit) and comprehensive income (loss) for each of the years in the three-year period ended December 27, 2008. These consolidated financial statements are the responsibility of YUM's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of YUM as of December 27, 2008 and December 29, 2007, and the results of its operations and its cash flows for each of the years in the three-year period ended December 27, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in the Notes to the consolidated financial statements, YUM adopted the provisions of Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, in 2007, and Statement of Financial Accounting Standards (SFAS) No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*, and Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in the Current Year*, in 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), YUM's internal control over financial reporting as of December 27, 2008, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 23, 2009 expressed an unqualified opinion on the effectiveness of internal control over financial reporting.

/s/ KPMG LLP
Louisville, Kentucky
February 23, 2009

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
YUM! Brands, Inc.:

We have audited the internal control over financial reporting of YUM! Brands, Inc. and Subsidiaries (YUM) as of December 27, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. YUM's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in "Management's Report on Internal Control over Financial Reporting" appearing under Item 9A. Our responsibility is to express an opinion on YUM's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, YUM maintained, in all material respects, effective internal control over financial reporting as of December 27, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of YUM as of December 27, 2008 and December 29, 2007, and the related consolidated statements of income, cash flows, and shareholders' equity (deficit) and comprehensive income (loss) for each of the years in the three-year period ended December 27, 2008, and our report dated February 23, 2009 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP
Louisville, Kentucky
February 23, 2009

Consolidated Statements of Income
YUM! Brands, Inc. and Subsidiaries
Fiscal years ended December 27, 2008, December 29, 2007 and December 30, 2006
(in millions, except per share data)

	2008	2007	2006
Revenues			
Company sales	$ 9,843	$ 9,100	$ 8,365
Franchise and license fees	1,436	1,316	1,196
Total revenues	11,279	10,416	9,561
Costs and Expenses, Net			
Company restaurants			
Food and paper	3,239	2,824	2,549
Payroll and employee benefits	2,370	2,305	2,142
Occupancy and other operating expenses	2,856	2,644	2,403
Company restaurant expenses	8,465	7,773	7,094
General and administrative expenses	1,342	1,293	1,187
Franchise and license expenses	74	40	35
Closures and impairment (income) expenses	43	35	59
Refranchising (gain) loss	(5)	(11)	(24)
Other (income) expense	(146)	(71)	(52)
Total costs and expenses, net	9,773	9,059	8,299
Operating Profit	1,506	1,357	1,262
Interest expense, net	226	166	154
Income before Income Taxes	1,280	1,191	1,108
Income tax provision	316	282	284
Net Income	$ 964	$ 909	$ 824
Basic Earnings Per Common Share	$ 2.03	$ 1.74	$ 1.51
Diluted Earnings Per Common Share	$ 1.96	$ 1.68	$ 1.46
Dividends Declared Per Common Share	$ 0.72	$ 0.45	$ 0.43

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows
YUM! Brands, Inc. and Subsidiaries
Fiscal years ended December 27, 2008, December 29, 2007 and December 30, 2006
(in millions)

	2008	2007	2006
Cash Flows – Operating Activities			
Net income	$ 964	$ 909	$ 824
Depreciation and amortization	556	542	479
Closures and impairment expenses	43	35	59
Refranchising (gain) loss	(5)	(11)	(24)
Contributions to defined benefit pension plans	(66)	(8)	(43)
Gain on sale of interest in Japan unconsolidated affiliate	(100)	—	—
Deferred income taxes	1	(41)	(30)
Equity income from investments in unconsolidated affiliates	(41)	(51)	(51)
Distributions of income received from unconsolidated affiliates	41	40	32
Excess tax benefit from share-based compensation	(44)	(74)	(65)
Share-based compensation expense	59	61	65
Changes in accounts and notes receivable	(6)	(4)	24
Changes in inventories	(8)	(31)	(3)
Changes in prepaid expenses and other current assets	4	(6)	(33)
Changes in accounts payable and other current liabilities	18	102	(72)
Changes in income taxes payable	39	70	10
Other non-cash charges and credits, net	66	18	85
Net Cash Provided by Operating Activities	1,521	1,551	1,257
Cash Flows – Investing Activities			
Capital spending	(935)	(726)	(572)
Proceeds from refranchising of restaurants	266	117	257
Acquisition of remaining interest in unconsolidated affiliate, net of cash assumed	—	—	(178)
Proceeds from the sale of interest in Japan unconsolidated affiliate	—	128	—
Acquisition of restaurants from franchisees	(35)	(4)	(7)
Sales of property, plant and equipment	72	56	57
Other, net	(9)	13	9
Net Cash Used in Investing Activities	(641)	(416)	(434)
Cash Flows – Financing Activities			
Proceeds from issuance of long-term debt	375	1,195	300
Repayments of long-term debt	(268)	(24)	(211)
Revolving credit facilities, three months or less, net	279	(149)	(23)
Short-term borrowings by original maturity			
More than three months – proceeds	—	1	236
More than three months – payments	—	(184)	(54)
Three months or less, net	(11)	(8)	4
Repurchase shares of Common Stock	(1,628)	(1,410)	(983)
Excess tax benefit from share-based compensation	44	74	65
Employee stock option proceeds	72	112	142
Dividends paid on Common Stock	(322)	(273)	(144)
Other, net	—	(12)	(2)
Net Cash Used in Financing Activities	(1,459)	(678)	(670)
Effect of Exchange Rate on Cash and Cash Equivalents	(11)	13	8
Net Increase (Decrease) in Cash and Cash Equivalents	(590)	470	161
Change in Cash and Cash Equivalents due to Consolidation of an entity in China	17	—	—
Cash and Cash Equivalents – Beginning of Year	789	319	158
Cash and Cash Equivalents – End of Year	$ 216	$ 789	$ 319

See accompanying Notes to Consolidated Financial Statements.

Consolidated Balance Sheets
YUM! Brands, Inc. and Subsidiaries
December 27, 2008 and December 29, 2007
(in millions)

	2008	2007
ASSETS		
Current Assets		
Cash and cash equivalents	$ 216	$ 789
Accounts and notes receivable, less allowance: $23 in 2008 and $21 in 2007	229	225
Inventories	143	128
Prepaid expenses and other current assets	172	142
Deferred income taxes	81	125
Advertising cooperative assets, restricted	110	72
Total Current Assets	951	1,481
Property, plant and equipment, net	3,710	3,849
Goodwill	605	672
Intangible assets, net	335	354
Investments in unconsolidated affiliates	65	153
Other assets	561	443
Deferred income taxes	300	236
Total Assets	$ 6,527	$ 7,188
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)		
Current Liabilities		
Accounts payable and other current liabilities	$ 1,473	$ 1,650
Income taxes payable	114	52
Short-term borrowings	25	288
Advertising cooperative liabilities	110	72
Total Current Liabilities	1,722	2,062
Long-term debt	3,564	2,924
Other liabilities and deferred credits	1,349	1,063
Total Liabilities	6,635	6,049
Shareholders' Equity (Deficit)		
Common Stock, no par value, 750 shares authorized; 459 shares and 499 shares issued in 2008 and 2007, respectively	7	—
Retained earnings	303	1,119
Accumulated other comprehensive income (loss)	(418)	20
Total Shareholders' Equity (Deficit)	(108)	1,139
Total Liabilities and Shareholders' Equity (Deficit)	$ 6,527	$ 7,188

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity (Deficit) and Comprehensive Income (Loss)
YUM! Brands, Inc. and Subsidiaries
Fiscal years ended December 27, 2008, December 29, 2007 and December 30, 2006
(in millions, except per share data)

	Issued Common Stock Shares	Issued Common Stock Amount	Retained Earnings	Accumulated Other Comprehensive Income(Loss)	Total
Balance at December 31, 2005	556	$ —	$ 1,631	$ (170)	$ 1,461
Adjustment to initially apply SAB No. 108			100		100
Net income			824		824
Foreign currency translation adjustment arising during the period (includes tax impact of $13 million)				59	59
Minimum pension liability adjustment (net of tax impact of $11 million)				17	17
Net unrealized gain on derivative instruments (net of tax impact of $3 million)				5	5
Comprehensive Income					905
Adjustment to initially apply SFAS No. 158 (net of tax impact of $37 million)				(67)	(67)
Dividends declared on Common Stock ($0.43 per common share)			(234)		(234)
Repurchase of shares of Common Stock	(40)	(287)	(713)		(1,000)
Employee stock option and SARs exercises (includes tax impact of $68 million)	13	210			210
Compensation-related events (includes tax impact of $3 million)	1	77			77
Balance at December 30, 2006	530	$ —	$ 1,608	$ (156)	$ 1,452
Net income			909		909
Foreign currency translation adjustment arising during the period				93	93
Foreign currency translation adjustment included in net income				1	1
Pension and post-retirement benefit plans (net of tax impact of $55 million)				96	96
Net unrealized loss on derivative instruments (net of tax impact of $8 million)				(14)	(14)
Comprehensive Income					1,085
Adjustment to initially apply FIN 48			(13)		(13)
Dividends declared on Common Stock ($0.45 per common share)			(231)		(231)
Repurchase of shares of Common Stock	(42)	(252)	(1,154)		(1,406)
Employee stock option and SARs exercises (includes tax impact of $69 million)	10	181			181
Compensation-related events (includes tax impact of $5 million)	1	71			71
Balance at December 29, 2007	499	$ —	$ 1,119	$ 20	$ 1,139
Net income			964		964
Foreign currency translation adjustment arising during the period				(198)	(198)
Foreign currency translation adjustment included in net income				(25)	(25)
Pension and post-retirement benefit plans (net of tax impact of $114 million)				(208)	(208)
Net unrealized loss on derivative instruments (net of tax impact of $4 million)				(7)	(7)
Comprehensive Income					526
Adjustment to change measurement date pursuant to SFAS 158 (net of tax impact of $4 million)			(7)		(7)
Dividends declared on Common Stock ($0.72 per common share)			(339)		(339)
Repurchase of shares of Common Stock	(47)	(181)	(1,434)		(1,615)
Employee stock option and SARs exercises (includes tax impact of $40 million)	6	112			112
Compensation-related events (includes tax impact of $6 million)	1	76			76
Balance at December 27, 2008	459	$ 7	$ 303	$ (418)	$ (108)

See accompanying Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements
(Tabular amounts in millions, except share data)

Note 1 – Description of Business

YUM! Brands, Inc. and Subsidiaries (collectively referred to as "YUM" or the "Company") comprises the worldwide operations of KFC, Pizza Hut, Taco Bell, Long John Silver's ("LJS") and A&W All-American Food Restaurants ("A&W") (collectively the "Concepts"). YUM is the world's largest quick service restaurant company based on the number of system units, with more than 36,000 units of which approximately 45% are located outside the U.S. in more than 110 countries and territories. YUM was created as an independent, publicly-owned company on October 6, 1997 (the "Spin-off Date") via a tax-free distribution by our former parent, PepsiCo, Inc., of our Common Stock (the "Spin-off") to its shareholders. References to YUM throughout these Consolidated Financial Statements are made using the first person notations of "we," "us" or "our."

Through our widely-recognized Concepts, we develop, operate, franchise and license a system of both traditional and non-traditional quick service restaurants. Each Concept has proprietary menu items and emphasizes the preparation of food with high quality ingredients as well as unique recipes and special seasonings to provide appealing, tasty and attractive food at competitive prices. Our traditional restaurants feature dine-in, carryout and, in some instances, drive-thru or delivery service. Non-traditional units, which are principally licensed outlets, include express units and kiosks which have a more limited menu and operate in non-traditional locations like malls, airports, gasoline service stations, convenience stores, stadiums, amusement parks and colleges, where a full-scale traditional outlet would not be practical or efficient. We also operate multibrand units, where two or more of our Concepts are operated in a single unit. In addition, we continue to pursue the multibrand combination of Pizza Hut and WingStreet, a flavored chicken wings concept we have developed.

YUM consists of six operating segments: KFC-U.S., Pizza Hut-U.S., Taco Bell-U.S., LJS/A&W-U.S., YUM Restaurants International ("YRI" or "International Division") and YUM Restaurants China ("China Division"). For financial reporting purposes, management considers the four U.S. operating segments to be similar and, therefore, has aggregated them into a single reportable operating segment. The China Division includes mainland China ("China"), Thailand and KFC Taiwan, and the International Division includes the remainder of our international operations.

Note 2 – Summary of Significant Accounting Policies

Our preparation of the accompanying Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Principles of Consolidation and Basis of Preparation. Intercompany accounts and transactions have been eliminated. Certain investments in businesses that operate our Concepts are accounted for by the equity method. Our lack of majority voting rights precludes us from controlling these affiliates, and thus we do not consolidate these affiliates. Our share of the net income or loss of those unconsolidated affiliates is included in other (income) expense. On January 1, 2008 we began consolidating the entity that operates the KFCs in Beijing, China that was previously accounted for using the equity method. See Note 5 for the impact on our Consolidated Financial Statements.

We participate in various advertising cooperatives with our franchisees and licensees established to collect and administer funds contributed for use in advertising and promotional programs designed to increase sales and enhance the reputation of the Company and its franchise owners. Contributions to the advertising cooperatives are required for both company operated and franchise restaurants and are generally based on a percent of restaurant sales. In certain of these cooperatives we possess majority voting rights, and thus control and consolidate the cooperatives. We report all assets and liabilities of these advertising cooperatives that we consolidate as advertising cooperative assets, restricted and advertising cooperative liabilities in the Consolidated Balance Sheet. The advertising cooperatives assets, consisting primarily of cash received from the Company and franchisees and accounts receivable from franchisees, can only be used for selected purposes and are considered restricted. The advertising cooperative liabilities represent the corresponding obligation arising from the receipt of the contributions to purchase advertising and promotional programs. As the contributions to these cooperatives are designated and segregated for advertising, we act as an agent for the franchisees and licensees with regard to these contributions. Thus, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 45, "Accounting for Franchise Fee Revenue," we do not reflect franchisee and licensee contributions to these cooperatives in our Consolidated Statements of Income or Consolidated Statements of Cash Flows.

Fiscal Year. Our fiscal year ends on the last Saturday in December and, as a result, a 53rd week is added every five or six years. Fiscal year 2005 included 53 weeks. The Company's next fiscal year with 53 weeks will be 2011. The first three quarters of each fiscal year consist of 12 weeks and the fourth quarter consists of 16 weeks in fiscal years with 52 weeks and 17 weeks in fiscal years with 53 weeks. Our subsidiaries operate on similar fiscal calendars with period or month end dates suited to their businesses. Our U.S. and China subsidiaries' period end dates are within one week of YUM's period end date. All of our international businesses except China close one period or one month earlier to facilitate consolidated reporting.

Reclassifications. We have reclassified certain items in the accompanying Consolidated Financial Statements and Notes thereto for prior periods to be comparable with the classification for the fiscal year ended December 27, 2008. These reclassifications had no effect on previously reported Net income.

Specifically, we reclassified $21 million from Other assets to Intangible assets in our December 29, 2007 Consolidated Balance Sheet representing our transferable right to tenancy under commercial property leases in certain International locations. Additionally, we reclassified $54 million from long-term Deferred income tax assets to Other liabilities and deferred credits to present deferred tax assets associated with foreign tax credit carryforwards and unrecognized tax benefits on a net basis where appropriate.

We have reduced Capital spending on our Consolidated Statements of Cash Flows by $16 million and $42 million in 2007 and 2006, respectively, for the net impact of capital spending that had been accrued for but not yet paid. The offsetting impact was to Changes in Accounts payable and other current liabilities.

Franchise and License Operations. We execute franchise or license agreements for each unit which set out the terms of our arrangement with the franchisee or licensee. Our franchise and license agreements typically require the franchisee or licensee to pay an initial, non-refundable fee and continuing fees based upon a percentage of sales. Subject to our approval and their payment of a renewal fee, a franchisee may generally renew the franchise agreement upon its expiration.

The internal costs we incur to provide support services to our franchisees and licensees are charged to general and administrative ("G&A") expenses as incurred. Certain direct costs of our franchise and license operations are charged to franchise and license expenses. These costs include provisions for estimated uncollectible fees, franchise and license marketing funding, amortization expense for franchise related intangible assets and certain other direct incremental franchise and license support costs.

We monitor the financial condition of our franchisees and licensees and record provisions for estimated losses on receivables when we believe that our franchisees or licensees are unable to make their required payments. While we use the best information available in making our determination, the ultimate recovery of recorded receivables is also dependent upon future economic events and other conditions that may be beyond our control. Net provisions for uncollectible franchise and license receivables of $8 million, $2 million and $2 million were included in Franchise and license expenses in 2008, 2007 and 2006, respectively.

Revenue Recognition. Our revenues consist of sales by Company operated restaurants and fees from our franchisees and licensees. Revenues from Company operated restaurants are recognized when payment is tendered at the time of sale. The Company presents sales net of sales tax and other sales related taxes. We recognize initial fees received from a franchisee or licensee as revenue when we have performed substantially all initial services required by the franchise or license agreement, which is generally upon the opening of a store. We recognize continuing fees based upon a percentage of franchisee and licensee sales as earned. We recognize renewal fees when a renewal agreement with a franchisee or licensee becomes effective. We include initial fees collected upon the sale of a restaurant to a franchisee in Refranchising (gain) loss.

Direct Marketing Costs. We charge direct marketing costs to expense ratably in relation to revenues over the year in which incurred and, in the case of advertising production costs, in the year the advertisement is first shown. Deferred direct marketing costs, which are classified as prepaid expenses, consist of media and related advertising production costs which will generally be used for the first time in the next fiscal year and have historically not been significant. To the extent we participate in advertising cooperatives, we expense our contributions as incurred. Our advertising expenses were $584 million, $556 million and $521 million in 2008, 2007 and 2006, respectively. We report substantially all of our direct marketing costs in occupancy and other operating expenses.

Research and Development Expenses. Research and development expenses, which we expense as incurred, are reported in G&A expenses. Research and development expenses were $34 million, $39 million and $33 million in 2008, 2007 and 2006, respectively.

Share-Based Employee Compensation. We account for share-based employee compensation in accordance with SFAS No. 123 (Revised 2004), "Share-Based Payment" ("SFAS 123R"). SFAS 123R requires all share-based payments to employees, including grants of employee stock options and stock appreciation rights ("SARs"), to be recognized in the financial statements as compensation cost over the service period based on their fair value on the date of grant. Compensation cost is recognized over the service period on a straight-line basis for the fair value of awards that actually vest.

Impairment or Disposal of Long-Lived Assets. In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), we review our long-lived assets related to each restaurant that we are currently operating and have not offered to refranchise, including any allocated intangible assets subject to amortization, semi-annually for impairment, or whenever events or changes in circumstances indicate that the carrying amount of a restaurant may not be recoverable. We evaluate restaurants using a "two-year history of operating losses" as our primary indicator of potential impairment. Based on the best information available, we write down an impaired restaurant to its estimated fair market value, which becomes its new cost basis. Fair value is determined by discounting the forecasted after tax cash flows, including terminal value, of the restaurant. The discount rate is our estimate of the required rate of return that a third-party buyer would expect to receive when purchasing a restaurant or groups of restaurants and its related long-lived assets. The discount rate incorporates observed rates of returns for historical refranchising market transactions and we believe it is commensurate with the risks and uncertainty inherent in the forecasted cash flows. In addition, when we decide to close a restaurant it is reviewed for impairment and depreciable lives are adjusted based on the expected disposal date. The impairment evaluation is based on the estimated cash flows from continuing use through the expected disposal date plus the expected terminal value.

We account for exit or disposal activities, including store closures, in accordance with SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). Store closure (income) costs include costs of disposing of the assets as well as other facility-related expenses from previously closed stores. These store closure costs are generally expensed as incurred. Additionally, at the date we cease using a property under an operating lease, we record a liability for the net present value of any remaining lease obligations, net of estimated sublease income, if any. Any subsequent adjustments to that liability as a result of lease termination or changes in estimates of sublease income are recorded in store closure costs as well. To the extent we sell assets, primarily land, associated with a closed store, any gain or loss upon that sale is also recorded in store closure (income) costs.

Refranchising (gain) loss includes the gains or losses from the sales of our restaurants to new and existing franchisees and the related initial franchise fees, reduced by transaction costs. In executing our refranchising initiatives, we most often offer groups of restaurants. We classify restaurants as held for sale and suspend depreciation and amortization when (a) we make a decision to refranchise; (b) the stores can be immediately removed from operations; (c) we have begun an active program to locate a buyer; (d) significant changes to the plan of sale are not likely; and (e) the sale is probable within one year. We recognize estimated losses on refranchisings when the restaurants are classified as held for sale. When we have offered to refranchise stores or groups of stores for a price less than their carrying value, but do not believe the store(s) have met the criteria to be classified as held for sale, we recognize impairment at the offer date for any excess of carrying value over the expected sales proceeds plus holding period cash flows, if any. Such impairment is classified as refranchising loss. We recognize gains on restaurant refranchisings when the sale transaction closes, the franchisee has a minimum amount of the purchase price in at-risk equity, and we are satisfied that the franchisee can meet its financial obligations. If the criteria for gain recognition are not met, we defer the gain to the extent we have a remaining financial exposure in connection with the sales transaction. Deferred gains are recognized when the gain recognition criteria are met or as our financial exposure is reduced. When we make a decision to retain a store, or group of stores, previously held for sale, we revalue the store at the lower of its (a) net book value at our original sale decision date less normal depreciation and amortization that would have been recorded during the period held for sale or (b) its current fair market value. This value becomes the store's new cost basis. We record any resulting difference between the store's carrying amount and its new cost basis to Refranchising (gain) loss.

Considerable management judgment is necessary to estimate future cash flows, including cash flows from continuing use, terminal value, sublease income and refranchising proceeds. Accordingly, actual results could vary significantly from our estimates.

Impairment of Investments in Unconsolidated Affiliates. We record impairment charges related to an investment in an unconsolidated affiliate whenever events or circumstances indicate that a decrease in the fair value of an investment has occurred which is other than temporary. In addition, we evaluate our investments in unconsolidated affiliates for impairment when they have experienced two consecutive years of operating losses. We recorded no impairment associated with our investments in unconsolidated affiliates during the years ended December 27, 2008, December 29, 2007 and December 30, 2006.

Guarantees. We account for certain guarantees in accordance with Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34" ("FIN 45"). FIN 45 clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of certain obligations undertaken.

We have also issued guarantees as a result of assigning our interest in obligations under operating leases as a condition to the refranchising of certain Company restaurants. Such guarantees are subject to the requirements of SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS 145"). We recognize a liability for the fair value of such lease guarantees under SFAS 145 upon refranchising and upon any subsequent renewals of such leases when we remain contingently liable. The related expense in both instances is included in Refranchising (gain) loss.

Income Taxes. We account for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes" ("SFAS 109"). Under SFAS 109, we record deferred tax assets and liabilities for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. In addition, a valuation allowance is recorded to reduce the carrying amount of deferred tax assets if it is more likely than not all or a portion of the asset will not be realized.

Effective December 31, 2006, we adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes", an interpretation of SFAS 109 ("FIN 48"). FIN 48 requires that a position taken or expected to be taken in a tax return be recognized in the financial statements when it is more likely than not (i.e. a likelihood of more than fifty percent) that the position would be sustained upon examination by tax authorities. A recognized tax position is then measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon settlement. FIN 48 also requires that changes in judgment that result in subsequent recognition, derecognition or change in a measurement of a tax position taken in a prior annual period (including any related interest and penalties) be recognized as a discrete item in the interim period in which the change occurs. Prior to adopting FIN 48, we provided reserves for potential exposures when we considered it probable that a taxing authority may take a sustainable position on a matter contrary to our position and recorded any changes in judgment thereon as a component of our annual effective rate.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits as components of its income tax provision.

See Note 19 for a further discussion of our income taxes.

Fair Value Measurements. In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measurements required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. For those financial assets and liabilities we record or disclose at fair value, we adopted SFAS 157 at the beginning of 2008. Fair value is determined based on the present value of expected future cash flows considering the risks involved and using discount rates appropriate for the duration, and considers counterparty performance risk.

Cash and Cash Equivalents. Cash equivalents represent funds we have temporarily invested (with original maturities not exceeding three months) as part of managing our day-to-day operating cash receipts and disbursements, including short-term, highly liquid debt securities.

Inventories. We value our inventories at the lower of cost (computed on the first-in, first-out method) or market.

Property, Plant and Equipment. We state property, plant and equipment at cost less accumulated depreciation and amortization. We calculate depreciation and amortization on a straight-line basis over the estimated useful lives of the assets as follows: 5 to 25 years for buildings and improvements, 3 to 20 years for machinery and equipment and 3 to 7 years for capitalized software costs. As discussed above, we suspend depreciation and amortization on assets related to restaurants that are held for sale.

Leases and Leasehold Improvements. We account for our leases in accordance with SFAS No. 13, "Accounting for Leases" ("SFAS 13") and other related authoritative guidance. When determining the lease term, we often include option periods for which failure to renew the lease imposes a penalty on the Company in such an amount that a renewal appears, at the inception of the lease, to be reasonably assured. The primary penalty to which we are subject is the economic detriment associated with the existence of leasehold improvements which might be impaired if we choose not to continue the use of the leased property. Leasehold improvements, which are a component of buildings and improvements described above, are amortized over the shorter of their estimated useful lives or the lease term.

We record rent expense for leases that contain scheduled rent increases on a straight-line basis over the lease term, including any option periods considered in the determination of that lease term. Contingent rentals are generally based on sales levels in excess of stipulated amounts, and thus are not considered minimum lease payments and are included in rent expense as they accrue. We generally do not receive leasehold improvement incentives upon opening a store that is subject to a lease.

In accordance with FASB Staff Position ("FSP") No. 13-1, "Accounting for Rental Costs Incurred during a Construction Period" ("FSP 13-1"), we expense rent associated with leased land or buildings while a restaurant is being constructed whether rent is paid or we are subject to a rent holiday.

Internal Development Costs and Abandoned Site Costs. We capitalize direct costs associated with the site acquisition and construction of a Company unit on that site, including direct internal payroll and payroll-related costs. Only those site-specific costs incurred subsequent to the time that the site acquisition is considered probable are capitalized. If we subsequently make a determination that a site for which internal development costs have been capitalized will not be acquired or developed, any previously capitalized internal development costs are expensed and included in G&A expenses.

Goodwill and Intangible Assets. The Company accounts for acquisitions of restaurants from franchisees and other acquisitions of businesses that may occur from time to time in accordance with SFAS No. 141, "Business Combinations" ("SFAS 141"). Goodwill in such acquisitions represents the excess of the cost of a business acquired over the net of the amounts assigned to assets acquired, including identifiable intangible assets and liabilities assumed. SFAS 141 specifies criteria to be used in determining whether intangible assets acquired in a business combination must be recognized and reported separately from goodwill. We base amounts assigned to goodwill and other identifiable intangible assets on independent appraisals or internal estimates. If a Company restaurant is sold within two years of acquisition, the goodwill associated with the acquisition is written off in its entirety. If the restaurant is refranchised beyond two years, the amount of goodwill written off is based on the relative fair value of the restaurant to the fair value of the reporting unit, as described below.

The Company accounts for recorded goodwill and other intangible assets in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). In accordance with SFAS 142, we do not amortize goodwill and indefinite-lived intangible assets. We evaluate the remaining useful life of an intangible asset that is not being amortized each reporting period to determine whether events and circumstances continue to support an indefinite useful life. If an intangible asset that is not being amortized is subsequently determined to have a finite useful life, we amortize the intangible asset prospectively over its estimated remaining useful life. Amortizable intangible assets are amortized on a straight-line basis.

In accordance with the requirements of SFAS 142, goodwill has been assigned to reporting units for purposes of impairment testing. Our reporting units are our operating segments in the U.S. (see Note 20) and our business management units internationally (typically individual countries). We evaluate goodwill and indefinite lived assets for impairment on an annual basis or more often if an event occurs or circumstances change that indicate impairments might exist. Goodwill impairment tests consist of a comparison of each reporting unit's fair value with its carrying value. Fair value is the price a willing buyer would pay for a reporting unit, and is generally estimated using either discounted expected future cash flows from operations or the present value of the estimated future franchise royalty stream plus any estimated sales proceeds from refranchising. Any estimated sales proceeds are based on relevant historical sales multiples. The discount rate is our estimate of the required rate of return that a third-party buyer would expect to receive when purchasing a business from us that constitutes a reporting unit. We believe the discount rate is commensurate with the risks and uncertainty inherent in the forecasted cash flows. If the carrying value of a reporting unit exceeds its fair value, goodwill is written down to its implied fair value. We have selected the beginning of our fourth quarter as the date on which to perform our ongoing annual impairment test for goodwill. For 2008, 2007 and 2006, there was no impairment of goodwill identified during our annual impairment testing.

For indefinite-lived intangible assets, our impairment test consists of a comparison of the fair value of an intangible asset with its carrying amount. Fair value is an estimate of the price a willing buyer would pay for the intangible asset and is generally estimated by discounting the expected future cash flows associated with the intangible asset. We also perform our annual test for impairment of our indefinite-lived intangible assets at the beginning of our fourth quarter. No impairment of indefinite-lived intangible assets was recorded in 2008, 2007 and 2006.

Our definite-lived intangible assets that are not allocated to an individual restaurant are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of the intangible asset may not be recoverable. An intangible asset that is deemed impaired is written down to its estimated fair value, which is based on discounted cash flows. For purposes of our impairment analysis, we update the cash flows that were initially used to value the definite-lived intangible asset to reflect our current estimates and assumptions over the asset's future remaining life.

Derivative Financial Instruments. Historically, our use of derivative instruments has primarily been to hedge interest rates and foreign currency denominated assets and liabilities. These derivative contracts are entered into with financial institutions. We do not use derivative instruments for trading purposes and we have procedures in place to monitor and control their use.

We account for these derivative financial instruments in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") as amended by SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS 149"). SFAS 133 requires that all derivative instruments be recorded on the Consolidated Balance Sheet at fair value. For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument as well as the offsetting gain or loss on the hedged item attributable to the hedged risk are recognized in the results of operations. For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. For derivative instruments that are designated and qualify as a net investment hedge, the effective portion of the gain or loss on the derivative instrument is reported in the foreign currency translation component of other comprehensive income (loss). Any ineffective portion of the gain or loss on the derivative instrument for a cash flow hedge or net investment hedge is recorded in the results of operations immediately. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in the results of operations immediately. See Note 14 for a discussion of our use of derivative instruments, management of credit risk inherent in derivative instruments and fair value information.

Common Stock Share Repurchases. From time to time, we repurchase shares of our Common Stock under share repurchase programs authorized by our Board of Directors. Shares repurchased constitute authorized, but unissued shares under the North Carolina laws under which we are incorporated. Additionally, our Common Stock has no par or stated value. Accordingly, we record the full value of share repurchases, upon the trade date, against Common Stock except when to do so would result in a negative balance in our Common Stock account. In such instances, on a period basis, we record the cost of any further share repurchases as a reduction in retained earnings. Due to the large number of share repurchases and the increase in our Common Stock market value over the past several years, our Common Stock balance is frequently zero at the end of any period. Accordingly, $1,434 million, $1,154 million and $713 million in share repurchases were recorded as a reduction in Retained earnings in 2008, 2007 and 2006, respectively. See Note 18 for additional information.

Pension and Post-Retirement Medical Benefits. In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)," ("SFAS 158"). In the fourth quarter of 2006, we adopted the recognition and disclosure provisions of SFAS 158. Additionally, SFAS 158 requires measurement of the funded status of pension and postretirement plans as of the date of a company's fiscal year ending after December 15, 2008, the year ended December 27, 2008 for the Company. The Company had certain plans which had measurement dates that did not coincide with our fiscal year end and thus were required to change their measurement dates in 2008. As permitted by SFAS 158, we used the measurements performed in 2007 to estimate the effects of our change to fiscal year end measurement dates.

The recognition and disclosure requirements of SFAS 158 required the Company to recognize the funded status of its pension and post-retirement plans in the December 30, 2006 Consolidated Balance Sheet, with a corresponding adjustment to Accumulated other comprehensive income (loss), net of tax. The impact of adopting these provisions of SFAS 158 was an after tax reduction of Shareholders' Equity (Deficit) of $67 million in 2006. Subsequent to the adoption of SFAS 158, gains or losses and prior service costs or credits are being recognized as they arise as a component of other comprehensive income (loss) to the extent they have not been recognized as a component of net periodic benefit cost pursuant to SFAS No. 87, "Employers' Accounting for Pensions," or SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions". In the fourth quarter of 2008, we adopted the measurement date provisions of SFAS 158 and recorded a decrease to Retained Earnings of $9 million, or $6 million after tax, for our pension plans and $2 million, or $1 million after tax, for our post-retirement medical plan, respectively.

Quantification of Misstatements. In September 2006, the Securities and Exchange Commission (the "SEC") issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement for the purpose of a materiality assessment. SAB 108 requires that registrants quantify a current year misstatement using an approach that considers both the impact of prior year misstatements that remain on the balance sheet and those that were recorded in the current year income statement (the "Dual Method"). Historically, we quantified misstatements and assessed materiality based on a current year income statement approach. We were required to adopt SAB 108 in the fourth quarter of 2006.

The transition provisions of SAB 108 permitted uncorrected prior year misstatements that were not material to any prior periods under our historical income statement approach but that would have been material under the dual method of SAB 108 to be corrected in the carrying amounts of assets and liabilities at the beginning of 2006 with the offsetting adjustment to retained earnings for the cumulative effect of misstatements. We have adjusted certain balances in the accompanying Consolidated Financial Statements at the beginning of 2006 to correct the misstatements discussed below which we considered to be immaterial in prior periods under our historical approach. The impact of the January 1, 2006 cumulative effect adjustment, net of any income tax effect, was an increase to retained earnings as follows:

Deferred Tax Liabilities Adjustments	$	79
Reversal of Unallocated Reserve		6
Non-GAAP Conventions		15
Net Increase to January 1, 2006 Retained Earnings	$	100

Deferred Taxes Our opening Consolidated Balance Sheet at Spin-off included significant deferred tax assets and liabilities. Over time we have determined that deferred tax liability amounts were recorded in excess of those necessary to reflect our temporary differences.

Unallocated Reserves A reserve was established in 1999 equal to certain out of year corrections recorded during that year such that there was no misstatement under our historical approach. No adjustments have been recorded to this reserve since its establishment and we do not believe the reserve is required.

Non-GAAP Accounting Conventions Prior to 2006, we used certain non-GAAP conventions to account for capitalized interest on restaurant construction projects, the leases of our then Pizza Hut United Kingdom ("U.K.") unconsolidated affiliate and certain state tax benefits. The net income statement impact on any given year from the use of these non-GAAP conventions was immaterial both individually and in the aggregate under our historical approach. Below is a summary of the accounting policies we adopted effective the beginning of 2006 and the impact of the cumulative effect adjustment under SAB 108, net of any income tax effect.

Interest Capitalization SFAS No. 34, "Capitalization of Interest Cost" requires that interest be capitalized as part of an asset's acquisition cost. We traditionally have not capitalized interest on individual restaurant construction projects. We increased our 2006 beginning retained earnings balance by approximately $12 million for the estimated capitalized interest on existing restaurants, net of accumulated depreciation.

Lease Accounting by our Pizza Hut United Kingdom Unconsolidated Affiliate Prior to our fourth quarter 2006 acquisition of the remaining fifty percent interest in our Pizza Hut U.K. unconsolidated affiliate, we accounted for our ownership under the equity method. The unconsolidated affiliate historically accounted for all of its leases as operating and we made no adjustments in recording equity income. We decreased our 2006 beginning retained earnings balance by approximately $4 million to reflect our fifty percent share of the cumulative equity income impact of properly recording certain leases as capital.

Recognition of Certain State Tax Benefits We historically recognized certain state tax benefits on a cash basis as they were recognized on the respective state tax returns instead of in the year the benefit originated. We increased our 2006 beginning retained earnings by approximately $7 million to recognize these state tax benefits as deferred tax assets.

New Accounting Pronouncements Not Yet Adopted.

In February 2008, the FASB issued FASB Staff Position ("FSP") No. 157-2, "Effective Date of FASB Statement No. 157" which permits a one-year deferral for the implementation of SFAS 157 with regard to non-financial assets and liabilities that are not recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). We elected to defer adoption of SFAS 157 for such non-financial assets and liabilities, which, for the Company, primarily includes long-lived assets, goodwill and intangibles for which fair value would be determined as part of related impairment tests, and we do not currently anticipate that full adoption in 2009 will materially impact the Company's results of operations or financial condition.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS 141R"). SFAS 141R, which is broader in scope than SFAS 141, applies to all transactions or other events in which an entity obtains control of one or more businesses, and requires that the acquisition method be used for such transactions or events. SFAS 141R, with limited exceptions, will require an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date. This will result in acquisition related costs and anticipated restructuring costs related to the acquisition being recognized separately from the business combination. SFAS 141R is effective as of the beginning of an entity's first fiscal year beginning after December 15, 2008, the year beginning December 28, 2008 for the Company. The impact of SFAS 141R on the Company will be dependent upon the extent to which we have transactions or events occur that are within its scope.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements" ("SFAS 160"). SFAS 160 amends Accounting Research Bulletin No. 51, "Consolidated Financial Statements," and will change the accounting and reporting for noncontrolling interests, which are the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent. SFAS 160 is effective for fiscal years and interim periods beginning on or after December 15, 2008, the year beginning December 28, 2008 for the Company and requires retroactive adoption of its presentation and disclosure requirements. We do not anticipate that the adoption of SFAS 160 will materially impact the Company.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities" ("SFAS 161"). SFAS 161 amends and expands the disclosure requirements in SFAS 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008, the year beginning December 28, 2008 for the Company.

In December 2008, the FASB issued FSP No. FAS 132(R)-1 ("FSP FAS 132(R)-1"), "Employers' Disclosures about Postretirement Benefit Plan Assets," which expands the disclosure requirements about plan assets for defined benefit pension plans and postretirement plans. FSP FAS 132(R)-1 is effective for financial statements issued for fiscal years ending after December 15, 2009, the year ending December 26, 2009 for the Company.

Note 3 – Two-for-One Common Stock Split

On May 17, 2007, the Company announced that its Board of Directors approved a two-for-one split of the Company's outstanding shares of Common Stock. The stock split was effected in the form of a stock dividend and entitled each shareholder of record at the close of business on June 1, 2007 to receive one additional share for every outstanding share of Common Stock held. The stock dividend was distributed on June 26, 2007, with approximately 261 million shares of Common Stock distributed. All per share and share amounts in the accompanying Financial Statements and Notes to the Financial Statements have been adjusted to reflect the stock split.

Note 4 – Earnings Per Common Share ("EPS")

	2008	2007	2006
Net income	$ 964	$ 909	$ 824
Weighted-average common shares outstanding (for basic calculation)	475	522	546
Effect of dilutive share-based employee compensation	16	19	18
Weighted-average common and dilutive potential common shares outstanding (for diluted calculation)	491	541	564
Basic EPS	$ 2.03	$ 1.74	$ 1.51
Diluted EPS	$ 1.96	$ 1.68	$ 1.46
Unexercised employee stock options and stock appreciation rights (in millions) excluded from the diluted EPS compensation[a]	5.9	5.7	13.3

(a) These unexercised employee stock options and stock appreciation rights were not included in the computation of diluted EPS because to do so would have been antidilutive for the periods presented.

Note 5 – Items Affecting Comparability of Net Income and Cash Flows

Consolidation of a Former Unconsolidated Affiliate in China

In 2008, we began consolidating an entity in which we have a majority ownership interest and that operates the KFCs in Beijing, China. Our partners in this entity are essentially state-owned enterprises. We historically did not consolidate this entity, instead accounting for the unconsolidated affiliate using the equity method of accounting, due to the effective participation of our partners in the significant decisions of the entity that were made in the ordinary course of business as addressed in Emerging Issues Task Force ("EITF") Issue No. 96-16, "Investor's Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights". Concurrent with a decision that we made on January 1, 2008 regarding top management of the entity, we no longer believe that our partners effectively participate in the decisions that are made in the ordinary course of business. Accordingly, we began consolidating this entity.

Like our other unconsolidated affiliates, the accounting for this entity prior to 2008 resulted in royalties being reflected as Franchise and license fees and our share of the entity's net income being reflected in Other (income) expense. The impact on our Consolidated Statement of Income for the year ended December 27, 2008 as a result of our consolidation of this entity was as follows:

	Increase (Decrease)
Company sales	$ 299
Company restaurant expenses	237
Franchise and license fees	(19)
General and administrative expenses	6
Other (income) expense	(30)
Operating Profit	7

The impact on Other (income) expense includes both the current year minority interest in pre-tax earnings of the unconsolidated affiliate as well as the reduction in Other (income) expense that resulted from our share of after-tax earnings no longer being reported in Other (income) expense. The increase in Operating Profit was offset by a corresponding increase in Income tax provision such that there was no impact to Net Income. Our Consolidated Balance Sheet at December 27, 2008 reflects the consolidation of this entity; with Investment in unconsolidated affiliates eliminated, the entity's balance sheet consolidated and a minority interest reflected in Other liabilities and deferred credits.

Sale of Our Interest in Our Japan Unconsolidated Affiliate

In December 2007, we sold our interest in our unconsolidated affiliate in Japan for $128 million in cash (including the impact of related foreign currency contracts that were settled in December 2007). Our international subsidiary that owned this interest operates on a fiscal calendar with a period end that is approximately one month earlier than our consolidated period close. Thus, consistent with our historical treatment of events occurring during the lag period, the pre-tax gain on the sale of this investment of $100 million was recorded in the quarter ended March 22, 2008. However, the cash proceeds from this transaction were transferred from our international subsidiary to the U.S. in December 2007 and thus were reported on our Consolidated Statement of Cash Flows for the year ended December 29, 2007. The offset to this cash on our Consolidated Balance Sheet at December 29, 2007 was in accounts payable and other current liabilities, which was relieved in the quarter ended March 22, 2008 upon recognition of the gain.

While we will no longer have an ownership interest in the entity that operates both KFCs and Pizza Huts in Japan, it will continue to be a franchisee as it was when it operated as an unconsolidated affiliate. Excluding the one-time gain, the sale of our interest in our Japan unconsolidated affiliate did not have a significant impact on our results of operations for the year ended December 27, 2008 as the Other income we previously recorded representing our share of earnings of the unconsolidated affiliate has historically not been significant.

U.S. Business Transformation

As part of our plan to transform our U.S. business we took several measures ("the U.S. business transformation measures") in 2008. These measures included: expansion of our U.S. refranchising; charges relating to G&A productivity initiatives and realignment of resources (primarily severance and early retirement costs); and investments in our U.S. Brands made on behalf of our franchisees such as equipment purchases.

In the year ended December 27, 2008, we refranchised 700 restaurants in the U.S. resulting in a pre-tax loss of $5 million. These refranchising losses were the net result of our refranchising of, or offers to refranchise, stores or groups of stores in the U.S. at prices less than their recorded carrying values.

We provided severance and early retirement benefits to certain U.S. based employees as part of our G&A productivity initiatives and realignment of resources. In connection with this we recorded a pre-tax charge of $49 million during 2008 including $18 million from the resulting impact on our pension and post retirement medical plans. The current liability for the severance portion of this charge was $27 million as of December 27, 2008.

Additionally, the Company recognized pre-tax expenses of $7 million related to investments in our U.S. Brands.

We are not including the impacts of these U.S. business transformation measures in our U.S. segment for performance reporting purposes as we do not believe they are indicative of our ongoing operations.

Pizza Hut United Kingdom Acquisition

On September 12, 2006, we completed the acquisition of the remaining fifty percent ownership interest of our Pizza Hut U.K. unconsolidated affiliate for $187 million in cash, including transaction costs and prior to $9 million of cash assumed. This unconsolidated affiliate owned more than 500 restaurants in the U.K. The acquisition was driven by growth opportunities we see in the market and the desire of our former partner in the unconsolidated affiliate to refocus its business to other industry sectors. Prior to this acquisition, we accounted for our ownership interest under the equity method of accounting.

Under the equity method of accounting, we reported our fifty percent share of the net income of the unconsolidated affiliate (after interest expense and income taxes) as Other (income) expense in the Consolidated Statements of Income. We also recorded a franchise fee for the royalty received from the stores owned by the unconsolidated affiliate. Since the date of acquisition, we have reported Company sales and the associated restaurant costs, G&A expense, interest expense and income taxes associated with the restaurants previously owned by the unconsolidated affiliate in the appropriate line items of our Consolidated Statements of Income. We no longer record franchise fee income for the restaurants previously owned by the unconsolidated affiliate nor do we report other income under the equity method of accounting. As a result of this acquisition, Company sales and restaurant profit increased $576 million and $59 million, respectively, franchise fees decreased $19 million and G&A expenses increased $33 million in 2007 compared to 2006.

If the acquisition had been completed as of the beginning of the year ended December 30, 2006, pro forma Company sales and franchise and license fees would have been as follows:

	2006
Company sales	$ 8,886
Franchise and license fees	$ 1,176

The pro forma impact of the acquisition on net income and diluted earnings per share would not have been significant in 2006. The pro forma information is not necessarily indicative of the results of operations had the acquisition actually occurred at the beginning of this period nor is it necessarily indicative of future results.

Facility Actions

Refranchising (gain) loss, Store closure (income) costs and Store impairment charges by reportable segment are as follows:

	2008	2007	2006
U.S.			
Refranchising (gain) loss[a]	$ 5	$ (12)	$ (20)
Store closure (income) costs[b]	(4)	(9)	(1)
Store impairment charges	34	23	38
Closure and impairment (income) expenses	$ 30	$ 14	$ 37
YRI			
Refranchising (gain) loss[a]	$ (9)	$ 3	$ (4)
Store closure (income) costs[b]	(6)	1	1
Store impairment charges	11	13	15
Closure and impairment (income) expenses	$ 5	$ 14	$ 16
China Division			
Refranchising (gain) loss[a]	$ (1)	$ (2)	$ —
Store closure (income) costs[b]	(2)	—	(1)
Store impairment charges	10	7	7
Closure and impairment (income) expenses	$ 8	$ 7	$ 6
Worldwide			
Refranchising (gain) loss[a]	$ (5)	$ (11)	$ (24)
Store closure (income) costs[b]	(12)	(8)	(1)
Store impairment charges	55	43	60
Closure and impairment (income) expenses	$ 43	$ 35	$ 59

(a) Refranchising (gain) loss is not allocated to segments for performance reporting purposes.

(b) Store closure (income) costs include the net gain or loss on sales of real estate on which we formerly operated a Company restaurant that was closed, lease reserves established when we cease using a property under an operating lease and subsequent adjustments to those reserves, and other facility-related expenses from previously closed stores.

The following table summarizes the 2008 and 2007 activity related to reserves for remaining lease obligations for closed stores.

	Beginning Balance	Amounts Used	New Decisions	Estimate/Decision Changes	CTA/ Other	Ending Balance
2008 Activity	$ 34	(7)	3	—	(3)	$ 27
2007 Activity	$ 36	(12)	8	1	1	$ 34

Assets held for sale at December 27, 2008 and December 29, 2007 total $31 million and $9 million, respectively, of U.S. property, plant and equipment and are included in prepaid expenses and other current assets on our Consolidated Balance Sheets.

Note 6 – Supplemental Cash Flow Data

	2008	2007	2006
Cash Paid For:			
Interest	$ 248	$ 177	$ 185
Income taxes	260	264	304
Significant Non-Cash Investing and Financing Activities:			
Capital lease obligations incurred to acquire assets	$ 24	$ 59[a]	$ 9
Net investment in direct financing leases	26	33	—

(a) Includes the capital lease of an airplane (see Note 13).

Form 10-K

Note 7 – Franchise and License Fees

	2008	2007	2006
Initial fees, including renewal fees	$ 61	$ 49	$ 57
Initial franchise fees included in refranchising gains	(20)	(10)	(17)
	41	39	40
Continuing fees	1,395	1,277	1,156
	$ 1,436	$ 1,316	$ 1,196

Note 8 – Other (Income) Expense

	2008	2007	2006
Equity income from investments in unconsolidated affiliates	$ (41)	$ (51)	$ (51)
Minority Interest[(a)]	11	—	—
Gain upon sale of investment in unconsolidated affiliate[(b)(c)]	(100)	(6)	(2)
Contract termination charge[(d)]	—	—	8
Wrench litigation income[(e)]	—	(11)	—
Foreign exchange net (gain) loss and other	(16)	(3)	(7)
Other (income) expense	$ (146)	$ (71)	$ (52)

(a) On January 1, 2008, the Company began consolidating an entity in China in which we have a majority ownership interest. See Note 5.

(b) Fiscal year 2008 reflects the gain recognized on the sale of our interest in our unconsolidated affiliate in Japan. See Note 5.

(c) Fiscal years 2007 and 2006 reflect recognition of income associated with receipt of payments for a note receivable arising from the 2005 sale of our fifty percent interest in the entity that operated almost all KFCs and Pizza Huts in Poland and the Czech Republic to our then partner in the entity.

(d) Reflects an $8 million charge associated with the termination of a beverage agreement in the U.S. segment.

(e) Fiscal year 2007 reflects financial recoveries from settlements with insurance carriers related to a lawsuit settled by Taco Bell Corporation in 2004.

Note 9 – Property, Plant and Equipment, net

	2008	2007
Land	$ 517	$ 548
Buildings and improvements	3,596	3,649
Capital leases, primarily buildings	259	284
Machinery and equipment	2,525	2,651
	6,897	7,132
Accumulated depreciation and amortization	(3,187)	(3,283)
	$ 3,710	$ 3,849

Depreciation and amortization expense related to property, plant and equipment was $542 million, $514 million and $466 million in 2008, 2007 and 2006, respectively.

Note 10 – Goodwill and Intangible Assets

The changes in the carrying amount of goodwill are as follows:

	U.S.	YRI	China Division	Worldwide
Balance as of December 30, 2006	$ 367	$ 237	$ 58	$ 662
Acquisitions	—	—	—	—
Disposals and other, net[(a)]	(9)	17	2	10
Balance as of December 29, 2007	$ 358	$ 254	$ 60	$ 672
Acquisitions	10	—	6	16
Disposals and other, net[(b)]	(12)	(71)	—	(83)
Balance as of December 27, 2008	$ 356	$ 183	$ 66	$ 605

(a) Disposals and other, net for YRI primarily reflects adjustments to the Pizza Hut U.K. goodwill allocation and the impact of foreign currency translation on existing balances. Disposals and other, net for the U.S. Division, primarily reflects goodwill write-offs associated with refranchising.

(b) Disposals and other, net for YRI primarily reflects the impact of foreign currency translation on existing balances. Disposals and other, net for the U.S. Division, primarily reflects goodwill write-offs associated with refranchising.

Intangible assets, net for the years ended 2008 and 2007 are as follows:

	2008		2007	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Definite-lived intangible assets				
Franchise contract rights	$ 147	$ (70)	$ 157	$ (73)
Trademarks/brands	221	(35)	221	(26)
Lease tenancy rights	31	(7)	27	(6)
Favorable/unfavorable operating leases	12	(9)	15	(12)
Reacquired franchise rights	11	(1)	17	(1)
Other	6	(2)	6	(2)
	$ 428	$ (124)	$ 443	$ (120)
Indefinite-lived intangible assets				
Trademarks/brands	$ 31		$ 31	

We have recorded intangible assets through past acquisitions representing the value of our KFC, LJS and A&W trademarks/brands. The value of a trademark/brand is determined based upon the value derived from the royalty we avoid, in the case of Company stores, or receive, in the case of franchise and licensee stores, for the use of the trademark/brand. We have determined that our KFC trademark/brand intangible asset has an indefinite life and therefore is not amortized. We have determined that our LJS and A&W trademarks/brands are subject to amortization and are being amortized over their expected useful lives which are currently thirty years.

Amortization expense for all definite-lived intangible assets was $18 million in 2008, $19 million in 2007 and $15 million in 2006. Amortization expense for definite-lived intangible assets will approximate $17 million annually in 2009 through 2012 and $14 million in 2013.

Note 11 – Accounts Payable and Other Current Liabilities

	2008	2007
Accounts payable	$ 508	$ 519
Capital expenditure liability	130	120
Accrued compensation and benefits	376	372
Dividends payable	87	75
Proceeds from sale of interest in Japan unconsolidated affiliate (See Note 5)	—	128
Other current liabilities	372	436
	$ 1,473	$ 1,650

Note 12 – Short-term Borrowings and Long-term Debt

	2008	2007
Short-term Borrowings		
Current maturities of long-term debt	$ 15	$ 268
Other	10	20
	$ 25	$ 288
Long-term Debt		
Unsecured International Revolving Credit Facility, expires November 2012	$ —	$ 28
Unsecured Revolving Credit Facility, expires November 2012	299	—
Senior, Unsecured Term Loan, due July 2011	375	—
Senior, Unsecured Notes, due May 2008	—	250
Senior, Unsecured Notes, due April 2011	648	648
Senior, Unsecured Notes, due July 2012	399	399
Senior, Unsecured Notes, due April 2016	300	300
Senior, Unsecured Notes, due March 2018	598	598
Senior, Unsecured Notes, due November 2037	597	597
Capital lease obligations (See Note 13)	234	282
Other, due through 2019 (11%)	70	73
	3,520	3,175
Less current maturities of long-term debt	(15)	(268)
Long-term debt excluding SFAS 133 adjustment	3,505	2,907
Derivative instrument adjustment under SFAS 133 (See Note 14)	59	17
Long-term debt including SFAS 133 adjustment	$ 3,564	$ 2,924

Our primary bank credit agreement comprises a $1.15 billion syndicated senior unsecured revolving credit facility (the "Credit Facility") which matures in November 2012 and includes 23 participating banks with commitments ranging from $20 million to $113 million. Under the terms of the Credit Facility, we may borrow up to the maximum borrowing limit, less outstanding letters of credit or banker's acceptances, where applicable. At December 27, 2008, our unused Credit Facility totaled $685 million net of outstanding letters of credit of $166 million. There were borrowings of $299 million outstanding under the Credit Facility at December 27, 2008. The interest rate for borrowings under the Credit Facility ranges from 0.25% to 1.25% over the London Interbank Offered Rate ("LIBOR") or is determined by an Alternate Base Rate, which is the greater of the Prime Rate or the Federal Funds Rate plus 0.50%. The exact spread over LIBOR or the Alternate Base Rate, as applicable, depends on our performance under specified financial criteria. Interest on any outstanding borrowings under the Credit Facility is payable at least quarterly.

We also have a $350 million, syndicated revolving credit facility (the "International Credit Facility," or "ICF") which matures in November 2012 and includes 6 banks with commitments ranging from $35 million to $90 million. There was available credit of $350 million and no borrowings outstanding under the ICF at the end of 2008. The interest rate for borrowings under the ICF ranges from 0.31% to 1.50% over LIBOR or is determined by a Canadian Alternate Base Rate, which is the greater of the Citibank, N.A., Canadian Branch's publicly announced reference rate or the "Canadian Dollar Offered Rate" plus 0.50%. The exact spread over LIBOR or the Canadian Alternate Base Rate, as applicable, depends upon YUM's performance under specified financial criteria. Interest on any outstanding borrowings under the ICF is payable at least quarterly.

On July 11, 2008 we entered into a variable rate senior unsecured term loan ("Domestic Term Loan"), in an aggregate principal amount of $375 million that matures in three years. At our discretion the variable rate resets at one, two, three or six month intervals. We determine whether the variable rate at each reset date is based upon: (1) LIBOR plus an applicable spread of up to 2.5%, or (2) an Alternate Base Rate. The Alternate Base Rate is the greater of the Prime Rate or the Federal Funds Rate plus 0.50%, plus an applicable spread of up to 1.5%. The proceeds from the Domestic Term Loan were used for general corporate purposes.

The Credit Facility, Domestic Term Loan, and the ICF are unconditionally guaranteed by our principai domestic subsidiaries. Additionally, the ICF is unconditionally guaranteed by YUM. These agreements contain financial covenants relating to maintenance of leverage and fixed charge coverage ratio and also contain affirmative and negative covenants including, among other things, limitations on certain additional indebtedness and liens, and certain other transactions specified in the agreement. Given the Company's strong balance sheet and cash flows we were able to comply with all debt covenant requirements at December 27, 2008 with a considerable amount of cushion.

The majority of our remaining long-term debt primarily comprises Senior Unsecured Notes with varying maturity dates from 2011 through 2037 and interest rates ranging from 6.25% to 8.88%. The Senior Unsecured Notes represent senior, unsecured obligations and rank equally in right of payment with all of our existing and future unsecured unsubordinated indebtedness. Amounts outstanding under Senior Unsecured Notes were $2.6 billion at December 27, 2008. In May 2008, $250 million of Senior Unsecured Notes matured, and the repayment was funded with additional borrowings under our Credit Facility.

The following table summarizes all Senior Unsecured Notes issued that remain outstanding at December 27, 2008:

			Interest Rate	
Issuance Date[a]	Maturity Date	Principal Amount (in millions)	Stated	Effective[b]
April 2001	April 2011	$ 650	8.88%	9.20%
June 2002	July 2012	$ 400	7.70%	8.04%
April 2006	April 2016	$ 300	6.25%	6.03%
October 2007	March 2018	$ 600	6.25%	6.38%
October 2007	November 2037	$ 600	6.88%	7.29%

(a) Interest payments commenced six months after issuance date and are payable semi-annually thereafter.

(b) Includes the effects of the amortization of any (1) premium or discount; (2) debt issuance costs; and (3) gain or loss upon settlement of related treasury locks and forward starting interest rate swaps utilized to hedge the interest rate risk prior to the debt issuance. Excludes the effect of any swaps that remain outstanding as described in Note 14.

The annual maturities of short-term borrowings and long-term debt as of December 27, 2008, excluding capital lease obligations of $234 million and derivative instrument adjustments of $59 million, are as follows:

Year ended:	
2009	$ 12
2010	3
2011	1,029
2012	704
2013	5
Thereafter	1,551
Total	$ 3,304

Interest expense on short-term borrowings and long-term debt was $253 million, $199 million and $172 million in 2008, 2007 and 2006, respectively.

Note 13 – Leases

At December 27, 2008 we operated more than 7,300 restaurants, leasing the underlying land and/or building in more than 5,800 of those restaurants with the vast majority of our commitments expiring within 20 years from the inception of the lease. Our longest lease expires in 2151. We also lease office space for headquarters and support functions, as well as certain office and restaurant equipment. We do not consider any of these individual leases material to our operations. Most leases require us to pay related executory costs, which include property taxes, maintenance and insurance.

In 2007, we entered into an agreement to lease a corporate aircraft to enhance our international travel capabilities. This lease provided for an upfront payment of $10 million and monthly payments for three years. At the end of the three year period we have the option to purchase the aircraft. In accordance with SFAS No. 13, this lease has been classified as capital and we had a related capital lease obligation recorded of $40 million at December 27, 2008. Our lease is with CVS Corporation ("CVS"). One of the Company's directors is the Chairman, Chief Executive Officer and President of CVS. Multiple independent appraisals were obtained during the negotiation process to insure that the lease was reflective of an arms-length transaction.

Future minimum commitments and amounts to be received as lessor or sublessor under non-cancelable leases are set forth below:

	Commitments		Lease Receivables	
	Capital	Operating	Direct Financing	Operating
2009	$ 26	$ 491	$ 13	$ 41
2010	64	451	13	37
2011	23	409	14	34
2012	22	368	14	30
2013	21	333	14	27
Thereafter	228	2,524	79	103
	$ 384	$ 4,576	$ 147	$ 272

At December 27, 2008 and December 29, 2007, the present value of minimum payments under capital leases was $234 million and $282 million, respectively. At December 27, 2008 and December 29, 2007, unearned income associated with direct financing lease receivables was $63 million and $46 million, respectively.

The details of rental expense and income are set forth below:

	2008	2007	2006
Rental expense			
Minimum	$ 531	$ 474	$ 412
Contingent	113	81	62
	$ 644	$ 555	$ 474
Minimum rental income	$ 28	$ 23	$ 21

Note 14 – Financial Instruments

Derivative Instruments

We enter into interest rate swaps with the objective of reducing our exposure to interest rate risk and lowering interest expense for a portion of our debt. Under the contracts, we agree with other parties to exchange, at specified intervals, the difference between variable rate and fixed rate amounts calculated on a notional principal amount. At December 27, 2008 and December 29, 2007, interest rate derivative instruments outstanding had notional amounts of $775 million and $850 million, respectively. These swaps have reset dates and floating rate indices which match those of our underlying fixed-rate debt and have been designated as fair value hedges of a portion of that debt. As the swaps qualify for the short-cut method under SFAS 133, no ineffectiveness has been recorded.

We enter into foreign currency forward contracts with the objective of reducing our exposure to cash flow volatility arising from foreign currency fluctuations associated with certain foreign currency denominated intercompany short-term receivables and payables. The notional amount, maturity date, and currency of these contracts match those of the underlying receivables or payables. For those foreign currency exchange forward contracts that we have designated as cash flow hedges, we measure ineffectiveness by comparing the cumulative change in the forward contract with the cumulative change in the hedged item. No material ineffectiveness was recognized in 2008, 2007 or 2006 for those foreign currency forward contracts designated as cash flow hedges.

As of December 27, 2008, we had a net deferred loss associated with cash flow hedges of approximately $17 million, net of tax, due to treasury locks, forward starting interest rate swaps and foreign currency forward contracts. The majority of this loss arose from the settlement of forward starting interest rate swaps entered into prior to the issuance of our Senior Unsecured Notes due in 2037, and is being reclassified into earnings through 2037 to interest expense.

As a result of the use of derivative instruments, the Company is exposed to risk that the counterparties will fail to meet their contractual obligations. Recent adverse developments in the global financial and credit markets could negatively impact the creditworthiness of our counterparties and cause one or more of our counterparties to fail to perform as expected. To mitigate the counterparty credit risk, we only enter into contracts with carefully selected major financial institutions based upon their credit ratings and other factors, and continually assess the creditworthiness of counterparties. At December 27, 2008, all of the counterparties to our interest rate swaps and foreign currency forwards had investment grade ratings. To date, all couterparties have performed in accordance with their contractual obligations.

Lease Guarantees

As a result of (a) assigning our interest in obligations under real estate leases as a condition to the refranchising of certain Company restaurants; (b) contributing certain Company restaurants to unconsolidated affiliates; and (c) guaranteeing certain other leases, we are frequently contingently liable on lease agreements. These leases have varying terms, the latest of which expires in 2026. As of December 27, 2008, the potential amount of undiscounted payments we could be required to make in the event of non-payment by the primary lessee was approximately $425 million. The present value of these potential payments discounted at our pre-tax cost of debt at December 27, 2008 was approximately $325 million. Our franchisees are the primary lessees under the vast majority of these leases. We generally have cross-default provisions with these franchisees that would put them in default of their franchise agreement in the event of non-payment under the lease. We believe these cross-default provisions significantly reduce the risk that we will be required to make payments under these leases. Accordingly, the liability recorded for our probable exposure under such leases at December 27, 2008 and December 29, 2007 was not material.

Franchise Loan Pool and Equipment Guarantees

We have provided a partial guarantee of approximately $16 million of a franchisee loan program used primarily to assist franchisees in the development of new restaurants and, to a lesser extent, in connection with the Company's historical refranchising programs at December 27, 2008. We have also provided two letters of credit totaling approximately $23 million in support of the franchisee loan program. One such letter of credit could be used if we fail to meet our obligations under our guarantee. The other letter of credit could be used, in certain circumstances, to fund our participation in the funding of the franchisee loan program. The total loans outstanding under the loan pool were approximately $48 million at December 27, 2008.

In addition to the guarantee described above, YUM has provided guarantees of approximately $14 million on behalf of franchisees for several equipment financing programs related to specific initiatives. We have provided a letter of credit totaling $5 million which could be used if we fail to meet our obligations under our guarantee under one equipment financing program. The total loans outstanding under these equipment financing programs were approximately $29 million at December 27, 2008.

Unconsolidated Affiliates Guarantees

From time to time we have guaranteed certain lines of credit and loans of unconsolidated affiliates. At December 27, 2008 there are no guarantees outstanding for unconsolidated affiliates. Our unconsolidated affiliates had total revenues of $871 million for the year ended December 27, 2008 and assets and debt of approximately $304 million and $51 million, respectively, at December 27, 2008.

Fair Value

At December 27, 2008 and December 29, 2007, the fair values of cash and cash equivalents, accounts receivable and accounts payable approximated their carrying values because of the short-term nature of these instruments. The fair value of notes receivable approximates the carrying value after consideration of recorded allowances. Accounts receivable consists primarily of amounts due from franchisees and licensees for initial and continuing fees. In addition, we have notes and lease receivables from certain of our franchisees. The financial condition of these franchisees and licensees is largely dependent upon the underlying business trends of our Concepts. This concentration of credit risk is mitigated, in part, by the large number of franchisees and licensees of each Concept and the short-term nature of the franchise and license fee receivables.

On December 30, 2007, the Company adopted the provisions of SFAS 157 related to its financial assets and liabilities. The carrying amounts and fair values of our other financial instruments not measured on a recurring basis subject to fair value disclosures are as follows:

	2008		2007	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Debt				
Short-term borrowings and long-term debt, excluding capital leases and the derivative instrument adjustments	$ 3,296	$ 3,185	$ 2,913	$ 3,081
Lease guarantees	26	26	22	26
Guarantees supporting financial arrangements of certain franchisees and other third parties	8	8	8	8
Letters of credit	—	1	—	1

We estimated the fair value of debt, guarantees and letters of credit using market quotes and calculations based on market rates.

The following table presents the fair values for those financial assets and liabilities measured on a recurring basis as of December 27, 2008:

		Fair Value Measurements		
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Foreign Currency Forwards, net	$ 12	$ —	$ 12	$ —
Interest Rate Swaps, net	62	—	62	—
Other Investments	10	10	—	—
Total	$ 84	$ 10	$ 74	$ —

The fair value of the Company's foreign currency forwards and interest rate swaps were determined based on the present value of expected future cash flows considering the risks involved, including nonperformance risk, and using discount rates appropriate for the duration. The other investments include investments in mutual funds, which are used to offset fluctuations in deferred compensation liabilities that employees have chosen to invest in phantom shares of a Stock Index Fund or Bond Index Fund. The other investments are classified as trading securities and their fair value is determined based on the closing market prices of the respective mutual funds as of December 27, 2008.

As of December 27, 2008, $62 million was included in Other assets related to the fair value of the Company's interest rate swaps. The fair value of these swaps as of December 29, 2007 was a net asset of approximately $15 million, of which $16 million and $1 million were included in Other assets and Other liabilities and deferred credits, respectively. The portion of this fair value which has not yet been recognized as an addition to interest expense at December 27, 2008 and December 29, 2007 has been included as an addition of $59 million and an addition of $17 million, respectively, to long-term debt.

Note 15 – Pension and Postretirement Medical Benefits

The following disclosures reflect our adoption of the provisions of SFAS 158 as discussed in Note 2.

Pension Benefits. We sponsor noncontributory defined benefit pension plans covering certain full-time salaried and hourly U.S. employees. The most significant of these plans, the YUM Retirement Plan (the "Plan"), is funded while benefits from the other U.S. plans are paid by the Company as incurred. During 2001, the plans covering our U.S. salaried employees were amended such that any salaried employee hired or rehired by YUM after September 30, 2001 is not eligible to participate in those plans. Benefits are based on years of service and earnings or stated amounts for each year of service. We also sponsor various defined benefit pension plans covering certain of our non-U.S. employees, the most significant of which are in the U.K. (including a plan for Pizza Hut U.K. employees that was sponsored by our unconsolidated affiliate prior to our acquisition of the remaining fifty percent interest in the unconsolidated affiliate in 2006). Our plans in the U.K. have previously been amended such that new employees are not eligible to participate in these plans.

Obligation and Funded Status at Measurement Date:

The following chart summarizes the balance sheet impact, as well as benefit obligations, assets, and funded status associated with our U.S. pension plans and significant International pension plans. The actuarial valuations for all plans reflect measurement dates coinciding with our fiscal year ends in 2008 and September 30 in 2007 except for the Pizza Hut U.K. Plan which has historically been measured as of its fiscal year end.

	U.S. Pension Plans		International Pension Plans	
	2008	2007	2008	2007
Change in benefit obligation				
Benefit obligation at beginning of year	$ 842	$ 864	$ 161	$ 152
SFAS 158 measurement date adjustment	21	—	2	—
Service cost	30	33	8	9
Interest cost	53	50	8	8
Participant contributions	—	—	2	2
Plan amendments	1	4	—	—
Acquisitions	—	—	—	4
Curtailment gain	(6)	(4)	—	—
Settlement loss	1	—	—	—
Special termination benefits	13	—	—	—
Exchange rate changes	—	—	(48)	8
Benefits paid	(48)	(34)	(3)	(2)
Settlement payments	(9)	—	—	—
Actuarial (gain) loss	25	(71)	(4)	(20)
Benefit obligation at end of year	$ 923	$ 842	$ 126	$ 161
Change in plan assets				
Fair value of plan assets at beginning of year	$ 732	$ 673	$ 139	$ 117
Actual return on plan assets	(213)	93	(33)	11
Employer contributions	54	2	12	6
Participant contributions	—	—	2	2
Settlement payments	(9)	—	—	—
Benefits paid	(48)	(33)	(3)	(2)
Exchange rate changes	—	—	(34)	5
Administrative expenses	(3)	(3)	—	—
Fair value of plan assets at end of year	$ 513	$ 732	$ 83	$ 139
Funded status at end of year	$ (410)	$ (110)	$ (43)	$ (22)

Form 10-K

Amounts recognized in the Consolidated Balance Sheet:

	U.S. Pension Plans		International Pension Plans	
	2008	2007	2008	2007
Accrued benefit asset – non-current	$ —	$ —	$ —	$ 5
Accrued benefit liability – current	(11)	(6)	—	—
Accrued benefit liability – non-current	(399)	(104)	(43)	(27)
	$ (410)	$ (110)	$ (43)	$ (22)

Amounts recognized as a loss in Accumulated Other Comprehensive Income:

	U.S. Pension Plans		International Pension Plans	
	2008	2007	2008	2007
Actuarial net loss	$ 371	$ 77	$ 41	$ 13
Prior service cost	3	3	—	—
	$ 374	$ 80	$ 41	$ 13

The accumulated benefit obligation for the U.S. and International pension plans was $970 million and $900 million at December 27, 2008 and December 29, 2007, respectively.

Information for pension plans with an accumulated benefit obligation in excess of plan assets:

	U.S. Pension Plans		International Pension Plans	
	2008	2007	2008	2007
Projected benefit obligation	$ 923	$ 73	$ 63	$ 80
Accumulated benefit obligation	867	64	58	74
Fair value of plan assets	513	—	34	53

Information for pension plans with a projected benefit obligation in excess of plan assets:

	U.S. Pension Plans		International Pension Plans	
	2008	2007	2008	2007
Projected benefit obligation	$ 923	$ 842	$ 126	$ 80
Accumulated benefit obligation	867	770	103	74
Fair value of plan assets	513	732	83	53

Our funding policy with respect to the U.S. Plan is to contribute amounts necessary to satisfy minimum pension funding requirements, including requirements of the Pension Protection Act of 2006, plus such additional amounts from time to time as are determined to be appropriate to improve the U.S. Plan's funded status. We currently estimate that we will contribute approximately $80 million to the U.S. Plan in 2009.

The funding rules for our pension plans outside of the U.S. vary from country to country and depend on many factors including discount rates, performance of plan assets, local laws and regulations. The projected benefit obligation of our pension plans in the U.K. exceeded plan assets by $43 million at our 2008 measurement date. We have committed to make a discretionary funding contribution of approximately $5 million in 2009 to one of these plans. The plans are currently under review to determine if additional discretionary pension funding payments will be committed to in 2009.

We do not anticipate any plan assets being returned to the Company during 2009 for any plans.

Components of net periodic benefit cost:

	U.S. Pension Plans			International Pension Plans[d]		
Net periodic benefit cost	2008	2007	2006	2008	2007	2006
Service cost	$ 30	$ 33	$ 34	$ 8	$ 9	$ 5
Interest cost	53	50	46	8	8	4
Amortization of prior service cost[a]	—	1	3	—	—	—
Expected return on plan assets	(53)	(51)	(47)	(9)	(9)	(4)
Amortization of net loss	6	23	30	—	1	1
Net periodic benefit cost	$ 36	$ 56	$ 66	$ 7	$ 9	$ 6
Additional loss recognized due to:						
Settlement[b]	$ 2	$ —	$ —	$ —	$ —	$ —
Special termination benefits[c]	$ 13	$ —	$ —	$ —	$ —	$ —

Pension losses in accumulated other comprehensive income (loss):

	U.S. Pension Plans		International Pension Plans	
	2008	2007	2008	2007
Beginning of year	$ 80	$ 216	$ 13	$ 31
Net actuarial loss	301	(116)	40	(17)
Amortization of net loss	(6)	(23)	—	(1)
Settlements	(1)	—	—	—
Prior service cost	—	4	—	—
Amortization of prior service cost	—	(1)	—	—
Exchange rate changes	—	—	(12)	—
End of year	$ 374	$ 80	$ 41	$ 13

(a) Prior service costs are amortized on a straight-line basis over the average remaining service period of employees expected to receive benefits.

(b) Settlement loss results from benefit payments from a non-funded plan exceeding the sum of the service cost and interest cost for that plan during the year.

(c) Special termination benefits primarily related to the U.S. business transformation measures taken in 2008.

(d) Excludes pension expense for the Pizza Hut U.K. pension plan of $4 million in 2006 related to periods prior to our acquisition of the remaining fifty percent interest in the unconsolidated affiliate.

The estimated net loss for the U.S. and International pension plans that will be amortized from accumulated other comprehensive loss into net periodic pension cost in 2009 is $13 million and $2 million, respectively. The estimated prior service cost for the U.S. pension plans that will be amortized from accumulated other comprehensive loss into net periodic pension cost in 2009 is $1 million.

Weighted-average assumptions used to determine benefit obligations at the measurement dates:

	U.S. Pension Plans		International Pension Plans	
	2008	2007	2008	2007
Discount rate	6.50%	6.50%	5.50%	5.60%
Rate of compensation increase	3.75%	3.75%	4.10%	4.30%

Weighted-average assumptions used to determine the net periodic benefit cost for fiscal years:

	U.S. Pension Plans			International Pension Plans		
	2008	2007	2006	2008	2007	2006
Discount rate	6.50%	5.95%	5.75%	5.60%	5.00%	5.00%
Long-term rate of return on plan assets	8.00%	8.00%	8.00%	7.28%	7.07%	6.70%
Rate of compensation increase	3.75%	3.75%	3.75%	4.30%	3.78%	3.85%

Our estimated long-term rate of return on plan assets represents the weighted-average of expected future returns on the asset categories included in our target investment allocation based primarily on the historical returns for each asset category, adjusted for an assessment of current market conditions.

Plan Assets

Our pension plan weighted-average asset allocations at the measurement dates, by asset category are set forth below:

	U.S. Pension Plans		International Pension Plans	
Asset Category	2008	2007	2008	2007
Equity securities	59%	71%	73%	80%
Debt securities	41	29	27	20
Total	100%	100%	100%	100%

Our primary objectives regarding the Plan's assets, which make up 86% of total pension plan assets at the 2008 measurement dates, are to optimize return on assets subject to acceptable risk and to maintain liquidity, meet minimum funding requirements and minimize plan expenses. To achieve these objectives, we have adopted a passive investment strategy in which the asset performance is driven primarily by the investment allocation. Our target investment allocation is 65% equity securities and 35% debt securities, consisting primarily of low cost index mutual funds that track several sub-categories of equity and debt security performance. The investment strategy is primarily driven by our Plan's participants' ages and reflects a long-term investment horizon favoring a higher equity component in the investment allocation.

A mutual fund held as an investment by the Plan includes YUM stock valued at less than $0.5 million at December 27, 2008 and September 30, 2007 (less than 1% of total plan assets in each instance).

Benefit Payments

The benefits expected to be paid in each of the next five years and in the aggregate for the five years thereafter are set forth below:

Year ended:	U.S. Pension Plans	International Pension Plans
2009	$ 65	$ 1
2010	50	1
2011	34	2
2012	37	2
2013	43	2
2014 - 2018	243	7

Expected benefits are estimated based on the same assumptions used to measure our benefit obligation on the measurement date and include benefits attributable to estimated further employee service.

Postretirement Medical Benefits

Our postretirement plan provides health care benefits, principally to U.S. salaried retirees and their dependents, and includes retiree cost sharing provisions. During 2001, the plan was amended such that any salaried employee hired or rehired by YUM after September 30, 2001 is not eligible to participate in this plan. Employees hired prior to September 30, 2001 are eligible for benefits if they meet age and service requirements and qualify for retirement benefits. We fund our postretirement plan as benefits are paid.

At the end of both 2008 and 2007, the accumulated postretirement benefit obligation was $73 million. The unrecognized actuarial loss recognized in Accumulated other comprehensive loss is $2 million at the end of 2008 and $9 million at the end of 2007. The net periodic benefit cost recorded in 2008, 2007 and 2006 was $10 million, $5 million and $6 million, respectively, the majority of which is interest cost on the accumulated postretirement benefit obligation. 2008 costs included $4 million of special termination benefits primarily related to the U.S. business transformation measures described in Note 5. Approximately $2 million was charged to retained earnings in 2008 related to the SFAS 158 measurement date change. The weighted-average assumptions used to determine benefit obligations and net periodic benefit cost for the postretirement medical plan are identical to those as shown for the U.S. pension plans. Our assumed heath care cost trend rates for the following year as of 2008 and 2007 are 7.5% and 8.0%, respectively, both with an expected ultimate trend rate of 5.5% reached in 2012.

There is a cap on our medical liability for certain retirees. The cap for Medicare eligible retirees was reached in 2000 and the cap for non-Medicare eligible retirees is expected to be reached in 2011; once the cap is reached, our annual cost per retiree will not increase. A one-percentage-point increase or decrease in assumed health care cost trend rates would have less than a $1 million impact on total service and interest cost and on the post retirement benefit obligation. The benefits expected to be paid in each of the next five years are approximately $7 million and in aggregate for the five years thereafter are $32 million.

Note 16 – Stock Options and Stock Appreciation Rights

At year end 2008, we had four stock award plans in effect: the YUM! Brands, Inc. Long-Term Incentive Plan ("1999 LTIP"), the 1997 Long-Term Incentive Plan ("1997 LTIP"), the YUM! Brands, Inc. Restaurant General Manager Stock Option Plan ("RGM Plan") and the YUM! Brands, Inc. SharePower Plan ("SharePower"). Under all our plans, the exercise price of stock options and stock appreciation rights ("SARs") granted must be equal to or greater than the average market price or the ending market price of the Company's stock on the date of grant.

Potential awards to employees and non-employee directors under the 1999 LTIP include stock options, incentive stock options, SARs, restricted stock, stock units, restricted stock units, performance shares and performance units. Potential awards to employees and non-employee directors under the 1997 LTIP include restricted stock and performance restricted stock units. Prior to January 1, 2002, we also could grant stock options, incentive stock options and SARs under the 1997 LTIP. Through December 27, 2008, we have issued only stock options and performance restricted stock units under the 1997 LTIP and have issued stock options, SARs and restricted stock units under the 1999 LTIP. While awards under the 1999 LTIP can have varying vesting provisions and exercise periods, previously granted awards under the 1997 LTIP and 1999 LTIP vest in periods ranging from immediate to 10 years and expire ten to fifteen years after grant.

Potential awards to employees under the RGM Plan include stock options and SARs. RGM Plan awards granted have a four year cliff vesting period and expire ten years after grant. Certain RGM Plan awards are granted upon attainment of performance conditions in the previous year. Expense for such awards is recognized over a period that includes the performance condition period.

Potential awards to employees under SharePower include stock options, SARs, restricted stock and restricted stock units. SharePower awards granted subsequent to the Spin-off Date consist only of stock options and SARs to date, which vest over a period ranging from one to four years and expire no longer than ten years after grant.

At year end 2008, approximately 30 million shares were available for future share-based compensation grants under the above plans.

We estimated the fair value of each award made during 2008, 2007 and 2006 as of the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2008	2007	2006
Risk-free interest rate	3.0%	4.7%	4.5%
Expected term (years)	6.0	6.0	6.0
Expected volatility	30.9%	28.9%	31.0%
Expected dividend yield	1.7%	2.0%	1.0%

We believe it is appropriate to group our awards into two homogeneous groups when estimating expected term. These groups consist of grants made primarily to restaurant-level employees under the RGM Plan, which cliff vest after four years and expire ten years after grant, and grants made to executives under our other stock award plans, which typically have a graded vesting schedule of 25% per year over four years and expire ten years after grant. We use a single-weighted average expected term for our awards that have a graded vesting schedule as permitted by SFAS 123R. Based on analysis of our historical exercise and post-vesting termination behavior we have determined that six years is an appropriate term for both awards to our restaurant-level employees and awards to our executives.

When determining expected volatility, we consider both historical volatility of our stock as well as implied volatility associated with our traded options.

A summary of award activity as of December 27, 2008, and changes during the year then ended is presented below.

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value (in millions)
Outstanding at the beginning of the year	49,137	$ 17.57		
Granted	6,533	37.36		
Exercised	(6,271)	13.49		
Forfeited or expired	(2,481)	23.58		
Outstanding at the end of the year	46,918	$ 20.55	5.45	$ 501
Exercisable at the end of the year	30,060	$ 14.88	4.01	$ 463

The weighted-average grant-date fair value of awards granted during 2008, 2007 and 2006 was $10.91, $8.85 and $8.52, respectively. The total intrinsic value of stock options and SARs exercised during the years ended December 27, 2008, December 29, 2007 and December 30, 2006, was $145 million, $238 million and $215 million, respectively.

As of December 27, 2008, there was $107 million of unrecognized compensation cost, which will be reduced by any forfeitures that occur, related to unvested awards that is expected to be recognized over a weighted-average period of 2.7 years. The total fair value at grant date of awards vested during 2008, 2007 and 2006 was $57 million, $58 million and $57 million, respectively.

The total compensation expense for stock options and SARs recognized was $51 million, $56 million and $60 million in 2008, 2007 and 2006, respectively. The related tax benefit recognized from this expense was $17 million, $19 million and $21 million in 2008, 2007 and 2006, respectively.

Cash received from stock options exercises for 2008, 2007 and 2006, was $72 million, $112 million and $142 million, respectively. Tax benefits realized on our tax returns from tax deductions associated with stock options and SARs exercised for 2008, 2007 and 2006 totaled $46 million, $76 million and $68 million, respectively.

While historically the Company has repurchased shares on the open market to satisfy award exercises, it does not currently plan to repurchase shares during 2009.

In January 2008, we granted an award of 187,398 restricted stock units to our Chief Executive Officer ("CEO"). The award was made under the 1999 LTIP. The award vests after four years and had a market value of $7.0 million as of January 24, 2008. The award is being expensed over the four year vesting period. The award will be paid to our CEO in shares of YUM common stock six months following his retirement provided that he does not leave the company before the award vests. Total expense recorded in 2008 was $2 million.

Note 17 – Other Compensation and Benefit Programs

Executive Income Deferral Program (the "EID Plan")

The EID Plan allows participants to defer receipt of a portion of their annual salary and all or a portion of their incentive compensation. As defined by the EID Plan, we credit the amounts deferred with earnings based on the investment options selected by the participants. These investment options are limited to cash, phantom shares of our Common Stock, phantom shares of a Stock Index Fund and phantom shares of a Bond Index Fund. Additionally, the EID Plan allows participants to defer incentive compensation to purchase phantom shares of our Common Stock and receive a 33% Company match on the amount deferred. Deferrals receiving a match are similar to a restricted stock unit award in that participants will generally forfeit both the match and incentive compensation amounts deferred if they voluntarily separate from employment during a vesting period that is two years. We expense the intrinsic value of the match and, beginning in 2006, the incentive compensation over the requisite service period which includes the vesting period. Investments in cash, the Stock Index fund and the Bond Index fund will be distributed in cash at a date as elected by the employee and therefore are classified as a liability on our Consolidated Balance Sheets. We recognize compensation expense or income for the appreciation or depreciation, respectively, of these investments. We recognized compensation income of $4 million in 2008 and compensation expense of $4 million and $3 million in 2007 and 2006, respectively, for losses and earnings on these investments.

As investments in the phantom shares of our Common Stock can only be settled in shares of our Common Stock, we do not recognize compensation expense for the appreciation or the depreciation, if any, of these investments. Deferrals into the phantom shares of our Common Stock are credited to the Common Stock Account. As of December 27, 2008, deferrals to phantom shares of our Common Stock within the EID Plan totaled approximately 6.2 million shares. We recognized compensation expense for amortization of the Company match of $6 million, $5 million and $5 million, in 2008, 2007 and 2006, respectively. These expense amounts do not include the salary or bonus actually deferred into Common Stock of $20 million, $17 million and $16 million in 2008, 2007 and 2006, respectively.

Contributory 401(k) Plan

We sponsor a contributory plan to provide retirement benefits under the provisions of Section 401(k) of the Internal Revenue Code (the "401(k) Plan") for eligible U.S. salaried and hourly employees. Participants are able to elect to contribute up to 75% of eligible compensation on a pre-tax basis. Participants may allocate their contributions to one or any combination of 10 investment options within the 401(k) Plan. Effective for contributions made from and after April 1, 2008, we match 100% of the participant's contribution to the 401(k) Plan up to 6% of eligible compensation. Prior to April 1, 2008, we matched 100% of the participant's contribution to the 401(k) Plan up to 3% of eligible compensation and 50% of the participant's contribution on the next 2% of eligible compensation. We recognized as compensation expense our total matching contribution of $16 million in 2008, $13 million in 2007 and $12 million in 2006.

Note 18 – Shareholders' Equity

Under the authority of our Board of Directors, we repurchased shares of our Common Stock during 2008, 2007 and 2006. All amounts exclude applicable transaction fees.

	Shares Repurchased (thousands)			Dollar Value of Shares Repurchased		
Authorization Date	2008	2007	2006	2008	2007	2006
January 2008	23,943	—	—	$ 802	$ —	$ —
October 2007	22,875	11,431	—	813	437	—
March 2007	—	15,092	—	—	500	—
September 2006	—	15,274	1,056	—	469	31
March 2006	—	—	20,145	—	—	500
November 2005	—	—	19,128	—	—	469
Total	46,818	41,797	40,329	$ 1,615[(a)]	$ 1,406[(b)]	$ 1,000[(c)]

(a) Amount excludes the effect of $13 million in share repurchases (0.4 million shares) with trade dates prior to the 2007 fiscal year end but cash settlement dates subsequent to the 2007 fiscal year end.

(b) Amounts excludes the effects of $17 million in share repurchases (0.6 million shares) with trade dates prior to the 2006 fiscal year end but cash settlement dates subsequent to the 2006 fiscal year end and includes the effect of $13 million in share repurchases (0.4 million shares) with trade dates prior to the 2007 fiscal year end but cash settlement dates subsequent to the 2007 fiscal year.

(c) Amount includes effects of $17 million in share repurchases (0.6 million shares) with trade dates prior to the 2006 fiscal year end but cash settlement dates subsequent to the 2006 fiscal year end.

Accumulated Other Comprehensive Income (Loss) – Comprehensive income is net income plus certain other items that are recorded directly to shareholders' equity. Amounts included in other accumulated comprehensive loss for the Company's derivative instruments and unrecognized pension and post retirement losses are recorded net of the related income tax effects. Refer to Note 15 for additional information about our pension accounting and Note 14 for additional information about our derivative instruments. The following table gives further detail regarding the composition of other accumulated comprehensive income (loss) at December 27, 2008 and December 29, 2007.

	2008	2007
Foreign currency translation adjustment	$ (129)	$ 94
Pension and post retirement losses, net of tax	(272)	(64)
Net unrealized losses on derivative instruments, net of tax	(17)	(10)
Total accumulated other comprehensive income (loss)	$ (418)	$ 20

Note 19 – Income Taxes

The details of our income tax provision (benefit) are set forth below:

		2008	2007	2006
Current:	Federal	$ 168	$ 175	$ 181
	Foreign	148	151	131
	State	(1)	(3)	2
		315	323	314
Deferred:	Federal	(12)	(71)	(33)
	Foreign	3	27	(13)
	State	10	3	16
		1	(41)	(30)
		$ 316	$ 282	$ 284

The deferred tax provision includes $30 million and $120 million of benefit in 2008 and 2007, respectively, and $4 million of expense in 2006 for changes in valuation allowances due to changes in determinations regarding the likelihood of the use of certain deferred tax assets that existed at the beginning of the year. The deferred tax provisions also include $43 million, $16 million and $72 million in 2008, 2007 and 2006, respectively, for increases in valuation allowances recorded against deferred tax assets generated during the year. Total changes in valuation allowances, including the impact of foreign currency translation and other adjustments, were decreases of $54 million and $37 million in 2008 and 2007, respectively, and an increase of $112 million in 2006. See additional discussion of federal valuation allowances adjustments in the effective tax rate discussion on the following page.

The deferred foreign tax provision includes less than $1 million, $17 million and $2 million of expense in 2008, 2007 and 2006 respectively, for the impact of changes in statutory tax rates in various countries. Additionally, in 2008, the deferred foreign tax provision included $36 million of expense offset by the same amount in the current foreign tax provision that resulted from a tax law change. The $17 million of expense for 2007 includes $20 million for the Mexico tax law change enacted during the fourth quarter of 2007. The 2008 deferred state tax provision includes $18 million ($12 million, net of federal tax) of expense for the impact associated with our plan to distribute certain foreign earnings. The 2007 deferred state tax provision includes $4 million ($3 million, net of federal tax) of benefit for the impact of state law changes. The 2006 deferred state tax provision includes $12 million ($8 million, net of federal tax) of expense for the impact of state law changes.

U.S. and foreign income before income taxes are set forth below:

	2008	2007	2006
U.S.	$ 430	$ 527	$ 626
Foreign	850	664	482
	$ 1,280	$ 1,191	$1,108

The above U.S. income includes all income taxed in the U.S. even if the income is earned outside the U.S.

The reconciliation of income taxes calculated at the U.S. federal tax statutory rate to our effective tax rate is set forth below:

	2008	2007	2006
U.S. federal statutory rate	35.0%	35.0%	35.0%
State income tax, net of federal tax benefit	0.6	1.0	2.0
Foreign and U.S. tax effects attributable to foreign operations	(14.5)	(5.7)	(7.8)
Adjustments to reserves and prior years	3.5	2.6	(3.5)
Repatriation of foreign earnings	—	—	(0.4)
Non-recurring foreign tax credit adjustments	—	—	(6.2)
Valuation allowance additions (reversals)	0.6	(9.0)	6.8
Other, net	(0.5)	(0.2)	(0.3)
Effective income tax rate	24.7%	23.7%	25.6%

Our 2008 effective income tax rate was negatively impacted by lapping valuation allowance reversals made in the prior year as discussed below. This negative impact was partially offset by the reversal of foreign valuation allowances in the current year associated with certain deferred tax assets that we now believe are more likely than not to be utilized on future tax returns. Additionally, the effective tax rate was negatively impacted by the year-over-year change in adjustments to reserves and prior years (including certain out-of-year adjustments that increased our effective tax rate by 1.8 percentage points in 2008). Benefits associated with our foreign and U.S. tax effects attributable to foreign operations positively impacted the effective tax rate as a result of lapping 2007 expenses associated with the distribution of an intercompany dividend and adjustments to our deferred tax balances that resulted from the Mexico tax law change, as further discussed below, as well as a higher percentage of our income being earned outside the U.S. These benefits were partially offset in 2008 by the gain on the sale of our interest in our unconsolidated affiliate in Japan and expense associated with our plan to distribute certain foreign earnings. We also recognized deferred tax assets for the net operating losses generated by certain tax planning strategies implemented in 2008 included in foreign and U.S. tax effects attributable to foreign operations (1.7 percentage point impact). However, we provided a full valuation allowance on these assets as we do not believe it is more likely than not that they will be realized in the future.

Our 2007 effective income tax rate was positively impacted by valuation allowance reversals. In December 2007, the Company finalized various tax planning strategies based on completing a review of our international operations, distributed a $275 million intercompany dividend and sold our interest in our Japan unconsolidated affiliate. As a result, in the fourth quarter of 2007, we reversed approximately $82 million of valuation allowances associated with foreign tax credit carryovers that are more likely than not to be claimed on future tax returns. In 2007, benefits associated with our foreign and U.S. tax effects attributable to foreign operations were negatively impacted by $36 million of expense associated with the $275 million intercompany dividend and approximately $20 million of expense for adjustments to our deferred tax balances as a result of the Mexico tax law change enacted during the fourth quarter of 2007. These negative impacts were partially offset by a higher percentage of our income being earned outside the U.S. Additionally, the effective tax rate was negatively impacted by the year-over-year change in adjustments to reserves and prior years.

Our 2006 effective income tax rate was positively impacted by the reversal of tax reserves in connection with our regular U.S. audit cycle as well as certain out-of-year adjustments to reserves and accruals that lowered our effective income tax rate by 2.2 percentage points. The reversal of tax reserves was partially offset by valuation allowance additions on foreign tax credits for which, as a result of the tax reserve reversals, we believed were not likely to be utilized before they expired. We also recognized deferred tax assets for the foreign tax credit impact of non-recurring decisions to repatriate certain foreign earnings in 2007. However, we provided full valuation allowances on such assets as we did not believe it was more likely than not that they would be realized at that time.

Adjustments to reserves and prior years include the effects of the reconciliation of income tax amounts recorded in our Consolidated Statements of Income to amounts reflected on our tax returns, including any adjustments to the Consolidated Balance Sheets. Adjustments to reserves and prior years also includes changes in tax reserves, including interest thereon, established for potential exposure we may incur if a taxing authority takes a position on a matter contrary to our position. We evaluate these reserves on a quarterly basis to insure that they have been appropriately adjusted for events, including audit settlements that we believe may impact our exposure.

The details of 2008 and 2007 deferred tax assets (liabilities) are set forth below:

	2008	2007
Net operating loss and tax credit carryforwards	$ 256	$ 309
Employee benefits, including share-based compensation	329	209
Self-insured casualty claims	71	73
Lease related liabilities	150	115
Various liabilities	98	124
Deferred income and other	41	36
Gross deferred tax assets	945	866
Deferred tax asset valuation allowances	(254)	(308)
Net deferred tax assets	$ 691	$ 558
Intangible assets and property, plant and equipment	$ (164)	$ (156)
Lease related assets	(69)	(41)
Other	(134)	(58)
Gross deferred tax liabilities	(367)	(255)
Net deferred tax assets (liabilities)	$ 324	$ 303
Reported in Consolidated Balance Sheets as:		
Deferred income taxes – current	$ 81	$ 125
Deferred income taxes – long-term	300	236
Accounts payable and other current liabilities	(4)	(8)
Other liabilities and deferred credits	(53)	(50)
	$ 324	$ 303

We have not provided deferred tax on certain undistributed earnings from our foreign subsidiaries as we believe they are indefinitely reinvested. This amount may become taxable upon an actual or deemed repatriation of assets from the subsidiaries or a sale or liquidation of the subsidiaries. We estimate that our total net undistributed earnings upon which we have not provided deferred tax total approximately $1.1 billion at December 27, 2008. A determination of the deferred tax liability on such earnings is not practicable.

Foreign operating and capital loss carryforwards totaling $687 million and state operating loss carryforwards totaling $1.2 billion at year end 2008 are being carried forward in jurisdictions where we are permitted to use tax losses from prior periods to reduce future taxable income. These losses will expire as follows: $19 million in 2009, $126 million between 2010 and 2013, $1.2 billion between 2014 and 2028 and $554 million may be carried forward indefinitely. In addition, tax credits totaling $21 million are available to reduce certain federal and state liabilities, of which $13 million will expire between 2014 and 2028 and $8 million may be carried forward indefinitely.

Effective December 31, 2006, we adopted FIN 48 which requires that a position taken or expected to be taken in a tax return be recognized in the financial statements when it is more likely than not (i.e. a likelihood of more than fifty percent) that the position would be sustained upon examination by tax authorities. A recognized tax position is then measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon settlement.

At year end 2008, we decreased our 2007 beginning and ending amounts of unrecognized tax benefits to $294 million and $343 million, respectively. This resulted from netting, where appropriate, certain long-term Deferred income tax assets against unrecognized tax benefits included as part of Other liabilities and deferred credits recorded on our Consolidated Balance Sheet at December 29, 2007. The Company had $296 million of unrecognized tax benefits at December 27, 2008, $225 million of which, if recognized, would affect the effective income tax rate. A reconciliation of the beginning and ending amount of unrecognized tax benefits follows:

	2008	2007
Beginning of Year	$ 343	$ 294
Additions on tax positions related to the current year	53	105
Additions for tax positions of prior years	21	17
Reductions for tax positions of prior years	(110)	(58)
Reductions for settlements	(2)	(6)
Reductions due to statute expiration	(7)	(11)
Foreign currency translation adjustment	(2)	2
End of Year	$ 296	$ 343

The major jurisdictions in which the Company files income tax returns include the U.S. federal jurisdiction, China, the United Kingdom, Mexico and Australia. As of December 27, 2008, the earliest years that the Company was subject to examination in these jurisdictions were 1999 in the U.S., 2005 in China, 2000 in the United Kingdom, 2001 in Mexico and 2004 in Australia. In addition, the Company is subject to various U.S. state income tax examinations, for which, in the aggregate, we had significant unrecognized tax benefits at December 27, 2008. The Company believes that it is reasonably possible that its unrecognized tax benefits may decrease by approximately $60 million in the next 12 months, including approximately $18 million, which if recognized upon audit settlement or statute expiration, will affect the 2009 effective tax rate. The remaining decrease in unrecognized tax benefits relate to various positions, each of which are individually insignificant.

At December 27, 2008, long-term liabilities of $229 million, including $32 million for the payment of accrued interest and penalties, are included in Other liabilities and deferred credits as reported on the Consolidated Balance Sheet. Total accrued interest and penalties recorded at December 27, 2008 were $49 million. During 2008, accrued interest and penalties decreased by $9 million, of which $7 million affected the 2008 effective tax rate. At December 29, 2007, long-term liabilities of $265 million, including $51 million for the payment of accrued interest and penalties, are included in Other liabilities and deferred credits as reported on the Consolidated Balance Sheet. Total accrued interest and penalties recorded at December 29, 2007 were $58 million. During 2007, accrued interest and penalties decreased by $16 million, of which $11 million affected the 2007 effective tax rate. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as components of its income tax provision.

Note 20 – Reportable Operating Segments

We are principally engaged in developing, operating, franchising and licensing the worldwide KFC, Pizza Hut, Taco Bell, LJS and A&W concepts. KFC, Pizza Hut, Taco Bell, LJS and A&W operate throughout the U.S. and in 108, 96, 16, 6 and 9 countries and territories outside the U.S., respectively. Our five largest international markets based on operating profit in 2008 are China, Asia Franchise, Australia, United Kingdom, and Europe Franchise. At the end of fiscal year 2008, we had investments in 4 unconsolidated affiliates in China which operate KFC restaurants. During 2008 the Company sold its interest in its unconsolidated affiliate in Japan (See Note 5 for further discussion) and began consolidating one previously unconsolidated affiliate in China (See Note 5).

We identify our operating segments based on management responsibility. The China Division includes mainland China, Thailand, KFC Taiwan, and YRI includes the remainder of our international operations. For purposes of applying SFAS No. 131, "Disclosure About Segments of An Enterprise and Related Information" ("SFAS 131") in the U.S., we consider LJS and A&W to be a single operating segment. We consider our KFC, Pizza Hut, Taco Bell and LJS/A&W operating segments in the U.S. to be similar and therefore have aggregated them into a single reportable operating segment.

	Revenues		
	2008	2007	2006
U.S.	$ 5,125	$ 5,197	$ 5,603
YRI[(a)]	3,026	3,075	2,320
China Division[(a)]	3,128	2,144	1,638
	$ 11,279	$ 10,416	$ 9,561

	Operating Profit; Interest Expense, Net; and Income Before Income Taxes		
	2008	2007	2006
U.S.	$ 694	$ 739	$ 763
YRI	528	480	407
China Division[(b)]	469	375	290
Unallocated and corporate expenses[(c)(d)]	(307)	(257)	(229)
Unallocated Other income (expense)[(d)(e)]	117	9	7
Unallocated Refranchising gain (loss)[(d)]	5	11	24
Operating Profit	1,506	1,357	1,262
Interest expense, net	(226)	(166)	(154)
Income Before Income Taxes	$ 1,280	$ 1,191	$ 1,108

	Depreciation and Amortization		
	2008	2007	2006
U.S.	$ 231	$ 247	$ 259
YRI	158	161	115
China Division	151	117	95
Corporate	16	17	10
	$ 556	$ 542	$ 479

	Capital Spending		
	2008	2007	2006
U.S.	$ 349	$ 320	$ 299
YRI	260	179	114
China Division	320	224	157
Corporate	6	3	2
	$ 935	$ 726	$ 572

	Identifiable Assets		
	2008	2007	2006
U.S.	$ 2,739	$ 2,884	$ 2,909
YRI[f]	1,873	2,254	2,100
China Division[f]	1,395	1,116	869
Corporate[g]	520	934	490
	$ 6,527	$ 7,188	$ 6,368

	Long-Lived Assets[h]		
	2008	2007	2006
U.S.	$ 2,413	$ 2,595	$ 2,604
YRI[i]	1,162	1,450	1,357
China Division[i]	1,012	757	595
Corporate	63	73	84
	$ 4,650	$ 4,875	$ 4,640

(a) Includes revenues of $1.2 billion, $1.3 billion and $673 million for entities in the United Kingdom for 2008, 2007 and 2006, respectively. Includes revenues of $2.8 billion, $1.9 billion and $1.4 billion in mainland China for 2008, 2007 and 2006, respectively.

(b) Includes equity income of unconsolidated affiliates of $40 million, $47 million and $41 million in 2008, 2007 and 2006, respectively, for the China Division.

(c) 2008 includes approximately $56 million of charges relating to U.S. general and administrative productivity initiatives and realignment of resources as well as investments in our U.S. Brands. See Note 5.

(d) Amounts have not been allocated to the U.S., YRI or China Division segments for performance reporting purposes.

(e) 2008 includes a $100 million gain recognized on the sale of our interest in our unconsolidated affiliate in Japan. See Note 5.

(f) Includes investment in unconsolidated affiliates of $63 million and $64 million for 2007 and 2006, respectively, for YRI. There was no investment in unconsolidated affiliates for YRI in 2008, as we sold our interest in our unconsolidated affiliate in Japan during 2008. See Note 5. Includes investment in unconsolidated affiliates of $65 million, $90 million and $74 million for 2008, 2007 and 2006, respectively, for the China Division.

(g) Primarily includes deferred tax assets, property, plant and equipment, net, related to our office facilities and cash.

(h) Includes property, plant and equipment, net, goodwill, and intangible assets, net.

(i) Includes long-lived assets of $602 million, $843 million and $813 million for entities in the United Kingdom for 2008, 2007 and 2006, respectively. The 2008 decrease in long-lived assets was driven by the impact of foreign currency. Includes long-lived assets of $905 million, $651 million and $495 million in mainland China for 2008, 2007 and 2006, respectively.

See Note 5 for additional operating segment disclosures related to impairment, store closure (income) costs and the carrying amount of assets held for sale.

Note 21 – Contingencies

Insurance Programs

We are self-insured for a substantial portion of our current and prior years' coverage including workers' compensation, employment practices liability, general liability, automobile liability, product liability and property losses (collectively, "property and casualty losses"). To mitigate the cost of our exposures for certain property and casualty losses, we make annual decisions to self-insure the risks of loss up to defined maximum per occurrence retentions on a line by line basis or to combine certain lines of coverage into one loss pool with a single self-insured aggregate retention. The Company then purchases insurance coverage, up to a certain limit, for losses that exceed the self-insurance per occurrence or aggregate retention. The insurers' maximum aggregate loss limits are significantly above our actuarially determined probable losses; therefore, we believe the likelihood of losses exceeding the insurers' maximum aggregate loss limits is remote.

In the U.S. and in certain other countries, we are also self-insured for healthcare claims and long-term disability for eligible participating employees subject to certain deductibles and limitations. We have accounted for our retained liabilities for property and casualty losses, healthcare and long-term disability claims, including reported and incurred but not reported claims, based on information provided by independent actuaries.

Due to the inherent volatility of actuarially determined property and casualty loss estimates, it is reasonably possible that we could experience changes in estimated losses which could be material to our growth in quarterly and annual net income. We believe that we have recorded reserves for property and casualty losses at a level which has substantially mitigated the potential negative impact of adverse developments and/or volatility.

Legal Proceedings

We are subject to various claims and contingencies related to lawsuits, real estate, environmental and other matters arising in the normal course of business. We provide reserves for such claims and contingencies when payment is probable and estimable in accordance with SFAS No. 5, "Accounting for Contingencies."

On November 26, 2001, Kevin Johnson, a former LJS restaurant manager, filed a collective action against LJS in the United States District Court for the Middle District of Tennessee alleging violation of the Fair Labor Standards Act ("FLSA") on behalf of himself and allegedly similarly-situated LJS general and assistant restaurant managers. Johnson alleged that LJS violated the FLSA by perpetrating a policy and practice of seeking monetary restitution from LJS employees, including Restaurant General Managers ("RGMs") and Assistant Restaurant General Managers ("ARGMs"), when monetary or property losses occurred due to knowing and willful violations of LJS policies that resulted in losses of company funds or property, and that LJS had thus improperly classified its RGMs and ARGMs as exempt from overtime pay under the FLSA. Johnson sought overtime pay, liquidated damages, and attorneys' fees for himself and his proposed class.

LJS moved the Tennessee district court to compel arbitration of Johnson's suit. The district court granted LJS's motion on June 7, 2004, and the United States Court of Appeals for the Sixth Circuit affirmed on July 5, 2005.

On December 19, 2003, while the arbitrability of Johnson's claims was being litigated, former LJS managers Erin Cole and Nick Kaufman, represented by Johnson's counsel, initiated an arbitration with the American Arbitration Association ("AAA") (the "Cole Arbitration"). The Cole Claimants sought a collective arbitration on behalf of the same putative class as alleged in the Johnson lawsuit and alleged the same underlying claims.

On June 15, 2004, the arbitrator in the Cole Arbitration issued a Clause Construction Award, finding that LJS's Dispute Resolution Policy did not prohibit Claimants from proceeding on a collective or class basis. LJS moved unsuccessfully to vacate the Clause Construction Award in federal district court in South Carolina. On September 19, 2005, the arbitrator issued a Class Determination Award, finding, *inter alia,* that a class would be certified in the Cole Arbitration on an "opt-out" basis, rather than as an "opt-in" collective action as specified by the FLSA.

On January 20, 2006, the district court denied LJS's motion to vacate the Class Determination Award and the United States Court of Appeals for the Fourth Circuit affirmed the district court's decision on January 28, 2008. A petition for a writ of certiorari filed in the United States Supreme Court seeking a review of the Fourth Circuit's decision was denied on October 7, 2008. The parties participated in mediation on April 24, 2008, without reaching resolution. A second mediation is scheduled for February 28, 2009.

LJS expects, based on the rulings issued to date in this matter, that the Cole Arbitration will more likely than not proceed as an "opt-out" class action, rather than as an "opt-in" collective action. LJS denies liability and is vigorously defending the claims in the Cole Arbitration. We have provided for a reasonable estimate of the cost of the Cole Arbitration, taking into account a number of factors, including our current projection of eligible claims, the estimated amount of each eligible claim, the estimated claim recovery rate, the estimated legal fees incurred by Claimants and the reasonable settlement value of this and other wage and hour litigation matters. However, in light of the inherent uncertainties of litigation, the fact-specific nature of Claimants' claims, and the novelty of proceeding in an FLSA lawsuit on an "opt-out" basis, there can be no assurance that the arbitration will not result in losses in excess of those currently provided for in our Consolidated Financial Statements.

On September 2, 2005, a collective action lawsuit against the Company and KFC Corporation, originally styled Parler v. Yum Brands, Inc., d/b/a KFC, and KFC Corporation, was filed in the United States District Court for the District of Minnesota. Plaintiffs alleged that they and other current and former KFC Assistant Unit Managers ("AUMs") were improperly classified as exempt employees under the FLSA. Plaintiffs sought overtime wages and liquidated damages. On January 17, 2006, the District Court dismissed the claims against the Company with prejudice, leaving KFC Corporation as the sole defendant. Plaintiffs amended the complaint on September 8, 2006, to add related state law claims on behalf of a putative class of KFC AUMs employed in Illinois, Minnesota, Nevada, New Jersey, New York, Ohio, and Pennsylvania. On October 24, 2006, plaintiffs moved to decertify the conditionally certified FLSA action, and KFC Corporation did not oppose the motion. On June 4, 2007, the District Court decertified the collective action and dismissed all opt-in plaintiffs without prejudice. Subsequently, plaintiffs filed twenty-seven new cases around the country, most of which alleged a statewide putative collective/class action. Plaintiffs also filed 324 individual arbitrations with the American Arbitration Association ("AAA"). KFC filed a motion with the Judicial Panel on Multidistrict Litigation ("JPML") to transfer all twenty-eight pending cases to a single district court for coordinated pretrial proceedings pursuant to the Multidistrict Litigation ("MDL") statute, 28 U.S.C. § 1407. KFC also filed a motion with the Minnesota District Court to enjoin the 324 AAA arbitrations on the ground that Plaintiffs waived the right to arbitrate by their participation in the Minnesota (Parler) litigation. On January 3, 2008, the JPML granted KFC's motion to transfer all of the pending court cases to the Minnesota District Court for discovery and pre-trial proceedings. On January 4, 2008, KFC's motion to enjoin the 324 arbitrations on the ground that plaintiffs have waived their right to arbitrate was granted.

On August 30, 2008, KFC and counsel for plaintiffs entered into a settlement in principle to resolve this matter. On November 11, 2008, the parties entered into a formal Settlement Agreement and Release. On November 20, 2008, the court entered an Order Granting Final Judgment. The costs associated with the settlement did not significantly impact our results of operations.

On August 4, 2006, a putative class action lawsuit against Taco Bell Corp. styled Rajeev Chhibber vs. Taco Bell Corp. was filed in Orange County Superior Court. On August 7, 2006, another putative class action lawsuit styled Marina Puchalski v. Taco Bell Corp. was filed in San Diego County Superior Court. Both lawsuits were filed by a Taco Bell RGM purporting to represent all current and former RGMs who worked at corporate-owned restaurants in California from August 2002 to the present. The lawsuits allege violations of California's wage and hour laws involving unpaid overtime and meal period violations and seek unspecified amounts in damages and penalties. As of September 7, 2006, both cases have been consolidated in San Diego County. Discovery is underway.

Based on plaintiffs' revised class definition in their class certification motion, Taco Bell removed the case to federal court in San Diego on August 29, 2008. Plaintiffs have sought to remand the case back to state court and the court took the matter under submission without a hearing on November 17, 2008.

Taco Bell denies liability and intends to vigorously defend against all claims in this lawsuit. However, in view of the inherent uncertainties of litigation, the outcome of this case cannot be predicted at this time. Likewise, the amount of any potential loss cannot be reasonably estimated.

On September 10, 2007, a putative class action against Taco Bell Corp., the Company and other related entities styled Sandrika Medlock v. Taco Bell Corp., was filed in United States District Court, Eastern District, Fresno, California. The case was filed on behalf of all hourly employees who have worked for the defendants within the last four years and alleges numerous violations of California labor laws including unpaid overtime, failure to pay wages on termination, denial of meal and rest breaks, improper wage statements, unpaid business expenses and unfair or unlawful business practices in violation of California Business & Professions Code §17200. The Company was dismissed from the case without prejudice on January 10, 2008.

On March 24, 2008, plaintiff filed a motion for leave to file a second amended complaint adding a nationwide FLSA claim for unpaid overtime. Taco Bell opposed the motion and on June 10, 2008 the court denied plaintiff's motion to amend. Discovery is underway, with pre-certification discovery cutoff set for February 20, 2009 and an April 20, 2009 deadline for plaintiff to file a motion for class certification. A hearing on the class certification motion has been scheduled for July 27, 2009.

Taco Bell denies liability and intends to vigorously defend against all claims in this lawsuit. However, in view of the inherent uncertainties of litigation, the outcome of this case cannot be predicted at this time. Likewise, the amount of any potential loss cannot be reasonably estimated.

On June 16, 2008, a putative class action lawsuit against Taco Bell Corp. and the Company styled Miriam Leyva vs. Taco Bell Corp., et al., was filed in Los Angeles Superior Court. The case was filed on behalf of Leyva and purportedly all other California hourly employees and alleges failure to pay overtime, failure to provide meal and rest periods, failure to pay wages upon discharge, failure to provide itemized wage statements, unfair business practices and wrongful termination and discrimination. This case is very similar to the Medlock case; accordingly, on July 3, 2008, Taco Bell filed a notice of related case. The Company was dismissed from the case without prejudice on August 20, 2008. Taco Bell removed the case to federal court in Los Angeles on January 23, 2009. Plaintiff did not oppose removal, and the parties stipulated to transfer the case to the Eastern District of California, where the Medlock case is pending.

Taco Bell denies liability and intends to vigorously defend against all claims in this lawsuit. However, in view of the inherent uncertainties of litigation, the outcome of this case cannot be predicted at this time. Likewise, the amount of any potential loss cannot be reasonably estimated.

On April 11, 2008, Lisa Hardiman filed a Private Attorneys General Act ("PAGA") complaint in the Superior Court of the State of California, County of Fresno against Taco Bell Corp., the Company and other related entities. This lawsuit, styled Lisa Hardiman vs. Taco Bell Corp., et al., is filed on behalf of Hardiman individually and all other aggrieved employees pursuant to PAGA. The complaint seeks penalties for alleged violations of California's Labor Code. On June 25, 2008, Hardiman filed an amended complaint adding class action allegations on behalf of hourly employees in California very similar to the Medlock case, including allegations of unpaid overtime, missed meal and rest periods, improper wage statements, non-payment of wages upon termination, unreimbursed business expenses and unfair or unlawful business practices in violation of California Business & Professions Code §17200. On July 25, 2008, Taco Bell removed the case to the United States District Court for the Eastern District of California, and subsequently filed a notice of related case. On July 31, 2008, the case was transferred to the same judge as in the Medlock case. Taco Bell then filed a motion to strike the PAGA claims. A scheduling conference is scheduled for February 27, 2009.

Taco Bell denies liability and intends to vigorously defend against all claims in this lawsuit. However, in view of the inherent uncertainties of litigation, the outcome of this case cannot be predicted at this time. Likewise, the amount of any potential loss cannot be reasonably estimated.

On November 5, 2008, a putative class action lawsuit against Taco Bell Corp. and the Company styled Loraine Naranjo vs. Taco Bell Corp., et al., was filed in Orange County Superior Court. The case was filed on behalf of Naranjo and purportedly all other California employees and alleges failure to pay overtime, failure to reimburse for business related expenses, improper wage statements, failure to pay accrued vacation wages, failure to pay minimum wage and unfair business practices. Taco Bell removed the case to federal court on December 5, 2008. Plaintiffs did not oppose removal and agreed to transfer the case to the Eastern District of California, where the Medlock case is pending. The Company filed a motion to dismiss on December 15, 2008, which was denied on January 20, 2009.

Taco Bell denies liability and intends to vigorously defend against all claims in this lawsuit. However, in view of the inherent uncertainties of litigation, the outcome of this case cannot be predicted at this time. Likewise, the amount of any potential loss cannot be reasonably estimated.

On December 21, 2007, a putative class action lawsuit against KFC U.S. Properties, Inc. styled Baskall v. KFC U.S. Properties, Inc., was filed in San Diego County Superior Court on behalf of all current and former RGMs, AUMs and Shift Supervisors who worked at KFC's California restaurants since December 21, 2003. The lawsuit alleges violations of California's wage and hour and unfair competition laws, including denial of sufficient meal and rest periods, improperly itemized pay stubs, and delays in issuing final paychecks, and seeks unspecified amounts in damages, injunctive relief, and attorneys' fees and costs. A first amended complaint was filed on February 5, 2008. KFC answered the amended complaint on March 21, 2008.

The parties participated in mediation on February 10, 2009 without reaching resolution, but plan to continue to explore potential settlement options.

KFC denies liability and intends to vigorously defend against all claims in this lawsuit. However, in view of the inherent uncertainties of litigation, the outcome of this case cannot be predicted at this time. Likewise, the amount of any potential loss cannot be reasonably estimated.

On October 14, 2008, a putative class action styled Kenny Archila v. KFC U.S. Properties, Inc., was filed in California state court on behalf of all California hourly employees alleging various California Labor Code violations, including rest and meal break violations, overtime violations, wage statement violations and waiting time penalties.

KFC removed the case to the United States District Court for the Central District of California on January 7, 2009. No court deadlines have yet been set.

KFC denies liability and intends to vigorously defend against all claims in this lawsuit. However, in view of the inherent uncertainties of litigation, the outcome of this case cannot be predicted at this time. Likewise, the amount of any potential loss cannot be reasonably estimated.

On December 17, 2002, Taco Bell was named as the defendant in a class action lawsuit filed in the United States District Court for the Northern District of California styled Moeller, et al. v. Taco Bell Corp. On August 4, 2003, plaintiffs filed an amended complaint that alleges, among other things, that Taco Bell has discriminated against the class of people who use wheelchairs or scooters for mobility by failing to make its approximately 220 company-owned restaurants in California (the "California Restaurants") accessible to the class. Plaintiffs contend that queue rails and other architectural and structural elements of the Taco Bell restaurants relating to the path of travel and use of the facilities by persons with mobility-related disabilities do not comply with the U.S. Americans with Disabilities Act (the "ADA"), the Unruh Civil Rights Act (the "Unruh Act"), and the California Disabled Persons Act (the "CDPA"). Plaintiffs have requested: (a) an injunction from the District Court ordering Taco Bell to comply with the ADA and its implementing regulations; (b) that the District Court declare Taco Bell in violation of the ADA, the Unruh Act, and the CDPA; and (c) monetary relief under the Unruh Act or CDPA. Plaintiffs, on behalf of the class, are seeking the minimum statutory damages per offense of either $4,000 under the Unruh Act or $1,000 under the CDPA for each aggrieved member of the class. Plaintiffs contend that there may be in excess of 100,000 individuals in the class.

On February 23, 2004, the District Court granted plaintiffs' motion for class certification. The District Court certified a Rule 23(b)(2) mandatory injunctive relief class of all individuals with disabilities who use wheelchairs or electric scooters for mobility who, at any time on or after December 17, 2001, were denied, or are currently being denied, on the basis of disability, the full and equal enjoyment of the California Restaurants. The class includes claims for injunctive relief and minimum statutory damages.

Pursuant to the parties' agreement, on or about August 31, 2004, the District Court ordered that the trial of this action be bifurcated so that stage one will resolve plaintiffs' claims for equitable relief and stage two will resolve plaintiffs' claims for damages. The parties are currently proceeding with the equitable relief stage of this action.

On May 17, 2007, a hearing was held on plaintiffs' Motion for Partial Summary Judgment seeking judicial declaration that Taco Bell was in violation of accessibility laws as to three specific issues: indoor seating, queue rails and door opening force. On August 8, 2007, the court granted plaintiffs' motion in part with regard to dining room seating. In addition, the court granted plaintiffs' motion in part with regard to door opening force at some restaurants (but not all) and denied the motion with regard to queue lines.

The parties participated in mediation on March 25, 2008, without reaching resolution. A new trial court judge was assigned on April 4, 2008. The court ordered supplemental discovery and heard Taco Bell's motion for partial summary judgment regarding statute of limitations on November 5, 2008, which was denied. Cross motions for summary judgment regarding ADA issues, and cross motions for summary judgment regarding state law issues, are scheduled to be filed in late summer, 2009.

Taco Bell has denied liability and intends to vigorously defend against all claims in this lawsuit. Taco Bell has taken certain steps to address potential architectural and structural compliance issues at the restaurants in accordance with applicable state and federal disability access laws. The costs associated with addressing these issues have not, and are not expected to significantly impact our results of operations. It is not possible at this time to reasonably estimate the probability or amount of liability for monetary damages on a class wide basis to Taco Bell.

According to the Centers for Disease Control ("CDC"), there was an outbreak of illness associated with a particular strain of E. coli 0157:H7 in the northeast United States during November and December 2006. Also according to the CDC, the outbreak from this particular strain was most likely associated with eating products containing contaminated shredded iceberg lettuce at Taco Bell restaurants in Pennsylvania, New Jersey, New York, and Delaware. The CDC concluded that the contamination likely occurred before the lettuce reached the Taco Bell restaurants and that the outbreak ended on or about December 6, 2006. The CDC has stated that it received reports of 71 persons who became ill in association with the outbreak in the above-mentioned area during the above time frame, and that no deaths have been reported.

On December 6, 2006, a lawsuit styled Tyler Vormittag, et. al. v. Taco Bell Corp, Taco Bell of America, Inc. and Yum! Brands, Inc. was filed in the Supreme Court of the State of New York, County of Suffolk. Mr. Vormittag, a minor, alleges he became ill after consuming food purchased from a Taco Bell restaurant in Riverhead, New York, which was allegedly contaminated with E. coli 0157:H7. Subsequently, thirty-five other cases have been filed naming the Company, Taco Bell Corp., Taco Bell of America, and/or other subsidiaries of the Company, each alleging similar facts on behalf of other customers. Additionally, the Company has received a number of claims from customers who have alleged injuries related to the E. coli outbreak, but have not filed lawsuits.

According to the allegations common to all the Complaints, each Taco Bell customer became ill after ingesting contaminated food in late November or early December 2006 from Taco Bell restaurants located in the northeast states implicated in the outbreak. The majority of the implicated restaurants are owned and operated by Taco Bell franchisees. The Company believes that at a minimum it is not liable for any losses at these stores. Some of these claims have been settled.

We have provided for the estimated costs of these claims and litigation, based on a projection of potential claims and their amounts as well as the results of settlement negotiations in similar matters. But in view of the inherent uncertainties of litigation, there can be no assurance that the outcome of the litigation will not result in losses in excess of those currently provided for in our Consolidated Financial Statements.

On March 14, 2007, a lawsuit styled Boskovich Farms, Inc. v. Taco Bell Corp. and Does 1 through 100 was filed in the Superior Court of the State of California, Orange County. Boskovich Farms, a supplier of produce to Taco Bell, alleges in its Complaint, among other things, that it suffered damage to its reputation and business as a result of publications and/or statements it claims were made by Taco Bell in connection with Taco Bell's reporting of results of certain tests conducted during investigations on green onions used at Taco Bell restaurants. The Company believes that the Complaint should properly be heard in an alternative dispute resolution ("ADR") forum according to the contractual terms governing the relationship of the parties. The Company filed a motion to compel ADR and stay the litigation on May 1, 2007. The Court entered an order granting this motion on June 14, 2007. Boskovich filed a writ petition to set aside the trial court's ruling compelling ADR; the writ petition was denied in October 2007. The parties participated in mediation on April 10, 2008, without reaching resolution. An arbitration panel has been selected, and the arbitration is currently scheduled for September, 2009. The Company denies liability and intends to vigorously defend against all claims in any arbitration and the lawsuit. However, in view of the inherent uncertainties of litigation, the outcome of this case cannot be predicted at this time. Likewise, the amount of any potential loss cannot be reasonably estimated.

Note 22 – **Selected Quarterly Financial Data (Unaudited)**

	2008				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Revenues:					
Company sales	$ 2,094	$ 2,323	$ 2,482	$ 2,944	$ 9,843
Franchise and license fees	314	330	353	439	1,436
Total revenues	2,408	2,653	2,835	3,383	11,279
Restaurant profit[(a)]	308	311	358	401	1,378
Operating Profit[(b)]	424	315	407	360	1,506
Net income	254	224	282	204	964
Basic earnings per common share	0.52	0.47	0.60	0.44	2.03
Diluted earnings per common share	0.50	0.45	0.58	0.43	1.96
Dividends declared per common share	0.15	0.19	—	0.38	0.72

	2007				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Revenues:					
Company sales	$ 1,942	$ 2,073	$ 2,243	$ 2,842	$ 9,100
Franchise and license fees	281	294	321	420	1,316
Total revenues	2,223	2,367	2,564	3,262	10,416
Restaurant profit[(a)]	288	310	353	376	1,327
Operating Profit	316	310	401	330	1,357
Net income	194	214	270	231	909
Basic earnings per common share	0.36	0.41	0.52	0.45	1.74
Diluted earnings per common share	0.35	0.39	0.50	0.44	1.68
Dividends declared per common share	—	0.15	—	0.30	0.45

(a) Restaurant profit is defined as Company sales less expenses incurred directly by Company restaurants in generating Company sales. These expenses are presented as subtotals on our Consolidated Statements of Income.

(b) Operating Profit includes a gain of $68 million, loss of $3 million and loss of $26 million in the first, second and fourth quarters of 2008, respectively, related to the gain on the sale of our interest in our Japan unconsolidated affiliate and charges related to the U.S. business transformation measures. See Note 5.

Management's Responsibility for Financial Statements

To Our Shareholders:

We are responsible for the preparation, integrity and fair presentation of the Consolidated Financial Statements, related notes and other information included in this annual report. The financial statements were prepared in accordance with accounting principles generally accepted in the United States of America and include certain amounts based upon our estimates and assumptions, as required. Other financial information presented in the annual report is derived from the financial statements.

We maintain a system of internal control over financial reporting, designed to provide reasonable assurance as to the reliability of the financial statements, as well as to safeguard assets from unauthorized use or disposition. The system is supported by formal policies and procedures, including an active Code of Conduct program intended to ensure employees adhere to the highest standards of personal and professional integrity. We have conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, we concluded that our internal control over financial reporting was effective as of December 27, 2008. Our internal audit function monitors and reports on the adequacy of and compliance with the internal control system, and appropriate actions are taken to address significant control deficiencies and other opportunities for improving the system as they are identified.

The Consolidated Financial Statements have been audited and reported on by our independent auditors, KPMG LLP, who were given free access to all financial records and related data, including minutes of the meetings of the Board of Directors and Committees of the Board. We believe that management representations made to the independent auditors were valid and appropriate. Additionally, the effectiveness of our internal control over financial reporting has been audited and reported on by KPMG LLP.

The Audit Committee of the Board of Directors, which is composed solely of outside directors, provides oversight to our financial reporting process and our controls to safeguard assets through periodic meetings with our independent auditors, internal auditors and management. Both our independent auditors and internal auditors have free access to the Audit Committee.

Although no cost-effective internal control system will preclude all errors and irregularities, we believe our controls as of December 27, 2008 provide reasonable assurance that our assets are reasonably safeguarded.

Richard T. Carucci
Chief Financial Officer

Item 9. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

The Company has evaluated the effectiveness of the design and operation of its disclosure controls and procedures pursuant to Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 as of the end of the period covered by this report. Based on the evaluation, performed under the supervision and with the participation of the Company's management, including the Chairman, Chief Executive Officer and President (the "CEO") and the Chief Financial Officer (the "CFO"), the Company's management, including the CEO and CFO, concluded that the Company's disclosure controls and procedures were effective as of the end of the period covered by this report.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) under the Securities Exchange Act of 1934. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control – Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of December 27, 2008.

KPMG LLP, an independent registered public accounting firm, has audited the consolidated financial statements included in this Annual Report on Form 10-K and the effectiveness of our internal control over financial reporting and has issued their reports, included herein.

Changes in Internal Control

There were no changes with respect to the Company's internal control over financial reporting or in other factors that materially affected, or are reasonably likely to materially affect, internal control over financial reporting during the quarter ended December 27, 2008.

Item 9B. Other Information.

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Information regarding Section 16(a) compliance, the Audit Committee and the Audit Committee financial expert, the Company's code of ethics and background of the directors appearing under the captions "Stock Ownership Information," "Governance of the Company," "Executive Compensation" and "Item 1: Election of Directors" is incorporated by reference from the Company's definitive proxy statement which will be filed with the Securities and Exchange Commission no later than 120 days after December 27, 2008.

Information regarding executive officers of the Company is included in Part I.

Item 11. Executive Compensation.

Information regarding executive and director compensation and the Compensation Committee appearing under the captions "Governance of the Company" and "Executive Compensation" is incorporated by reference from the Company's definitive proxy statement which will be filed with the Securities and Exchange Commission no later than 120 days after December 27, 2008.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Information regarding equity compensation plans and security ownership of certain beneficial owners and management appearing under the captions "Executive Compensation" and "Stock Ownership Information" is incorporated by reference from the Company's definitive proxy statement which will be filed with the Securities and Exchange Commission no later than 120 days after December 27, 2008.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Information regarding certain relationships and related transactions and information regarding director independence appearing under the caption "Governance of the Company" is incorporated by reference from the Company's definitive proxy statement which will be filed with the Securities and Exchange Commission no later than 120 days after December 27, 2008.

Item 14. Principal Accountant Fees and Services.

Information regarding principal accountant fees and services and audit committee pre-approval policies and procedures appearing under the caption "Item 2: Ratification of Independent Auditors" is incorporated by reference from the Company's definitive proxy statement which will be filed with the Securities and Exchange Commission no later than 120 days after December 27, 2008.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a) (1) Financial Statements: Consolidated financial statements filed as part of this report are listed under Part II, Item 8 of this Form 10-K.

(2) Financial Statement Schedules: No schedules are required because either the required information is not present or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the financial statements or the related notes thereto filed as a part of this Form 10-K.

(3) Exhibits: The exhibits listed in the accompanying Index to Exhibits are filed as part of this Form 10-K. The Index to Exhibits specifically identifies each management contract or compensatory plan required to be filed as an exhibit to this Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Form 10-K annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 23, 2009

YUM! BRANDS, INC.

By: /s/ David C. Novak

Pursuant to the requirements of the Securities Exchange Act of 1934, this annual report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ David C. Novak David C. Novak	Chairman of the Board, Chief Executive Officer and President (principal executive officer)	February 23, 2009
/s/ Richard T. Carucci Richard T. Carucci	Chief Financial Officer (principal financial officer)	February 23, 2009
/s/ Ted F. Knopf Ted F. Knopf	Senior Vice President Finance and Corporate Controller (principal accounting officer)	February 23, 2009
/s/ David W. Dorman David W. Dorman	Director	February 23, 2009
/s/ Massimo Ferragamo Massimo Ferragamo	Director	February 23, 2009
/s/ J. David Grissom J. David Grissom	Director	February 23, 2009
/s/ Bonnie G. Hill Bonnie G. Hill	Director	February 23, 2009
/s/ Robert Holland, Jr. Robert Holland, Jr.	Director	February 23, 2009
/s/ Kenneth G. Langone Kenneth G. Langone	Director	February 23, 2009
/s/ Jonathan S. Linen Jonathan S. Linen	Director	February 23, 2009
/s/ Thomas C. Nelson Thomas C. Nelson	Director	February 23, 2009
/s/ Thomas M. Ryan Thomas M. Ryan	Director	February 23, 2009
/s/ Jing-Shyh S. Su Jing-Shyh S. Su	Vice-Chairman of the Board	February 23, 2009
/s/ Jackie Trujillo Jackie Trujillo	Director	February 23, 2009
/s/ Robert D. Walter Robert D. Walter	Director	February 23, 2009

YUM! Brands, Inc.
Exhibit Index
(Item 15)

Exhibit Number	Description of Exhibits
3.1	Restated Articles of Incorporation of YUM dated September 12, 2008 (as filed herewith).
3.2	Amended and restated Bylaws of YUM, which are incorporated herein by reference from Exhibit 3.2 on Form 8-K filed on May 17, 2002.
4.1	Indenture, dated as of May 1, 1998, between YUM and J.P. Morgan Chase Bank, National Association, successor in interest to The First National Bank of Chicago, pertaining to 7.65% Senior Notes due May 15, 2008, 8.5% Senior Notes and 8.875% Senior Notes due April 15, 2006 and April 15, 2011, respectively, and 7.70% Senior Notes due July 1, 2012, which is incorporated herein by reference from Exhibit 4.1 to YUM's Report on Form 8-K filed on May 13, 1998.
	(i) 6.25% Senior Notes due April 15, 2016 issued under the foregoing May 1, 1998 indenture, which notes are incorporated by reference from Exhibit 4.2 to YUM's Report on Form 8-K filed on April 17, 2006.
	(ii) 6.25% Senior Notes due March 15, 2018 issued under the foregoing May 1, 1998 indenture, which notes are incorporated by reference from Exhibit 4.2 to YUM's Report on Form 8-K filed on October 22, 2007.
	(iii) 6.875% Senior Notes due November 15, 2037 issued under the foregoing May 1, 1998 indenture, which notes are incorporated by reference from Exhibit 4.3 to YUM's Report on Form 8-K filed on October 22, 2007.
10.5	Amended and Restated Sales and Distribution Agreement between AmeriServe Food Distribution, Inc., YUM, Pizza Hut, Taco Bell and KFC, effective as of November 1, 1998, which is incorporated herein by reference from Exhibit 10 to YUM's Annual Report on Form 10-K for the fiscal year ended December 26, 1998, as amended by the First Amendment thereto, which is incorporated herein by reference from Exhibit 10.5 to YUM's Annual Report on Form 10-K for the fiscal year ended December 30, 2000.
10.6	Amended and Restated Credit Agreement, dated November 29, 2007 among YUM, the lenders party thereto, JP Morgan Chase Bank, N.A., as Administrative Agent, J.P. Morgan Securities Inc. and Citigroup Global Markets Inc., as Lead Arrangers and Bookrunners and Citibank N.A., as Syndication Agent, which is incorporated herein by reference from Exhibit 10.6 to YUM's Annual Report on Form 10-K for the fiscal year ended December 29, 2007.
10.7†	YUM Director Deferred Compensation Plan, as effective October 7, 1997, which is incorporated herein by reference from Exhibit 10.7 to YUM's Annual Report on Form 10-K for the fiscal year ended December 27, 1997.
10.8†	YUM 1997 Long Term Incentive Plan, as effective October 7, 1997, which is incorporated herein by reference from Exhibit 10.8 to YUM's Annual Report on Form 10-K for the fiscal year ended December 27, 1997.
10.9†	YUM Executive Incentive Compensation Plan, which is incorporated herein by reference from Exhibit A of YUM's Definitive Proxy Statement on Form DEF 14A for the Annual Meeting of Shareholders held on May 20, 2004.
10.10†	YUM Executive Income Deferral Program, as effective October 7, 1997, and as amended through May 16, 2002, which is incorporated herein by reference from Exhibit 10.10 to YUM's Annual Report on Form 10-K for the fiscal year ended December 31, 2005.
10.13†	YUM Pension Equalization Plan, as effective October 7, 1997, which is incorporated herein by reference from Exhibit 10.14 to YUM's Annual Report on Form 10-K for the fiscal year ended December 27, 1997.
10.16	Form of Directors' Indemnification Agreement, which is incorporated herein by reference from Exhibit 10.17 to YUM's Annual Report on Form 10-K for the fiscal year ended December 27, 1997.
10.17†	Amended and restated form of Severance Agreement (in the event of a change in control), which is incorporated herein by reference from Exhibit 10.17 to YUM's Annual Report on Form 10-K for the fiscal year ended December 30, 2000.
10.18†	YUM Long Term Incentive Plan, as Amended through the Third Amendment, as effective May 15 2008, which is incorporated herein by reference from Appendix I to YUM's Definitive Proxy Statement on Form DEF 14A for the Annual Meeting of Shareholders held on May 15, 2008.
10.19†	Employment Agreement between YUM and Christian L. Campbell, dated as of September 3, 1997, which is incorporated herein by reference from Exhibit 10.19 to YUM's Annual Report on Form 10-K for fiscal year ended December 26, 1998.

10.20	Amended and Restated YUM Purchasing Co-op Agreement, dated as of August 26, 2002, between YUM and the Unified FoodService Purchasing Co-op, LLC, which is incorporated herein by reference from Exhibit 10.20 to YUM's Annual Report on Form 10-K for the fiscal year ended December 28, 2002.
10.22†	YUM Restaurant General Manager Stock Option Plan, as effective April 1, 1999, and as amended through June 23, 2003, which is incorporated herein by reference from Exhibit 10.22 to YUM's Annual Report on Form 10-K for the fiscal year ended December 31, 2005.
10.23†	YUM SharePower Plan, as effective October 7, 1997, and as amended through June 23, 2003, which is incorporated herein by reference from Exhibit 10.23 to YUM's Annual Report on Form 10-K for the fiscal year ended December 31, 2005.
10.24†	Employment agreement between YUM and David C. Novak, dated September 24, 2004, which is incorporated herein by reference from Exhibit 10.24 on Form 8-K filed on September 24, 2004.
10.25†	Form of YUM Director Stock Option Award Agreement, which is incorporated herein by reference from Exhibit 10.25 to YUM's Quarterly Report on Form 10-Q for the quarter ended September 4, 2004.
10.26†	Form of YUM 1999 Long Term Incentive Plan Award Agreement, which is incorporated herein by reference from Exhibit 10.26 to YUM's Quarterly Report on Form 10-Q for the quarter ended September 4, 2004.
10.27†	YUM! Brands, Inc. International Retirement Plan, as in effect January 1, 2005, which is incorporated herein by reference from Exhibit 10.27 to YUM's Annual Report on Form 10-K for the fiscal year ended December 25, 2004.
10.28†	Letter of Understanding, dated July 13, 2004, by and between the Company and Samuel Su, which is incorporated herein by reference from Exhibit 10.28 to YUM's Annual Report on Form 10-K for the fiscal year ended December 25, 2004.
10.29†	Form of 1999 Long Term Incentive Plan Award Agreement (Stock Appreciation Rights) which is incorporated by reference from Exhibit 99.1 to YUM's Report on Form 8-K as filed on January 30, 2006.
10.30	Amended and Restated Credit Agreement, dated November 29, 2007, among YUM, the lenders party thereto, Citigroup Global Markets Ltd. and J.P. Morgan Securities Inc., as Lead Arrangers and Bookrunners, and Citigroup International Plc and Citibank, N.A., Canadian Branch, as Facility Agents, which is incorporated herein by reference from Exhibit 10.30 to YUM's Annual Report on Form 10-K for the fiscal year ended December 29, 2007.
10.31†	Severance Agreement (in the event of change in control) for Emil Brolick, dated as of February 15, 2001, which is incorporated herein by reference from Exhibit 10.31 to YUM's Annual Report on Form 10-K for the fiscal year ended December 30, 2006.
10.32†	YUM! Brands Leadership Retirement Plan, as in effect January 1, 2005, which is incorporated herein by reference from Exhibit 10.32 to YUM's Quarterly Report on Form 10-Q for the quarter ended March 24, 2007.
10.33†	1999 Long Term Incentive Plan Award (Restricted Stock Unit Agreement) by and between the Company and David C. Novak, dated as of January 24, 2008, which is incorporated herein by reference from Exhibit 10.33 to YUM's Annual Report on Form 10-K for the fiscal year ended December 29, 2007.
10.34	Credit Agreement, dated July 11, 2008, among YUM, and the lenders party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, J.P. Morgan Securities Inc. as Lead Arranger and Sole Bookrunner and Bank of America, N.A., as Syndication Agent, which is incorporated by reference from Exhibit 10.34 to YUM's Quarterly Report on Form 10-Q for the quarter ended June 14, 2008.
12.1	Computation of ratio of earnings to fixed charges.
21.1	Active Subsidiaries of YUM.
23.1	Consent of KPMG LLP.
31.1	Certification of the Chairman, Chief Executive Officer and President pursuant to Rule 13a-14(a) of Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of the Chairman, Chief Executive Officer and President pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

† Indicates a management contract or compensatory plan.

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Supplement to Yum! Brands, Inc. Annual Report to Shareholders

On May 5, 2008, David Novak, Yum! Brands, Inc. Chairman and Chief Executive Officer submitted a certification to the New York Stock Exchange (the "NYSE") as required by Section 303A.12(a) of the NYSE Listed Company Manual. This certification indicated that Mr. Novak was not aware of any violations by the Company of NYSE Corporate Governance listing standards.

In connection with the filing of the Company's Form 10-K for the year ended December 27, 2008, the Company has included as exhibits certifications signed by Mr. Novak and Mr. Richard Carucci, Chief Financial Officer, pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. These statements are required by the NYSE as part of the Company's Annual Report to Shareholders.

Shareholder Information

Inquiries Regarding Your YUM! Holdings

REGISTERED SHAREHOLDERS (those who hold YUM shares in their own names) should address communications concerning statements, address changes, lost certificates and other administrative matters to:

American Stock Transfer & Trust Company
59 Maiden Lane
Plaza Level
New York, NY 10038
Phone: (888) 439-4986
International: (718) 921-8124
www.amstock.com
or
Shareholder Coordinator
Yum! Brands, Inc.
1441 Gardiner Lane
Louisville, KY 40213
Phone: (888) 298-6986
E-mail: yum.investor@yum.com

In all correspondence or phone inquiries, please provide your name, your Social Security Number, and your YUM account number if you know it.

REGISTERED SHAREHOLDERS can access their accounts and complete the following functions online at the Web site of American Stock Transfer & Trust ("AST"): www.amstock.com.

- Access account balance and other general account Information
- Change an account's mailing address
- View a detailed list of holdings represented by certificates and the identifying certificate numbers
- Request a certificate for shares held by AST
- Replace a lost or stolen certificate
- Retrieve a duplicate Form 1099-B
- Purchase shares of YUM through the Company's Direct Stock Purchase Plan
- Sell shares held by AST

Access accounts online at the following URL: https://secure.amstock.com/Shareholder/sh_login.asp. Your account number and Social Security Number are required. If you do not know your account number, please call AST at (888) 439-4986 or YUM Shareholder Coordinator at (888) 298-6986.

BENEFICIAL SHAREHOLDERS (those who hold YUM shares in the name of a bank or broker) should direct communications about all administrative matters related to their accounts to their stockbroker.

YUMBUCKS PARTICIPANTS (employees with YUMBUCKS options and stock appreciation rights) should address all questions regarding your account, outstanding options/stock appreciation rights or shares received through option/stock appreciation right exercises to:

Merrill Lynch
Equity Award Services
1400 Merrill Lynch Drive
Mail Stop #04-BIS-PRO
Pennington, NJ 08534
Phone: (888) 986-4321 (U.S.A., Puerto Rico and Canada)
(609) 818-8156 (all other locations)

In all correspondence, please provide your account number (for U.S. citizens, this is your Social Security Number), your address, your telephone number and mention YUMBUCKS. For telephone inquiries, please have a copy of your most recent statement available.

EMPLOYEE BENEFIT PLAN PARTICIPANTS

Capital Stock Purchase Program .... (888) 439-4986
YUM Savings Center .... (888) 875-4015
YUM Savings Center .... (617) 847-1013 (outside U.S.)
P.O. Box 5166
Boston, MA 02206-5166

Please have a copy of your most recent statement available when calling. Press 0#0# for a customer service representative and give the representative the name of the plan.

Shareholder Services

DIRECT STOCK PURCHASE PLAN A prospectus and a brochure explaining this convenient plan are available from our transfer agent:

American Stock Transfer & Trust Company
P.O. Box 922
Wall Street Station
New York, NY 10269-0560
Attn: DRIP Dept.
Phone: (888) 439-4986

FINANCIAL AND OTHER INFORMATION

Securities analysts, portfolio managers, representatives of financial institutions and other individuals with questions regarding Yum! Brands' performance are invited to contact:

Tim Jerzyk
Senior Vice President, Investor Relations/Treasurer
Yum! Brands, Inc.
1441 Gardiner Lane
Louisville, KY 40213
Phone: (502) 874-8006

INDEPENDENT AUDITORS

KPMG LLP
400 West Market Street, Suite 2600
Louisville, KY 40202
Phone: (502) 587-0535

STOCK TRADING SYMBOL-YUM

The New York Stock Exchange is the principal market for YUM Common Stock.

Franchise Inquiries

DOMESTIC FRANCHISING INQUIRY PHONE LINE

(866) 2YUMYUM (298-6986)

INTERNATIONAL FRANCHISING INQUIRY PHONE LINE

(972) 338-8100 ext. 4480

ONLINE FRANCHISE INFORMATION

http://www.yum.com/franchising/default.asp

Board of Directors

David C. Novak 56
Chairman, Chief Executive Officer and President,
Yum! Brands, Inc.

Jing-Shyh S. ("Sam") Su 56
Vice Chairman, Yum! Brands, Inc.
President, Yum! Restaurants China

David W. Dorman 55
Private Investor, Non-Executive Chairman, Motorola, Inc.

Massimo Ferragamo 51
Chairman, Ferragamo USA, Inc.,
a subsidiary of Salvatore Ferragamo Italia

J. David Grissom 70
Chairman, Mayfair Capital, Inc. and
Chairman, The Glenview Trust Company

Bonnie G. Hill 67
President, B. Hill Enterprises LLC

Robert Holland, Jr. 68
Consultant

Kenneth Langone 73
Founder, Chairman,
Chief Executive Officer and President,
Invemed Associates, LLC

Jonathan S. Linen 65
Advisor to Chairman, American Express Company

Thomas C. Nelson 46
Chairman, Chief Executive Officer and President,
National Gypsum Company

Thomas M. Ryan 56
Chairman, Chief Executive Officer and President,
CVS Caremark Corporation and CVS Pharmacy, Inc.

Jackie Trujillo 73
Chairman Emeritus,
Harman Management Corporation

Robert D. Walter 63
Founder and Retired Chairman/CEO,
Cardinal Health, Inc.

Senior Officers

David C. Novak 56
Chairman, Chief Executive Officer and President,
Yum! Brands, Inc.

Jing-Shyh S. ("Sam") Su 56
Vice Chairman, Yum! Brands, Inc.
President, Yum! Restaurants China

Graham D. Allan 53
President, Yum! Restaurants International

Scott O. Bergren 62
President and Chief Concept Officer, Pizza Hut

Jonathan D. Blum 50
Senior Vice President, Public Affairs, Yum! Brands, Inc.

Emil J. Brolick 61
Chief Operating Officer, Yum! Brands, Inc.

Ben Butler 47
President, Long John Silver's/A&W

Anne P. Byerlein 50
Chief People Officer, Yum! Brands, Inc.

Christian L. Campbell 58
Senior Vice President, General Counsel, Secretary and
Chief Franchise Policy Officer, Yum! Brands, Inc.

Richard T. Carucci 51
Chief Financial Officer, Yum! Brands, Inc.

Greg Creed 51
President and Chief Concept Officer, Taco Bell

Roger Eaton 48
President and Chief Concept Officer, KFC

Timothy P. Jerzyk 56
Senior Vice President, Investor Relations
and Treasurer, Yum! Brands, Inc.

Ted F. Knopf 57
Senior Vice President, Finance and Corporate Controller,
Yum! Brands, Inc.

Patrick C. Murtha 51
Chief Operating Officer, Pizza Hut

Laurence Roberts 49
Chief Operating Officer, KFC

Rob Savage 48
Chief Operating Officer, Taco Bell

how we win together

Yum!

(hwwt)^2

believe in all people

We trust in positive intentions and believe everyone has the potential to make a difference. We actively seek diversity in others to expand our thinking and make the best decision. We coach and support every individual to grow to their full capability.

we are customer maniacs

Customers rule. Every customer sees it, feels it and knows it in every restaurant. We make sure we have great RGMs who build great teams. 100% CHAMPS with a Yes Attitude is the expectation.

go for breakthrough

We begin by asking ourselves, "What can I do NOW to get breakthrough results in my piece of Yum?!" Our intentionality drives step change thinking. We imagine how big something can be and work future-back, going full out with positive energy and personal accountability to make it happen.

build know how

We grow by being avid learners, pursuing knowledge and best practices inside and outside our company. We seek truth over harmony every step of the way. We consistently drive outstanding execution by scaling our learnings into process and tools around what matters most. Breakthroughs come when we get people with knowledge thinking creatively.

take the hill teamwork

We team together to drive action versus activity. We discuss the undiscussable, always promoting healthy debate and healthy decisions. Our relationships allow us to ask the earth of each other. We make specific verbal contracts to get big things done with urgency and excellence.

recognize! recognize! recognize!

We attract and retain the best people and inspire greatness by being world famous for recognition. We love celebrating the achievement of others and have lots of fun doing it!

ALONE WE'RE DELICIOUS.

TOGETHER WE'RE YUM!

WWW.YUM.COM/ANNUALREPORT